As filed with the Securities and Exchange Commission on July 27, 2007

Registration No. 333-142880

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MERCADOLIBRE, INC.

(Exact name of Registrant as specified in its Charter)

Delaware	7389	98-0212790
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

MercadoLibre, Inc.

Tronador 4890, 8th Floor

Buenos Aires, C1430DNN, Argentina

011-54-11-5352-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

United Corporate Services, Inc.

15 East North Street

Dover, Delaware 19901-3609

(914) 949-9188

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John F. Haley, Esq.	Nicolás Szekasy	S. Todd Crider, Esq.
Edward W. Elmore, Jr., Esq.	MercadoLibre, Inc.	Simpson Thacher & Bartlett LLP
Hunton & Williams LLP	Tronador 4890, 8th Floor	425 Lexington Avenue
1111 Brickell Avenue, Suite 2500	Buenos Aires, C1430DNN, Argentina	New York, New York 10017-3954
Miami, Florida 33131	011-54-11-5352-8000	(212) 455-2000
(305) 810-2500

Approximate Date of Commencement of Proposed Sale to the Public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)(2)	AMOUNT OF REGISTRATION FEE(3)
Common stock, par value $0.001 per share	$332,797,716	$10,217

(1)	Estimated pursuant to Rule 457(o) solely for the purpose of calculating the amount of the registration fee.
(2)	Includes shares to be sold upon exercise of the underwriters’ over-allotment option. See “Underwriting.”
(3)	Previously paid.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 27, 2007

Prospectus

16,077,185 shares

MERCADOLIBRE, INC.

Common stock

This is the initial public offering of our common stock. Of the shares of common stock to be sold in the offering, we are selling 2,608,696 shares and the selling stockholders identified in this prospectus are selling 13,468,489 shares. We will not receive any of the proceeds from the shares of common stock being sold by the selling stockholders. We expect the initial public offering price to be between $16.00 and $18.00 per share.

Prior to the offering, there has been no public market for our common stock. We have been approved for listing of our common stock on the Nasdaq Global Market under the symbol “MELI.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds to MercadoLibre, Inc., before expenses	$	$

Proceeds to the selling stockholders, before expenses	$	$

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase from us and them an aggregate of up to 2,411,577 additional shares of our common stock to cover over-allotments, if any.

Investing in our common stock involves a high degree of risk. See “ Risk factors” beginning on page 10 to read about certain factors you should consider before buying shares of our common stock.

The underwriters expect to deliver the shares on or about                     , 2007.

JPMorgan	Merrill Lynch & Co.

RBC CAPITAL MARKETS	Pacific Crest Securities

                    , 2007

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with information that is different from or additional to, that contained in this prospectus. This prospectus may only be used where it is legal to sell our common stock. The information in this prospectus may only be accurate on the date of this prospectus.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.

Definitions.    Unless otherwise indicated, the terms “we,” “us,” “our” and “company” refer to MercadoLibre, Inc. and its consolidated subsidiaries. References in this prospectus to “$” or “U.S.$” are to U.S. dollars.

Brands.    MercadoLibre and MercadoPago are brands that belong to us. This prospectus also includes trademarks, trade names and trade dress of other companies. Use or display by us of other parties’ trademarks, trade names or trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, trade name or trade dress owners. Solely for the convenience of the reader, we refer to our brands in this

i

prospectus without the ® symbol, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

Market position.    We make statements in this prospectus about our competitive position and market share in, and the market size of, the Internet and e-commerce industries in certain Latin American countries. Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms and other published independent sources that we believe are reliable. Some data are also based on our estimates, which are derived from our review of internal surveys and independent sources. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, neither we nor the selling stockholders, nor the underwriters have independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications. None of the publications, reports, or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request, and we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Rounding.    Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully before investing in our common stock, especially the risks of investing in our common stock discussed under “Risk factors” and our consolidated financial statements and their related notes included elsewhere in this prospectus.

The company

We host the largest online trading platform in Latin America, called MercadoLibre and located at www.mercadolibre.com. We are market leaders in e-commerce in each of Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela, based on unique visitors and page views during 2006. Additionally, we have recently launched online trading platforms in Costa Rica, the Dominican Republic and Panama. With a market of over 550 million people and a region with one of the world’s fastest-growing Internet penetration rates, we provide buyers and sellers a robust online trading environment that fosters the development of a large and growing e-commerce community. We offer a technological and commercial solution that addresses the distinctive cultural and geographic challenges of operating an online trading platform in Latin America.

We offer our users two principal services:

•

The MercadoLibre marketplace:    The MercadoLibre marketplace is a fully-automated, topically-arranged and user-friendly online trading service. This service permits both businesses and individuals to list items and conduct their sales and purchases online in either a fixed-price or auction-based format. Additionally, through online classified advertisements, our registered users can also list and purchase motor vehicles, vessels, aircraft, real estate and services. Any Internet user can browse through the various products and services that are listed on our website and register with MercadoLibre to list, bid for and purchase items and services.

•

The MercadoPago online payments solution:    To complement the MercadoLibre marketplace, we developed MercadoPago, an integrated online payments solution. MercadoPago is designed to facilitate transactions on the MercadoLibre marketplace by providing a mechanism that allows our users to securely, easily and promptly send and receive payments online.

During the three months ended March 31, 2007, visitors to our website were able to browse an average of over 2.9 million total listings per month, organized by country, in over 2,000 different product categories. We believe that we have achieved a critical mass of active buyers, sellers and product listings in most of the countries where we operate and that our business can be readily scaled to handle increases in our user base and transaction volume. At March 31, 2007, we had 19.7 million confirmed registered MercadoLibre users. For 2006, we had 1.7 million unique sellers, 4.4 million unique buyers and 13.8 million successful items sold. During the three months ended March 31, 2007, we had 0.6 million unique sellers, 1.7 million unique buyers and 3.9 million successful items sold.

We generate revenues from the MercadoLibre marketplace from listing fees, optional feature fees, final value fees and online advertising, and from MercadoPago from commissions for use of the service.

We achieved gross merchandise volume (which is a measure of the total value of goods and services bought and sold on the MercadoLibre marketplace excluding motor vehicles, vessels, aircraft and real estate) of $1,075.1 million in 2006, an increase of approximately 76.9% compared to 2005. For the three months ended March 31, 2006 and 2007, our gross merchandise volume was $217.8 million and $312.5 million, respectively, which represented an increase of 43.5%. Since we commenced operations in 1999, we have consistently generated higher annual revenues over the prior year, and since 2005 we have generated positive net income and cash from operations. For 2006, we recognized net revenues of $52.1 million, which represented a compounded annual growth rate of 102.8% from 2004 to 2006. For the three months ended March 31, 2007, our net revenues were $16.5 million, which represented an increase of 49.8% compared to the same period in 2006. For 2006, our net income was approximately $1.1 million. The following table sets forth, for the periods indicated, some of our principal consolidated financial and operational indicators:

	Year ended December 31,			Three months ended March 31,
(in millions)	2004	2005	2006	2006 (unaudited)	2007 (unaudited)
Net revenues	$12.7	$28.2	$52.1	$11.0	$16.5
Income (loss) from operations	$(3.3)	$0.8	$5.4	$0.8	$2.9
Net income (loss)	$(2.2)	$2.4	$1.1	$0.1	$1.0
Gross merchandise volume(1)	$299.3	$607.7	$1,075.1	$217.8	$312.5
Number of successful items sold(2)	5.1	8.4	13.8	2.8	3.9
Total payment volume(3)	$8.9	$38.5	$89.0	$16.5	$26.6

(1)	Measure of the total U.S. dollar sum of all transactions completed through the MercadoLibre marketplace, excluding motor vehicles, vessels, aircraft and real estate.

(2)	Measure of the number of items that were sold through the MercadoLibre marketplace.

(3)	Measure of the total U.S. dollar sum of all transactions paid for using MercadoPago.

On November 10, 2005, we acquired certain operations of a regional competitor in online trading, DeRemate.com Inc., including all of its operations in Brazil, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela. See “Business—History of MercadoLibre” for more information.

Market opportunity

We provide services to a region with one of the world’s fastest growing Internet penetration rates. We were one of the initial entrants into the Latin American e-commerce market. The region, which consists of South America, Central America, the Caribbean and Mexico, is home to over 550 million people, or approximately 8.5% of the world’s population. The International Monetary Fund estimates that Latin America’s combined annual gross domestic product in 2006 was greater than $2.9 trillion. Based on information released by InternetWorldStats.com, estimates for Internet penetration in Latin America at May 7, 2007 range from a high of 42.4% for Chile to 17.2% for Brazil and 6.5% for Panama with an average penetration of approximately 18.4%. Between the end of 2000 and May 7, 2007, InternetWorldStats.com estimates that Latin America’s Internet user base increased approximately 466.2% with a compounded annual growth rate of 30.9%.

We believe that the Latin American market presents a significant opportunity for an Internet-based marketplace provider. E-commerce platforms offer advantages of scale, information availability and accessibility to markets, which address many of the inefficiencies associated with traditional offline trading in Latin America, such as limited access to information, high number of parties in distribution chains, limited inventory, and obstacles to efficient communication and interaction between market participants.

Competitive strengths

We believe the following characteristics give us a competitive advantage in realizing the potential of our market opportunity:

•

We have a strong brand and are one of the leaders in the Latin American e-commerce market.    We were one of the initial entrants in the Latin American e-commerce market, and we host the leading online trading platform in the region based on unique visitors and page views. We have built strong brand awareness and a growing online community that provides our users with the advantages of a sizable network with a large number of participants in a single marketplace. In some countries, we operate the only large-scale online trading platform that covers a wide range of product and service categories.

•

We operate a proven business model.    Business models similar to ours have been successfully implemented in many countries around the world, most notably by one of our stockholders, eBay Inc., or eBay. We have had the advantage of working closely with eBay in exchanging industry best practices and developing and improving our services and strategy.

•

Our business model offers significant economies of scale.    Since we started operations in 1999, we have shown significant revenue growth from year to year. Our business model has substantial operating leverage because a significant portion of our costs are fixed, such that increases in revenues have resulted in higher margins year after year. From 2004 to 2006, our annual revenues increased from $12.7 million to $52.1 million, a 311.1% increase, while total costs and operating expenses grew from $16.0 million to $46.7 million, a 191.4% increase.

•

Our product range and information is extensive.    We offer our customers one of the broadest selections of products and product categories among e-commerce sites in Latin America. Our sites offer on average over 2.9 million total listings per month from a selection of over 2,000 different product categories. Our product selection ranges from traditional e-commerce items such as books, music, videos, electronics, computers, hardware, cameras and cellular telephones, to industrial goods and services, to real estate and contractor services. Our website offers an efficient shopping experience with extensive information, ratings and reviews on listed products.

•

We provide creative and innovative solutions.    We have developed creative and innovative solutions to the challenges of conducting e-commerce in Latin America. For example, in addition to offering sellers an auction-based format to sell an item, the MercadoLibre marketplace also offers a fixed-price alternative to respond to the current preferences in the region for fixed-price listings. In order to address the specific needs of buyers and sellers of motor vehicles, vessels, aircraft, real estate and certain services, items for which buyers will typically require a physical inspection or specific types of interaction, we offer our users an online classified advertisements service that is dedicated to these items. To complement the

MercadoLibre marketplace by providing an end-to-end service that facilitates the completion of transactions online, we have developed MercadoPago, which operates as an escrow service that allows our users to make and receive payments efficiently and securely online. In order to meet the demand for product information by potential purchasers, we have launched product content sections on our platform that encourage user ratings and product reviews, and provide product catalogues and purchasing guides. To improve the efficiency of our MercadoLibre marketplace, we launched a relevance-based algorithm to sort listings, which provides users with a superior buying experience by matching supply and demand.

•

We have acquired considerable local market expertise.    As one of the first Internet trading platforms in the countries where we operate, we have developed an understanding of the needs and preferences of our users and customers. We have historically used this expertise to develop services and products that cater to the unique needs of Latin American e-commerce clients.

•

We have an experienced and highly qualified team.    We are led by a team of highly qualified management and information technology professionals who run our business and websites from our offices in Buenos Aires, São Paulo, Mexico City, Caracas, Santiago and Bogotá. Our ten most senior management officers and our four most senior technology professionals joined our team in 2000 or before, which provides us with stable and seasoned leadership. The commitment, knowledge and track record of both our management and technology teams are valuable assets to our company. We believe that our corporate culture contributes to the high level of satisfaction of our employees and to the retention and commitment of our team.

Business strategy

We seek to serve people in Latin America by offering an online marketplace that can improve the quality of life of those who use it, while creating significant value for our stockholders. We serve our buyers by giving them access to a broader and more affordable variety of products and services than those available on other online and offline venues. We serve our sellers by allowing them to reach a larger and more geographically diverse user base at a lower overall cost and investment than offline venues, which enables them to build businesses. More broadly, we strive to turn inefficient markets into more efficient ones and in that process we generate value. To achieve these objectives, we apply the following strategies:

•

Continue to grow our business and maintain market leadership.    We have focused and intend to continue to focus on growing our business by strengthening our position as the preferred online marketplace in each of the countries in which we operate. We also intend to grow our business and maintain our leadership by taking advantage of the expanding potential client base that has resulted from the growth of Internet penetration rates in Latin America. We intend to achieve these goals through organic growth, by entering into new countries and category segments, and, when possible and advantageous, through potential strategic acquisitions of key businesses and assets.

•

Increase monetization of our transactions.    We have focused and will continue to focus on improving the revenue generation capacity of our business by implementing initiatives designed to maximize the revenues we receive from transactions on our platform. Some of these initiatives include increasing our fee structure, introducing listing fees in the countries where we do not currently charge them, and selling advertising and Internet marketing services on our platform. Additionally, we intend to take advantage of the natural synergies that exist between our marketplace and payments service by promoting increased use of MercadoPago so that it becomes the preferred online payment method on and off our platform.

•

Enhance brand awareness.    We believe that enhancing awareness of the MercadoLibre brand is important to achieve our business objectives. We intend to continue to promote, advertise and increase recognition of our brand through a variety of marketing and promotional campaigns. These may include marketing agreements with companies with significant online presence and advertising through traditional media, such as cable television. We may also use leading websites and other media such as affiliate programs, banner advertisements and keyword searches. In addition, by enhancing our e-commerce community experience, we believe we will promote brand awareness through word of mouth.

•

Focus on user loyalty and website enhancement.    We will continue to focus on increasing purchase frequency and transaction volumes from our existing users. We intend to do so by maintaining an appealing and convenient platform for e-commerce, improving the functionality of our website to deliver a more efficient user experience and providing our users with the help of a dedicated customer support department. We employ a number of programs aimed at fostering customer loyalty and repeated purchases, such as our MercadoLider loyalty program for high-volume sellers, our targeted and segmented direct marketing program, and MercadoPago special promotions awarding interest-free installments.

•

Increase operational efficiency.    We believe that our business model is an advantage in competing with traditional online and off-line retailers as we do not require a physical showroom or storage locations and do not actually process the orders. We plan to maximize this advantage by achieving economies of scale, maintaining controls on overhead costs and reducing variable costs whenever possible.

•

Continue to develop innovative and creative solutions.    We intend to continually enhance our trading platform in order to better serve both individuals and businesses that want to buy or sell goods and services online. We intend to continue investing to develop new tools and technologies that facilitate e-commerce on our platform and improve our users’ online experience on MercadoLibre, while addressing the distinctive cultural, geographical and other challenges of online trading in Latin America.

•

Serve our dynamic and active user community.    We seek to operate MercadoLibre as an open and trusted Web-based marketplace where users can access a broad market of products. We believe in treating our users with respect by applying a consistent set of policies that reinforce good online and offline behavior within our user community. We also seek to offer superior customer care in order to maintain the loyalty and satisfaction of our active user base.

We are a Delaware corporation incorporated on October 15, 1999. Our registered office is located at 15 East North Street, Dover, Delaware. Our principal executive offices are located at Tronador 4890, 8th floor, Buenos Aires, Argentina, C1430DNN. Our telephone number is +54 11 5352-8000 and our website is located at www.mercadolibre.com. Information contained on our website shall not constitute, or be deemed incorporated as, a part of this prospectus.

The offering

Issuer	MercadoLibre, Inc.

Common stock offered by us	2,608,696 shares.

Common stock offered by the selling stockholders	13,468,489 shares.

Common stock to be outstanding after this offering	43,835,263 shares (or 44,226,567 if the underwriters exercise in full their option to purchase 391,304 additional shares to cover over-allotments if any.)(1)

Offering price	We expect the initial public offering price to be between $16.00 and $18.00 per share.

Over-allotment option

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase from us and them an aggregate of up to 2,411,577 additional shares of our common stock to cover any over-allotments.

Use of proceeds

We expect to receive net proceeds of approximately $40.6 million from our sale of 2,608,696 shares of common stock (or $47.0 million if the underwriters exercise in full their option to purchase from us 391,304 additional shares to cover any over-allotments) at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to repay approximately $9.3 million outstanding on a loan from eBay and the remainder for general corporate purposes. Pending these uses, we intend to invest our net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

We will not receive any of the sales proceeds associated with common stock offered by the selling stockholders.

See “Use of proceeds” and “Certain relationships and related transactions.”

Dividend policy

We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend policy” and “Description of capital stock.”

Voting rights	Holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders.

Proposed Nasdaq Global Market symbol	We have been approved for listing of our common stock on the Nasdaq Global Market under the trading symbol “MELI.”

Lock-up agreements

In connection with this offering, we, the selling stockholders, our directors, executive officers and certain other stockholders will enter into lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. See “Underwriting” for more information regarding lock-up agreements.

Certain relationships and related transactions

Please read “Certain relationships and related transactions” for a discussion of business relationships between us and related parties and “Underwriting” for information regarding relationships between us and the underwriters.

Risk factors	You should carefully read and consider the information set forth under “Risk factors” and all other information set forth in this prospectus before investing in our common stock.

(1)	Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ option to purchase from us up to 391,304 additional common shares and from the selling stockholders up to 2,020,273 additional common shares to cover over-allotments, if any, and that the common stock to be sold in this offering is sold at $17.00, which is the midpoint of the range set forth on the cover page of this prospectus.

Unless otherwise indicated, all information in this prospectus reflects the conversion of all outstanding shares of preferred stock and different classes of our common stock into one class of common stock upon completion of this offering. See “Description of capital stock.”

Except as otherwise noted, the number of shares of our common stock to be outstanding after this offering excludes 149,111 shares reserved for future issuance upon exercise of outstanding options and 296,437 shares available for future awards under our stock option plan. See “Compensation discussion and analysis—Our stock and stock option plans” and note 11 to our consolidated financial statements.

Summary financial and other data

The following summary financial data at December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements and their related notes included elsewhere in this prospectus. The following summary financial data at December 31, 2004 have been derived from our audited consolidated financial statements for that year, which are not included in this prospectus. The following summary financial data at March 31, 2007 and for the three months ended March 31, 2006 and 2007 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. These statements include all normal recurring adjustments that management believes are necessary to fairly present our financial position, operating results and cash flows. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007 or for any other period.

The following summary financial and other data is qualified by reference to and should be read in conjunction with “Capitalization,” “Selected financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year ended December 31,			Three months ended March 31,
(in millions)	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Statement of operations data:
Net revenues	$12.7	$28.2	$52.1	$11.0	$16.5
Cost of net revenues	(2.5)	(6.1)	(12.1)	(2.5)	(3.6)

Gross profit	10.2	22.1	40.0	8.5	12.9

Operating expenses:
Product and technology development	(1.3)	(2.2)	(3.1)	(0.7)	(1.0)
Sales and marketing	(9.1)	(14.7)	(23.4)	(5.1)	(6.3)
General and administrative	(3.1)	(4.4)	(8.2)	(1.9)	(2.7)

Total operating expenses	(13.5)	(21.3)	(34.6)	(7.7)	(10.0)

Income (loss) from operations	(3.3)	0.8	5.4	0.8	2.9

Net income (loss)	$(2.2)	$2.4	$1.1	$0.1	$1.0

	At December 31,			At March 31,
(in millions, except share data)	2004	2005	2006	2007 (unaudited)

Balance sheet data:
Total assets	$24.1	$44.4	$53.8	57.2
Total liabilities	5.1	23.2	30.5	32.2
Mandatorily redeemable convertible preferred stock	63.1	63.6	64.1	64.2
Total stockholders’ deficit	(44.1)	(42.4)	(40.7)	(39.2)

Earnings (loss) per share data:
Basic net income (loss) available to common stockholders per common share	(0.21)	0.05	0.01	0.02
Diluted net income (loss) per common share	—	0.05	—	—
Weighted average shares:
Basic	12,739,980	13,065,496	13,149,139	13,375,482
Diluted	—	13,671,359	—	—

	Year ended December 31,			Three months ended March 31,
(in millions)	2004	2005	2006	2006	2007

Other data:
Number of confirmed registered users at end of period(1)	6.5	12.2	18.2	13.5	19.7
Number of confirmed new registered users during period(2)	2.5	5.7	6.0	1.3	1.6
Gross merchandise volume(3)	$299.3	$607.7	$1,075.1	$217.8	$312.5
Number of successful items sold(4)	5.1	8.4	13.8	2.8	3.9
Total payment volume(5)	$8.9	$38.5	$89.0	$16.5	$26.6
Capital expenditures	$2.1	$2.0	$2.4	$0.6	$0.6
Depreciation and amortization	$1.1	$1.6	$2.0	$0.5	$0.5

(1)	Measure of the cumulative number of users who have registered on the MercadoLibre marketplace and confirmed their registration.

(2)	Measure of the number of new users who have registered on the MercadoLibre marketplace and confirmed their registration.

(3)	Measure of the total U.S. dollar sum of all transactions completed through the MercadoLibre marketplace, excluding motor vehicles, vessels, aircraft and real estate.

(4)	Measure of the number of items that were sold through the MercadoLibre marketplace.

(5)	Measure of total U.S. dollar sum of all transactions paid for using MercadoPago.

Risk factors

An investment in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors in evaluating us and our business before purchasing our common stock. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our common stock could decline and you may lose all or part of your investment. In connection with the forward-looking cautionary statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under “Forward-looking statements.”

Risks related to our business

The market for the sale of goods over the Internet is developing in Latin America, and our business depends on the continued growth of online commerce, and the availability and suitability of the Internet in Latin America.

The market for the sale of goods over the Internet is a new and emerging market in Latin America. Our future revenues depend substantially on Latin American consumers’ widespread acceptance and use of the Internet as a way to conduct commerce. Rapid growth in the use of and interest in the Internet (particularly as a way to conduct commerce) is a recent phenomenon, and we cannot assure you that this acceptance and use will continue to exist or develop. For us to grow our user base successfully, consumers who have historically used traditional means of commerce to purchase goods must accept and use new ways of conducting business and exchanging information. Furthermore, the price of personal computers and Internet access may limit our potential growth in countries with low levels of Internet penetration and/or high levels of poverty.

In addition, the Internet may not be commercially viable in Latin America in the long term for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. We cannot assure you that the infrastructure for the Internet will be able to support continued growth in the number of Internet users, their frequency of use or their bandwidth requirements. In addition, the Internet could lose its viability due to delays in telecommunications technological developments, or due to increased government regulation. If telecommunications services change or are not sufficiently available to support the Internet, response times would be slower, which would adversely affect use of the Internet and our service in particular.

Our future success depends on our ability to expand and adapt our operations to meet rapidly changing industry and technology standards in a cost-effective and timely manner, and on the continued market acceptance of our products and services.

We plan to expand our operations by developing and promoting new and complementary services. We cannot assure you that we will be able to expand our operations in a cost-effective or timely manner or that any of our expansion efforts would have the same or greater overall market acceptance as our current services. Furthermore, any new business or service that we launch that is not favorably received by consumers could damage our reputation and diminish the value of our brand name. To expand our operations we will also need to spend significant amounts in development, operations and other resources, and we would place strain on our management, financial and operational resources. Similarly, a lack of market acceptance of these services or our inability to generate satisfactory revenues from any expanded services to offset their cost could have a material adverse effect on our business, results of operations and financial condition.

Internet regulation in the countries where we operate is scarce, and several legal issues related to the Internet are uncertain. We are subject to a number of other laws and regulations, and governments may enact laws or regulations which could adversely affect our business.

Unlike the United States, none of the countries where we operate have specific laws governing the liability of Internet service providers, such as ourselves, for fraud, intellectual property infringement, other illegal activities committed by individual users or third-party infringing content hosted on a provider’s servers. This legal uncertainty allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. Certain judges may decide that Internet service providers are liable to an intellectual property owner for a user’s sale of counterfeit items using our platform, while others may decide that the responsibility lies solely with the offending user. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could have a material adverse effect on our business, results of operation and financial condition. In addition, legal uncertainty may negatively affect our clients’ perception and use of our services.

We are not currently subject to direct government regulation in most of the countries where we operate, other than those regulations applicable to businesses in general. It is not clear how existing laws governing issues such as general commercial activities, property ownership, copyrights and other intellectual property issues, taxation, libel and defamation, obscenity, and personal privacy apply to online businesses. The majority of these laws were adopted before the Internet was available and, as a result, do not contemplate or address the unique issues of the Internet. Due to these areas of legal uncertainty, and the increasing popularity and use of the Internet and other online services, it is possible that new laws and regulations are adopted with respect to the Internet or other online services. These laws and regulations could cover issues such as online commerce, Internet service providers’ responsibility for third party content hosted in their servers, user privacy, freedom of expression, pricing, content and quality of products and services, taxation (including imposition of value added or sales taxes collection obligations), advertising, intellectual property rights, consumer protection and information security. If these laws are enacted they may have negative effects on our business, results of operation and financial condition.

As our activities and the types of goods listed on our website grow, regulatory agencies or courts may argue or rule that we or our users must either obtain licenses or not be allowed to conduct business in their jurisdiction, either with respect to our services in general or only relating to certain items, such as auctions, real estate and motor vehicles. For example, numerous jurisdictions, including Brazil and Argentina, have regulations regarding “auctions” and “auctioneers” and the handling of property by “secondhand dealers” or “pawnbrokers.” Attempted enforcement of these laws against us or our users and other regulatory and licensing claims could result in expensive litigation or could require us to change the way we or our users do business. Any changes in our or our users’ business methods could increase costs or reduce revenues or force us to prohibit listings of certain items for some locations. We could also be subject to fines or other penalties, and any of these outcomes could harm our business.

In addition, because our services are accessible worldwide and we facilitate sales of goods to users worldwide, other foreign jurisdictions may claim that we are required to comply with their laws. As we expand and localize our international activities, we have to comply with the laws of the countries in which we operate. Laws regulating Internet companies outside of the Latin American jurisdictions where we operate may be more restrictive to us than those in Latin America. In order to comply with these laws we may have to change our business practices or restrict our services. We could be subject to penalties ranging from criminal prosecution to bans on our services for failure to comply with foreign laws.

We are subject to laws relating to the use, storage and transfer of personally identifiable information about our users, especially financial information. Several jurisdictions have passed new laws in this area, and other jurisdictions are considering imposing additional restrictions. If we violate these laws, which in many cases apply not only to third-party transactions but also to transfers of information among ourselves, our subsidiaries, and other parties with which we have commercial relations, we could be subject to significant penalties and negative publicity, which would adversely affect us.

Our business is an Internet platform for commercial transactions in which all commercial activity depends on our users and is therefore largely outside of our control.

Our business is dependent on Internet users listing and purchasing their items and services on our Internet platform. Therefore, we depend on the commercial activity, including both sales and purchases, that our users generate. We do not choose which items will be listed, nor do we make pricing or other decisions relating to the products and services bought and sold on our platform. Therefore, the principal drivers of our business are largely outside of our control, and we depend on the continued preference for our platform of millions of individual users.

We could face liability for the sale of regulated and prohibited items, unpaid items or undelivered purchases, and the sale of defective items.

Laws specifying the scope of liability of providers of online services for activities of their users through their service are currently unsettled in the Latin American countries where we operate. Even though we have implemented clear policies that are written into our terms of use that prohibit the sale of certain items on our platform and have implemented programs to monitor and exclude unlawful goods and services, we may be unable to prevent our users from exchanging unlawful goods or services or exchanging goods in an unlawful manner, and we may be subject to allegations of civil or criminal liability for the unlawful activities of these users.

More specifically, we are aware that certain goods, such as alcohol, tobacco, firearms, adult material and other goods that may be subject to regulation by local or national authorities of various jurisdictions have been traded on the MercadoLibre marketplace. As a consequence of these transactions, we have at times been subject to fines in Brazil for certain users’ sale of products that have not been approved by the government. We cannot assure that we will successfully avoid civil or criminal liability for unlawful activities that our users carry out through our service in the future. If we suffer potential liability for any unlawful activities of our users, we may need to implement additional measures to reduce our exposure to this liability, which may require, among other things, that we spend substantial resources and/or discontinue certain service offerings. Any costs that we incur as a result of this liability or asserted liability could have a material adverse effect on our business, results of operations and financial condition.

We believe that government and consumer protection agencies have received a substantial number of complaints about both the MercadoLibre marketplace and MercadoPago. We believe that these complaints are small as a percentage of our total transactions, but they could become large in aggregate numbers over time. In fact, various governmental regulatory agencies have already contacted us from time to time with questions about our operations and may continue to do so. If during these inquiries any of our processes are found to violate laws on consumer protection, or to constitute unfair business practices, we could be subject to an enforcement action, fines or penalties. Such actions or fines could require us to restructure our business processes in ways that would harm our business, and to incur substantial costs.

In addition, our success depends largely upon sellers accurately representing and reliably delivering the listed goods and buyers paying the agreed purchase price. We have received in the past, and anticipate that we will receive in the future, complaints from users who did not receive the purchase price or the goods agreed to be exchanged. While we can suspend the accounts of users who fail to fulfill their delivery obligations to other users, we do not have the ability to require users to make payments or deliver goods sold. We also receive complaints from buyers regarding the quality of the goods purchased or the partial or non-delivery of purchased items. We have tried to reduce our liability to buyers for unfulfilled transactions or other claims related to the quality of the purchased goods by offering a free Buyer Protection program to buyers who meet certain conditions. Although the number of claims that we have paid through this program is not currently significant, and the average claimed transaction size during 2006 is approximately $77 (excluding motor vehicles, vessels, aircraft and real estate), we may in the future receive additional requests from users requesting reimbursement or threatening legal action against us if we do not reimburse them.

Any resulting litigation related to unpaid or undelivered purchases could be expensive for us, divert management’s attention and could result in increased costs of doing business. In addition, any negative publicity generated as a result of the fraudulent or deceptive conduct of our users could damage our reputation and diminish the value of our brand name.

We could potentially face legal and financial liability for the sale of items that infringe on the intellectual property rights of others and for information disseminated on the MercadoLibre marketplace.

Even though we monitor listings on our websites, we are not able to detect every item that may infringe on the intellectual property rights of third parties. As a result, we have received in the past, and anticipate that we will receive in the future, complaints alleging that certain items sold through the MercadoLibre marketplace infringe third-party copyrights, trademarks or other intellectual property rights. Content owners and other intellectual property rights owners have been active in defending their rights against online companies, including us. We have taken steps to work in coordination and cooperation with the intellectual property rights owners to eliminate allegedly infringing items listed in the MercadoLibre marketplace. Our user policy prohibits the sale of goods which may infringe third-party intellectual property rights, and we suspend the account of any user who infringes third-party intellectual property rights. Despite all these measures, an allegation of infringement could result in litigation against us.

Specifically, allegations of infringement of intellectual property rights have already resulted in claims against us from time to time, including litigation in Brazil brought by Cartier International B.V., Montblanc Simplo Gmbh, Richemont International S.A., Puma Sports Ltda., Lacoste do Brasil Indústria e Comércio Ltda., Sporloisirs S.A., Qix Skateboards Indústria e Comércio Ltda, Vintage

Denim Ltda., Editora COC Empreendimentos Culturais Ltda., Barros Fischer e Associados Ltda., Fallms Distribuição de Fitas Ltda., 100% Nacional Distribuidora de Fitas Ltda. and Xuxa Promoções e Produções Artísticas Ltda. While we have been largely successful to date in settling existing claims by agreeing to monitor the brands and have not paid any damages, the current lack of laws regarding the Internet results in great uncertainty as to the outcome of any future claims. We continue to have outstanding litigation and, although we intend to defend each of these claims, we cannot assure you that we will be successful. This type of litigation is expensive for us, could result in damage awards or increased costs of doing business through adverse judgments or settlements, could require us to change our business practices in expensive ways, or could otherwise harm our business. Litigation against other online companies could result in interpretations of the law that could also require us to change our business practices or otherwise increase our costs.

Additionally, if the public perception were that counterfeit items are commonplace on our site, it could damage our reputation and our business.

It is also possible that third parties could bring claims against online services companies for defamation, libel, invasion of privacy, negligence, or other theories based on the nature and content of the materials disseminated through their services. Other online services companies are facing several private lawsuits for this type of liability. As mentioned previously, the liability of online services companies for content hosted, information carried on or disseminated through their services is currently unclear in the Latin American countries where we operate. This could allow for claims being made against us by purportedly aggrieved third parties. For example, the MercadoLibre service contains a User Feedback feature, which includes reviews and ratings from users regarding the reliability of other users in paying or delivering goods sold in a transaction promptly. Although users generate all the feedback, it is possible that a party could bring a claim for defamation or other injury against us for content posted through the User Feedback feature. If we or other online services providers are held liable or potentially liable for information carried on or disseminated through our services, we may have to implement measures to reduce our exposure to this liability. Any measures we may need to implement may involve spending substantial resources and/or to discontinuing certain services. Any such costs that we incur as a result of liability or asserted liability could have a material adverse effect on our business, results of operations and financial condition. In addition, attention to liability issues, lawsuits and legislative proposals could impact the growth of Internet use, and subsequently have a negative impact on our business results.

We have only recently achieved profitability in a new and rapidly evolving market, and we cannot assure you that we will continue to be profitable.

We were incorporated in Delaware in October of 1999 and commenced operations in Argentina in August of 1999, in Brazil in October of 1999, in Mexico in November of 1999 and in Uruguay in December of 1999. Our operations in the remaining Latin American countries where we operate have all been launched after January of 2000, including our launch in Costa Rica, Panama and the Dominican Republic as recently as December of 2006. Our net income and cash flow from operations were negative from the time we commenced operations in 1999 until 2004. Accordingly, we have a limited history of profits and positive cash flow operations on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks, uncertainties, expenses and difficulties that companies in their early stages of development frequently encounter, particularly companies in new and rapidly evolving markets such as online commerce. Because our business has evolved rapidly and we have a limited operating history, and an even more limited history of profit and positive cash flow, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely on them as indications of future performance.

Furthermore, as a result of our limited operating history, the emerging nature of the markets in which we compete, the increased variety of services offered on our website and the rapidly evolving nature of our business, it is particularly difficult for us to forecast our revenues or earnings accurately. In addition, we have no backlog and substantially all of our net revenues for each quarter are derived from listing fees, optional feature fees, final value fees, commissions on MercadoPago payments and advertising that are earned during that quarter. Our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues relative to our planned expenditures would have an immediate adverse effect on our business, results of operations and financial condition.

If we continue to grow, we may not be able to appropriately manage the increased size of our business.

We are currently experiencing a period of significant expansion and anticipate that further expansion will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on management, and our operational and financial resources.

We must constantly add new hardware, update software, enhance and improve our billing and transaction systems, and add and train new engineering and other personnel to accommodate the increased use of our website and the new products and features we regularly introduce. This upgrade process is expensive, and the increasing complexity and enhancement of our website results in higher costs. Failure to upgrade our technology, features, transaction processing systems, security infrastructure, or network infrastructure to accommodate increased traffic or transaction volume could harm our business. Adverse consequences could include unanticipated system disruptions, slower response times, degradation in levels of customer support, impaired quality of users’ experiences of our services and delays in reporting accurate financial information.

Our revenues depend on prompt and accurate billing processes. Our failure to grow our transaction-processing capabilities to accommodate the increasing number of transactions that must be billed on our website would harm our business and our ability to collect revenue.

Furthermore, we may need to enter into relationships with various strategic partners, websites and other online service providers and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenues, and operating margins.

We cannot assure you that our current and planned systems, procedures and controls, personnel and third party relationships will be adequate to support our future operations. Our failure to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

Our systems may fail or suffer interruptions due to human acts, technical problems, or natural disasters.

Our success, and in particular our ability to facilitate trades successfully and provide high quality customer service, depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Substantially all of our computer hardware for operating the MercadoLibre marketplace and MercadoPago services is currently located at the facilities of the Savvis Datacenter in Sterling, Virginia, with a redundant database backup in Miami, Florida. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, computer viruses, telecommunication failures, physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorism, and similar events. If our system suffers a major failure, it would take as much as several days to get the service running again because our Miami database is only a backup with very limited hardware. We also have no formal disaster recovery plan or alternative providers of hosting services and do not carry business interruption insurance to compensate us for losses that may occur. Despite any precautions we have taken and plan to take, if there is a natural disaster or major failure, a decision by our providers to close one of the facilities we use without adequate notice, or other unanticipated problem at the Virginia or Florida facilities, the services we provide could suffer interruptions. We currently have no plans to upgrade the Florida facility capabilities. Additionally, in the occurrence of such pronounced, frequent or persistent system failures, our reputation and name brand could be materially adversely affected.

We are subject to security breaches or other confidential data theft from our systems, which can adversely affect our reputation and business.

A significant risk associated with online commerce and communications is the secure transmission of confidential information over public networks. Currently, a number of MercadoLibre users authorize us to bill their credit card accounts or debit their bank accounts directly, or use MercadoPago for all the transaction fees that we charge. We rely on encryption and authentication technology to provide the security and authentication technology to transmit confidential information securely, including customer credit card numbers and other account information. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the technology that we use to protect customer transaction data. If our security were compromised, it could have a material adverse effect on our reputation. We cannot assure you that our security measures will prevent security breaches or that failure to prevent them will not have a material adverse effect on our business, results of operations and financial condition.

We depend on key personnel, the loss of which could have a material adverse effect on us.

Our performance depends substantially on the continued services and on the performance of our senior management and other key personnel. Our ability to retain and motivate these and other officers and employees is fundamental to our performance.

Our ten most senior executive officers have been with us since 2000 or before, providing us with a stable and experienced management team. The loss of the services of any of these executive officers or other key employees could have a material adverse effect on our business, results of operations and financial condition. We do not have employment agreements with any of our key technical personnel other than our senior executives (whose agreements are for an undetermined period and establish general employment terms and conditions) and maintain no

“key person” life insurance policies. The option grants to most of our senior management and key employees are fully vested. Therefore, these employees may not have sufficient financial incentive to stay with us. Consequently we may have to incur costs to replace key employees who leave and our ability to execute our business model could be impaired if we cannot replace them in a timely manner.

Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for this personnel is intense, and we cannot assure you that we will be able to successfully attract, integrate, train, retain, motivate and manage sufficiently qualified personnel.

Currently our revenues depend substantially on the listing, optional feature and final value fees we charge to sellers and may decrease if market conditions force us to lower such fees or if we fail to diversify our sources of revenue.

Currently our revenues depend primarily on listing, optional feature and final value fees that we charge to our sellers for listing and upon selling their items and services, which together represented 88.4% of our revenues for 2005, 85.0% for 2006 and 85.6% for the three months ended March 31, 2007 (the remainder of our revenues consist of advertising revenues and MercadoPago revenues). Our platform depends upon providing access to a large market at a lower cost than other comparable alternatives. If market conditions force us to substantially lower our listing or final value fees or if we fail to continue to attract new buyers and sellers, and if we are unable to effectively diversify and expand our sources of revenue, our profitability, results of operations and financial condition could be adversely affected.

MercadoPago is subject to similar market pressure on the commissions charged for provision of its service.

We are subject to consumer trends and can lose revenue if certain items become less popular.

We derive substantially all of our revenues from fees charged to sellers for listing products for sale on our service, fees charged to sellers who purchase optional features, fees from successfully completed transactions and fees for making payments through MercadoPago. Our future revenues will depend on continued demand for the types of goods that users list on the MercadoLibre marketplace. The popularity of certain categories of items, such as cellular telephones, other electronics, toys, clothing and sporting goods, among consumers may vary over time due to perceived availability, subjective value, and trends of consumers and society in general. A decline in the demand for or popularity of certain items sold through the MercadoLibre marketplace without an increase in demand for different items could reduce the overall volume of transactions on the MercadoLibre service, resulting in reduced revenues. In addition, certain consumer “fads” may temporarily inflate the volume of certain types of items listed on the MercadoLibre marketplace, placing a significant strain on our infrastructure and transaction capacity. These trends may also cause significant fluctuations in our operating results from one quarter to the next.

The success of eBay and other e-commerce companies is not an indication of our future financial performance.

Several companies that operate e-commerce websites, such as eBay, have been successful and profitable in the past. However, we operate in a business environment that is different from eBay’s and other e-commerce companies operating outside of Latin America. These differences include the smaller size of the national markets, lower Internet adoption rates, lower confidence in remote payment mechanisms and less reliable postal and parcel services. Therefore, you should not interpret the success of any of these companies as indicative of our financial prospects.

We could be subject to liability and forced to change our MercadoPago business practices if we were found to be subject to or in violation of any laws or regulations governing banking, money transmission, or electronic funds transfers in any country where we operate.

A number of jurisdictions where we operate have enacted legislation regulating money transmitters. We believe we do not require a license under the existing statutes of Argentina, Brazil, Mexico, Chile, Colombia and Venezuela to operate MercadoPago with its current agency-based structure. If our operation of MercadoPago were found to be in violation of money services laws or regulations, or engaged in an unauthorized banking business, we could be subject to liability, forced to cease doing business with residents of certain countries, or forced to change our business practices. Any change to our MercadoPago business practices that makes the service less attractive to customers or prohibits its use by residents of a particular jurisdiction could decrease the speed of trade on the MercadoLibre marketplace, which would further harm our business. Even if we are not forced to change our MercadoPago business practices, we could be required to obtain licenses or regulatory approvals that could be very expensive and time consuming, and we cannot assure you that we would be able to obtain these licenses in a timely manner or at all.

MercadoPago is susceptible to illegal uses, and we could potentially face liability for any illegal use of MercadoPago.

MercadoPago, like the MercadoLibre platform, is also susceptible to potentially illegal or improper uses, including, fraudulent and illicit sales, money laundering, bank fraud, and online securities fraud. In addition, MercadoPago’s service could be subject to unauthorized credit card use, identity theft, break-ins to withdraw account balances, employee fraud or other internal security breaches, and we may be required to reimburse customers for any funds stolen as a result of such breaches. Merchants could also request reimbursement, or stop using MercadoPago, if they are affected by buyer fraud.

In addition, MercadoPago may be subject to anti-money laundering laws and regulations that prohibit, among other things, its involvement in transferring the proceeds of criminal activities. Because of different laws and regulations in each jurisdiction where we operate, as we roll-out and adapt MercadoPago in other countries, additional verification and reporting requirements could apply. These regulations could impose significant costs on us and make it more difficult for new customers to join the MercadoPago network. Future regulation (under the USA Patriot Act or otherwise), may require us to learn more about the identity of our MercadoPago customers before opening an account, to obtain additional verification of customers and to monitor our customers’ activities more closely. These requirements, as well as any additional restrictions imposed by credit card associations, could raise our MercadoPago costs significantly and reduce the attractiveness of MercadoPago. Failure to comply with money laundering laws could result in significant criminal and civil lawsuits, penalties, and forfeiture of significant assets.

We incur losses from claims that customers did not authorize a purchase, from buyer fraud and from erroneous transmissions. For 2006, MercadoPago’s transaction loss arising from charge-backs from unrecognized credit card payments totaled $1.2 million, representing 1.3% of MercadoPago’s total payment volume and 15.8% of net revenues of MercadoPago. For the first quarter of 2007, this loss totaled $0.3 million, representing 1.2% of MercadoPago’s total payment volume and 14.4% of net revenues of MercadoPago. In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive they could result in MercadoPago losing the right to accept credit cards for payment. If MercadoPago is unable to accept credit cards, our business will be adversely affected given that credit cards are the most widely used method for funding the MercadoPago accounts. We have taken measures to detect and reduce the risk of fraud on MercadoPago, such as running address verification system (AVS) and card security code (CSC) checks in some countries, asking users to fax extra documentation for higher risk transactions, caps on overall spending per users and data mining to detect potentially fraudulent transactions. However, these measures may not be effective against current and new forms of fraud. If these measures do not succeed, excessive charge-backs may arise in the future and our business will be adversely affected.

Our failure to manage MercadoPago customer funds properly would harm our business.

Our ability to manage and account accurately for MercadoPago customer funds requires a high level of internal controls. We have neither an established operating history nor proven management experience in maintaining, over a long term, these internal controls. As our MercadoPago business continues to grow, we must strengthen our internal controls accordingly. MercadoPago’s success requires significant public confidence in our ability to handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain necessary controls or to properly manage customer funds could severely reduce customer use of MercadoPago.

MercadoPago is a new service that faces competition from other payment methods, and competitors may adversely affect the success of MercadoPago.

MercadoPago competes with existing online and offline payment methods, including, among others, banks and other providers of traditional payment methods, particularly credit cards, checks, money orders, and electronic bank deposits; international online payments services such as Paypal and Google Checkout, and local players such as DineroMail in Argentina and Chile; money remitters such as Western Union; the use of cash, which is often preferred in Latin America; and offline funding alternatives such as cash deposit and money transmission services. Some of these services may operate at lower commission rates than MercadoPago’s current rates.

MercadoPago’s competitors may respond to new or emerging technologies and changes in customer requirements faster and more effectively than us. They may devote greater resources to the development, promotion, and sale of products and services than we do for MercadoPago. Competing services tied to established banks and other financial institutions may offer greater liquidity and create greater consumer confidence in the safety and efficacy of their services than MercadoPago. Established banks and other financial institutions currently offer online payments and those which do not yet provide such a service could quickly and easily develop it.

We are currently in the process of rolling out a new fee scale and structure for MercadoPago, in order to achieve better monetization of transactions. Customers may not like this new structure, which could result in decreased use of MercadoPago and therefore have the opposite effect to the one intended. In addition, the transition to the new system may not be a smooth one. Any of these events would adversely affect our business.

We continue to expand MercadoPago’s services internationally. We have no experience with the online payments business in Chile, Colombia, Ecuador, Peru, Uruguay, Costa Rica or the Dominican Republic. In order to introduce MercadoPago in some countries we may require a close commercial relation with one or more local banks. These or other factors may prevent, delay or limit our introduction of MercadoPago in other countries, or reduce its profitability.

We rely on banks or payment processors to fund transactions, and changes to credit card association fees, rules or practices may adversely affect our business.

Because MercadoPago is not a bank, we cannot belong to or directly access credit card associations, such as Visa and MasterCard. As a result, we must rely on banks or payment processors to process the funding of MercadoPago transactions and MercadoLibre marketplace collections, and must pay a fee for this service. From time to time, credit card associations may increase the interchange fees that they charge for each transaction using one of their cards. The credit card processors of MercadoPago and the MercadoLibre marketplace have the right to pass any increases in interchange fees on to us as well as increase their own fees for processing. These increased fees increase the operating costs of MercadoPago, reduce our profit margins from MercadoPago operations and, to a lesser degree, affect the operating margins of the MercadoLibre marketplace.

We are also required by MercadoPago and MercadoLibre´s processors to comply with credit card association operating rules. The credit card associations and their member banks set and interpret the credit card rules. Some of those member banks compete with MercadoPago. Visa, MasterCard, American Express or other credit card companies could adopt new operating rules or re-interpret existing rules that we or MercadoPago’s processors might find difficult or even impossible to follow. As a result, we could lose our ability to give MercadoPago customers the option of using credit cards to fund their payments and MercadoLibre users the option to pay their fees using a credit card. If MercadoPago were unable to accept credit cards, our MercadoPago business would be adversely affected.

We could lose the right to accept credit cards if MasterCard and/or Visa determine that users are using MercadoPago to engage in illegal or “high risk” activities. We must prevent “high risk” merchants from using MercadoPago. We have not incurred fines from MercadoPago’s credit card processor relating to our failure to detect the use of MercadoPago by “high risk” merchants. However, in Brazil, in January of 2006 MasterCard informed us that they could not advance our receivables temporarily due to a high level of cancellations. That decision was reversed in February of the same year.

Changes in MercadoPago’s funding mix could adversely affect MercadoPago’s results.

MercadoPago pays significant transaction fees when senders fund payment transactions using credit cards, PagoMisCuentas and Pago Fácil, nominal fees when customers fund payment transactions from their bank accounts in Brazil and Mexico, and no fees when customers fund payment transactions from an existing MercadoPago account balance. Senders funded approximately 67.2% and 65.6% of MercadoPago’s payment volume using credit cards during 2006 and the three months ended March 31, 2007, respectively (either in a single payment or in installments), and MercadoPago’s financial success will remain highly sensitive to changes in the rate at which its senders fund payments using credit cards. Senders may prefer credit card funding rather than bank account transfers for a number of reasons, including the ability to pay in installments in Brazil, Mexico and Argentina, the ability to dispute and reverse charges if merchandise is not delivered or is not as described, the ability to earn frequent flyer miles or other incentives offered by credit cards, the ability to defer payment, or a reluctance to provide bank account information to us.

We have no business insurance coverage, which would require us to spend significant resources in the event of a disruption of our services or other contingency.

Insurance companies in Latin America offer limited business insurance products. We do not carry any business liability or disruption insurance coverage for our operations. Any business disruption, litigation, system failure or natural disaster may cause us to incur substantial costs and divert resources, which could have a material adverse effect on our business, results of operation and financial condition.

We may not be able to adequately protect and enforce our intellectual property rights. We could potentially face claims alleging that our technologies infringe the property rights of others.

We regard the protection of our copyrights, service marks, trademarks, domain names, trade dress and trade secrets as critical to our future success and rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. We have entered into confidentiality and invention assignment agreements with our employees and certain contractors, and non-disclosure agreements with our employees, and certain suppliers and strategic partners in order to limit access to and disclosure of our proprietary information. We cannot assure you that these contractual arrangements or the other steps that we have taken or will take in the future to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-parties from developing similar or competing technologies.

We pursue the registration of our trademarks and service marks in each country where we operate, in the United States and in certain other Latin American countries. Effective trademark, service mark, copyright, domain name and trade secret protection may not be available in every country in which our services are made available online. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that our licensees maintain the quality of the MercadoLibre brand, our licensees may take actions that could materially adversely affect the value of our proprietary rights or reputation, which could have a material adverse effect on our business, results of operations and financial condition.

To date, we have not been notified that our technology infringes the proprietary rights of third parties, but third parties may claim infringement on our part with respect to past, current or future technologies or features of our services. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in the e-commerce segment grows. Any of these claims could have a material adverse effect upon our business, results of operations and financial condition.

Since 2001, eBay has been subject to a lawsuit alleging infringement of patents relating to online consignment auction technology, multiple database searching and electronic consignment systems. In September 2001, MercExchange LLC filed a complaint against eBay and their subsidiaries in the U.S. District Court for the Eastern District of Virginia alleging infringement of three patents (relating to online consignment auction technology, multiple database searching and electronic consignment systems) and seeking a permanent injunction and damages (including treble damages for willful infringement). Following a trial and jury verdict, in August 2003, the court entered judgment for MercExchange in the amount of approximately $30 million plus pre-judgment interest and post-judgment interest, but refused to grant an injunction. eBay appealed the verdict and judgment in favor of MercExchange, and MercExchange filed a cross-appeal. In May, 2006, following appeals to the U.S. Court of Appeals for the Federal Circuit and the U.S. Supreme Court, the Supreme Court ruled that an outright denial of an injunction in a patent case is not appropriate, and remanded the case to the district court for further proceedings. On August 28, 2006, MercExchange renewed its motion for a permanent injunction in the U.S. District Court for the Eastern District of Virginia. Final briefs on such motion were filed in March of 2007. Based on reports filed with the SEC by eBay, a hearing for such motion was scheduled for June of 2007.

If eBay is not successful in appealing or modifying the court’s ruling, or in the remanded proceedings, they would likely be forced to pay significant additional damages and licensing fees and/or modify their business practices. An adverse ruling to eBay could potentially subject us to similar successful claims in the future and therefore could adversely affect our business, results of operations and financial condition.

We filed our first three applications to register the name “MercadoLivre” in Brazil with the Instituto Nacional da Propriedade Industrial (the National Institute of Industrial Property, or INPI) on October 7, 1999. Editora Livre Mercado Ltda., a publishing company, challenged these three applications based on their trademark “Livre Mercado,” a trade magazine. These challenges are currently pending with INPI. In addition to these processes, Agência Folha de Notícias Ltda., a news company, filed an application to register the name “MercadoLivre” on October 7, 1999, a few hours before we filed our application. We challenged that application. We cannot assure you that we will succeed in obtaining these trademarks or in our challenges to existing or future applications by other parties. If we are not successful, we could face claims by any future trademark owners. Any past or future claims relating to these issues, whether meritorious or not, could cause us to enter into costly royalty and/or licensing agreements. We may also have to modify our brand name in certain countries if any successful demands against us are too expensive. Any of these circumstances could adversely affect our business, results of operations and financial condition.

From time to time, we are involved in other disputes or regulatory inquiries that arise in the ordinary course of business. The number and significance of these disputes and inquiries are increasing as our business expands and we grow larger. Any claims or regulatory actions against us, whether meritorious or not, could be time consuming, result in expensive litigation, require significant amounts of management time, and result in the diversion of significant operational resources.

We may not be able to secure licenses for third party technologies that we rely on.

We also rely on certain technologies that we license from third parties, such as Oracle Corp., SAP AG, and Salesforce.com, the suppliers of key database technology, the operating system and specific hardware components for our services. We cannot assure you that these third-party technology licenses will continue to be available to us on commercially reasonable terms. If we were not able to make use of this technology, we would need to obtain substitute technology that may be of lower quality or performance standards or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

Problems that affect our third-party service providers could potentially adversely affect us as well.

A number of parties provide beneficial services to us or to our users. These services include the hosting of our servers, and the postal and payments infrastructures that allow users to deliver and pay for the goods and services traded amongst themselves, in addition to paying their MercadoLibre marketplace bills. Financial, regulatory, or other problems that might prevent these companies from providing services to us or our users could reduce the number of listings on our websites or make completing transactions on our websites more difficult, which would harm our business. Any security breach at one of these companies could also affect our customers and harm our business. Although we generally have been able to renew or extend the terms of contractual arrangements with these third party service providers on acceptable terms, we cannot assure you that we will continue to be able to do so in the future.

Complaints from customers or negative publicity about our services can diminish consumer confidence and adversely affect our business.

Because volume and growth in adoption are key factors for our profitability, customer complaints or negative publicity about our customer service could severely diminish consumer confidence in and use of our services. Measures we sometimes take to combat risks of fraud and breaches of privacy and security can damage relations with our customers. To maintain good customer relations, we need prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. These expenses, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence.

As part of our program to reduce fraud losses in relation to MercadoPago, we make use of MercadoPago anti-fraud models and we may temporarily restrict the ability of customers to withdraw their funds if we identify those funds or the customer’s account activity as suspicious. MercadoPago has not been subject to any significant negative publicity about this, but a few users who were banned from withdrawing funds started legal actions against us. As a result of our efforts to police the use of our services, MercadoPago may receive negative publicity, our ability to attract new MercadoPago customers may be damaged, and we could become subject to litigation. If any of these events happen, current and future revenues could suffer, and our database technology operating margins may decrease. In addition, negative publicity about or experiences with MercadoPago customer support could cause MercadoLibre´s reputation to suffer or affect consumer confidence in the MercadoLibre brand.

We may not realize benefits from recent or future strategic acquisitions of businesses, technologies, services or products despite their costs in cash and dilution to our stockholders.

Although we currently have no understandings, commitments or agreements with respect to any current or future material acquisition, we intend to continue to acquire businesses, technologies, services or products, as we have done in the past with our acquisitions of iBazar, Lokau, and DeRemate, which we believe are strategic if an appropriate opportunity presents itself. We cannot, however, assure that we will be able to identify, negotiate or finance such future acquisitions successfully or at favorable valuation, or to effectively integrate these acquisitions with our current business. The process of integrating an acquired business, technology, service or product into our business may result in unforeseen operating difficulties and expenditures. Moreover, future acquisitions may also generate unforeseen pressures and/or strains on our organizational culture.

Additionally, acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect our business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or products might require us to obtain additional equity or debt financing, which might not be available on favorable terms, or at all. If financing is available, it might cause the dilution of our common stock.

We are subject to seasonal fluctuations in our results of operations.

We believe that our results of operations are somewhat seasonal in nature (as is the case with traditional retailers), with relatively fewer listings and transactions in the first quarters of the year, and increased activity as the year-end shopping season initiates. This seasonality is the result of fewer listings after the Christmas and other holidays and summer vacation periods in our Southern hemisphere markets. To some degree, our historical rapid growth may have overshadowed seasonal or cyclical factors that might have influenced our business to date. Seasonal or cyclical variations in our operations could become more pronounced over time, which could materially adversely affect our quarter to quarter results of operations in the future.

We have spent significant resources to launch and market classified advertisements on the MercadoLibre marketplace, which may not be successful in generating sufficient revenues for us.

In order to address the specific needs of buyers and sellers of motor vehicles, vessels, aircraft, real estate and services, we created classified advertisements in the MercadoLibre marketplace. We have spent considerable resources in creating and marketing this space. However, this investment may not be successful in generating additional revenues for us and we may incur losses from offering this service. These losses could have a material adverse effect on our business, results of operations and financial condition.

We operate in a highly competitive and evolving market, and therefore face potential reductions in the use of our service.

The market for trading over the Internet is relatively new in Latin America, rapidly evolving and intensely competitive, and we expect competition to become more intense in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using software that is commercially available. We currently or potentially compete with a number of other companies.

Our direct competitors include various online sales and auction services, including DeRemate in Chile and Argentina, MasOportunidades.com in Argentina, and a number of other small services, including those that serve specialty markets. We also compete with business-to-consumer online e-commerce services, such as B2W Inc. in Brazil and with shopping comparison sites, such as Buscapé and Bondfaro, located throughout Latin America. In addition, we compete with online communities that specialize in classified advertisements. We face competition from a number of large online communities and services that have expertise in developing online commerce and facilitating online interaction. Certain of these competitors, including Google, Amazon.com, Microsoft and Yahoo! currently offer a variety of business-to-consumer trading services, searching services and classified advertising services, and certain of these companies may introduce broader online trading to their large user populations. Other large companies with strong brand recognition and experience in online commerce, such as large newspaper or media companies also compete in the online listing market. We also compete with traditional brick-and-mortar retailers to the extent buyers choose to purchase products in a physical establishment as opposed to on our platform. Any or all of these companies could create competitive pressures, which could have a material adverse effect on our business, results of operations and financial condition.

We no longer have a non-competition arrangement with eBay. If eBay were to compete directly with us by launching a competing platform in Latin America, it would have a material adverse effect on our results of operations and prospects. Similarly, eBay or other larger, well-established and well-financed companies may acquire, invest in or enter into other commercial relationships with competing online trading services. Therefore, some of our competitors and potential competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to website and systems development than us, which could adversely affect us.

In many cases, companies that directly or indirectly compete with us provide Internet access. These competitors include incumbent telephone companies, cable companies, mobile communications companies and large Internet service providers. Some of these providers may take measures that could degrade, disrupt, or increase the cost of customers’ use of our services. For example, they could restrict or prohibit the use of their lines for our services, filter, block or delay the packets containing the data associated with our products, charge increased fees to us or our users for use of their lines to provide our services, or seek to charge us for our customers’ use of our services or receipt of our e-mails. These activities are technically feasible. Although we have not identified any providers who intend to take these actions, any interference with our services or higher charges for access to the Internet, could cause us to lose existing users, impair our ability to attract new users, limit our potential expansion and harm our revenue and growth.

Risks related to doing business in Latin America

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in emerging markets.

We conduct our operations in emerging market countries in Latin America. Economic and political developments in these countries, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls could impact our operations or the market value of our common stock and have a material adverse effect on our business, financial condition and results of operations.

In the past, the performance of the economies of Latin American countries has been affected by each country’s political situation. For example, during its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, protests, strikes and street demonstrations. Government policies to preempt such civil, social and political turmoil affected the Argentine economy. More recently, the Venezuelan and Bolivian administrations have nationalized or announced plans to nationalize certain industries and expropriate certain companies and property, and, in Venezuela, the administration has imposed exchange controls.

Although economic conditions in one country may differ significantly from another country, we cannot assure that events in one country alone will not adversely affect the market value of, or market for, our common stock.

Latin American governments have exercised and continue to exercise significant influence over the economies of the countries where we operate. This involvement, as well as political and economic conditions, could adversely affect our business.

Governments in Latin America frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies or regulations, including such factors as: exchange rates and exchange control policies; inflation rates; interest rates; tariff and inflation control policies; import duties on information technology equipment; liquidity of domestic capital and lending markets; electricity rationing; tax policies; and other political, diplomatic, social and economic developments in or affecting the countries where we operate. An eventual reduction of foreign investment in any of the countries where we operate may have a negative impact on such country’s economy, affecting interest rates and the ability of companies such as ourselves to access financial markets.

Latin America has experienced adverse economic conditions.

Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Certain countries have experienced severe economic crises, which may still have future effects. For example, in 2001 Argentina defaulted on its sovereign debt due to severe economic turmoil. In the first half of 2005, Argentina restructured part of this sovereign debt. Certain creditors did not agree to the restructuring. Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from obtaining favorable terms or interest rates when accessing the international capital markets. Litigation initiated by holdout creditors or other parties may result in material judgments against the Argentine government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth, which could have a material adverse effect on the country’s economy. Any of these adverse economic conditions may occur again in the future, which would adversely affect our business, financial condition and results of operations.

Local currencies used in the conduct of our business are subject to depreciation, volatility and exchange controls.

The currencies of many countries in Latin America, including Brazil, Argentina and Mexico, which together accounted for 87.9% of our revenues for 2006 and 86.5% for the three months ended March 31, 2007, have experienced substantial depreciation and volatility, particularly against the U.S. dollar, in the past. However, certain currencies have appreciated against the U.S. dollar in recent years. For example, in 2004, 2005 and 2006, the Brazilian real appreciated against the U.S. dollar by 8.1%, 11.7% and 5.0%, respectively. Currency movements, as well as higher interest rates, have materially and adversely affected the economies of many Latin American countries, including countries which account or are expected to account for a significant portion of our revenues. The depreciation of local currencies creates inflationary pressures that may have an adverse effect on us and generally restricts access to the international capital markets. For example, the devaluation of the Argentine peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, and adversely affected the government’s ability to honor its foreign debt obligations. On the other hand, the appreciation of local currencies against the U.S. dollar may lead to the deterioration of the public accounts and balance of payments of the countries where we operate, as well as to a lower economic growth related to exports.

We may be subject to exchange control regulations which might restrict our ability to convert local currencies into U.S. dollars. For example, in 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. In addition, Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reason to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. Currently, Venezuela has certain exchange control regulations in place that restrict our ability to convert local currency into U.S. dollars. Any additional imposition of exchange controls could adversely affect our company.

Our reporting currency is the U.S. dollar but our revenues are paid in foreign currencies. Therefore, if the U.S. dollar strengthens relative to these foreign currencies (i.e. the foreign currencies devaluate against the U.S. dollar), the economic value of our revenues in U.S. dollar terms will decline.

We are subject to increased risks relating to foreign currency exchange rate fluctuations. Because we conduct our business outside the United States and receive almost all of our revenues in currencies other than the U.S. dollar, but report our results in U.S. dollars, we face exposure to adverse movements in currency exchange rates. The currencies of certain countries where we operate, including most notably Brazil, Argentina and Mexico, have historically experienced significant devaluations. The results of operations in the countries where we operate are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into U.S. dollars upon consolidation. If the U.S. dollar weakens against foreign currencies, as occurred in 2004, 2005 and 2006, the translation of these foreign-currency-denominated transactions will result in increased net revenues, operating expenses, and net income. Similarly, our net revenues, operating expenses, and net income will decrease if the U.S. dollar strengthens against foreign currencies. For 2006, 59.1% of our revenues were denominated in Brazilian reais, 15.1% in Argentine pesos and 13.8% in Mexican pesos. For the three months ended March 31, 2007, 57.0% of our revenues were denominated in Brazilian reais, 14.7% in Argentine pesos and 14.8% in Mexican pesos. The foreign currency exchange rates in 2006 relative to 2005 resulted in higher net revenues of approximately $2.7 million and an increase in aggregate cost of net revenues and operating expenses of approximately $1.6 million. While we have entered in the past into transactions to hedge portions of our foreign currency translation exposure, these are expensive, and in addition it is impossible to perfectly predict or completely eliminate the effects of this exposure.

Inflation and certain government measures to curb inflation may have adverse effects on the economies of the countries where we operate, our business and our operations.

Most Latin American countries have historically experienced high rates of inflation. Inflation and some measures implemented to curb inflation have had significant negative effects on the economies of Latin American countries. Governmental actions taken in an effort to curb inflation, coupled with speculation about possible future actions, have contributed to economic uncertainty over the years in most Latin American countries. The Latin American countries where we operate may experience high levels of inflation in the future that could lead to further government intervention in the economy, including the introduction of government policies that could adversely affect our results of operations. In addition, if any of these countries experience high rates of inflation, we may not be able to adjust the price of our services sufficiently to offset the effects of inflation on our cost structures. A return to a high inflation environment would also have negative effects on the level of economic activity and employment and adversely affect our business and results of operations.

Developments in other markets may affect the Latin American countries where we operate, our financial condition and results of operations.

The market value of securities of companies such as ourselves, may be, to varying degrees, affected by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Latin American countries. Various Latin American economies have been adversely impacted by the political and economic events that occurred in several emerging economies in recent times, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998, the Brazilian devaluations in January of 1999 and in 2002, the Argentine crisis of 2001 and the market decline after September 11, 2001. Furthermore, Latin American economies may be affected by events in developed economies which are trading partners or that impact the global economy.

Developments of a similar magnitude to the international markets in the future can be expected to adversely affect the economies of Latin American countries and therefore us.

E-commerce transactions in Latin America may be impeded by the lack of secure payment methods.

Unlike in the United States, consumers and merchants in Latin America can be held fully liable for credit card and other losses due to third-party fraud. As secure methods of payment for e-commerce transactions have not been widely adopted in Latin America, both consumers and merchants generally have a relatively low confidence level in the integrity of e-commerce transactions. In addition, many banks and other financial institutions have generally been reluctant to give merchants the right to process online transactions due to these concerns about credit card fraud. Unless consumer fraud laws in Latin American countries are modified to protect e-commerce merchants and consumers, and until secure, integrated online payment processing methods are fully implemented across the region, our ability to generate revenues from e-commerce may be limited, which could have a material adverse effect on our company.

Risks related to the offering and to our shares

There has been no prior market for our common stock, and an active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active public market will develop or be sustained after this offering or that investors will be able to sell the common stock should they desire to do so. We will negotiate with the representatives of the underwriters to determine the initial public offering price, and it may bear no relationship to the price at which the common stock will trade upon completion of this offering.

The price of our shares may fluctuate substantially, and your investment may decline in value.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors, many of which are beyond our control, including those described above under “—Risks related to our business.”

Further, the stock markets in general, and the Nasdaq Global Market and the market for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. We cannot assure you that trading prices and valuations will be sustained. These broad market and industry factors may materially and adversely affect the market price of our common stock, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions in the countries where we operate, such as recession or currency exchange rate fluctuations, may also adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, that company is often subject to securities class-action litigation. This kind of litigation could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, results of operations and financial condition.

We will continue to be significantly influenced by a group of stockholders that will control a significant percentage of our common shares.

Upon completion of this offering we expect that several stockholders will own a significant percentage of our common stock. eBay will own approximately 18.5% of our common stock. Certain members of our management are also expected to hold a significant percentage of our common stock after this offering. Investment entities affiliated with General Atlantic LLC, collectively, General Atlantic, and investment entities affiliated with Tiger Global, L.P., collectively, Tiger, have each separately expressed interest in acquiring a significant amount of shares of our common stock in this offering. As of the date of this prospectus, Tiger is the beneficial owner of 1.7 million shares of our common stock. If General Atlantic and Tiger purchase shares in this offering, we anticipate that upon completion of this offering, General Atlantic and Tiger could each hold shares representing more than 10% of our common stock. If General Atlantic chooses to purchase a significant amount of shares of common stock in this offering, it has expressed an interest in submitting to our nominating and corporate governance committee a director nominee to be considered for appointment by our board of directors after completion of this offering . See “Underwriting.”

Although the stockholders agreement will terminate upon the closing of this offering, we cannot assure you that stockholders will not enter into one in the future. These stockholders will retain the power to influence the outcome of important corporate decisions or matters submitted to a vote of our stockholders. The interests of these stockholders may conflict with, or differ from, the interests of other holders of our common shares. For example, these stockholders could cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares of common stock, sell revenue-generating assets or inhibit change of control transactions that benefit other stockholders. They may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as these stockholders continue to own a substantial number of shares of our common stock, they will significantly influence all our corporate decisions and together with other stockholders may be able to effect or inhibit changes in control of our company.

Provisions of our certificate of incorporation and Delaware law could inhibit others from acquiring us, prevent a change of control, and may prevent efforts by our stockholders to change our management.

Certain provisions of our certificate of incorporation and by-laws, to be effective immediately before this offering, may inhibit a change of control that our board of directors does not approve or changes in the composition of our board of directors, which could result in the entrenchment of current management. These provisions include:

•	advance notice requirements for stockholder proposals and director nominations;

•	a staggered board of directors;

•	limitations on the ability of stockholders to remove directors other than for cause;

•	limitations on the ability of stockholders to own and/or exercise voting power over 20% of our common stock;

•	limitations on the ability of stockholders to amend, alter or repeal our by-laws;

•	the inability of stockholders to act by written consent;

•	the authority of the board of directors to adopt a stockholder rights plan;

•	the authority of the board of directors to issue, without stockholder approval, preferred stock with any terms that the board of directors determines and additional shares of our common stock; and

•	limitations on the ability of certain stockholders to enter into certain business combinations with us, as provided under Section 203 of the Delaware General Corporation Law.

These provisions of our certificate of incorporation and by-laws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders. See “Description of capital stock” for more information.

We may require additional capital after the offering, and this additional capital may not be available on acceptable terms or at all.

We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital, capital expenditures and business expansion through at least the next twelve months. After that time, we may need to raise additional funds. We may need to raise additional funds sooner in order to fund more rapid expansion (organically or through strategic acquisitions), to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and the securities that we issue may have rights, preferences and privileges senior to those of our common stock. We cannot assure you that additional financing will be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures. These inabilities could have a material adverse effect on our business, results of operations and financial condition.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

After the consummation of this offering, there will be 43,835,263 shares of our common stock outstanding. Subject to the lock-up agreements described below, the 16,077,185 shares of common stock sold in this offering (18,488,762 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.

Certain stockholders or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the Securities and Exchange Commission, or the SEC. Holders of restricted stock will also have the right to cause us to register the resale of shares of common stock beneficially owned by them. For example, beginning 90 days after the completion of this offering, certain of our stockholders will have the right to request that we register with the SEC shares of our common stock having a gross offering price of at least $2,000,000. If any of these stockholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their shares, the market price of our common stock could decline significantly. In addition, the perception in the public markets that sales by them might occur could also adversely affect the market price of our common stock.

We, the selling stockholders, certain of our other stockholders and our directors and executive officers have agreed to lock-up agreements that restrict us, these stockholders and our directors and executive officers, subject to specified exceptions, from selling or otherwise disposing of any shares of our stock for a period of 180 days after the date of this prospectus without the prior consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. Although there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. Each of General Atlantic and Tiger has agreed that, in the event it purchases any shares in this offering, it will not, without our prior written consent, transfer or dispose of, directly or indirectly, any of its shares of our common stock or securities convertible into or exchangeable or exercisable for our shares, for a period of 18 months. In addition, these lock-up agreements are subject to the exceptions described in “Underwriting.”

Also, in the future, we may issue securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

It is unlikely that we will declare any dividends on our capital stock.

We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. Instead, we intend to retain earnings, if any, for future operations and expansion and debt repayments. In addition, the terms of certain of our credit agreements prohibit the payment of cash dividends on our capital stock. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

As a new investor, you will experience substantial and immediate dilution in the net tangible book value per share of your shares.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. Investors purchasing shares of common stock in this offering will incur an immediate dilution of $16.00 in net tangible book value per share (based on the midpoint of the price range per share of common stock set forth on the cover of this prospectus). This means that investors in this offering will pay a price per share that substantially exceeds the value of our tangible assets after subtracting liabilities. See “Dilution” for more information.

Requirements associated with being a public company will require significant company resources and management attention.

After completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC and the Nasdaq Global Market. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting by December 31, 2008. If we or our independent registered public accounting firm determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. As a result, our stockholders could lose confidence in our financial reporting, which could harm the trading price of our stock. In addition, upon completion of this offering, we will become subject to the rules of The Nasdaq Global Market. We expect the rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

We intend to take advantage of certain “grace periods” for newly public companies under certain of the new SEC and Nasdaq Global Market rules and regulations, which grace periods will provide us a short period of time after we become a public company before we are required to be in full compliance with these rules and regulations. Our ability to satisfy the various requirements before the expiration of the applicable grace periods will depend largely on our ability to attract and retain qualified independent members of our board of directors, particularly to serve on our audit committee, which may be more difficult in light of these new rules and regulations. If we fail to satisfy the various requirements before the expiration of the applicable grace periods, our common stock may be delisted from the Nasdaq Global Market, which would cause a decline in the trading price of our common stock and impair the ability of the holders of our common stock to sell and buy our common stock in a public market.

It may be difficult to enforce judgments against us in U.S. courts.

Although we are a Delaware corporation, our subsidiaries and most of our assets are located outside of the United States. Furthermore, most of our directors and officers and some experts named in this prospectus reside outside the United States. As a result, you may not be able to enforce against us or our directors or officers in U.S. courts judgments based on the civil liability provisions of U.S. federal securities laws. It is unclear if original actions of civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States. It is equally unclear if judgments entered by U.S. courts based on the civil liability provisions of U.S. federal securities laws are enforceable in courts outside the United States. Any enforcement action in a court outside the United States will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Forward-looking statements

Any statements contained in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate,” “target,” “project,” “should,” “may,” “could,” “will” and similar words and expressions are intended to identify forward-looking statements. These forward-looking statements are contained throughout this prospectus, for example in “Prospectus summary,” “Risk factors,” “Dividend policy,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” Forward-looking statements generally relate to information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Such forward-looking statements reflect, among other things, our current expectations, plans, projections and strategies, anticipated financial results, future events and financial trends affecting our business, all of which are subject to known and unknown risks, uncertainties and important factors in addition to those discussed elsewhere in this prospectus that may cause our actual results to differ materially from those expressed or implied by these forward-looking statements, including, among other things:

•	continued growth of online commerce and Internet usage in Latin America;

•	our ability to expand our operations and adapt to rapidly changing technologies;

•	government regulation;

•	litigation and legal liability;

•	system interruptions or failures;

•	our ability to attract and retain qualified personnel;

•	consumer trends;

•	security breaches and illegal uses of our services;

•	competition;

•	reliance on third-party service providers;

•	enforcement of intellectual property rights;

•	our ability to attract new customers, retain existing customers and increase revenues;

•	seasonal fluctuations; and

•	political, social and economic conditions in Latin America.

Many of these risks are beyond our ability to control or predict. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Use of proceeds

We expect to receive net proceeds of approximately $40.6 million from our sale of 2,608,696 shares of common stock (or $47.0 million if the underwriters exercise in full their option to purchase from us 391,304 additional shares to cover any over-allotments) at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $2.5 million, assuming the number of shares that we offer, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expense. We have also agreed to consider, at our discretion, paying to the underwriters an incentive fee equal to up to 1% of the gross proceeds to us from our sale of shares in this offering. If we determine to pay this additional fee in full, our net proceeds would be reduced by approximately $443,000 (or $510,000 if the underwriters exercise in full their option to purchase from us 391,304 additional shares to cover any over-allotments.)

We will not receive any proceeds from the sale of the common stock by the selling stockholders.

We intend to use $9.3 million of our net proceeds from this offering to repay the total outstanding principal amount and accrued interest, as required under the Loan and Security Agreement, dated November 2, 2005, between us and eBay. The interest rate on the loan is 7.0% per year on the basis of a 360-day year, with an additional 3.0% interest if we are in default. The borrowings under the loan mature 15 days after we receive the proceeds of an issuance of equity securities, such as this offering. We expect to use our remaining net proceeds for general corporate purposes, including working capital. In particular, we may acquire or invest in businesses, technologies or products that are complementary to our business. Although we have no acquisitions pending, we regularly evaluate acquisition opportunities consistent with these strategic goals. Pending these uses, we intend to invest our net proceeds from this offering in short-term, interest-bearing, investment-grade securities. We will have significant discretion as to the use of the net proceeds from this offering.

Dividend policy

We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. Instead, we intend to retain earnings, if any, for future operations and expansion and debt repayments. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. For example, the terms of the agreement governing our loan with eBay imposes restrictions on our ability to declare dividends on our capital stock in an event of default. This agreement will terminate upon payment in full of the outstanding principal amount of the loan and accrued interest, which we expect to pay with the net proceeds of this offering. Currently, we do not plan on incurring any additional material debt.

Capitalization

The following table sets forth our cash, cash equivalents, short and long term investments, current debt and capitalization at March 31, 2007:

(i) on an actual basis; and

(ii) on a pro forma, as adjusted basis to give effect to (a) our issuance of 478,470 shares upon exercise of outstanding options and our receipt of the aggregate exercise price therefrom since March 31, 2007, (b) the conversion of all of our outstanding shares of preferred stock (mandatorily redeemable convertible preferred stock) and different classes of common stock into shares of one class of common stock upon the closing of this offering (see “Description of capital stock”), (c) our issuance of 184,273 shares upon the exercise of outstanding warrants for which we have received irrevocable notices of election to exercise upon completion of this offering and our receipt of the aggregate exercise price therefrom, (d) our sale of 2,608,696 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range per share of common stock set forth on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses, and (e) application of the net proceeds as described in “Use of proceeds.”

You should read this table in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

March 31, 2007 (in millions) (unaudited)	Actual	Pro forma, as adjusted
Cash and cash equivalents and short and long term investments	$15.6	$47.9

Debt, current portion	0.3	—
Debt, long-term portion	9.0	—

Total debt	9.3	—

Mandatorily redeemable convertible preferred stock	64.2	—

Stockholders’ (deficit) equity:
Common stock, par value $0.01 per share, 108,800,000 shares authorized; 13,375,982 shares issued and outstanding, at March 31, 2007 (actual)	0.1
Common stock, par value $0.001 per share, 110,000,000 shares authorized; 43,835,263 shares issued and outstanding, pro forma, as adjusted(1)		—
Additional paid-in capital	2.6	110.8
Accumulated deficit	(43.1)	(43.7)
Accumulated other comprehensive income	1.2	1.2

Total stockholders’ equity (deficit)	(39.2)	68.3

Total capitalization(2)	$34.3	68.3

(1)	Assumes no exercise of the underwriters’ option to purchase 391,304 shares from us to cover over-allotments. Excludes 149,111 shares reserved for future issuance upon exercise of outstanding options and 296,437 shares available for future awards under our stock option plan.
(2)	Total capitalization (actual) includes total debt plus mandatorily redeemable convertible preferred stock and stockholders’ deficit; total capitalization, pro forma, as adjusted includes total debt plus stockholders’ equity.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon completion of this offering.

Our net tangible book value at March 31, 2007 was a deficit of $64.2 million, or $(4.80) per share, based on the number of shares of common stock outstanding at March 31, 2007. Net tangible book value per share of common stock is equal to our total assets less intangible assets and net deferred tax assets less total liabilities and mandatorily redeemable convertible preferred stock, divided by the number of outstanding shares of common stock at March 31, 2007. After giving effect to (a) our issuance of 478,470 shares upon exercise of outstanding options and our receipt of the aggregate exercise price therefrom since March 31, 2007, (b) the conversion of all of our outstanding shares of preferred stock (mandatorily redeemable convertible preferred stock) and different classes of common stock into shares of one class of common stock upon the closing of this offering (see “Description of capital stock”), (c) our issuance of 184,273 shares upon the exercise of outstanding warrants for which we have received irrevocable notices of election to exercise upon completion of this offering and our receipt of the aggregate exercise price therefrom, and (d) our sale of 2,608,696 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range per share of common stock set forth on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses, our net tangible book value at March 31, 2007 would have been approximately $43.9 million, or $1.00 per share. This represents an immediate increase in net tangible book value of $5.80 per share to existing stockholders and an immediate dilution of $16.00 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price per share	$17.00
Net tangible book value per share at March 31, 2007	(4.80)
Increase in net tangible book value per share attributable to existing stockholders	3.32
Increase in net tangible book value attributable to conversion of preferred stock, exercise of warrants and stock options	2.48
Net tangible book value per share after the offering	1.00
Dilution per share to new investors	$16.00

The following table summarizes at March 31, 2007, on an adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering (before deducting the estimated underwriting discount and estimated offering expenses) based upon an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range per share of common stock set forth on the cover of this prospectus, after giving effect to the conversion of all outstanding shares of preferred stock and different classes of common stock into shares of one class of common stock and before deducting the underwriting discount and estimated offering expenses:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	13,468,489	84%	$228,964,313	84%	$17.00
New investors	2,608,696	16	44,347,832	16	17.00

Total	16,077,185	100%	$273,312,145	100%

As of the date of this prospectus, there are options outstanding to purchase a total of 149,111 shares of common stock with a weighted average exercise price of $1.17 per share and there are 296,437 shares available for future awards. To the extent that any of these additional options are exercised, there will be further dilution to new public investors. See “Capitalization,” “Compensation discussion and analysis —Our stock and stock option plans” and note 11 of the notes to our consolidated financial statements.

Selected financial and other data

The following summary financial data at December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements and their related notes included elsewhere in this prospectus. The following selected financial data at December 31, 2002, 2003 and 2004, and for the years ended December 31, 2002 and 2003 have been derived from our audited consolidated financial statements for those years, which are not included in this prospectus.

The selected financial data for the three months ended March 31, 2006 and 2007 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. These statements include all normal recurring adjustments that management believes are necessary to fairly present our financial position, operating results and cash flows. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007 or for any other period.

A separate audited combined income statement and statement of cash flows of the acquired business (certain operations of DeRemate.com, Inc.) for the period from January 1, 2005 to October 31, 2005 is included elsewhere in this prospectus in compliance with Rule 3-05 of Regulation S-X.

The following summary financial and other data is qualified by reference to and should be read in conjunction with “Capitalization,” “Summary financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year ended December 31,					Three months ended March 31,
(in millions)	2002	2003	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Statement of operations data:
Net revenues	$1.7	$5.6	$12.7	$28.2	$52.1	$11.0	$16.5
Cost of net revenues	(0.7)	(1.1)	(2.5)	(6.1)	(12.1)	(2.5)	(3.6)

Gross profit	1.0	4.5	10.2	22.1	40.0	8.5	12.9

Operating expenses:
Product and technology development	(0.7)	(1.0)	(1.3)	(2.2)	(3.1)	(0.7)	(1.0)
Sales and marketing	(2.3)	(4.9)	(9.1)	(14.7)	(23.4)	(5.1)	(6.3)
General and administrative	(1.0)	(2.1)	(3.1)	(4.4)	(8.2)	(1.9)	(2.7)

Total operating expenses	(4.0)	(8.0)	(13.5)	(21.3)	(34.6)	(7.7)	(10.0)

Income (loss) from operations	(2.9)	(3.5)	(3.3)	0.8	5.4	0.8	2.9

Other income (expenses):
Interest income	0.3	0.2	1.2	0.4	0.5	—	0.1
Interest expense and other financial charges	—	(0.1)	(0.3)	(0.5)	(1.7)	(0.4)	(0.4)
Foreign currency (loss) gain	(0.1)	0.2	0.2	0.3	(0.4)	0.1	(0.4)
Other expenses, net	—	—	—	(0.3)	(1.5)	(0.1)	(0.3)

Net income (loss) before income and asset tax and cumulative effect of change in accounting principle	(2.7)	(3.2)	(2.2)	0.7	2.3	0.5	1.9

Income and asset tax (expense) benefit	—	—	—	1.4	(1.2)	(0.4)	(0.9)

Net income (loss) before cumulative effect of change in accounting principle and gain from discontinued operations	(2.7)	(3.2)	(2.2)	2.0	1.1	0.1	1.0

Gain from discontinued operations	0.2	—	—	—	—	—	—

Cumulative effect of change in accounting principle	—	—	—	0.3	—	—	—

Net income (loss)	(2.5)	(3.2)	(2.2)	2.4	1.1	0.1	1.0
Accretion of preferred stock	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.1)	(0.1)
Net income (loss) available to common stockholders	$(3.0)	$(3.7)	$(2.7)	$1.9	$0.6	$0.0	$0.9

	At December 31,					At March 31,
(in millions, except per share data)	2002	2003	2004	2005	2006	2007 (unaudited)

Balance sheet data:
Total assets	$ 27.3	$ 24.1	$ 24.1	$ 44.4	$ 53.8	$ 57.2
Total liabilities	1.9	2.4	5.1	23.2	30.5	32.2
Net assets	25.3	21.7	19.0	21.2	23.3	25.0
Mandatorily redeemable convertible preferred stock	62.1	62.6	63.1	63.6	64.1	64.2
Common stock	0.1	0.1	0.1	0.1	0.1	0.1
Stockholders’ deficit	$(36.8)	$(40.9)	$(44.1)	$(42.4)	$(40.7)	$(39.2)

Earnings (loss) per share data:
Basic net income (loss) available to common stockholders per common share			$(0.21)	$ 0.05	$ 0.01	$ 0.02
Diluted net income (loss) per common share			—	$ 0.05	—	—

Weighted average shares:
Basic			12,739,980	13,065,496	13,149,139	13,375,482
Diluted			—	13,671,359	—	—

	Year ended December 31,					Three months ended March 31,
(in millions)	2002	2003	2004	2005	2006	2006	2007

Other data:
Number of confirmed registered users at end of period(1)	2.5	4.0	6.5	12.2	18.2	13.5	19.7
Number of confirmed new registered users during period(2)	1.3	1.5	2.5	5.7	6.0	1.3	1.6
Gross merchandise volume(3)	$55.4	$164.3	$299.3	$607.7	$1,075.1	$217.8	$312.5
Number of successful items sold(4)	1.4	3.1	5.1	8.4	13.8	2.8	3.9
Total payment volume(5)	—	$0.1	$8.9	$38.5	$89.0	$16.5	$26.6
Capital expenditures	$0.5	$0.9	$2.1	$2.0	$2.4	$0.6	$0.6
Depreciation and amortization	$0.6	$0.8	$1.1	$1.6	$2.0	$0.5	$0.5

(1)	Measure of the cumulative number of users who have registered on the MercadoLibre marketplace and confirmed their registration.

(2)	Measure of the number of new users who have registered on the MercadoLibre marketplace and confirmed their registration.

(3)	Measure of the total U.S. dollar sum of all transactions completed through the MercadoLibre marketplace, excluding motor vehicles, vessels, aircraft and real estate.

(4)	Measure of the number of items that were sold/purchased through the MercadoLibre marketplace.

(5)	Measure of total U.S. dollar sum of all transactions paid for using MercadoPago.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of the financial condition and results of our operations in conjunction with our “Selected financial and other data” and our audited consolidated financial statements and our unaudited condensed consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk factors” and elsewhere in this prospectus.

The discussion and analysis of our financial condition and results of operations has been organized to present the following:

•	a brief overview of our company;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of our principal trends and results of operations for the years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007;

•	a discussion of principal factors that influence our results of operations, financial condition and liquidity;

•	a discussion of our liquidity and capital resources, a discussion of our capital expenditures and a description of our contractual obligations; and

•	a discussion of the market risks that we face.

Overview

We host the largest online trading platform in Latin America focused on enabling e-commerce and its related services. Our services are designed to provide our users with mechanisms to buy, sell, pay for and collect on e-commerce transactions effectively and efficiently. With a market of over 550 million people and a region with one of the fastest-growing Internet penetration rates, we provide buyers and sellers with a robust online trading environment that fosters the development of a large and growing e-commerce community. We offer a technological and commercial solution that addresses the distinctive cultural and geographic challenges of operating an online trading platform in Latin America.

We were incorporated in Delaware in October of 1999 and introduced websites in Argentina, Brazil, Mexico, Colombia, Chile, Uruguay and Venezuela by April of 2000. In order to build a critical mass of customers, we initially offered our services free of charge in all of these markets.

In May of 2000 we obtained significant financing and reached gross merchandise volume of $14.3 million. In 2001 we launched a new version of our site and brand and launched our operations in Ecuador. Our gross merchandise volume for the year ending December 31, 2001 grew to $21.3 million. Our gross merchandise volume reached $55.4 million for 2002, $164.3 million for 2003 and $299.3 million for 2004. In 2005, we acquired certain operations of DeRemate.com, Inc. and our gross merchandise volume reached $607.7 million. During 2006 we launched sites in Costa Rica, the Dominican Republic and Panama, and our gross merchandise volume reached $1,075.1 million. Our gross merchandise volume was $217.8 million for the three months ended March 31, 2006 and $312.5 million for the same period in 2007.

We offer our users two principal services:

•

The MercadoLibre marketplace: The MercadoLibre marketplace is a fully-automated, topically-arranged and user-friendly online trading service. This service permits both businesses and individuals to list items and conduct their sales and purchases online in either a fixed-price or auction-based format. Additionally, through online classified advertisements, our registered users can also list and purchase motor vehicles, vessels, aircraft, real estate and services. Any Internet user can browse through the various products and services that are listed on our website and register with MercadoLibre to list, bid for and purchase items and services.

•

The MercadoPago online payments solution: To complement the MercadoLibre marketplace, we developed MercadoPago, an integrated online payments solution. MercadoPago is designed to facilitate transactions on the MercadoLibre marketplace by providing a mechanism that allows our users to securely, easily and promptly send and receive payments online.

During the three months ended March 31, 2007, visitors to our website were able to browse an average of over 2.9 million total listings per month, organized by country, in over 2,000 different product categories. We believe that we have achieved a critical mass of active buyers, sellers and product listings in most of the countries where we operate and that our business can be readily scaled to handle increases in our user base and transaction volume. At March 31, 2007, we had 19.7 million total confirmed registered MercadoLibre users. For 2006, we had 1.7 million unique sellers, 4.4 million unique buyers and 13.8 million successful items sold. For the three months ended March 31, 2007, we had 0.6 million unique sellers, 1.7 million unique buyers and 3.9 million successful items sold.

For 2006, our annual net revenues were $52.1 million. Of those $52.1 million in revenues approximately 85.9% were attributable to MercadoLibre marketplace listing, optional feature, final value and advertisement fees. The remaining 14.1% of revenues were attributable to MercadoPago fees. For the three months ended March 31, 2007, our net revenues were $16.5 million, of which approximately 86.2% were attributable to MercadoLibre marketplace listing, optional feature, final value and advertisement fees. The remaining 13.8% of revenues were attributable to MercadoPago fees.

Although we expect to discuss long-term trends in our business, we do not plan to give earnings guidance in the traditional sense. We believe that uncertain conditions make the forecasting of near-term results difficult. Further, we expect to make decisions focused primarily on the long-term welfare of our company and believe focusing on short term earnings does not best serve the interests of our stockholders. We believe that execution of key strategic initiatives as well as our expectations for long-term growth in our markets will best create stockholder value.

We, therefore, encourage potential investors to consider this strategy before making an investment in our common stock. A long-term focus may make it more difficult for industry analysts and the market to evaluate the value of our company, which could reduce the value of our common stock or permit competitors to grow stronger than us with short term tactics.

Description of line items

Net revenues

We recognize revenues in each of our reporting segments. The MercadoLibre marketplace segments include Brazil, Argentina, Mexico and other countries (Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, Panama, Peru, Uruguay and Venezuela). The MercadoPago segment includes our regional payments platform consisting of our MercadoPago business.

We generate revenues from the MercadoLibre marketplace segment from:

•	listing fees;

•	optional feature fees;

•	final value fees; and

•	online advertising.

The MercadoLibre marketplace business generated 95.8% of our net revenues for 2004, 88.8% for 2005 and 85.9% for 2006 and 86.2% for the three months ended March 31, 2007. Of these revenues, during the year 2006, 57.2% were generated in Brazil, 15.7% in Argentina, 13.9% in Mexico, and the remainder, or 13.3%, in Venezuela, Colombia, Chile, Peru, Ecuador and Uruguay. For the three months ended March 31, 2006, 60.8% of marketplace revenues were generated in Brazil, 13.8% in Argentina, 14.1% in Mexico, and the remainder, or 11.3%, in Venezuela, Colombia, Chile, Peru, Ecuador and Uruguay. For that same period in 2007, 54.2% of marketplace revenues were generated in Brazil, 15.6% in Argentina, 15.4% in Mexico and 14.8% in the remaining countries (which in 2007 also includes Panama, Costa Rica and the Dominican Republic).

The breakdown for these marketplace revenues by type of fee for 2006 was 29.9% listing fees, 28.3% optional feature fees, 40.7% final value fees and 1.1% sale of advertising. The breakdown of marketplace revenues by type of fee for the three months ended March 31, 2007 was 28.9% listing fees, 29.0% optional feature fees, 41.4% final value fees and 0.7% sale of advertising.

The following table sets forth the percentage of consolidated net revenues by country from our MercadoLibre marketplace:

	Year ended December 31,			Three months ended March 31,
(% of total MercadoLibre marketplace net revenues)	2004	2005	2006	2006 (unaudited)	2007 (unaudited)
Brazil	60.2%	61.2%	57.2%	60.8%	54.2%
Argentina	22.3	18.7	15.7	13.8	15.6
Mexico	8.8	11.1	13.9	14.1	15.4
Other	8.7	9.0	13.3	11.3	14.8

We generate revenues from our MercadoPago payments segment by charging buyers that use MercadoPago an average commission of approximately 8.0% of the sales price of a listed item which we recognize once the transaction is completed.

Revenues generated by our MercadoPago business represented 4.2% of our total net revenues for 2004, 11.2% for 2005 and 14.1% for 2006. For the three months ended March 31, 2006, the

MercadoPago business represented 12.8% of our total net revenues, and 13.8% for the same period in 2007. These revenues were attributable to commissions charged to buyers for the use of MercadoPago.

We have a highly fragmented revenue base of customers given the large numbers of sellers and buyers who use our platforms. For 2004, 2005 and 2006, and the three months ended March 31, 2006 and 2007, no single customer accounted for more than 1.0% of our net revenues in our MercadoLibre marketplace business or our MercadoPago payments business.

Our MercadoLibre marketplace is available in 12 countries (Argentina, Brazil, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, Mexico, Panama, Peru, Uruguay and Venezuela), and MercadoPago is available in four countries (Argentina, Brazil, Mexico and Venezuela). The functional currency in each country’s operations is the local currency. Therefore, our net revenues are generated in multiple foreign currencies and then translated into U.S. dollars at the average monthly exchange rate.

The following table sets forth the percentage of consolidated net revenues by country from both our MercadoLibre marketplace and MercadoPago businesses.

	Year ended December 31,			Three months ended March 31,
(% of total consolidated net revenues)	2004	2005	2006	2006 (unaudited)	2007 (unaudited)
Brazil	60.4%	61.9%	59.1%	61.9%	57.0%
Argentina	22.4	18.2	15.1	13.5	14.7
Mexico	8.8	11.6	13.8	14.2	14.8
Other	8.3	8.3	12.1	10.3	13.5

Our subsidiaries in Brazil, Argentina, Venezuela and Colombia are subject to certain taxes on revenues which are classified as costs of net revenues. These taxes represented 5.6% of net revenues for the full year 2006, as well as for the three months ended March 31, 2007.

Cost of net revenues

Cost of net revenues primarily represents bank and credit card processing charges for transactions and fees paid with credit cards and other payment methods, certain taxes on revenues, compensation for customer support personnel, ISP connectivity charges, and hosting and site operations fees.

Product and technology development

Our product and technology development related expenses consist primarily of depreciation and amortization costs related to product and technology development, compensation for our engineering and web-development staff, telecommunications costs and payments to third-party suppliers who provide technology maintenance services to our company.

Sales and marketing

Our sales and marketing expenses consist primarily of marketing costs for our platforms through online and offline advertising, bad debt charges, the salaries of employees involved in these activities, public relations costs, promotional activities for our users and depreciation and amortization costs.

We carry out the vast majority of our marketing efforts on the Internet, where we invest in deals with portals, search engines and other sites in order to attract Internet users to the MercadoLibre marketplace and turn them into confirmed registered users and active traders on our platform. Additionally, we invest a portion of our marketing budget on cable television advertising, in order to improve our brand awareness and to complement our online efforts.

We also work intensively on attracting, developing and growing sellers through our supply efforts. We have dedicated professionals in most of our operations that work with sellers, through trade show participation, seminars and meetings to provide them with important tools and skills to become effective sellers on our platform.

General and administrative

Our general and administrative expenses consist primarily of salaries for management and administrative staff, fees and expenses for legal, accounting and other professional services, office space, travel and business expenses, as well as depreciation and amortization costs. General and administrative expenses include the costs of the following areas of our company: general management, finance, administration, accounting, legal and human resources.

Other income (expenses)

Other income (expenses) consists of interest expense and other financial charges, interest income derived primarily from our short-term investments and cash equivalents, foreign currency gains or losses, the effect of changes in the fair value of outstanding warrants, and other non-operating results.

Income / asset tax

We are subject to federal and state taxes in the United States, as well as foreign taxes in the multiple jurisdictions where we operate. Our tax obligations consist of current and deferred income taxes and asset taxes incurred in these jurisdictions. We account for income taxes following the liability method of accounting. Therefore, our income tax expense consists of taxes currently payable, if any (given that in certain jurisdictions we still have net operating loss carry-forwards), plus the change during the period in our deferred tax assets and liabilities.

The following table summarizes the composition of our income/asset taxes for the years ending December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007.

	Year ended December 31,			Three months ended March 31,
(in millions)	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Income tax –current
Federal	$—	$—	$—	$—	$—
Foreign	—	0.8	1.9	0.4	0.8

Total	—	0.8	1.9	0.4	0.8

Income tax -deferred
Federal	—	—	—	—	—
Foreign	—	(2.2)	(0.7)	(0.1)	0.1

Total	—	(2.2)	(0.7)	(0.1)	0.1

Total current and deferred	—	(1.4)	1.2	0.3	0.9

Asset tax
Federal	—	—	—	—	—
Foreign	—	0.1	0.1	—	—

Total	—	0.1	0.1	—	—
Total income and asset tax expense (benefit)	—	$(1.4)	$1.2	$0.4	$0.9

Critical accounting policies and estimates

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures filed in with this prospectus.

Impairment of long-lived assets and goodwill

We review long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill is reviewed at least annually for impairment. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. No impairments were recognized during the reporting periods.

We believe that the accounting estimate related to impairment of long lived assets and goodwill is a critical accounting estimate because it is highly susceptible to change from period to period. This is because: (1) it requires management to make assumptions about future interest rates, sales and costs; and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet as well as our net income would be material. Management’s assumptions about future sales and future costs require significant judgment.

Provision for doubtful accounts

We are exposed to losses due to uncollectable accounts and credits to sellers. Provisions for these items represent our estimate of future losses based on our historical experience. Our provision for doubtful accounts amounts to $2.9 million at December 31, 2005, $4.6 million at December 31, 2006 and $5.3 million at March 31, 2007. The provision for doubtful accounts is recorded as a charge to sales and marketing expenses.

The following table illustrates our bad debt charges as a percentage of net revenues for 2004, 2005, and 2006, and for the three months ended March 31, 2006 and 2007:

	Year ended December 31,			Three months ended March 31,
(in millions, except percentages)	2004	2005	2006	2006 (unaudited)	2007 (unaudited)
Net revenues	$12.7	$28.2	$52.1	$11.0	$16.5
Bad debt charges	1.6	3.4	6.2	1.5	1.7
Bad debt charges as a percentage of net revenues	12.4%	12.1%	11.9%	13.3%	10.2%

Historically, our actual losses have been consistent with our charges. However, future changes in trends could result in a material impact to future consolidated statements of income and cash flows.

Legal Contingencies

In connection with certain pending litigation and other claims, we have estimated the range of probable loss and provided for such losses through charges to our consolidated statement of income. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and future events.

From time to time, we are involved in disputes that arise in the ordinary course of business, and we do not expect this trend to change in the future. We are currently involved in certain legal proceedings as discussed in “Business—Legal Proceedings,” in Note 14 to our consolidated financial statements and in Note 7 to our unaudited condensed consolidated financial statements. We believe that we have meritorious defenses to the claims against us, and we will defend ourselves vigorously. However, even if successful, our defense could be costly and could divert management’s time. If the plaintiffs were to prevail on certain claims, we might be forced to pay damages or modify our business practices. Any of these results could materially harm our business and could result in a material adverse impact on the financial position, results of operations or cash flows.

Income taxes

We are required to recognize a provision for income taxes based upon the taxable income and temporary differences for each of the tax jurisdictions in which we operate. This process requires a calculation of taxes payable under currently enacted tax laws in each jurisdiction and an analysis of temporary differences between the book and tax bases of our assets and liabilities, including various accruals, allowances, depreciation and amortization. The tax effect of these temporary differences and the estimated tax benefit from our tax net operating losses are reported as deferred tax assets and liabilities in our consolidated balance sheet. We also assess the likelihood that our net deferred tax assets will be realized from future taxable income. To the extent we believe that it is more likely than not that some portion or all of the deferred tax asset will not be realized, we establish a valuation allowance. At March 31, 2007, we had a valuation allowance on certain foreign net operating losses based on our assessment that it is more likely than not that the deferred tax asset will not be realized. To the extent we establish a valuation allowance or change the allowance in a period, we reflect the change with a corresponding increase or decrease in our tax provision in our consolidated statement of income.

The following table sets forth the effective tax rates for 2004, 2005, and 2006, and for the three months ended March 31, 2006 and 2007:

	Year ended December 31,			Three months ended March 31,
(in millions, except percentages)	2004	2005	2006	2006 (unaudited)	2007 (unaudited)
Income and asset tax (expense) benefit	—	$1.4	$(1.2)	$(0.4)	$(0.9)
As a percentage of income before income and asset tax	(1.6)%	205.8%	(53.7)%	(76.1)%	(47.1)%

Historically, these provisions have adequately provided for our actual income tax liabilities. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuations of our deferred tax assets or liabilities, or by changes or interpretations in tax laws, regulations or accounting principles.

Stock-based compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based payment awards based on estimated fair values. The following table summarizes information with respect to our equity grants during 2006. We have not made any equity grants in 2007.

Grant date	Options granted	Exercise price	Fair value of common stock	Estimated fair value of stock options

January 1, 2006	17,000	$1.50	$2.93	$2.04
July 1, 2006	2,000	$6.00	$8.34	$5.03
October 1, 2006	4,500	$6.00	$9.64	$6.21

We calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of our common stock, volatility, risk-free interest rate and dividend yield. Since we have no history of volatility, the expected volatility is based on the historical volatilities of similar entities’ common stock over the most recent period commensurate with the estimated expected term of the awards. The expected term of an award is based on the “simplified” method allowed by SEC-issued Staff Accounting Bulletin No. 107 (SAB No. 107), which provides supplemental implementation guidance for SFAS No. 123(R), whereby the expected term is equal to the midpoint between the vesting date and the end of the contractual term of the award. The risk-free interest rate is based on the rate on U.S. Treasury zero coupon issues with maturities consistent with the estimated expected term of the awards. We have not paid any dividends and do not anticipate paying any dividends in the foreseeable future and accordingly, use an expected dividend yield of zero.

The weighted-average grant-date fair value of stock options granted during 2006 was $4.68 per share, using the Black-Scholes model with the following weighted-average assumptions:

Risk-free interest rates	6%
Expected term	7 years
Dividend yield	0%
Expected volatility	36%

We recognize stock-based compensation expense based on the estimated portion of the awards that are expected to vest. Stock-based compensation expense recognized for 2006 was $33,223 which consisted of stock-based compensation expense related to stock options. We did not recognize any stock-based compensation expenses in 2005. For 2004, we recognized stock-based compensation expenses of approximately $17,350 under previous accounting standards. See note 11 to our consolidated financial statements included elsewhere in this prospectus for additional information.

The fair value of our common stock at each grant date is based on internally developed valuations. We have not engaged an independent third-party valuation specialist and cannot assure you that an independent valuation firm would not determine different valuations for our common stock. We have based our internally developed valuations on our analysis of valuations of our significant subsidiaries completed by an unrelated third-party valuation specialist as of each of December 31, 2004, 2005, and 2006, complemented by internally prepared projections and analyses of our company. The valuations of the subsidiaries were prepared to perform impairment tests as required by FASB 142—Goodwill and Other Intangible Assets. We believe that a combination of these independent valuations and the experience of our internal accounting staff produced reasonable valuations of the fair value of our common stock.

The difference between our estimate of the fair value of our common stock as of October 2006 and our expected initial public offering price relates to improvements in our financial performance, improved prospects as we increase in size and scope, appreciation of the currencies in the countries in which we operate versus the U.S. dollar resulting in increased revenues and profits measured in U.S. dollars, and other factors that were relevant in setting the range of our initial public offering price set forth on the cover page of this prospectus but that are not necessarily considered in the determination of the fair value of our common stock pursuant to SFAS 123(R), such as improved multiples of comparable publicly-traded companies and current market conditions for public offerings of equity securities. The fair value of our common stock at the October 1, 2006 grant date, the last date we awarded an option, was $9.64 per share, and we expect the initial public offering price to be between $16.00 and $18.00 per share. Factors affecting our October 2006 estimate of the fair value of our common stock pursuant to SFAS 123(R) that we did not consider in setting the range of our initial public offering price include: (1) a discount rate of 19.2% applied in October 2006—versus a rate of 16.0% that we would apply if we were to perform the same analysis as of the date of this prospectus (the reduced applicable rate resulting primarily from lower current interest rates in the countries in which we operate and the lower estimated risk currently associated with our company given our increased profitability and scale of operations since that date), (2) the fact that the October 2006 discounted cash flow model had a starting date nine months or more prior to the one that would be applied if we were to perform the same analysis as of the date of this prospectus, which starting dates have a substantial impact on valuation in a business with significantly increasing profitability like ours, (3) a 10.0% discount related to the lack of liquidity of our shares of common stock in October 2006 and (4) an approximately 8.0% discount related to the negative effect of preferred stock liquidation preferences (upon completion of this offering, all of our outstanding shares of preferred stock will convert into shares of common stock). For more information on the factors considered in determining our initial public offering price, see “Underwriting.”

Recent acquisitions

In November of 2005, we acquired certain operations of a regional competitor in online trading, DeRemate.com Inc., including all of its operations in Brazil, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela and the majority of shares of its subsidiaries (except for its Argentine and Chilean subsidiaries, which continue to operate under the control of certain previous stockholders of DeRemate.com Inc.), for an aggregate purchase price of $12.1 million, net of cash and cash equivalents acquired. This acquisition increased our user base by approximately 1.3 million confirmed registered users and solidified our market leadership position in Brazil, Mexico, Venezuela, Colombia, Peru, and Uruguay.

Separate audited combined statements of operations, changes in net investment and cash flows of the acquired business for the period from January 1, 2005 to October 31, 2005 is included elsewhere in this prospectus in compliance with Rule 3-05 of Regulation S-X.

Results of operations

The following table sets forth, for the periods presented, certain data from our consolidated statement of operations. This information should be read in conjunction with our consolidated financial statements and our unaudited condensed consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

	Year ended December 31,			Three months ended March 31,
(in millions)	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Statement of operations data:
Net revenues	$12.7	$28.2	$52.1	$11.0	$16.5
Cost of net revenues	(2.5)	(6.1)	(12.1)	(2.5)	(3.6)

Gross profit	10.2	22.1	40.0	8.5	12.9

Operating expenses:
Product and technology development	(1.3)	(2.2)	(3.1)	(0.7)	(1.0)
Sales and marketing	(9.1)	(14.7)	(23.4)	(5.1)	(6.3)
General and administrative	(3.1)	(4.4)	(8.2)	(1.9)	(2.7)

Total operating expenses	(13.5)	(21.3)	(34.6)	(7.7)	(10.0)

Income (loss) from operations	(3.3)	0.8	5.4	0.8	2.9

Other income (expenses):
Interest income	1.2	0.4	0.5	—	0.1
Interest expense and other financial charges	(0.3)	(0.5)	(1.7)	(0.4)	(0.4)
Foreign currency (loss) gain	0.2	0.3	(0.4)	0.1	(0.4)
Other expenses, net	—	(0.3)	(1.5)	(0.1)	(0.3)
Net income (loss) before income and asset tax and cumulative effect of change in accounting principle	(2.2)	0.7	2.3	0.5	1.9
Income and asset tax (expense) benefit	—	1.4	(1.2)	(0.4)	(0.9)

Net income (loss) before cumulative effect of change in accounting principle	(2.2)	2.0	1.1	0.1	1.0

Cumulative effect of change in accounting principle	—	0.3	—	—	—

Net income (loss)	(2.2)	2.4	1.1	0.1	1.0

Accretion of preferred stock	(0.5)	(0.5)	(0.5)	(0.1)	(0.1)

Net income (loss) available to common stockholders	$(2.7)	$1.9	$0.6	$—	$0.9

	Year ended December 31,			Three months ended March 31,
(% of net revenues)	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Statement of operations data:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of net revenues	(19.7)	(21.7)	(23.2)	(22.9)	(21.7)

Gross profit	80.3	78.3	76.8	77.1	78.3

Operating expenses:
Product and technology development	(10.5)	(7.7)	(5.9)	(6.4)	(5.9)
Sales and marketing	(72.1)	(52.2)	(44.9)	(46.0)	(38.4)
General and administrative	(24.2)	(15.5)	(15.7)	(17.5)	(16.3)

Total operating expenses	(106.8)	(75.4)	(66.4)	(69.9)	(60.5)

Income (loss) from operations	(26.4)	2.9	10.4	7.2	17.7

Other income (expenses):
Interest income	9.8	1.2	1.0	0.4	0.6
Interest expense and other financial charges	(2.6)	(1.6)	(3.3)	(3.6)	(2.7)
Foreign currency (loss) gain	1.7	0.9	(0.8)	1.0	(2.5)
Other expenses, net	(0.2)	(1.0)	(2.8)	(0.7)	(1.7)
Net income (loss) before income and asset tax and cumulative effect of change in accounting principle	(17.7)	2.4	4.4	4.2	11.4
Income and asset tax (expense) benefit	0.3	4.8	(2.4)	(3.2)	(5.4)

Net income (loss) before cumulative effect of change in accounting principle	(17.4)	7.2	2.1	1.0	6.0

Cumulative effect of change in accounting principle	—	1.1	—	—	—

Net income (loss)	(17.4)	8.3	2.1	1.0	6.0

Accretion of preferred stock	(3.9)	(1.8)	(1.0)	(1.1)	(0.8)

Net income (loss) available to common stockholders	(21.3)%	6.6%	1.1%	(0.1)%	5.3%

Principal trends in results of operations

We have identified the following trends by examining our recent operating history:

•

Growth in net revenues from year to year.    Since inception, we have consistently generated revenue growth from our MercadoLibre marketplace and, from its launch in 2004, from MercadoPago, driven by the strong growth of our key operational metrics. From 2004 to 2005, our gross merchandise volume increased by 103.0%, our successful items increased by 64.4% and MercadoPago total payment volume increased by 332.3%. From 2005 to 2006, those growth rates were 76.9%, 63.9% and 131.2%, respectively. From the three months ended on March 31, 2006 to the same period in 2007, our gross merchandise volume increased 43.5%, our successful items increased by 39.2% and total payment volume increased by 61.3%. Our growth in net revenues was 123.1% from 2004 to 2005 and 84.3% from 2005 to 2006. Growth in net revenues for the three months ended March 31, 2007 compared to the same period in 2006 was 49.8%. As our business grows we expect the rate of increase, from year to year, of net revenues and the related operational metrics, to decline, as occurred in 2006 compared to 2005 when contrasted with 2005 compared to 2004.

•

High but declining gross profit margins.    Our business has generated sustained high gross profit margins over time. These gross margins were 80.3% for 2004, 78.3% for 2005, and 76.8% for 2006. This variation was attributable to the lower gross profit margins of our MercadoPago business, which for 2005 and 2006 experienced a faster rate of increase than our MercadoLibre marketplace business. Based on these past trends, we expect that cost of net revenues could continue to increase as a percentage of net revenues as revenues related to MercadoPago grow faster relative to MercadoLibre marketplace revenues. However, we may be able to partially offset this increase in costs with increased economies of scale in customer service, ISP connectivity and site operations, as well as improved economic terms obtained from payment processors, as was the case in the three months ended March 31, 2007 in which gross profit margins improved to 78.3% from 77.1% for the same period in 2006, even though net revenues from MercadoPago for these periods as a percentage of net revenues increased from 12.8% to 13.8%. If we are able to continue to carry out this partial offset successfully, we should sustain high consolidated gross profit margins.

•

Improving operating income margins.    We have generated and expect to continue to generate economies of scale in operating expenses. For 2004 and 2005, operating expenses increased at a significantly lower rate than our net revenues. For the past three years, our income from operations as a percentage of net revenues has improved from a loss of 26.4% for 2004, to a gain of 2.9% for 2005, a gain of 10.4% for 2006 and a gain of 17.7% for the three months ended March 31, 2007, mostly as a result of the impact of these economies of scale, and despite declining gross operating margins between 2004 and 2006. We anticipate that our operating cost structure will continue to grow in absolute terms, but at a slower rate than net revenues, leading to improving operating margins.

Three months ended March 31, 2007 compared to three months ended March 31, 2006

Net revenues

Net revenues were $16.5 million for the three months ended March 31, 2007, an increase of $5.5 million, or 49.8%, from net revenues of $11.0 million for the same period in 2006. This increase was attributable to a 48.1% increase in revenues derived from our MercadoLibre marketplace, from $9.6 million for the three months ended March 31, 2006 to $14.2 million for the same period in 2007, and to a 60.9% increase in revenues derived from MercadoPago, from $1.4 million to $2.3 million. Growth in MercadoLibre marketplace revenues resulted principally from a 43.5% increase in the gross merchandise volume transacted through our platform. The growth in MercadoPago revenues resulted principally from a 61.3% increase in the total payments completed on our MercadoPago payments platform. The use of MercadoPago increased to 8.5% of our gross merchandise volume for the three months ended March 31, 2007 from 7.6% for the same period in 2006.

The $5.5 million growth in net revenues for the three months ended March 31, 2007, by country, was primarily a result of an increase of $2.6 million, or 38.0% in net revenues in Brazil, of $0.9 million, or 62.8% in Argentina, and $0.9 million, or 55.3% in Mexico. All other countries combined grew by $1.1 million or 95.8% for the three months ended March 31, 2007 as compared to the same period in 2006.

Cost of net revenues

Cost of net revenues was $3.6 million for the three months ended March 31, 2007, an increase of $1.1 million, or 42.1%, from cost of net revenues of $2.5 million for the same period in 2006. Cost of net revenues represented 21.7% of net revenues for the three month period ended March 31, 2007 and 22.9% of net revenues for the same period in 2006.

This increase was primarily attributable to costs relating to our in-house customer support operations, which grew in the amount of $0.4 million, an increase of 70.9% compared to the three months ended March 31, 2006, as we invested in improvement of services and trust and safety initiatives. Billing costs and collections fees from processing charges for payments made with credit cards and other payment methods increased by $0.3 million, or 26.8% for the three months ended March 31, 2007 compared to the same period in 2006. Additionally, taxes on our net revenues increased by $0.3 million, or 43.6%. These taxes represented 5.6% of net revenues during the three months ended March 31, 2007.

Product and technology development

Product and technology development expenses were $1.0 million for the three months ended March 31, 2007, an increase of $0.3 million, or 38.0%, from $0.7 million for the same period in 2006. Product and technology development expenses were 5.9% of net revenues for the three months ended March 31, 2007 and 6.4% for the same period in 2006.

The growth in product and technology development expenses during the three months ended March 31, 2007 was primarily attributable to an increase in compensation costs in the amount of $0.2 million, 70.5% higher than the same period in 2006, for additional engineers to implement planned upgrades and new features to our platform, as well as increased compensation to retain staff. We also increased other expenses during the three months ended March 31, 2007, including depreciation and amortization costs, maintenance and telecommunications by $0.1 million, or 21.0% compared to the same period in 2006.

Sales and marketing

Sales and marketing expenses were $6.3 million for the three months ended March 31, 2007, an increase of $1.3 million, or 24.9%, from $5.1 million for the same period in 2006. Sales and marketing expenses represented 38.4% of our net revenues for the three months ended March 31, 2007 and 46.0% for the same period in 2006.

The growth in sales and marketing expenses resulted primarily from our increased expenditures in online advertising programs in the amount of $1.0 million, a 40.1% increase over the three months ended March 31, 2006. Online advertising represented 20.5% of our net revenues in the three months period ended March 31, 2007. Bad debt charges increased $0.2 million, or 14.5%. Sales and marketing expenses also grew due to an increase in compensation costs in the amount of $0.1 million, or 21.0%, driven by additional headcount and higher salaries to retain talent.

General and administrative

Our general and administrative expenses were $2.7 million for the three months period ended March 31, 2007, an increase of $0.8 million, or 39.1%, from general and administrative expenses of $1.9 million for the same period in 2006. As a percentage of net revenues, our general and administrative expenses were 16.3% for the three months ended March 31, 2007 and 17.5% for the same period in 2006. The major components that drove our growth over the comparable period were $0.4 million in increased compensation costs, a 39.7% rate of growth, attributable to additional employees to support our growing business and higher salaries to retain talent, and office expenses that grew $0.1 million, or 69.3%, as we expanded into larger facilities to accommodate increases in headcount.

Other income (expenses)

Our other expenses were $1.0 million for the three months ended March 31, 2007, an increase of $0.7 million from other expenses of $0.3 million for the same period in 2006. This increase was primarily a result of an increase in foreign currency losses of $0.5 million. Foreign currency losses were $0.4 million for the three months ended March 31, 2007 and were a gain of $0.1 million for the same period in 2006.

Income and asset tax

Our reported income and asset tax expense for the three months ended March 31,2007 was $0.9 million, an increase of $0.5 million, or 152.5%, from a reported expense of $0.4 million for the same period in 2006. Our effective tax rate as a percentage of income before income and asset tax was 47.1% for the three months ended March 31, 2007 and 76.1% for the same period in 2006, which reflects the blended tax rate plus the effect of certain non-deductible expenses.

Year ended December 31, 2006 compared to year ended December 31, 2005

Net revenues

Net revenues were $52.1 million for 2006, an increase of $23.8 million, or 84.3%, from net revenues of $28.2 million for 2005. This increase was attributable to a 78.4% increase in revenues derived from our MercadoLibre marketplace, from $25.1 million for 2005 to $44.7 million for 2006, and to a 130.9% increase in revenues derived from MercadoPago, from $3.2 million to $7.3 million. Growth in MercadoLibre marketplace revenues resulted principally from a 76.9% increase in the gross merchandise volume transacted through our platform. The growth in MercadoPago revenues resulted principally from a 131.2% increase in the total payments completed on our MercadoPago payments platform. The use of MercadoPago increased to 8.3% of our gross merchandise volume for 2006 from 6.3% for 2005.

The $23.8 million growth in net revenues for 2006, by country, was primarily a result of an increase of $13.3 million, or 75.9% in net revenues in Brazil, of $3.9 million, or 119.7% in Mexico, and $2.7 million, or 52.1% in Argentina. All other countries combined grew by $3.9 million or 168.2% for 2006 as compared to 2005.

Cost of net revenues

Cost of net revenues was $12.1 million for 2006, an increase of $5.9 million, or 96.9%, from cost of net revenues of $6.1 million for 2005. Cost of net revenues represented 23.2% of net revenues for 2006 and 21.7% of net revenues for 2005.

This increase was primarily attributable to additional billing costs and collections fees from processing charges for payments made with credit cards and other payment methods. These billing and collections fees increased by $2.6 million, or 117.2% for 2006 compared to 2005. Billing and collections charges tend to increase at about the same pace as net revenues, since most of the associated costs grow with our business. However, since they represent a higher percentage of revenues for MercadoPago than for the MercadoLibre marketplace, and as MercadoPago’s net revenues grew at a faster rate than the MercadoLibre marketplace, these collection fees as a percentage of net revenues increased slightly. Taxes on our net revenues increased by $1.3 million, or 83.1%. These taxes represented 5.6% of net revenues in 2006. We also increased expenditures in our in-house customer support operations in the amount of $1.7 million, an increase of 119.0% compared to 2005, as we invested in improved service, initiatives to combat fraud, illegal items and fee evasion, and upgraded the pay scale of customer service personnel in order to retain and attract top level customer service representatives.

Product and technology development

Product and technology development expenses were $3.1 million for 2006, an increase of $0.9 million, or 40.3%, from $2.2 million for 2005. Product and technology development expenses were 5.9% of net revenues for 2006 and 7.7% for 2005.

The growth in product and technology development expenses was primarily attributable to an increase in compensation costs in the amount of $0.5 million, 80.3% higher than 2005, for additional engineers to implement planned upgrades and new features to our platform, as well as increased compensation to retain staff, and an increase in depreciation and amortization expenses related to product and technology development of $0.3 million, or 20.7% compared to 2005.

Sales and marketing

Sales and marketing expenses were $23.4 million for 2006, an increase of $8.6 million, or 58.6%, from $14.7 million for 2005. Sales and marketing expenses represented 44.9% of our net revenues for 2006 and 52.2% of net revenues for 2005.

The growth in sales and marketing expenses resulted primarily from our increased expenditures in online advertising programs in the amount of $3.6 million, a 43.4% increase over 2005. Online advertising represented 22.7% of our net revenues in 2006. Bad debt charges also increased $2.8 million, or 81.6%. Despite this growth in absolute value, bad debt charges as a percentage of net revenues decreased to 11.9% for 2006, from 12.1% for 2005. In addition, these expenses also grew due to an additional $1.1 million, or 111.5% increase, in expenditures in our cable television advertising campaign and offline promotional activities, and an increase in compensation costs in the amount of $0.8 million, or 49.3%, driven by additional headcount and higher salaries to retain talent.

General and administrative

Our general and administrative expenses were $8.2 million for 2006, an increase of $3.8 million, or 86.1%, from general and administrative expenses of $4.4 million for 2005. As a percentage of net revenues, our general and administrative expenses were 15.7% for 2006 and 15.5% for 2005. The major components that drove our growth over the comparable period were $1.6 million in increased compensation costs, a 66.4% rate of growth, attributable to additional employees to support our growing business and higher salaries to retain talent, and fees and expenses for legal, audit and other professional services that grew $1.0 million, or 112.4%.

Other income (expenses)

Our other expenses were $3.1 million for 2006, an increase of $2.9 million from other expenses of $0.1 million for 2005. This increase was primarily a result of an increase in interest expenses of $1.3 million relating mainly to our loan from eBay, an increase in other expenses, net, of $1.2 million, resulting mainly from the change in fair value of our outstanding warrants, and an increase in foreign currency losses of $0.6 million.

Income and asset tax

Our reported income and asset tax expense for 2006 was $1.2 million compared to a reported benefit of $1.4 million for 2005. Our blended tax rate as a percentage of income before income and asset tax was 38.0% for 2006 and 48.0% for 2005. However, as a result of the effect of permanent differences, our effective tax rate was approximately 53.7% (expense) for 2006 and 205.8% (benefit) for 2005. The variation in the effective tax rate for these periods reflects the taxes payable plus the change during the period in our deferred tax assets and liabilities. During 2006, we recognized a deferred income tax benefit of $0.7 million, and of $2.2 million during 2005, mainly as a result of a partial reversal of the valuation allowance recognized over our deferred tax asset position.

Year ended December 31, 2005 compared to year ended December 31, 2004

Net revenues

Net revenues were $28.2 million for 2005, an increase of $15.6 million, or 123.1%, from net revenues of $12.7 million for 2004. This increase was attributable to a 106.7% increase in revenues derived from our MercadoLibre marketplace, from $12.1 million for 2004 to $25.1 million for 2005, and a 495.8% increase in revenues derived from MercadoPago, from $0.5 million for 2004 to $3.2 million for 2005. Growth in MercadoLibre marketplace revenues was mainly a result of a 103.0% increase in gross merchandise volume transacted through our platform. The growth in MercadoPago revenues was mainly a result of a 332.3% increase in the total payments volume completed on our MercadoPago payments platform. The use of MercadoPago increased to 6.3% of our gross merchandise volume for 2005, from 3.0% for 2004.

Cost of net revenues

Cost of net revenues was $6.1 million for 2005, an increase of $3.6 million, or 146.6%, from cost of net revenues of $2.5 million for 2004. Our cost of net revenues represented 21.7% of net revenues for 2005 and 19.7% of net revenues for 2004.

The growth in our cost of net revenues for 2005 was primarily attributable to additional billing costs and collections fees from processing charges for payments made with credit cards and other payment methods that grew $1.6 million, representing a 289.4% growth rate. Billing and collections charges tend to increase at about the same pace as net revenues, since most of the associated costs grow with our business. However, since they represent a higher percentage of revenues for MercadoPago than for the MercadoLibre marketplace, and as MercadoPago’s net revenues grew at a faster rate than the MercadoLibre marketplace, these collection fees as a percentage of net revenues increased slightly. Taxes on our net revenues increased by $0.9 million, or 141.7%. These taxes represented 5.7% of net revenues for 2005. In addition, expenditures in our in-house customer support operations increased by $0.8 million, or 134.5% as we invested in improved services and controls.

Product and technology development

Our product and technology development expenses were $2.2 million for 2005, an increase of $0.9 million, or 64.4%, from product and technology development expenses of $1.3 million for 2004. Product and technology development expenses were 7.7% of net revenues for 2005 and 10.5% for 2004. The increase was primarily attributable to growth in depreciation and amortization in the amount of $0.5 million, or 57.2%. Additionally, compensation costs increased in the amount of $0.2 million, or 57.8% for additional employees, as well as increased compensation to retain our product and technology development staff.

Sales and marketing

Our sales and marketing expenses were $14.7 million for 2005, an increase of $5.6 million, or 61.3%, from $9.1 million for 2004. Sales and marketing expenses represented 52.2% of net revenues for 2005 and 72.1% of net revenues for 2004.

The growth in our sales and marketing expenses resulted primarily from our increased expenditures in online advertising programs, where we spend the majority of our sales and marketing budget, in the amount of $2.2 million, a 35.6% growth rate. Online advertising represented 29.2% of net revenues for 2005. These expenses also grew $1.9 million, or 117.7%, from higher bad debt charges. However, bad debt as a percentage of net revenues for 2005 decreased to 12.1% from 12.4% for 2004. Offline advertising activities grew $1.0 million due to our first cable television advertising campaign and offline promotional activities, and compensation costs increased $0.5 million, or 42.8%, driven by additional headcount and higher salaries to retain talent.

General and administrative

Our general and administrative expenses were $4.4 million for 2005, an increase of $1.3 million, or 43.0%, from general and administrative expenses of $3.1 million for 2004. However, our general and administrative expenses decreased as a percentage of net revenues to 15.5% for 2005 from 24.2% for 2004.

The major components that drove growth in absolute terms over the comparable period were $1.0 million in increased compensation costs attributable to additional employees to support our growing business and higher salaries to retain talent, an increase that represented a 71.2% growth over 2004.

Other income (expense)

Other expense was $0.1 million for 2005, a decrease of $1.3 million from a $1.1 million income for 2004. This decrease was primarily attributable to a reduction of $0.9 million in interest income as we had recorded a gain on the sale of short-term investments for 2004.

Income / asset tax

Our reported income and asset tax for 2005 was a benefit of $1.4 million compared to an immaterial charge for 2004. The reported taxes for 2005 reflect the taxes payable plus the change during the period in our deferred tax assets and liabilities. During 2005, we recognized a deferred income tax benefit of $2.2 million as a result of a partial reversal of the valuation allowance recognized over our deferred tax asset position. Prior to 2005, our valuation allowance covered all our deferred tax asset position.

Factors affecting results of operations and financial condition

Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online commerce and emerging markets like Latin America. To address these risks and uncertainties, we must, among other things, maintain and increase the number of our confirmed registered users, items listed on our service and completed transactions, maintain and enhance our brand, implement and execute our business and marketing strategy successfully, continue to develop and upgrade our technology and information-processing systems, continue to enhance the MercadoLibre service to meet the needs of a changing market, provide superior customer service, respond to competitive developments, and attract, integrate, retain and motivate qualified personnel. Accordingly, we intend to invest heavily in marketing and promotion, site development, technology and operating infrastructure development and personnel. We cannot, however, assure you that we will be successful in accomplishing all of these goals, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Although we have experienced significant revenue growth and significant growth in the number of our confirmed registered users and items listed by our users in recent periods, such growth rates are not sustainable and will decrease in the future. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Our operating results have varied on an annual basis during our short operating history and may fluctuate significantly as a result of a variety of factors, many of which are outside our control. The following list includes factors that may affect our quarterly operating results:

•	continued growth of online commerce and Internet usage in Latin America;

•	our ability to expand our operations and adapt to rapidly changing technologies;

•	governmental regulation in the countries where we operate, including exchange controls;

•	litigation, legal liability and intellectual property rights enforcement;

•	system interruptions or failures;

•	our ability to attract and retain qualified personnel;

•	the announcement or introduction of new sites, services and products by us or our competitors, and price competition;

•	reliance on third-party service providers;

•	increasing consumer confidence in and acceptance of the Internet and other online services for commerce and, in particular, the trading of products such as those listed on our website;

•	security breaches and consumer confidence in the security of transactions over the Internet;

•	consumer trends and popularity of certain categories of items;

•	our ability to attract new customers, retain existing customers and increase revenues;

•	seasonal fluctuations; and

•	political, social and economic conditions in Latin America, including foreign exchange rate fluctuations.

We believe that our results of operations are somewhat seasonal in nature. Our limited operating history, however, makes it difficult to fully assess the impact of these seasonal factors. In addition, we believe that our rapid growth may have overshadowed whatever seasonal or cyclical factors might have influenced our business to date. We cannot assure you that seasonal or cyclical variations in our operations will not become more pronounced over time or that they will not materially adversely affect our results of operations in the future.

Effects of Becoming a Public Company

After completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act and the other rules and regulations of the SEC. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002. In addition, upon completion of this offering, we will become subject to the rules of The Nasdaq Global Market.

We are working with our independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting.

In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. We currently expect to incur an estimated $1 million of incremental operating expenses in our first year of being a public company and a slightly higher amount per year after that. The incremental costs are estimates, and actual incremental expenses could be materially different from these estimates. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting at December 31, 2008. If we or our independent registered public accounting firm determine that we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by the December 31, 2008 deadlines, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations.

Liquidity and capital resources

Our main cash requirements are capital expenditures relating to technology infrastructure and software applications. We also require working capital to fund MercadoPago. Since our inception, we funded our operations primarily through contributions received from our stockholders obtained during the first two years of operations, and cash generated from our operations during the past two years. We have often funded MercadoPago by discounting credit card receivables and through cash advances derived from our MercadoLibre marketplace business. In 2005, we funded the acquisition of certain operations of DeRemate.com Inc. with a $12 million loan from eBay. The significant components of our working capital are cash equivalents, short term investments, accounts receivable, accounts payable and accrued expenses, and funds receivable from and payable to MercadoPago users. At December 31, 2006, our principal source of liquidity was $13.5 million of cash and cash equivalents and short-term investments, as well as cash generated from our operations. We believe that these sources of cash, the proceeds of this offering, plus cash to be generated from future operations will be sufficient to cover current and anticipated capital expenditures and working capital needs.

The following table presents our cash flows from operating activities, investing activities and financing activities for the three years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007:

	Year ended December 31,			Three months ended March 31,
(in millions)	2004	2005	2006	2006 (unaudited)	2007 (unaudited)
Net cash provided by (used in) operating activities	$(1.5)	$3.4	$6.2	$(0.8)	$2.4
Net cash provided by (used in) investing activities	7.4	(13.0)	(5.2)	(0.6)	(3.3)
Net cash provided by (used in) financing activities	—	12.0	(3.0)	—	—

Effect of exchange rate changes on cash and cash equivalents	(0.2)	(0.5)	0.2	0.1	0.2

Total increase (decrease) in cash and cash equivalents	$5.7	$2.0	$(1.8)	$(1.3)	$(0.8)

Net cash provided by (used in) operating activities

Our annual cash flow provided by operating activities was greater than net income for 2006, 2005 and 2004, due primarily to non-cash charges to earnings such as depreciation and amortization on our assets, changes in fair value of warrants, deferred income taxes and realized gains on investments. Net cash provided by operating activities was $6.2 million for 2006 and $3.4 million for 2005 compared to net cash used in operating activities of $1.5 million for 2004 as we improved the profitability of our operations. This improvement was primarily a result of increased net income, increased leverage on our operating expenses, controlled growth in our costs of sales and positive changes in our working capital accounts.

In our MercadoLibre marketplace business, accounts receivable were $2.0 million and accounts payable and accrued expenses were $5.7 million at December 31, 2006, primarily because we were able to collect from our users at a faster rate than we paid our suppliers. In our MercadoPago business, funds receivable from customers were $10.2 million and funds payable and amounts due to customers were $9.1 million at December 31, 2006. MercadoPago often requires financing through discounting credit card receivables and cash advances derived from our MercadoLibre marketplace business in order to fund working capital requirements.

During the three months ended March 31, 2007, net cash provided by our operating activities was $2.4 million compared to net cash used in operating activities of $0.8 million for the same period in 2006, principally as a result of positive changes in our working capital accounts and an increased net income.

Net cash provided by (used in) investing activities

Net cash used in investing activities was $5.2 million for 2006 and $13.0 million for 2005 compared to a net cash provided by investing activities of $7.4 million for 2004. For 2006, net cash provided by investing activities resulted primarily from purchases of investments with our cash and cash equivalents, as part of our financial investment strategy. During 2005, net cash provided by investing activities was heavily affected by the acquisition of the DeRemate subsidiaries for $12.1 million, net of cash and cash equivalents acquired. Net cash provided by investing activities for 2004 was primarily a result of movements of funds from investments to cash and cash equivalents, as part of our financial investment strategy. In all three years, net cash provided by investing activities was also affected by capital expenditures related to technological equipment, software licenses and to a lesser degree office equipment, in the amounts of $2.4 million for 2006, $2.0 million for 2005 and $2.1 million for 2004.

During the three months ended March 31, 2007, we used $3.3 million of net cash in investing activities as compared to $0.6 for the same period in 2006. During this period our net cash used in investing activities consisted primarily of purchase of investments (primarily debt securities and certificates of deposit) for $4.9 million which was partially offset by the sale of investments (primarily debt securities and certificates of deposit) for $2.1 million as part of our investment strategy.

We expect to continue to purchase property and equipment and we may acquire businesses for cash, which would impact our net cash provided by (used in) investing activities.

Net cash provided by (used in) financing activities

Net cash used in financing activities was $3.0 million for 2006 compared to net cash provided by financing activities of $12.0 million for 2005 and negligible for 2004. Net cash used in financing activities for 2006 was attributable to a partial prepayment of principal of the loan from eBay. Net cash provided by financing activities for 2005 was attributable to the loan received from eBay to fund the acquisition of the DeRemate subsidiaries.

We had no material cash from financing activities during the three months ended March 31, 2007 and 2006.

In the event that we decide to pursue strategic acquisitions in the future, we may fund them with our own resources or we may choose to obtain financing from a third party.

Debt

We financed the acquisition of DeRemate with a loan from eBay, one of our stockholders, in the amount of $12.0 million, secured by our assets, including equity interests we have acquired in DeRemate. The loan bears an interest rate of 7% per year, payable in November of each year. The loan matures on the earlier of November 10, 2010, and an issuance of securities, such as this offering. At March 31, 2007, approximately $9.3 million of principal of and interest on the loan remained outstanding. Upon consummation of this offering we will repay the principal balance of the loan to eBay. Please see “Certain relationships and related transactions—Relationship with eBay” for more information.

We do not have any current plans to incur any material debt in the future.

Capital expenditures

Our expenditures in property and equipment consist primarily of purchases of hardware and software licenses necessary to maintain and update the technology of our platform, and to a lesser degree office equipment. These expenditures were $2.1 million for 2004, $2.0 million for 2005 and $2.4 million for 2006. For each of the three months ended March 31, 2006 and 2007, our capital expenditures were $0.6 million. We anticipate continued investments in capital expenditures in the future as we strive to maintain our position in the Latin American e-commerce market.

We believe that our existing cash and cash equivalents, the net proceeds from this offering and cash generated from operations will be sufficient to fund our operating activities, property and equipment expenditures and other obligations going forward.

Off-balance sheet arrangements

At March 31, 2007, we did not have any off-balance sheet arrangements or relationships with unconsolidated entities for the purpose of facilitating contractually narrow or limited purposes.

Contractual obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions and other factors may result in actual payments differing materially from the estimates. We cannot provide certainty regarding the timing and amount of payments. Below is a summary of the most significant assumptions used in our determination of amounts presented in the table. Contractual obligations at March 31, 2007 are as follows:

	Payment due by period
(In millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$9.3	$0.3	—	$9.0	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations(2)	1.2	0.9	0.4	—	—
Purchase obligations	7.0	6.9	0.1	—	—
Other long-term liabilities reflected on our balance sheet under GAAP(3)	1.9	—	—	1.9	—
Total	$19.4	$8.1	$0.5	$10.9	—

(1)	Includes amounts outstanding under our loan agreement with eBay. Principal of $9.0 million is due on November 10, 2010, or upon this offering, whichever happens earlier. Interest of $0.3 million is due in 2007. We expect to repay the aggregate outstanding principal amount of the loan and accrued interest with the net proceeds of this offering.

(2)	Includes leases of office space.

(3)	Includes warrants issued in connection with our convertible debt incurred in the year 2000.

Other than the loan from eBay, we do not have any further long-term debt obligations. We have leases for office space in certain countries where we operate. These are our only operating leases. Purchase obligation amounts include minimum purchase commitments for advertising, capital expenditures (technological equipment and software licenses) and other goods and services that were entered into in the ordinary course of business. We have developed estimates to project payment obligations based upon historical trends, when available, and our anticipated future obligations. Given the significance of performance requirements within our advertising and other arrangements, actual payments could differ significantly from these estimates.

Qualitative and quantitative disclosure about market risk

We are exposed to market risks arising from our business operations. These market risks arise mainly from the possibility that changes in interest rates and the U.S. dollar exchange rate with local currencies, particularly the Brazilian real due to Brazil’s share of our revenues, may affect the value of our financial assets and liabilities.

Foreign currencies. At March 31, 2007, $9.3 million of our outstanding debt was denominated in U.S. dollars. In addition, we hold cash and cash equivalents in local currencies in our subsidiaries, and have receivables denominated in local currencies in all our operations. Our subsidiaries also incur most of their expenses in local currency. As a result, our subsidiaries use local currency as their functional currency. At March 31, 2007, the total cash and cash equivalents denominated in foreign currencies totaled $4.1 million, and accounts receivable and funds receivable from customers in foreign currencies totaled $12.4 million. To manage exchange rate risk, our treasury policy is that we transfer all cash and cash equivalents in excess of working capital requirements into dollar-denominated accounts in the United States. At March 31, 2007, these dollar-

denominated cash and cash equivalents totaled $2.3 million. If the U.S. dollar weakens against foreign currencies, as occurred in many countries where we operate in 2004, 2005 and 2006, the translation of these foreign-currency-denominated transactions will result in increased net revenues, operating expenses, and net income. Similarly, our net revenues, operating expenses and net income will decrease if the U.S. dollar strengthens against foreign currencies. In 2006, 59.1% of our revenues were denominated in Brazilian reais, 15.1% in Argentine pesos and 13.8% in Mexican pesos. We have estimated that the impact of exchange rate fluctuations on our results of operations for the year 2006 relative to 2005 resulted in net higher revenues of approximately $2.7 million and an increase in aggregate cost of net revenues and operating expenses of approximately $1.6 million. This calculation was made taking the average monthly exchange rates for each month in 2005 and applying them to the corresponding months in 2006. During the three months ended March 31, 2007, 57.0% of our revenues were denominated in Brazilian reais, 14.7% in Argentine pesos and 14.8% in Mexican pesos. While we have entered in the past into transactions to hedge portions of our foreign currency translation exposure, these are expensive. It is unlikely that we will enter into such hedging in the future due to the cost and because it is not possible to accurately predict or completely eliminate the effects of our foreign currency exposure.

Interest. Our earnings are also affected by changes in interest rates. These changes can have an impact on our interest expenses derived from discounting our MercadoPago receivables. Interest fluctuations could also negatively affect certain floating rate investments that we hold. The loan that we borrowed from eBay is a fixed rate loan, and is not affected by interest rate fluctuations. At March 31, 2007, MercadoPago funds receivable from customers totaled approximately $9.9 million and we had approximately $1.4 million invested in variable interest rate instruments. We believe that the overall direct impact of significant interest rate variances would not be material and would not cause major disruptions to our operations.

Recent accounting pronouncements

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently analyzing the impact that the adoption of SFAS 157 will have on our financial position and results of operations.

Fair value of financial assets and liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The adoption of SFAS No. 159 will not to have any material impact on our consolidated financial statements.

The Latin American Internet industry

The Latin American market and Internet usage statistics

Latin America consists of South America, Central America, the Caribbean and Mexico and, with over 550 million people, represents 8.5% of the world’s population. Latin America’s combined annual gross domestic product in 2006 was estimated to be greater than $2.9 trillion, representing 6.3% of the estimated world GDP for that year and approximately 8.1% on a purchasing power parity basis. This combined GDP estimate is similar to the GDP of Germany and the United Kingdom combined, as adjusted to reflect purchasing power parity among countries.

The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. The number of Internet users has grown worldwide from approximately 534 million at the end of 2000 to approximately 1,133 million by May 7, 2007, according to InternetWorldStats.com, a site of the Miniwatts Marketing Group. In Latin America, the number of Internet users has grown from 18.1 to 102.3 million during the same period, representing a compounded annual growth rate of 30.9% compared to 12.5% in North America.

Latin America’s approximately 102.3 million Internet users represent 9.0% of the world’s Internet user population. Brazil, Mexico and Argentina, our most significant contributors to revenues, have approximately 65.3 million Internet users combined, which represent approximately 63.8% of Latin America’s Internet population. Estimates for Internet penetration in Latin America range from a high of 42.4% for Chile and 34.0% for Argentina to 17.2% for Brazil and 6.5% for Panama, with an average penetration of approximately 18.4%, as compared to 69.9% for the United States.

The following table shows the increase in Internet usage worldwide and the percentage of Internet users by region at June 10, 2007.

Region	Population in millions	% of world population	Internet users in millions	Penetration rate	% of users worldwide	Increase in number of users Dec. 2000- June. 2007
Africa	933.4	14.2%	33.4	3.6%	2.9%	640.3%
Asia	3,712.5	56.5	409.4	11.0	36.0	258.2
Europe	809.6	12.3	319.1	39.4	28.2	203.6
Latin America	556.6	8.5	102.3	18.4	9.0	466.2
Middle East	193.5	2.9	19.4	10.0	1.7	491.4
North America	334.5	5.1	231.0	69.0	20.4	113.7
Oceania	34.5	0.5	18.8	54.4	1.7	146.2

World total	6,574.7	100.0%	1,133.4	17.2%	100.0%	214.0%

Source:	InternetWorldStats.com.

The following table shows a ranking of the 12 countries with the highest number of Internet users in Latin America and the corresponding penetration rates at May 7, 2007:

	Country	Number of Internet users in millions	% of population
1	Brazil	32.1	17.2%
2	Mexico	20.2	19.0
3	Argentina	13.0	34.0
4	Chile	6.7	42.4
5	Colombia	6.7	15.8
6	Peru	6.1	21.1
7	Venezuela	3.3	12.8
8	Dominican Republic	1.5	16.2
9	Ecuador	1.0	8.0
10	Guatemala	1.0	7.6
11	Costa Rica	1.0	20.5
12	Uruguay	0.7	20.4
	Total	93.3	—

Source: InternetWorldStats.com.

Internet enabling infrastructure

The significant growth of the Internet in Latin America has been enabled by a relatively large and growing telecommunications infrastructure. The following chart shows the penetration in certain countries of different devices and services that can be used to connect to the Internet:

Source: Phone lines from Business Monitor and Paul Budde Communication. Cell phones from CIA World Factobook. PCs and broadband from Pyramid Research.

Note: Estimates at December 31, 2006. Cell phone subscribers at December 31, 2005, except for Uruguay and the United Kingdom, which are at December 31, 2004. PC users at December 31, 2004 for Uruguay, Ecuador, Costa Rica, Dominican Republic, Panama and Venezuela.

By the year 2006, the sum of PCs in the countries where MercadoLibre operates totaled 68.2 million and by the year 2005 the sum of cell phones in those same countries was 219.2 million. Compared to the year 2000, those totals represent an increase of 109% for PCs and 223% for cell phones. We believe that this rate of growth provides us with the opportunity to expand our customer base, and that the foundation for sustained web usage throughout the region has been set.

Factors contributing to the commercialization of Internet services in Latin America include the following:

•	higher computer penetration in households, workplaces, classrooms and Internet cafes;

•

increased availability and decreasing prices of broadband Internet, which provides a richer user experience and gives users access to a broader range of services than is possible with slower, dial-up Internet connections;

•	increased Internet security protection, including telecommunications networks and systems, which has helped promote consumers’ confidence in online transactions;

•	availability of advanced electronic or other payment systems, including credit card, bank transfer and mobile banking systems; and

•	the improvement of the Internet and communications infrastructure.

We believe that the combination of a large population of potential customers, the still low and untapped Internet penetration, a rapidly expanding base of Internet-enabling-devices and inefficiencies associated with traditional trading channels makes Latin America an attractive market for an Internet-based marketplace. Current research suggests the potential of e-commerce in the region. According to an A.C. Nielsen report on worldwide e-commerce, 63% of Internet users in Brazil, Mexico and Chile combined have already purchased an item online at some point in their lives, as compared to 85% in the United States. In their previous three online purchases, Internet users in Brazil, Mexico and Chile reported buying generally the same kinds of products as users in the United States, including books (31% of users in Brazil, Mexico and Chile, and 28% in the United States), videos, DVDs and games (22% of users in Brazil, Mexico and Chile, and 21% in the United States), and apparel (9% of users in Brazil, Mexico and Chile, and 22% in the United States).

Latin America’s e-commerce market is still at an early stage of development, but we believe it is evolving rapidly as an increasing number of users seek to purchase products and services on the Internet. According to our estimates based on multiple available sources, approximately $3,250.0 million were spent on e-commerce in Latin America in 2006. The table below shows the yearly volume of e-commerce transactions in selected Latin American markets.

Year ended December 31, (in millions)	2003	2004	2005	2006	Compound annual growth rate 2003-2006
Argentina	$173.2	$333.2	$479.1	$670.7	57.0%
Brazil	390.5	598.3	1,027.1	2,022.6	73.0
Mexico	118.9	213.9	356.6	558.1	67.5
Total	$682.5	$1,145.5	$1,862.8	$3,251.4	68.3

Sources: Prince Cooke, Factiva, Brazilian Chamber of Electronic Commerce, AMIPCI, and our internal estimates.

With the acceleration of Internet penetration in the region and the increased preference for online shopping, the frequency of e-commerce transactions has increased significantly. According to A.C. Nielsen, during 2006, the average number of online purchases by Internet users in Brazil, Argentina and Mexico in a span of 30 days was 3.1 per Internet user purchasing something online.

Business

Overview

We host the largest online trading platform in Latin America, called MercadoLibre and located at www.mercadolibre.com. We are market leaders in e-commerce in each of Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela, based on unique visitors and page views during 2006. Additionally, we have recently launched online trading platforms in Costa Rica, the Dominican Republic and Panama. With a market of over 550 million people and a region with one of the world’s fastest-growing Internet penetration rates, we provide buyers and sellers a robust online trading environment that fosters the development of a large and growing e-commerce community. We offer a technological and commercial solution that addresses the distinctive cultural and geographic challenges of operating an online trading platform in Latin America.

We offer our users two principal services:

•

The MercadoLibre marketplace:    The MercadoLibre marketplace is a fully-automated, topically-arranged and user-friendly online trading service. This service permits both businesses and individuals to list items and conduct their sales and purchases online in either a fixed-price or auction-based format. Additionally, through online classified advertisements, our registered users can also list and purchase motor vehicles, vessels, aircraft, real estate and services. Any Internet user can browse through the various products and services that are listed on our website and register with MercadoLibre to list, bid for and purchase items and services.

•

The MercadoPago online payments solution:    To complement the MercadoLibre marketplace, we developed MercadoPago, an integrated online payments solution. MercadoPago is designed to facilitate transactions on the MercadoLibre marketplace by providing a mechanism that allows our users to securely, easily and promptly send and receive payments online.

During the three months ended March 31, of 2007, visitors to our website were able to browse an average of over 2.9 million total listings per month, organized by country, in over 2,000 different product categories. We believe that we have achieved a critical mass of active buyers, sellers and product listings in most of the countries where we operate and that our business can be readily scaled to handle increases in our user base and transaction volume. At March 31, 2007, we had over 19.7 million confirmed registered MercadoLibre users. During 2006, we had 1.7 million unique sellers, 4.4 million unique buyers and 13.8 million successful items sold. During the three months ended March 31, of 2007 we had 0.6 million unique sellers, 1.7 million unique buyers and 3.9 million successful items sold.

History of MercadoLibre

In March of 1999, Marcos Galperín, our co-founder and Chief Executive Officer, while working towards his master’s degree in business administration from Stanford Business School, wrote our business plan and began to assemble a team of professionals to implement it. We were incorporated in Delaware in October of 1999.

We commenced operations in Argentina in August of 1999, and began operations in other countries subsequently. The following table shows the timeline of different launches and events in each country:

	Country	Launch date	Office opening	MercadoPago
1	Argentina	August 1999	July 1999	November 2003
2	Brazil	October 1999	September 1999	January 2004
3	Mexico	November 1999	October 1999	January 2004
4	Uruguay	December 1999	N/A	N/A
5	Colombia	February 2000	January 2000	Planned launch 2007
6	Venezuela	March 2000	March 2000	April 2005
7	Chile	March 2000	April 2000	Planned launch 2007
8	Ecuador	December 2000	N/A	N/A
9	Peru	December 2004	N/A	N/A
10	Costa Rica	November 2006	N/A	N/A
11	Dominican Republic	December 2006	N/A	N/A
12	Panama	December 2006	N/A	N/A

Our business is organized using the same Internet platform in each country where we operate. However, we run the MercadoLibre marketplace in each country as a separate marketplace with no interaction with the marketplaces of other countries.

We received two rounds of financing in addition to our initial seed funding. The first round, carried out in November of 1999, raised $7.6 million from investors that included J.P. Morgan Partners BHCA L.P., Flatiron Fund entities and Hicks, Muse, Tate & Furst. The second round of financing occurred in May of 2000 and raised $46.7 million from, among others, Goldman Sachs entities (GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P. and Goldman Sachs & Co. Verwaltungs GmbH), Capital Riesgo Internet SCR S.A. (CRI Banco Santander Central Hispano), GE Capital Equity Investments, Inc., J.P. Morgan Partners BHCA L.P. and Hicks, Muse, Tate & Furst.

In September of 2001, we entered into a strategic alliance with eBay, which became one of our stockholders and started working with us to better serve the Latin American online trading community. As part of this strategic alliance, we acquired eBay’s Brazilian subsidiary at the time, iBazar, and eBay agreed not to compete with us in the region during the term of the agreement. This agreement also provided us with access to certain know-how and experience, which accelerated aspects of our development. The agreement governing our strategic alliance with eBay expired on September 24, 2006. Even though eBay is one of our stockholders, with the termination of this agreement, there are no contractual restrictions upon eBay becoming one of our competitors. See “Risk Factors—Risks related to our business—We operate in a highly competitive and evolving market, and therefore face potential reductions in the use of our service.”

In November of 2002, we acquired certain key strategic assets of Lokau.com, a competing Brazilian online trading platform and we incorporated all registered users of Lokau.com into our platform.

In November of 2005, we acquired certain operations of a regional competitor in online trading, DeRemate.com Inc., including all of its operations in Brazil, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela and the majority of shares of its subsidiaries (except for its Argentine and Chilean subsidiaries, which operate under the control of certain previous stockholders of

DeRemate), for an aggregate purchase price of $12.1 million, net of cash and cash equivalents acquired. This acquisition increased our user base by approximately 1.3 million confirmed registered users and solidified our market leadership position in Brazil, Mexico, Venezuela, Colombia, Peru, and Uruguay. We financed the acquisition with a loan from eBay, one of our stockholders. Please see “Certain relationships and related transactions—Relationship with eBay” and “Use of proceeds” for more information.

In February of 2007, investment entities affiliated with Tiger purchased 1.7 million shares of our capital stock from existing stockholders of our company, including Nedasur S.A., a former stockholder of our company which had designated our current director Nicolás Galperín, affiliates of The Goldman Sachs Group Inc., a selling stockholder and in which one of our directors, Timothy Kingston, is an investment banker, and of J.P. Morgan Partners, LLC, an affiliate of J.P. Morgan Securities Inc., a joint book-runner of this offering and an entity formerly affiliated to CCMP Partners LLC, of which one of our directors, Alberto Delgado, is a Principal. Messrs. Kingston and Delgado intend to resign from our board of directors upon completion of this offering. Tiger has expressed interest in acquiring a significant amount of additional shares of our common stock in this offering. See “Underwriting.”

Competitive strengths

We focus on providing Internet-based trading platforms that enable e-commerce and its related services. Our services are designed to provide our users with mechanisms to buy, sell, pay for and collect on e-commerce transactions effectively and efficiently. We believe that our leading position throughout Latin America is primarily attributable to the following strengths:

•

We have a strong brand and are one of the leaders in the Latin American e-commerce market.    We were one of the initial entrants in the Latin American e-commerce market, and we host the leading online trading platform in the region based on unique visitors and page views. We have built strong brand awareness and a growing online community that provides our users with the advantages of a sizable network with a large number of participants in a single marketplace. In some countries, we operate the only large-scale online trading platform that covers a wide range of product and service categories.

•

We operate a proven business model.    Business models similar to ours have been successfully implemented in many countries around the world, most notably by one of our stockholders, eBay Inc., or eBay. We have had the advantage of working closely with eBay in exchanging industry best practices and developing and improving our services and strategy.

•

Our business model offers significant economies of scale.    Since we started operations in 1999, we have shown significant revenue growth from year to year. Our business model has substantial operating leverage because a significant portion of our costs are fixed, such that increases in revenues have resulted in higher margins year after year. From 2004 to 2006, our annual revenues increased from $12.7 million to $52.1 million, a 311.1% increase, while total costs and operating expenses grew from $16.0 million to $46.7 million, a 191.4% increase.

•

Our product range and information is extensive.    We offer our customers one of the broadest selections of products and product categories among e-commerce sites in Latin America. Our sites offer on average over 2.9 million total listings per month from a selection of over 2,000 different product categories. Our product selection ranges from traditional e-commerce items such as books, music, videos, electronics, computers, hardware, cameras and cellular telephones, to industrial goods and services, to real estate and contractor services. Our website offers an efficient shopping experience with extensive information, ratings and reviews on listed products.

•

We provide creative and innovative solutions.    We have developed creative and innovative solutions to the challenges of conducting e-commerce in Latin America. For example, in addition to offering sellers an auction-based format to sell an item, the MercadoLibre marketplace also offers a fixed-price alternative to respond to the current preferences in the region for fixed-price listings. In order to address the specific needs of buyers and sellers of motor vehicles, vessels, aircraft, real estate and certain services, items for which buyers will typically require a physical inspection or specific types of interaction, we offer our users an online classified advertisements service that is dedicated to these items. To complement the MercadoLibre marketplace by providing an end-to-end service that facilitates the completion of transactions online, we have developed MercadoPago, which operates as an escrow service that allows our users to make and receive payments efficiently and securely online. In order to meet the demand for product information by potential purchasers, we have launched product content sections on our platform that encourage user ratings and product reviews, and provide product catalogues and purchasing guides. To improve the efficiency of our MercadoLibre marketplace, we launched a relevance-based algorithm to sort listings, which provides users with a superior buying experience by matching supply and demand.

•

We have acquired considerable local market expertise.    As one of the first Internet trading platforms in the countries where we operate, we have developed an understanding of the needs and preferences of our users and customers. We have historically used this expertise to develop services and products that cater to the unique needs of Latin American e-commerce clients.

•

We have an experienced and highly qualified team.    We are led by a team of highly qualified management and information technology professionals who run our business and websites from our offices in Buenos Aires, São Paulo, Mexico City, Caracas, Santiago and Bogotá. Our ten most senior management officers and our four most senior technology professionals joined our team in 2000 or before, which provides us with stable and seasoned leadership. The commitment, knowledge and track record of both our management and technology teams are valuable assets to our company. We believe that our corporate culture contributes to the high level of satisfaction of our employees and to the retention and commitment of our team.

Our strategy

We seek to serve people in Latin America by offering an online marketplace that can improve the quality of life of those who use it, while creating significant value for our stockholders. We serve our buyers by giving them access to a broader and more affordable variety of products and services than those available on other online and offline venues. We serve our sellers by allowing them to reach a larger and more geographically diverse user base at a lower overall cost and investment than offline venues, which enables them to build businesses. More broadly, we strive to turn inefficient markets into more efficient ones and in that process we generate value. To achieve these objectives, we apply the following strategies:

•

Continue to grow our business and maintain market leadership.    We have focused and intend to continue to focus on growing our business by strengthening our position as the preferred online marketplace in each of the countries in which we operate. We also intend to grow our business and maintain our leadership by taking advantage of the expanding potential client base that has resulted from the growth of Internet penetration rates in Latin America. We intend to achieve these goals through organic growth, by entering into new countries and category segments, and, when possible and advantageous, through potential strategic acquisitions of key businesses and assets.

•

Increase monetization of our transactions.    We have focused and will continue to focus on improving the revenue generation capacity of our business by implementing initiatives designed to maximize the revenues we receive from transactions on our platform. Some of these initiatives include increasing our fee structure, introducing listing fees in the countries where we do not currently charge them, and selling advertising and Internet marketing services on our platform. Additionally, we intend to take advantage of the natural synergies that exist between our marketplace and payments service by promoting increased use of MercadoPago so that it becomes the preferred online payment method on and off our platform.

•

Enhance brand awareness.    We believe that enhancing awareness of the MercadoLibre brand is important to achieve our business objectives. We intend to continue to promote, advertise and increase recognition of our brand through a variety of marketing and promotional campaigns. These may include marketing agreements with companies with significant online presence and advertising through traditional media, such as cable television. We may also use leading websites and other media such as affiliate programs, banner advertisements and keyword searches. In addition, by enhancing our e-commerce community experience, we believe we will promote brand awareness through word of mouth.

•

Focus on user loyalty and website enhancement.    We will continue to focus on increasing purchase frequency and transaction volumes from our existing users. We intend to do so by maintaining an appealing and convenient platform for e-commerce, improving the functionality of our website to deliver a more efficient user experience and providing our users with the help of a dedicated customer support department. We employ a number of programs aimed at fostering customer loyalty and repeated purchases, such as our MercadoLider loyalty program for high-volume sellers, our targeted and segmented direct marketing program, and MercadoPago special promotions awarding interest-free installments.

•

Increase operational efficiency.    We believe that our business model is an advantage in competing with traditional online and off-line retailers as we do not require a physical showroom or storage locations and do not actually process the orders. We plan to maximize this advantage by achieving economies of scale, maintaining controls on overhead costs and reducing variable costs whenever possible.

•

Continue to develop innovative and creative solutions.    We intend to continually enhance our trading platform in order to better serve both individuals and businesses that want to buy or sell goods and services online. We intend to continue investing to develop new tools and technologies that facilitate e-commerce on our platform and improve our users’ online experience on MercadoLibre, while addressing the distinctive cultural, geographical and other challenges of online trading in Latin America.

•

Serve our dynamic and active user community.    We seek to operate MercadoLibre as an open and trusted Web-based marketplace where users can access a broad market of products. We believe in treating our users with respect by applying a consistent set of policies that reinforce good online and offline behavior within our user community. We also seek to offer superior customer care in order to maintain the loyalty and satisfaction of our active user base.

Using the MercadoLibre marketplace

The MercadoLibre marketplace is an Internet-based trading platform where buyers and sellers can meet, exchange information and complete e-commerce transactions for a wide range of goods and services using either a fixed-price sale or an auction-based format. The MercadoLibre marketplace also allows sellers to list motor vehicles, vessels, aircraft, real estate and services on our online classified advertisements section. Buyers typically want to inspect these higher-value items before purchasing them. The MercadoLibre marketplace offers buyers a large selection of new and used items that are often more expensive or otherwise hard to find through traditional offline sellers, such as brick-and-mortar retail establishments, offline classified advertisements, community bulletin boards, auction houses and flea markets. We believe that the MercadoLibre marketplace allows sellers to reach a large number of potential buyers more cost-effectively than through traditional offline commerce channels.

Arrival at a country-specific website.    A visitor to our website at www.mercadolibre.com will arrive at a main page that allows the visitor to pick his or her country of residence by clicking on the name of the country or its corresponding flag. After choosing a country, the visitor will be directed to the country-specific Web pages of the MercadoLibre marketplace, all of which have the same look and feel. Alternatively, visitors can enter a country-specific page by typing that country’s website address. The main differences between each country-specific Web page consist of the type and number of items available for purchase in each country, the number of confirmed registered users, the name, number and division of categories, the language (in the case of Brazil), and the availability of payment via MercadoPago. We divide our service by country, and most transactions are conducted within each country, although registered users can operate cross-border, subject to certain limitations relating to customs and tariffs. Our decision to favor a country-specific approach over a single pan-regional trading platform responds to consumer preferences in Latin America. Although cross-border trading is permitted and does occur in limited instances, the vast majority of trading remains intra-country. By dividing the service by country, we make searching, finding, pricing and comparing items in a user’s own country significantly easier, thus facilitating the shopping experience. In addition, users in Brazil speak Portuguese, and therefore Brazil could not be as easily integrated into a single platform with other countries.

In November of 2005, we acquired the operations of DeRemate, a regional competitor, except for its operations in Argentina and Chile. A visitor to the www.deremate.com website will arrive at a main page that asks the visitor to pick his or her country of residence by clicking on the name of the country or its corresponding flag. After choosing a country, the visitor will be directed to the country-specific Web pages of the MercadoLibre marketplace, but such Web page will have the look and feel of a DeRemate Web page. If the visitor picks DeRemate in Argentina or Chile, the visitor will be directed to the DeRemate websites of those two countries, which do not belong to us.

The following map indicates the countries for which we operate country-specific websites.

Operational metrics by country.    The following tables show certain metrics for 2006 and for the three months ended March 31, 2007 by which we monitor our business.

Year ended December 31, 2006 (in millions)	Gross merchandise volume(1)	Successful items(2)	Confirmed new registered users	Unique sellers(3)	Unique Buyers(4)
Argentina	$159.7	2.5	0.9	0.3	0.7
Brazil	562.6	7.4	2.8	0.7	2.3
Mexico	154.1	1.8	0.9	0.2	0.6
Other	198.6	2.2	1.4	0.4	0.8
Total	$1,075.1	13.8	6.0	1.7	4.4

Three months ended March 31, 2007 (in millions)	Gross merchandise volume(1)	Successful items(2)	Confirmed new registered users	Unique sellers(3)	Unique Buyers(4)
Argentina	$45.0	0.7	0.2	0.1	0.3
Brazil	152.2	2.1	0.7	0.2	0.9
Mexico	46.5	0.6	0.2	0.1	0.2
Other	68.9	0.6	0.4	0.2	0.3
Total	312.5	3.9	1.6	0.6	1.7
(1)	“Gross merchandise volume” is the value of items listed on the MercadoLibre marketplace that were successfully sold, excluding motor vehicles, vessels, aircraft and real estate.

(2)	“Successful items” is the number of items listed on the MercadoLibre marketplace that were successfully sold.

(3)	“Unique sellers” is the number of sellers that list an item for sale, without regard for the number of items sold.

(4)	“Unique buyers” is the number of individual buyers that purchase an item, without regard for the number of items purchased.

Registration.    Although any visitor to the MercadoLibre marketplace can browse through our trading platform and view the listed items, both prospective buyers and sellers must first register before purchasing or bidding for an item, listing an item for sale or posting content on our website. Users register by completing a short online form, accepting our terms and conditions and confirming their submission from a valid e-mail address and can then purchase or bid for an item or list an item for sale. Once registered, as long as they have a good transaction history and credit profile, users can buy and sell in any of our country-specific Web pages, except for our Web pages in Costa Rica, the Dominican Republic, Ecuador, Panama, Peru and Uruguay, which are not integrated with the rest of the countries due to the fact that they are relatively new markets compared to our more established markets and therefore customers in those countries are charged lower fees and monitoring efforts are in their early stages of deployment. Cross-border transactions are an immaterial percentage of all transactions on our websites. The registration process allows us to have a database with specified information for each user, which is useful in a number of areas, such as activity and success tracking, fraud prevention, measurement of operational metrics and content personalization. The registration process is integrated, so that registration for the MercadoLibre marketplace is also valid for MercadoPago.

Buying on the MercadoLibre marketplace.    Each country-specific home page contains a listing of product and service categories that allows for easy browsing of the items listed for sale in that country-specific page. Bidders can search for specific items by browsing through items within a category. Bidders can also search specific categories or the entire database of listings using keywords to describe the types of products or services in which they are interested. For each keyword search, our search engine will generate a list of relevant listings and items with links to the detailed descriptions. Each item is assigned a unique identifier so that users can easily search for and track specific items. Users can also search for a particular bidder or seller by name in order to review his or her listed items and feedback history. We often feature the most visited and popular items listed on our platform. Users can also sort listings based on the type of listing (fixed-price or auction-based), the time remaining on the listing, price, type of seller, and other filters. Sorted items are ordered according to an automated relevance algorithm. This algorithm results in a better buyer experience because it helps buyers find the most attractive items for sale faster.

Once a buyer has found an item of interest and registered with the MercadoLibre marketplace, that buyer may purchase the item immediately, or, in the case of an auction, the buyer can enter the maximum amount it is willing to pay at that time. Buyers wanting additional information about a listed item can ask the seller through a public question and answer message board that is located at the bottom of every item description page. This board is available to all other users who access that listing. We believe that this interaction between buyers and sellers increases the amount of information that users have about each item and each seller’s level of customer service, which we believe is an important part of the MercadoLibre marketplace experience. In the case of auctions, the bidder with the highest bid at the time the auction expires becomes the buyer. Sellers and bidders/buyers are notified of a number of actions that their counterparts take on the MercadoLibre marketplace, such as when a bid is placed, when a question is asked regarding an item, when a question is answered and when feedback on a user is submitted, via e-mails that are automatically sent by our software. Buyers are not charged for making bids or purchases through our MercadoLibre platform, as fees are charged to sellers and MercadoPago users.

Buyers interested in finding certain items can use our “MercadoAlerta” function, which is a free alert service that any user can activate to have our system to notify the user by e-mail of any listings that fit the criteria that the user has specified, such as keyword, price range, location, category of listing, etc.

Buyers can also search MercadoLibre’s online classified advertisements for motor vehicles, vessels and aircraft by manufacturer, model, year and price; for real estate that is offered for sale or for rent by type, location and price; and for services by type and location. For these items, sellers can list their phone numbers and receive prospective buyers’ e-mail addresses, in order to allow for instant and direct communication between sellers and potential buyers. Buyers typically require a physical inspection of these items or specific types of interaction before completing a transaction, and therefore a classified advertisements service is better suited for these types of items than our traditional online purchase method.

Selling on the MercadoLibre marketplace.    A seller that is registered with us can list a product or service in any of our country-specific Web pages by completing an online form. The seller can enter the item description, including up to six photographs, the selling price and the length of time for which the item will be available for sale. In the case of auction-based sales, the seller also selects a starting price for the opening bid for the item. Additionally, a seller may select a reserve price for an item, which is the minimum price at which the seller is willing to sell the item and is typically higher than the starting price set for opening bids. The reserve price is not disclosed to bidders. A seller can also elect to sell items in individual auctions or, if he or she has multiple identical items, can elect to hold a “Dutch Auction.” For example, an individual wishing to sell ten identical watches could hold ten individual auctions or hold a Dutch Auction in which the ten highest bidders would each receive a watch and all lower bids would be rejected. Auction-based sales, however, account only for 11% of all sales on our platform, as sellers prefer to sell their items in a fixed-price format.

In each of Argentina, Brazil, Colombia, Mexico and Venezuela, sellers pay a listing fee. The listing fee in these countries varies by country from 0.5% to 1% of the listing price of each item (in the case of auctions it is between 0.5% and 1% of the starting price of the auction, and in the case of e-shops fees are as described in—E-shops, below.) Listing fees are subject to a maximum cap of approximately $15. In the case of auctions with a reserve price, if the maximum bid does not meet the reserve price, we charge the seller a fee of 1% of the reserve price in addition to the listing fee.

To draw attention to and enhance a listed item, sellers can elect to purchase one or more of the following optional features:

•	featuring a listing on a page with high traffic, such as our home page or a category home page;

•	preferential order of a listing in a list of items;

•	a listing appearing highlighted;

•	a listing appearing in bold face letters;

•	inclusion of a picture for an item on search results pages;

•	automatic slideshow of all the pictures in an item page; and

•	a combination of features at a discounted price.

Optional feature fees range from approximately $0.25 up to approximately $25.00.

In order to list motor vehicles, vessels, aircraft and real estate using classified advertisements, sellers pay a listing fee ranging from approximately $5.00 to $10.00 depending on the country. We offer car dealerships the ability to purchase monthly packages that allow them to list multiple motor vehicles for a discounted monthly flat fee ranging from approximately $50.00 to $100.00, depending on the country, for up to 30 vehicles and from approximately $100.00 to $200.00, depending on the country, for up to 300 vehicles. In the case of services, the cost of a basic listing varies from approximately $6.00 to $50.00 depending on the duration of the listing. The cost of a service listing with optional features ranges from $15.00 to $100.00, also depending on its duration.

How transactions are completed on the MercadoLibre marketplace.    In the case of fixed-price items, at any time a buyer clicks on the “purchase” button and confirms its intention to purchase an item for sale, we automatically notify the buyer and seller via e-mail and make each of their respective contact information available to the other party. In the case of auctions, at the end of an auction period, we automatically notify the highest bidder (in the event the bid exceeds the reserve price if the seller set one) and seller via e-mail. Once the transaction is successfully concluded, we charge the seller a final value fee that ranges from approximately 4% to 10% of the closing price of each item sold, depending on the country and category where the transaction is completed, with a minimum fee of approximately $0.30 and a maximum fee of approximately $125.00. In e-shops, the fee structure is slightly different, as explained in—E-shops, below. We do not take possession of the item being sold at any point during the process. The buyer and seller must independently arrange for the shipment and payment of the item.

A buyer can view the seller’s feedback rating and then determine the manner of payment, such as cash, personal check, cashier’s check, or credit card, whether to use MercadoPago (which can be funded with these same direct payment methods) and also agree with the seller whether the item will be shipped before or after the payment is received. In the case of MercadoPago, the item is shipped after the buyer makes the payment to MercadoPago and before the payment is released to the seller. See “Business—The MercadoPago online payments solution.”

We do not facilitate the completion of transactions online for motor vehicles, vessels, aircraft, services, and real estate, which are listed on the classified advertisements section of the MercadoLibre marketplace. This is because buyers and sellers of these items will typically inspect the listed item and make payment arrangements independently from our platform, and in some instances, they may even decide not to consummate the transaction after inspection. Although we do not require that sellers who list motor vehicles, vessels, aircraft and real estate on the MercadoLibre marketplace report to us the completion of their sales, some sellers who list these items do report them to us, in which case we will charge that seller a final value fee of approximately $0.60 up to $1.00, and we will allow the buyer and seller to submit feedback (see “—User feedback,” below).

Under the terms of our user agreement, if a seller receives an offer to buy an item that the seller listed in a fixed-price or auction format (or a bid above the reserve price, if one was set), the seller is obligated to complete the transaction. However, we have no means to force the seller and buyer to complete the transaction other than to suspend the user from our platform. In order to discourage high levels of incomplete transactions, we charge an administrative fee to sellers who have monthly ratios of non-completed to completed transactions that are significantly higher than the average and median of all other sellers. These administrative charges are calculated as a percentage of the commissions that would have been charged on the transactions. In the event a buyer and seller are unable to complete a certain transaction on the MercadoLibre marketplace, we generally credit the seller the amount of the final value fee, depending on the circumstances that prevented the parties from completing the transaction and the transaction history of the parties involved. Invoices for listing fees, optional feature fees and final value fees are sent via e-mail to sellers every two weeks. See “—Billing and collections.”

What can be purchased or sold on the MercadoLibre marketplace.    The MercadoLibre marketplace currently has over 2,000 product and service categories. Products and services are listed within a country-specific Web page. As the number of product and service categories grows, we periodically reorganize the categories under different headings to reflect the major types of items listed and the way a user would typically search for an item online and offline. Categories are organized slightly differently in the different country-specific websites to account for differences in the popularity of certain items and the availability of those items in a particular category in each country. Each category may have a number of different subcategories.

At March 31, 2007, the most important product and service categories were organized under the following headings:

Art and Antiques	Domestic Appliances	Music and Movies
Baby Products	Electronics, Audio and Video	Musical Instruments
Books, Magazines	Health and Beauty	Real Estate
Cellular Telephones	Home and Furnishings	Services
Clothing and Accessories	Industry and Office	Sports and Fitness
Collectibles and Hobbies	Jewelry and Watches	Toys and Games
Computers	Motor Parts	Video Games
Digital Cameras and Photo	Motor Vehicles

At March 31, 2007, we offered a selection of over 1,150,585 different listings available at any given point in time in all countries combined. The number of available items varies by country and is significantly higher than the number of listings because several fixed-price listings contain multiple units of the same item available for sale. For the year 2006, excluding transactions relating to motor vehicles, vessels, aircraft, services, and real estate, approximately 79.1% of the transactions completed on the MercadoLibre marketplace related to new items and approximately 88.8% were completed using a fixed-price format. For the three months ended March 31, 2007, 77.3% of these transactions related to new items and 88.6% were completed using a fixed-price format. Our most popular items listed throughout the countries where we operate are computers and electronics and other items that are relatively standard or can be well-represented with a picture and a description, can be effectively evaluated without a physical inspection, are small, and can be easily shipped. As our community grows and additional items are listed, we intend to continue to create additional categories to respond to the needs of our users.

We have implemented policies based on our terms of use and local regulations that explain to our users that the sale of certain items on our platform is restricted or prohibited. Listings that violate our policies may result in disciplinary action against the responsible sellers, such as formal warnings, termination of a listing in violation of the policy and temporary or permanent suspension of a user from our platform.

E-shops.    We offer sellers the possibility of opening their own store, or “e-shop,” within our platform. E-shops are a useful alternative for higher volume individual sellers or small businesses that seek to have a stronger brand presence on the MercadoLibre marketplace. Sellers can personalize their e-shop by having a Web page address that includes their MercadoLibre user ID, with their logo on the Web page and customizing its design and look and feel. Additionally, items listed in e-shops have a different fee structure from those listed ordinarily on the MercadoLibre marketplace. Listing fees for e-shop users are very low, at less than $0.01 per item; final value fees are higher, at 6.5% to 10.0% of the closing price, with a maximum fee of approximately $175.00; and the listing time is longer (up to 120 days as opposed to up to 30 days for regular users). This fee structure makes e-shops especially attractive for listing a large variety of products with a low selling price, such as movies, music or books, or items with a high price and a longer turn-around time, such as very expensive plasma television sets, plotters and medical equipment. Items listed in e-shops will appear in the e-shop section of the MercadoLibre marketplace and also below regular listings in search result pages. The monthly cost of having an e-shop is approximately $7.00 for a basic type and approximately $20.00 for a featured one. E-shops were introduced during the first quarter of 2006 and are currently available in Argentina, Brazil, Chile, Colombia, Mexico and Venezuela.

User feedback.    We have implemented a user feedback system on the MercadoLibre marketplace to facilitate the establishment of online reputations within our community by encouraging users to record comments about other users with whom they have interacted with on our platform. Every registered user has an available trading profile. Users who have transacted or interacted with a registered user may submit positive, neutral or negative feedback on a user’s profile. This profile includes the feedback rating for the user and shows comments from other MercadoLibre users who have transacted with that user in the past. Users who have developed positive reputations over time will have a star symbol displayed next to their username, which is color- and shape-coded to indicate the number of positive reviews, net of negative reviews, received by that user. Our users may review a particular user’s feedback profile to check on that user’s reputation within our community before deciding to bid on an item listed by that user or in determining how to complete the payment for and delivery of that item. We make this feedback publicly available only after two parties have rated each other or the time for providing feedback has expired, in order to minimize retaliatory feedback. In this way, we believe that our feedback system allows for more honest and unbiased feedback from all users. We believe that our user ratings system helps generate trust and ease among our users and allows them to trade with a higher degree of comfort with parties with whom they have not interacted before.

MercadoLider status.    A user can become a MercadoLider (MarketLeader), MercadoLider Gold or MercadoLider Platinum user based on a combination of the following: (1) the amount billed to that user in a particular time period, (2) the time that the user has been registered with us, (3) the number of sales that the user conducts per month, and (4) the percentage of positive feedback from other users. Users with MercadoLider status are sellers who are very active and receive a high number and percentage of positive reviews, which makes them important members of our community. We believe that buyers recognize the importance of the MercadoLider status and have a higher degree of confidence when buying from sellers with this status. Sellers who obtain MercadoLider status enjoy several exclusive benefits, such as promotions that include only their listings, receiving information regarding what categories will be promoted, previews of new features on our platform, invitations to events and training sessions, and certain discounts. Sellers with MercadoLider Gold status receive a basic e-shop, and those with MercadoLider Platinum status receive a featured e-shop, in each case free of the monthly maintenance charge. The MercadoLider status is available in each country where we operate, although not all levels are available for certain operations.

Other online community and support features.    We offer a variety of other community and support features that are designed to contribute to the growth of the MercadoLibre marketplace and to build user affinity for and loyalty to our brand and platform. The MercadoLibre marketplace facilitates communications between our buyers and sellers through an online question and answer board related to each listing and offers category-specific online bulletin boards, e-mails alerting our users to the listing of items that they want, an announcements section that covers new features on the MercadoLibre marketplace or other MercadoLibre news, and other online customer support and suggestions boards. We also offer personalized areas for our users such as “My Reputation,” “My Sales,” “My Items” and “My Purchases,” which permits users to have access to a summarized report of their recent activity on our platform, including bidding activity, selling activity, account balances, favorite categories and recent feedback. Users with their own Web pages can also post hyperlink buttons from that user’s Web page to our website and to a list of items the user has listed on the MercadoLibre marketplace.

The MercadoPago online payments solution

Our online payments service is called MercadoPago and is currently available to MercadoLibre users in each of Argentina, Brazil, Mexico and Venezuela. MercadoPago was launched in Argentina in November of 2003 and then was gradually introduced in Brazil, Mexico and Venezuela, and is currently being introduced in Chile and Colombia, in that order. During 2006, our users paid approximately $89.0 million for items by using MercadoPago, which represented 8.3% of our gross merchandise volume for that year. For the three months ended March 31, 2007, payments for items using MercadoPago totaled $26.6 million, which represented 8.5% of our gross merchandise volume for that period. MercadoPago enables any individual or business registered with MercadoLibre to securely and easily send and receive payments online for MercadoLibre marketplace items.

MercadoPago provides an escrow service where, after initiating a transaction on the MercadoLibre marketplace, a buyer will deposit money (typically by bank transfer, credit card payment or cash deposit) to be held by MercadoPago. Upon notice that the buyer has paid MercadoPago for the listed item, the seller will then ship that item to the buyer and once the buyer receives the item, the buyer will authorize MercadoPago to release the sale amount of the purchased item to the seller’s MercadoPago account.

In exchange for providing MercadoPago, we receive a commission from the buyer when the buyer funds MercadoPago. Our commission rates average approximately 8.0% of the sales price of a listed item. Our rates will vary depending on whether a buyer makes payments through MercadoPago by credit card, debit card, check, cash or bank transfer, except in Argentina where in May of 2006 we made our commission uniform at 6.49%. For cash, bank deposits, checks and electronic transfers, our commission rates range from 1.99% to 3.99% depending on the funding method and country, with a minimum of approximately $1.00. For credit card payments, our commission rate ranges from 6.49% of the payment amount for a single lump-sum payment, up to approximately 43.99% of the payment amount (which includes any applicable interest charged) for an eighteen-month installment plan.

During 2006, MercadoPago processed 0.9 million transactions in all MercadoPago countries. During the three months ended March 31, 2007, the number of transactions processed was 263,752. During 2006, the preferred method of funding MercadoPago was by credit card, which represents approximately 60.8% of the transactions processed, followed by off-line funding alternatives (such as bank deposits or collection agents) with 22.2% and online bank transfers with 16.8%. Buyers often favor credit cards to fund MercadoPago because they can use them to finance their purchases and pay in installments in most countries, and do so conveniently and safely.

The buyer funds MercadoPago	The seller ships the item	The buyer receives the item	The seller receives payment from MercadoPago

We believe that MercadoPago makes online commerce more efficient and more secure as compared to traditional offline payment methods such as checks, money orders and credit cards via merchant accounts. Traditional offline payment methods can place several obstacles in the online commerce process, including lengthy processing times, general inconvenience, undesired disclosure of personal information and risk of non-delivery. We believe that MercadoPago is well-suited for small businesses, online merchants and individuals by enabling them to send and receive payments securely, conveniently and more cost-effectively. With MercadoPago, individual sellers can offer a much broader array of payment options to buyers without the need of having a credit card merchant account or collection accounts with different banks. MercadoPago enables buyers to have their payments released only after they have received a purchased item. Our MercadoPago user network builds on the existing financial infrastructure of our users’ bank accounts, credit card relationships and the corresponding network of payment mechanisms to create what we believe is an efficient, cost-effective and relatively secure online payments solution.

MercadoPago strategy

We seek to increase the percentage of completed MercadoLibre marketplace transactions that are paid for using MercadoPago and introduce MercadoPago outside the MercadoLibre marketplace. To achieve this objective, we will focus on the following:

•

Increase adoption of MercadoPago among MercadoLibre marketplace users.    In the countries where MercadoPago was available, during 2006 approximately 43.8% of the MercadoLibre marketplace’s listings accepted MercadoPago for payments and 8.3% of our gross merchandise volume (excluding motor vehicles, vessels, aircraft and real estate) was completed through

MercadoPago. For the three months ended March 31, 2007, these figures were 46.6% and 8.4%, respectively. In order to strengthen MercadoPago’s penetration into the online payments activity of the MercadoLibre marketplace, we will continue our marketing efforts on our website, further integrate MercadoPago payment options into MercadoLibre marketplace listings and develop new product features to enhance our users’ experience.

•

Expand to other MercadoLibre marketplace markets.    At March 31, 2007, MercadoPago was available in local currency in each of Argentina, Brazil, Mexico and Venezuela. We plan to gradually introduce MercadoPago in countries where it is not yet available in order to provide our users with our online payments solution and further monetize our business. We plan to launch MercadoPago in Chile and Colombia during 2007.

•

Foster adoption of MercadoPago payments outside the MercadoLibre platform.    We will seek to expand the market for MercadoPago by creating additional payment services. These new products may not be related to online retail, and/or could allow us to provide services to two users who simply wish to transfer money to each other.

We are currently in the final stages of development of an improved version of MercadoPago. This version of MercadoPago, which is slated for roll-out during late 2007, will allow users who are not registered with MercadoLibre to send and receive payments to each other as long as they register on MercadoPago. Furthermore, this new version of MercadoPago will offer online sellers who accept MercadoPago as a means of payment on their websites the ability to provide to their customers a MercadoPago shopping cart that streamlines the shopping, billing and payment processes. We believe that the ease of use, safety and efficiency that the MercadoPago shopping cart offers will allow us to generate additional business from Web merchants that sell items outside the MercadoLibre marketplace. We believe that there is a significant business opportunity to increase adoption of MercadoPago as a payment mechanism outside of the MercadoLibre marketplace. However, a low market acceptance of these new MercadoPago features and functionality could have an adverse effect on our business.

In addition to increased functionality, the new version of MercadoPago will also have a different pricing structure from the current one. Pricing for purchases made in single installments will be charged to the seller instead of the buyer. The commission charged will vary by country, ranging from 7.0% to 10.0%. For purchases made in installments, the seller will be charged the single installment fee, but in addition to that the buyer will be charged approximately between 5.0% and 42.0% of the purchase price as a financing fee (depending on the country and number of installments).

MercadoPago services and integration with the MercadoLibre marketplace

MercadoLibre users have an integrated MercadoLibre marketplace/MercadoPago account, so that any user already registered with the MercadoLibre marketplace can start using MercadoPago by simply accepting MercadoPago’s terms and conditions. See “Business—The MercadoLibre marketplace—Registration” for information on registration with the MercadoLibre marketplace. Sellers may accept MercadoPago payments by checking a box when listing an item. Buyers can make payments using MercadoPago when they purchase items on the MercadoLibre marketplace from a seller that accepts MercadoPago payments. The following steps occur when a buyer pays for an item on the MercadoLibre marketplace using MercadoPago in each of the countries where we operate (unless we state otherwise):

•	a buyer will select an item for purchase on the MercadoLibre marketplace;

•

the buyer will enter his/her username and password and will confirm the shipping and payment information to authorize the payment, at which time we will charge the buyer our commission for using MercadoPago;

•

MercadoPago will debit the funds from that buyer’s MercadoPago balance or credit card account (as the buyer instructs). The buyer may also choose to fund transactions from that buyer’s bank account or pay cash in bank branches;

•

once the payment is processed or, in the case of a check payment, once the funds have cleared the buyer’s bank account (which may take two to five business days depending on the country), we notify the seller of receipt of payment;

•	the seller will then ship the item;

•	once the buyer receives the item, payment is released to the seller. Payment is also automatically released to the seller 14 days after the transaction unless the buyer asks us to hold the payment;

•	at the time the funds are released to the seller, we will deduct applicable MercadoLibre marketplace selling fees. We then credit the remaining balance to the seller’s MercadoPago account; and

•

once the seller receives the payment to its MercadoPago account, it can make payments to others, pay MercadoLibre marketplace fees, or withdraw funds at any time via electronic funds transfer (at no charge in Argentina, Mexico and Venezuela, and for a fee of approximately $2.00 in Brazil).

We do incur transaction costs on payments at different levels in the MercadoPago payment structure based on whether the source of a payment is due from a credit card or debit card where transaction costs are significantly higher than bank account or balance-funded payments. Financial institutions and credit card companies bear the credit risk of each MercadoPago transaction paid in installments, while we only facilitate completion of these transactions. However, we do bear the risk of charge-backs from credit card companies in the event that buyers deny charges related to MercadoPago transactions. See “Risk factors—Risks related to our business—MercadoPago is susceptible to illegal uses, and we could potentially face liability for any illegal use of MercadoPago.”

We do not charge foreign exchange fees for any items listed in foreign currency, because payment for a purchased item has to be made in the local currency of each country (and if listed in another currency, at the exchange rate on the purchase date, as determined by us). We do not charge our users any fees for maintaining balances over a period of time in their MercadoPago accounts.

Customer support

We devote significant resources to providing personalized and responsive customer service and support to our MercadoLibre marketplace and MercadoPago users. Our customer support operations are focused on ensuring our customers’ satisfaction in order to maximize trading among community members, build strong customer loyalty, drive repeat usage and grow revenue opportunities.

We provide users with different support options including:

•	web-based self-help content available 24 hours a day;

•	e-mail support;

•	a telephone customer service center for all MercadoPago users that operates daily from 8 a.m. to 10 p.m., Argentina time; and

•	a chat-based customer service center for MercadoLíderes that operates daily from 8 a.m. to 10 p.m., Argentina time.

These customer service options are organized by user profile and type of support required, which allows us to offer specialized account representatives to users who generate high revenues or have critical problems. Customer service representatives are available to customers for e-mail support, daily from 7:00 a.m. to 12:00 a.m. (local time of the customer service center) almost 365 days a year (except for certain holidays, which vary depending on the country). We manage customer support contacts via e-mail with our own customer relationship management software, which allows seamless integration with information from our trading platform. This ensures a more user-friendly and intuitive customer support experience for our users with offerings such as self-help menus, automated web-forms that guide them through the customer service process and integration with their transaction history. We manage our customer support services from our service centers in Buenos Aires, Argentina for all Spanish-speaking users and in Santana do Parnaíba, Brazil for our Portuguese-speaking users. In addition to the scale-related benefits of centralized customer service centers, we have selected these locations, in the case of Buenos Aires to minimize our labor costs, due to the fact our headquarters are located in Buenos Aires, and in the case of Santana do Parnaíba to serve our Portuguese-speaking customers and due to certain tax incentives.

During 2006, approximately, 3.5 million and for the three months ended March 31, 2007, approximately 1.0 million customer e-mails were processed in our support centers. A dedicated team of approximately 425 customer support and trust & safety representatives handle these e-mails. 81.3% (during 2006) and 85.2% (during the three months ended March 31, 2007) of those e-mails were answered within the established 24-hour response time target. Customer satisfaction index surveys show that during the year 2006, approximately 85.0% of all users that interacted with our customer support services rated their experience as either “good,” “very good” or “excellent” and 85.6% did so during the three months ended March 31, 2007.

Transaction safety programs

We have developed certain transaction safety programs in an effort to provide our users with solutions to problems that are common in online trading. We organize all these initiatives under our MercadoSeguro program.

Our MercadoSeguro program is a comprehensive set of initiatives aimed at achieving safe and secure transactions on the MercadoLibre marketplace and MercadoPago, and includes our Intellectual Property Protection program and Buyer Protection program. This set of initiatives provides guidelines for safe online trading, makes information available to help resolve user disputes, responds to reports of misuses of our platform, mediates disputes between our users and runs preventive site monitoring to detect suspicious activity.

MercadoSeguro includes certain transaction safety initiatives to detect and deter possible instances of fraudulent transactions before they are completed. The initiatives employ preventive modeling techniques, automated transaction profile filters, account restrictions and limits, user verification and account investigations that are designed to detect and address fraudulent transactions before they affect users. In 2006 and during the three months ended March 31,

2007, less than 0.05% of successful items sold were confirmed as fraudulent. In these limited number of cases where preventive actions are not successful at deterring fraudulent activity on our platform, our Buyer Protection program covers users for losses up to $600 incurred in the transaction if the buyer meets certain conditions. See “—Buyer protection program.”

We also conduct, whenever possible, additional monitoring and automated filtering of listings on the MercadoLibre marketplace to assure that items offered for sale comply with applicable laws, regulations and our MercadoLibre terms and conditions of use of our platform. We identify high-risk transactions with the use of automatic filters that detect regulated items such as medicines, health supplements and weapons, and transaction safety employees will check if the listing must be removed. We employ over 150 employees in our transaction safety operations centers, which are located in Buenos Aires, Argentina and Santana do Parnaíba, Brazil, and serve all countries in proportion to each country’s market size and level of fraudulent activity.

Intellectual Property Protection program.    We have taken steps to protect the intellectual property rights of third parties, which MercadoLibre users could potentially infringe. In 2001, we established the “Programa de Protección de Propiedad Intelectual” (Intellectual Property Protection Program, or IPP Program), a program that enables owners of intellectual property rights to identify and report listings on the MercadoLibre marketplace that offer allegedly infringing items. The program is available free of charge to any claimant. In order to use the program, a claimant must submit to us via e-mail a Notice of Claimed Infringement form. Our IPP Program team will remove the infringing item after investigating the claim. Approximately 700 entities and individuals currently utilize the IPP Program to protect several types of intellectual property rights. In applying the IPP Program, we remove reported infringing listings and suspend repeat offenders.

Buyer Protection program.    The MercadoLibre Buyer Protection program covers qualified purchases that a buyer pays for and does not receive. The coverage is provided at no cost for up to approximately $600 of qualified purchases on the MercadoLibre marketplace, depending on the country (the program is available in Argentina, Brazil, Colombia, Chile, Mexico and Venezuela) and whether the seller is a MercadoLider Platinum, MercadoLider Gold, MercadoLider or a regular user. A purchase is eligible for coverage if the item purchased is a tangible good, the buyer uses a payment system that provides proof that the payment was made, and the buyer uses seller information that is associated with the listing. The range of coverage, depending on the factors previously listed, has a cap of $85.00 in the cases of sellers that are regular users, and the cap increases with the status of the seller. Although we do not charge for the program, we deduct an administrative fee of between $15.00 and $25.00 on payments that are made to eligible buyers. Under the Buyer Protection Program a buyer has 30 days from the purchase date to file a claim through our website. Each time a buyer files a claim through the MercadoLibre Buyer Protection program, we first make sure that the buyer and the transaction are eligible for coverage. If so, we notify the buyer by email and the buyer must file a coverage claim through our site within 30 days. Then, we work with both the buyer and the seller to gather the details of the transaction in question. Our transaction safety team is in charge of the investigation and resolution process. We investigate the facts of the case by contacting both the buyer and seller and reviewing the history of the transaction. We then evaluate the facts and the status of the buyer and seller in the MercadoLibre community. Finally, we come to a conclusion based on all the information reviewed. If the coverage is granted, the buyer will have to file, sign and mail to us a reimbursement agreement within 60 days, and the payment will be made. Buyers are limited to one Buyer Protection program refund every six months. In 2006, the total amount of payments under the Buyer Protection program, net of administrative fee charges, was $43,000. For the three months ended March 31, 2007, the total amount of these payments was $9,615.

We treat this program as a marketing program, and not as insurance. Therefore, we have not purchased any reinsurance to protect us against payouts on the Buyer Protection Program. However, we believe that our fraud detection and prevention tools and processes provide us with adequate protection.

Marketing

Our marketing strategy is to promote the MercadoLibre brand and grow our platform by attracting new users and promoting more frequent trading by our existing users. To this end, we employ various means of advertising, including leading portals, our affiliates program, cable television, paid positioning in leading search engines, search engine optimization and off-line events. Our investment in online and offline marketing activities was $6.1 million for 2004, $9.2 million for 2005, $13.9 million for 2006 and $3.8 million during the three months ended March 31, 2007.

Specifically, we rely mostly on online advertising to promote our brand and attract potential buyers and sellers to our website. Our online activities focus on:

•

Negotiating and signing agreements with portals and websites that we believe could reach our target audience. These agreements allow us to purchase online advertising positions where we can market ourselves and show our promotions to potential users. During 2006, we entered into arrangements with most of the leading portals throughout Latin America, including MSN, Yahoo!, Google and UOL.

•

Actively managing our “MercadoSocios” program, an affiliates program that financially rewards site owners for directing new users to our platform who ultimately register with and conduct transactions on MercadoLibre. The MercadoSocios program is available in all countries where we operate, except Ecuador, Uruguay, Costa Rica, Dominican Republic and Panama. With our MercadoSocios program any site owner can place a link to our website with a pre-approved icon that we provide. If an Internet user clicks on the link, arrives at our website, registers as a user and completes transactions on our platform, we compensate the site owner. For each new registered user that completes a transaction on our platform, we pay the site owner that directed the user to us a fee of approximately $2.5, and we pay the site owner 20.0% of the commissions that that user pays us for transactions carried out in the first 30 days after that user registered.

•

Investing in preferential placing on the most popular search engines in each country where we operate, such as Google and Yahoo Search. We purchase advertising space next to the results of certain keyword searches related to our activities.

•	Structuring our website so that it appears among the top natural results for certain keyword searches.

Since 2005, we have been running an annual cable television commercial campaign on a regional basis to increase brand awareness and recognition. We believe that cable television subscribers in Latin America offer an interesting demographic group based on both socio-economic profiling and the high penetration of Internet usage among cable television subscribers. During 2006, our cable media campaign ran from March to May and then from August through December. We did not run cable media advertisement during the first quarter of 2007.

In addition to online and television advertising, we seek to reinforce our brand and increase transaction levels within the existing MercadoLibre user base through activities such as permission-based e-mail marketing and special promotions on our website. We utilize information regarding our users’ past bids, sales and purchases in order to better target the messages that we communicate through these activities.

We also conduct a variety of initiatives that focus on attracting and training sellers. We organize events such as “MercadoLibre Universities” and seller meetings in all countries where we have an office. MercadoLibre Universities are full-day sessions of approximately 100 to 250 new users where we teach how to buy and sell on the MercadoLibre marketplace. During seller meetings we teach sellers with high-potential or with MercadoLider status more advanced selling techniques and allow them to discuss issues of interest with our employees. Additionally, certain seller activities are streamed over the Internet to reach a larger audience than is possible in live meetings. We also participate in trade shows in order to build brand awareness and attract potential sellers.

The positioning of the MercadoLibre brand among Internet users is one of our key marketing concerns, and our goal is to position MercadoLibre’s name and concept as a trustworthy platform in the public’s mind. We conduct surveys every year in our key markets to gauge the position of our brand in the minds of consumers. We consistently appear at the top of the list in areas such as consumer recall and preferences for e-commerce and online trading sites. We believe this positioning is the result of a strong and gradual evolution of our marketing efforts.

Operations and technology

We believe that we have built a scalable user interface and transaction processing system that is based for the most part on internally-developed software. Our information technology platform has been designed in a horizontal architecture, which allows us to increase our processing capacity by adding more hardware which is parallel to the existing one. In this way, as our business grows, we can grow our platform with minimal disruption to the operation of our website and without having to replace equipment with more powerful and expensive hardware. Our system consists of Oracle RAC database servers running one application in one single multi-site, multi-currency, multi-look and multi-language database. We have developed in-house our own application software in Java and PL/Sql. Our operating system is Red Hat Linux.

During 2006, the MercadoLibre platform processed an average of over 17,000 database requests per second, and received an average of over 20,000 new listings and 85,000 bids per day. We also sent out an average of more than 26 million registration and transaction-related e-mails per month to our users.

We believe that our security measures reasonably assure that our systems and data are protected from third-party intrusions. A firewall protects our servers from unauthorized access, and an intrusion prevention system blocks Web attacks to our sites.

Our platform also handles all other aspects of the buying and selling process including notifying our users via e-mail of their interactions with our system. Furthermore, the system may send daily status updates to any active sellers that wish to receive a summary of activity related to their listings rather than one notification for each event. The system maintains user registration information, billing accounts, current listings and historical listings. All our data is regularly archived to our main database and to a stand-by database (in case the main one encounters an operating problem), which is updated with a lag of up to two hours of the main one. Listings of items for sale are generated upon demand. Our information technology system updates a text-based search engine every minute with the titles and descriptions of new items, as well as pricing and bidding updates for active items. Every time an item is listed on our service or a listing enhancement option is selected by a seller, our system makes an entry into the seller’s billing account. In the case of purchased items, the entry into the seller’s billing account occurs only after the parties have rated each other through our feedback system or when the time for feedback submission has expired. Our system sends electronic invoices to all sellers via e-mail every two weeks. For convenience, sellers may place a credit card account number on file with us and their account balance is billed directly. In addition to these features, we also support a number of community bulletin boards where users can interact with each other and with our support personnel.

Our system has been designed around industry standard architectures and has been designed to reduce downtime in the event of outages or catastrophic occurrences. Our MercadoLibre platform provides 24 hour, seven-day-a-week availability, subject to a short maintenance period of approximately 90 minutes every month between 3 A.M. and 6 A.M. (Argentina time) in every country. Our system hardware is hosted at the Savvis Datacenter facility in Sterling, Virginia, which provides redundant communications lines and emergency power backup. Additionally, we have a remote duplicate database in the Savvis Datacenter facility in Miami, Florida as a back-up in case the main hosting facility encounters a failure. The Savvis Datacenter also provides us with Internet connectivity, through two different Internet links. We have an additional Internet service provider (ISP). Having these different ISPs allows us to offer Internet users alternative and redundant points of access to our websites.

Due to the financial nature of MercadoPago and the online payment interface that allows users to pay for MercadoLibre marketplace commissions via credit card over the Internet, we seek to offer a high level of data security in order to build customer confidence and to protect our users’ private information. We have designed the security infrastructure for MercadoPago with the objective of protecting data from unauthorized access, both physically and over the Internet. We have incorporated multiple layers of network security and network intrusion detection devices in order to further enhance the security of MercadoPago. Components of MercadoPago communicate with each other via Secure Sockets Layer, or SSL, an industry-standard communications security protocol that require mutual authentication. We store all data relating to MercadoPago users that we deem private or sensitive in encrypted form on our database. We decrypt data relating to MercadoPago users only on an as-needed basis, using a specially designated component of the system that requires authentication before fulfilling a decryption request. Our virtual private network uses Triple Data Encryption Standard (TDES) encrypting algorithms, which provide a three step method for encrypting information.

We believe our proprietary technology infrastructure is an important asset due to its robustness, cost-effectiveness and scalability. We will constantly evaluate, research and develop new hardware and software alternative techniques to further solidify our technological infrastructure.

Product development

At March 31, 2007, we had 72 employees on our information technology and product development staff, including those who work in our MercadoPago operations. We incurred product development expenses (including salaries) in the amount of $1.3 million for 2004, $2.2 million for 2005, $3.1 million for 2006 and $1.0 million for the three months ended March 31, 2007. We also incurred information technology capital expenditures, including software licenses, of $1.9 million for 2004, $1.9 million for 2005,$2.2 million for 2006 and $0.5 million for the three months ended March 31, 2007.

We work permanently to improve both our MercadoLibre marketplace and MercadoPago platforms so that they better serve our users’ needs and work more efficiently. A significant portion of our information technology resources is allocated to these purposes. We strive to keep the right balance between offering new features and enhancing the existing functionality and architecture of our software and hardware.

The development of new and improved features usually begins by listening to the suggestions of our community of buyers and sellers. We hold meetings periodically with both regular and highly active users to obtain feedback regarding our services and suggestions and ideas relating to possible additional features on the MercadoLibre marketplace and MercadoPago. We also receive suggestions from our chat rooms and bulletin boards. Additionally, we monitor the market for new features, formats and elements that could be adapted to our platform to improve our users’ experience.

We place significant importance in the testing and implementation phase of newly developed features. After an internal team of testers ensure that new features and upgrades are working properly, we typically involve a select group of users in using these features before we release them to the general public. Through this process we receive feedback and suggestions on how to perfect the final details of a feature. Additionally, we typically introduce new features country by country, in order to isolate and resolve any potential problems and release improved versions to subsequent countries.

The adequate management of the MercadoLibre and MercadoPago software architecture and hardware requirements is as important as introducing more and better features for our users. Because our business grows relatively fast, we must ensure that our systems are capable of absorbing this incremental volume. Therefore, our engineers work to optimize our processes and equipment by designing more effective and efficient ways to run our platforms.

We develop most of our software technology in-house. Since our inception in 1999, we have had a development center in Buenos Aires where we concentrate the majority of our development efforts. In June of 2007, we also launched a second development center in the province of San Luis in Argentina. The center is a collaborative effort with the Technological University of San Luis. In this effort, the university offers us access to dedicated development facilities and a recruiting base for potential employees.

While we have developed most of our software technology in-house, we also outsource certain projects to outside developers. We believe that this process allows us to have a greater operating capacity and strengthen our internal know-how by incorporating new expertise to our business. In addition, our team of developers frequently interacts with technology suppliers and attends technology-related events to be familiar with the latest inventions and developments in the field.

We anticipate that we will continue to devote significant resources to product development in the future as we add new features and functionality to our services. The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and evolving demands of the marketplace. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to make substantial expenditures to modify or adapt our services or infrastructure. See “Risk Factors—Risks related to our business—Our future success depends on our ability to expand and adapt our operations to meet rapidly changing industry and technology standards in a cost-effective and timely manner, and on the continued market acceptance of our products and services.”

Billing and collections

Although billing is performed on a daily basis, each user is billed approximately twice every month, depending on the user’s activity level and the user’s billing calendar. We have developed a credit policy to determine different credit levels for each user depending on their payment history. Based on this policy, a user will have higher credit with us depending on the number of invoices that the user has paid on time. This is particularly important because it allows new users to start selling on the MercadoLibre marketplace without placing a credit card number on file while limiting our exposure to bad debt. The billing and collections practices are substantially the same in each country where we operate.

Bills are due five days after the issue date. We send invoices, due dates and overdue invoice reminders via e-mail, and our local collection teams in each country perform telephone reminders and follow up on large invoices. If an invoice remains unpaid for more than five days after the due date, we block the user from selling on the MercadoLibre marketplace and suspend the user’s outstanding listings until the invoice is paid. We submit invoices that are more than 45 days past-due to an external collection agency that conducts the collections process on our behalf. For invoices that are more than 240 days past-due, we proactively offer payment plans and discounts in an effort to gain the customer back. These processes allowed us to improve our collection rates over time and achieve a bad debt rate of approximately 11.9% of net revenues for 2006, and 10.2% for the three months ended March 31, 2007. Our accounts receivable at March 31, 2007 represented 13 days of our March 2007 net revenues.

Our Finance and Administration department utilizes software from SAP, AG in its accounting operations for processing accounts payable, and exercising controls of fixed assets, among other tasks. In September of 2004, we began using the SAP R/3 Enterprise program in a centralized and integrated way for all our operations. We have adapted this software to local accounting and legal norms in each of the countries where we operate.

Seasonality

Like most retail businesses, we experience the effects of seasonality throughout the calendar year. Although much of our seasonality is due to the Christmas season, the geographic diversity of our operations contributes to the mitigation of the seasonality attributed to summer vacation time (i.e. southern and northern hemispheres) and national holidays.

Typically, the fourth quarter of the year is the strongest in every country where we operate due to the significant increase in transactions before the Christmas season. Unlike the northern hemisphere, the first quarter of the year is our slowest period. The months of January, February and March normally correspond to summer vacation time in Argentina, Brazil, Chile, Peru and Uruguay. Additionally, the Easter holiday falls in March or April, and Brazil celebrates Carnival for one week in February or March. This is partially mitigated by the countries located in the northern hemisphere, such as Colombia, Mexico and Venezuela, the slowest months of which are the summer months of July, August and September.

Competition

The market for trading over the Internet is rapidly evolving and highly competitive, and we expect competition to intensify even further in the future. Barriers-to-entry for large, established Internet companies are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. We currently or potentially compete with a number of other companies. Our direct competitors include various online sales and auction services, including DeRemate in Chile and Argentina, MasOportunidades.com in Argentina, and a number of other small services, including those that serve specialty markets. We also compete with businesses that offer business-to-consumer online e-commerce services such as B2W in Brazil, and with shopping comparison sites, such as Buscape and Bondfaro, located throughout Latin America.

In addition, we face competition from a number of large online communities and services that have expertise in developing online commerce and facilitating online interaction. Some of these competitors, including Google, Amazon.com, Microsoft and Yahoo! currently offer a variety of online services, and certain of these companies may introduce online trading to their large user populations. Other large companies with strong brand recognition and experience in online commerce, such as large newspaper or media companies, may also seek to compete in the online listing market.

In September of 2001, we entered into a strategic alliance with eBay, which became one of our stockholders and started working with us to better serve the Latin American online trading community. As part of this strategic alliance, we acquired eBay’s Brazilian subsidiary at the time, iBazar, and eBay agreed not to compete with us in the region during the term of the agreement. This agreement also provided us with access to certain know-how and experience, which accelerated aspects of our development. The agreement governing our strategic alliance with eBay expired on September 24, 2006. Even though eBay is one of our stockholders, with the termination of this agreement, there are no contractual restrictions upon eBay becoming one of our competitors.

Intellectual property

We regard the protection of our copyrights, service marks, trademarks, domain names, trade dress and trade secrets as critical to our future success and rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. We have entered into confidentiality and invention assignment agreements with our employees and certain contractors. We have also established non-disclosure agreements with our employees, strategic partners and some suppliers in order to limit access to and disclosure of our proprietary information.

We pursue the registration of our trademarks and service marks in each country where we operate, in the United States and in certain other Latin American countries. Generally, we register the name “MercadoLibre,” “MercadoLivre,” “MercadoPago” and “MercadoSocios” as well as our handshake logo, in each country where we operate. As part of our acquisition of DeRemate, we acquired the trademarks of DeRemate throughout the countries where it operates, except for Chile and Argentina, as well as certain other jurisdictions.

We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that our licensees maintain the quality of the MercadoLibre brand, our licensees may take actions that could materially adversely affect the value of our proprietary rights or reputation. We also rely on certain technologies that we license from third parties, such as Oracle Corp., SAP AG, and Salesforce.com, the suppliers of key database technology, the operating system and specific hardware components for our services.

Third parties have from time to time claimed, and others may claim in the future, that we have infringed their intellectual property rights by allowing sellers to list certain items on MercadoLibre. See “Legal Proceedings” below and “Risk Factors—Risks Related to our Business—We could potentially face legal and financial liability for the sale of items that infringe on the intellectual property rights of others and for information disseminated on the MercadoLibre marketplace.”

Privacy policy

We believe that issues relating to privacy and use of personal information relating to Internet users are becoming increasingly important as the Internet and its commercial use continue to grow. We have adopted what we believe is a detailed privacy policy that complies with local legal requirements and outlines the information that we collect concerning our users and how we use it, and the extent to which other registered MercadoLibre users may have access to this information. Users must acknowledge and expressly agree to this policy when registering with the MercadoLibre marketplace. Our privacy protection practices have been certified by TRUSTe, a third party certification provider.

Although we send marketing communications to our users periodically, we ensure that they respect users’ notification preferences. When users register with us, they can opt out of receiving marketing e-mails from us. They can modify their notification preferences at any time in the “My MercadoLibre” section of our website. As with our privacy practices, we have also certified our direct marketing practices with TRUSTe.

We do not sell or rent any personally identifiable information about our users to any third party. However, we do disclose information to our sellers, buyers and winning bidders that contains the seller’s, buyer’s and winning bidder’s name, e-mail address and telephone number. We also use information about our users for internal purposes only in order to improve marketing and promotional efforts, and to improve our content, product offerings and site layout. We may also disclose information about our users in response to legal requirements. All information is stored on our servers located in the United States.

Employees

The following tables show the number of employees we had at March 31, 2007.

Country	Number of employees
Argentina	446
Brazil	265
Colombia	10
Chile	11
Mexico	29
Venezuela	14

Total	775

We manage operations in the remaining countries remotely and electronically from our headquarters in Argentina.

Our employees in Brazil are represented by an Information Technology Companies Labor Union in the State of São Paulo (“Sindicato dos Trabalhadores nas Empresas e Cursos de Informática do Estado de São Paulo”) and during 2007, our customer service employees in Argentina might become members of the Retail Employees Labor Union. We consider our relations with our employees to be good and we implement a variety of human resources practices, programs and policies that are designed to hire, retain, develop and compensate our employees.

We are very proud of our employees and believe that our team is one of the most important assets of our business. We believe that our employees are among the most knowledgeable in the Latin American Internet industry, and they have developed a deep understanding of our business and e-commerce in general. We have attracted and retained outstanding individuals over the years. A significant portion of our personnel has been with the company for several years, and we strive to bring more talent by hiring individuals with an Internet-related background and experience. Similarly, our future success will depend on our ability to attract and retain capable professionals. See “Risk factors—Risks related to our business—We depend on key personnel.”

In order to support our Human Resources department, we implemented SAP’s human resources module across our business. We believe this will allow us to centralize our employee database and important human resources functions, such as payroll processing, to improve our controls and reduce certain administrative costs.

Facilities

Our principal administrative, marketing and product development facilities are located in our offices in Buenos Aires, Argentina; Santana do Parnaíba and São Paulo, Brazil; Mexico City, Mexico; Caracas, Venezuela; Bogotá, Colombia; and Santiago, Chile. Currently, all of our offices are occupied under lease agreements. Other than the Venezuelan office lease, the leases for our facilities do not provide for renewal options. After expiration of these leases, we can renegotiate the leases with our current landlords, or move to another location. The following table shows the location of our offices and centers, and the term of the leases under which they operate.

City and Country	Facility	Address	Approximate square meters	Lease term
Buenos Aires, Argentina	Corporate headquarters, Argentina operation & Customer service center	Tronador 4890—floors 6th and 8th, Buenos Aires, 1430—Argentina	1,826	March 2010
Buenos Aires, Argentina	Customer service center	Av. Costanera Rafael Obligado y Geronimo Salguero, Buenos Aires, Argentina	1,740	January 2012
San Luis, Argentina	Technology Development center	Av. Universitaria s/n, Ciudad de la Punta, San Luis, Argentina	158	February 2008
São Paulo, Brazil	Brazil operation	Rua Gomes de Carvalho, 1306 Vila Olimpia, Cep 04547-005—São Paulo, Brazil	598	December 2007
Santana do Parnaíba, Brazil	Brazilian Customer service center	Rua Yojiro Takaoka, 4350 Cep 06541-038— Santana do Parnaíba, São Paulo, Brazil	673	October 2009
Bogotá, Colombia	Colombia operation	Calle 93 B # 17-25 Ofc.406, Bogotá, Colombia	107	April 2008
Santiago, Chile	Chile operation	Coronel Pereira 72, oficina 301, Las Condes, Santiago, Chile	131	April 2009
Mexico City, Mexico	Mexico operation	Ibsen 43-101, Colonia Polanco, Miguel Hidalgo, Código Postal 11650, México D.F. México	147	December 2008
Caracas, Venezuela	Venezuela operation	Oficina A del Piso 5 del Centro Gerencial Mohedano, Calle Los Chaguaramos con Avenida Mohedano de la Urbanización La Castellana, Municipio Chacao, Estado Miranda, Venezuela	220	February 2008

All of our properties are leased. We do not own any properties.

Government regulation

A variety of laws, decrees and regulations govern our main activities in the countries where we operate. In Argentina, we are subject to e-commerce laws such as Resolution N°104/05 adopted by the Ministry of Economy and the Argentine Consumer Protection Agency, which establishes certain information requirements for Internet providers. We are also subject to Law N°25,326, as amended, and its corresponding regulations, which mandate the registration of databases with the Data Protection Agency and regulate, among other things, the type of information that can be collected, and how information can be used. In Brazil, we are subject to Law N°9,507, as amended, and its corresponding regulations, which establish, among other things, privacy requirements and the Habeas Data process, recognizes consumers’ rights to access, modify and know information collected in databases. In Chile, we are subject to Law N°19,628, as amended, and its corresponding regulations, which establish, among other things, consumers’ rights to access, modify and know information collected in databases. In Mexico, we are subject to the Ley Federal de Protección al Consumidor (Consumer Protection Federal Law), which establishes certain provisions for e-commerce transactions. We are also subject to a decree adopted on June 7, 2000 that amended and introduced provisions in the Mexican Commercial Code, Civil Federal Code and Consumer Protection Law, addressing different issues related to e-commerce, consumer affairs, digital signatures and electronic messages. In Mexico, we are also subject to law NOM-151-SCFI-2002, which establishes certain required commercial practices related to the conservation of messages with data.

We believe that the agency-based structure that we currently use for MercadoPago allows us to operate this service without obtaining any governmental authorizations or licenses or being regulated as a financial institution in the countries where we offer MercadoPago. However, as we continue to develop MercadoPago, we may need to secure governmental authorizations or licenses or comply with regulations applicable to financial institutions in the countries where we offer this service.

There are laws and regulations that address foreign currency and exchange rates in every country where we operate. We need governmental authorization to pay invoices to a foreign supplier or send money abroad only in Venezuela due to foreign exchange restrictions. See “Risk factors—Risks related to doing business in Latin America—Local currencies used in the conduct of our business are subject to depreciation, volatility and exchange controls” for more information.

At May 15, 2007, the Argentine Ministry of Economy approved MercadoLibre S.A., our wholly owned Argentine subsidiary as a beneficiary of the Argentine Regime to promote the software industry. Benefits of receiving this treatment include a 70% discount on mandatory Argentine labor taxes, a 60% reduction of Argentine income tax and a fixed federal tax rate in Argentina at the rate effective in April of 2007 until September of 2014.

Legal proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. The number and significance of these disputes is increasing as our business expands and our company grows. Any claims against us, whether meritorious or not, are time consuming, can result in costly litigation, require significant amounts of management time, and can result in the diversion of significant operational resources. We are subject to various tax, labor, social security and civil lawsuits and administrative proceedings which involve amounts totaling approximately $3.0 million.

At December 31, 2006, we had 68 cases in litigation against our Brazilian subsidiary in the Brazilian ordinary courts. In addition, at December 31, 2006 our Brazilian subsidiary had more than 670 cases still in litigation in consumer courts, where a lawyer is not required. In most of these cases, the plaintiffs asserted that we were responsible for fraud committed against them, or responsible for damages suffered when purchasing an item on the website, when using MercadoPago, or when we invoiced them. We do not believe that any single pending lawsuit or administrative proceeding, if adversely decided, would have a material adverse effect on our financial condition or results of operations, except for the proceedings described below.

At March 31, 2007, our total provisions for proceeding-related contingencies were approximately $0.4 million for 157 legal actions against us where a loss is probable. We do not reserve provisions for possible and remote losses.

On March 28, 2003, Qix Skateboards Indústria e Comércio Ltda., or Qix, sued MercadoLivre.com Atividades de Internet Ltda., our Brazilian subsidiary, in the 3rd Civil Court, County of Novo Hamburgo, State of Rio Grande do Sul, Brazil. Qix alleged that our Brazilian subsidiary was infringing Qix’s trademarks as a result of users selling allegedly counterfeit Qix shoes through the Brazilian page of our website, based on Brazilian Industrial Property Law (Law 9,279/96). Qix sought an order enjoining the sale of Qix-branded shoes on the MercadoLibre marketplace with a $50,000 daily non-compliance penalty. An injunction was granted to prohibit the offer of Qix products on our platform, but the penalty was established at $500. We appealed the decision, but the injunction was not lifted. To date, we have not received the summons for the original action because we filed an appeal challenging the jurisdiction of the court, which appeal is still pending. We believe that we have meritorious defenses, and we intend to continue defending this action.

On November 5, 2003, Editora COC Empreendimentos Culturais Ltda., or Editora COC, sued our Brazilian subsidiary in the 3rd Civil Court of the County of Bauru, State of São Paulo, Brazil. Editora COC alleged that our Brazilian subsidiary and an identified user were both infringing Editora COC’s trademarks as a result of our users selling allegedly pirate copies of Editora’s COC CD-ROMs through the Brazilian page of our website, based on Brazilian Industrial Property Law (Law 9,279/96) and the Brazilian Copyright Law (Law 9,610/98). Editora COC sought an order for the search and seizure of products held by the user and enjoining the sale of Editora COC-branded products on our platform. An injunction was granted to prohibit the offer of Editora COC’s products on our platform. In 2005, the court ruled against us and held that we had to pay $3,000 and our co-defendant had to pay $900 in moral damages, plus an amount of material damages to be defined at judgment execution, plus attorneys’ fees in the amount of 10% of the total damages paid by each defendant. We have appealed the ruling to the relevant court of appeals, and we intend to continue defending this action.

On March 17, 2006, Vintage Denim Ltda., or Vintage, sued our Brazilian subsidiaries MercadoLivre.com Atividades de Internet Ltda. and eBazar.com.br Ltda. in the 29th Civil Court of the County of São Paulo, State of São Paulo, Brazil. Vintage requested a preliminary injunction alleging that these subsidiaries were infringing Diesel trademarks and their right of exclusive distribution as a result of sellers listing allegedly counterfeit and original imported Diesel-branded clothing through the Brazilian page of our website, based on Brazilian Industrial Property Law (Law 9,279/96). Vintage sought an order enjoining the sale of Diesel-branded clothing on our platform. A preliminary injunction was granted on April 11, 2006 to prohibit the offer of Diesel-branded products, and a fine for non-compliance was imposed in the amount of

10,000 Brazilian reais per defendant per day of non-compliance. We appealed the decision, but the preliminary injunction was not lifted. We intend to present another appeal to the Superior Court of Justice, in Brasilia. Vintage filed an action requesting a permanent injunction on May 12, 2006, alleging the same facts as alleged in the preliminary injunction request. In September of 2006, a fine of approximately 300,000 Brazilian reais was imposed on these Brazilian subsidiaries due to the alleged non-compliance of the preliminary injunction. We filed an appeal to the fine and requested its suspension pending a final adjudication on the merits. In October of 2006, the fine was suspended and on January 23, 2007, the fine was declared null and void. However, because our appeal of the preliminary injunction failed, in March of 2007, Vintage presented new petitions alleging non-compliance of the preliminary injunction granted to Vintage and requested a fine of approximately 6.5 million Brazilian reais (approximately $3.3 million) against us, which represents 10,000 Brazilian reais per defendant per day of alleged non-compliance since April 13, 2006. On July 4, 2007, the judge ordered the payment of the fine mandated in the preliminary injunction, without specifying the amount. When we are officially notified of the amount of the fine, we will present a new appeal against the application of the fine. On July 18, 2007 the judge set a conciliatory hearing for August 1, 2007. We believe that we have meritorious defenses, and we intend to continue defending this action.

On April 6, 2006, Fallms Distribuição de Fitas Ltda., or Fallms, and 100% Nacional Distribuidora de Fitas Ltda., or 100% Nacional, sued our Brazilian subsidiary in the Second Civil Court of Santo Amaro, County of São Paulo, State of São Paulo, Brazil. Fallms and 100% Nacional alleged that our Brazilian subsidiary was infringing their intellectual property rights as a result of users selling unauthorized copies of their copyrighted movies through the Brazilian page of our web site and by using their trademark “Brasileirinhas” on such copies. Fallms and 100% Nacional sought an order enjoining the sale of Fallms, 100% Nacional and “Brasileirinhas” branded movies on our platform. An injunction was granted to prohibit the offer of Fallms, 100% Nacional and “Brasileirinhas” branded movies. We were summoned in March of 2007 and presented our defense on March 14, 2007. In June of 2007, Fallms filed a petition to increase the fine imposed in the preliminary injunction, from 350 Brazilian reais, to 1,000 Brazilian reais per day of non-compliance, based on alleged non-compliance by our Brazilian subsidiary. On July 2, 2007, we presented a petition requesting the judge to revoke the preliminary injunction. We believe that we have meritorious defenses and we intend to continue defending this action.

On March 7, 2007, Xuxa Promoções e Produções Artísticas Ltda., or Xuxa, sued our Brazilian subsidiary in the Court of Barra da Tijuca, Rio de Janeiro, State of Rio de Janeiro, Brazil. Xuxa, a popular television personality in Brazil, alleged that counterfeit copies of one of her CDs and of a movie with her participation as an actress (for which she owns the copyright and distribution rights) are being sold on our platform, and as such our Brazilian subsidiary is infringing her intellectual and property rights. Xuxa seeks an injunction, the establishment of preventive measures, fines, and compensatory and statutory damages. An injunction ordering the removal of any offers of copies of this CD and movie was granted to Xuxa. We appealed the injunction on July 2, 2007 and presented our defense on July 6, 2007. We believe that we have meritorious defenses, and we intend to defend this action.

On June 11, 2007, Praetorium Instituto de Ensino, Pesquisas e Atividades de Extensão e Direito Ltda., or Praetorium, sued our Brazilian subsidiary in the 4th Civil Court of the County of Belo Horizonte, State of Minas Gerais, Brazil. Praetorium alleged that our Brazilian subsidiary was infringing Praetorium’s copyrights as a result of our users selling allegedly counterfeit copies of

Praetorium’s courses through the Brazilian page of our website. Praetorium seeks an injunction, fines, and compensatory and statutory damages. An injunction ordering the removal of any offers containing the name of Praetorium was granted to Praetorium on July 11, giving us 48 hours to comply. In addition to the preliminary injunction, a fine of 10,000 Brazilian reais per day of noncompliance was imposed up to a maximum of 250,000 Brazilian reais and a fine of 1,000 Brazilian reais was also imposed for each new product posted after July 13 containing the name of Praetorium and listed in the Brazilian page of our website. We will appeal the preliminary injunction and will present our defense within the next weeks. We believe that we have meritorious defenses, and we intend to defend this action.

We filed our first three applications to register the name “MercadoLivre” in Brazil with the Instituto Nacional da Propriedade Industrial (the National Institute of Industrial Property, or INPI) on October 7, 1999. Editora Livre Mercado Ltda., a publishing company, challenged these three applications based on their trademark “Livre Mercado,” a trade magazine. These challenges are currently pending with INPI. In addition to these processes, Agência Folha de Notícias Ltda., a news company, filed an application to register the name “MercadoLivre” on October 7, 1999, a few hours before we filed our application. We challenged that application. However, we cannot assure you that we will succeed in obtaining these trademarks or in our challenges to existing or future applications by other parties. If we are not successful, we could face claims by any future trademark owners. Any past or future claims relating to these issues, whether meritorious or not, could cause us to enter into costly royalty and/or licensing agreements. We may also have to modify our brand name in Brazil (or other jurisdictions) if any successful demands against us are too expensive. Any of these circumstances could adversely affect our business, results of operations and financial condition.

Other third parties have from time to time claimed, and others may claim in the future, that we have infringed their intellectual property rights. We have been notified of several potential third-party claims for intellectual property infringement through our website. These claims, whether meritorious or not, are time consuming, can be costly to resolve, could cause service upgrade delays, and could require expensive implementations of changes to our business methods to respond to these claims. See “Risk Factors—Risks Related to our Business—We could potentially face legal and financial liability for the sale of items that infringe on the intellectual property rights of others and for information disseminated on the MercadoLibre marketplace.”

Management

Executive officers and directors

The following table sets forth certain information regarding our executive officers and directors upon completion of the offering:

Name	Age	Position

Marcos Galperín	35	Director, President and Chief Executive Officer

Nicolás Szekasy	42	Executive Vice President and Chief Financial Officer

Hernán Kazah	36	Executive Vice President and Chief Operating Officer

Edgardo Sokolowicz	41	Senior Vice President and Chief Technology Officer

Stelleo Tolda	39	Senior Vice President and Country Manager—Brazil

Nicolás Galperín	38	Director

Marcos Clutterbuck*	36	Director

Michael Spence*	63	Director

Emiliano Calemzuk*	34	Director

*	Independent directors.

Alberto Delgado, Timothy Kingston and Gerardo Rosenkranz will serve as directors until the completion of this offering, at which time they will resign. All of our officers and directors hold office until their respective successors are elected at a general stockholders’ meeting and qualified or until their earlier resignation or removal. We have three directors, Marcos Clutterbuck, Michael Spence and Emiliano Calemzuk, who we consider independent under the rules of the Nasdaq Global Market, as currently in effect.

Executive officers

Marcos Galperín, one of our co-founders, has served as our Chief Executive Officer and director since we started in 1999. Prior to working with us, Mr. Galperín worked in the fixed income department of J.P. Morgan Securities Inc. in New York from June to August 1998 and at YPF S.A., an integrated oil company, in Buenos Aires, Argentina, where he was a Futures and Options Associate and managed YPF’s currency and oil derivatives program from 1994 to 1997. Mr. Galperín received an MBA from Stanford University in 1999 and graduated with honors from the Wharton School of the University of Pennsylvania in 1994.

Nicolás Szekasy has served as our Chief Financial Officer since 2000. Before joining us, Mr. Szekasy was the Chief Financial Officer of Supermercados Norte S.A., one of Argentina’s largest retailers, in Buenos Aires from 1998 to 2000 and worked for seven years at Pepsico, Inc., a consumer products company, in Buenos Aires, Dallas and Mexico from 1991 to 1998, where he served as Chief Financial Officer for Argentina, Uruguay and Paraguay and also served as Commercial Director and Strategic Planning Director. Mr. Szekasy obtained an MBA from Stanford University in 1991 and graduated from the University of Buenos Aires with a Bachelor’s degree in Economics.

Hernán Kazah, one of our co-founders, has served as our Chief Operating Officer since our formation in 1999. Before joining MercadoLibre, Mr. Kazah worked as a consultant at Mercer Management Consulting in Boston, Massachusetts in the summer of 1998 and served as Brand

Manager for Procter & Gamble Co., a consumer products company, in Argentina, Paraguay and Uruguay from 1994 to 1997. Mr. Kazah received an MBA from Stanford University in 1999 and graduated magna cum laude from the University of Buenos Aires with a Bachelor’s degree in Economics.

Edgardo Sokolowicz has served as our Chief Technology Officer since January 2000. Prior to joining us, he served as Development Manager for Peoplesoft, Inc., a software company, from 1995 to 2000, Project Leader for Latin America at SADESA, S.A., a leather goods company, from 1988 to 1995, and Programming Analyst for Radio Victoria Fueguina S.A., an electronics manufacturing company, from 1985 to 1987. Mr Sokolowicz has a degree in Information Technology from the National Technological University of Argentina.

Stelleo Tolda is a Senior Vice President and has served as our Country Manager of Brazil since 1999. He is in charge of all our activities in Brazil. Before joining us, Mr. Tolda worked in several financial institutions, such as investment banks Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc. in the United States, in 1998 and 1999, respectively, and Banco Pactual S.A. and Banco Icatu S.A. in Brazil, from 1996 to 1997 and from 1994 to 1996, respectively. He holds an MBA from Stanford University, and a Master’s Degree and Bachelor’s Degree in Mechanical Engineering, also from Stanford.

Directors

Nicolás Galperín worked at Morgan Stanley & Co. Incorporated, an investment bank, from 1993 until 2006, as a Managing Director and head of trading and risk management for the London emerging markets trading desk, as well as a trader of high-yield bonds, emerging market bonds and derivatives in New York and London. Mr. Galperín is now the principal of Onslow Capital Management Limited, an investment management company based in London, where he started working in 2006. Mr. Galperín graduated with honors from the Wharton School of the University of Pennsylvania in 1994. Mr Galperín is the brother of Marcos Galperín, our chief executive officer.

Marcos Clutterbuck is a Partner of Hicks Trans American Partners (HTAP), an investment company, and head of its Buenos Aires Office. Mr. Clutterbuck also serves as a Principal of HM Capital Partners LLC, an investment company and an affiliate of HMTF-LA (MercadoLibre) Investments, LLC, which owns 6.1% of our common stock, and has served as a director of several companies, including CableVision S.A., Teledigital S.A., Claxson Inc., Bariloche Uno S.A., all media companies, International Outdoor Advertising Ltd., an advertising company, Editorial Atlántida S.A., a publishing company, Grupo Pilar S.A., an animal feed company, and CC Desarrollos S.A. Prior to joining HM Capital in 1998, Mr. Clutterbuck worked in consulting and banking. During that time, Mr. Clutterbuck was also an Assistant Professor of Economics at the Universidad Católica Argentina. Mr. Clutterbuck is an Economics graduate from the Universidad Católica Argentina and received his M.B.A from Stanford University.

Michael Spence is Professor Emeritus of Management in the Graduate School of Business at Stanford University, a partner at Oak Hill Capital Partners, a private equity firm, and a Senior Fellow of the Hoover Institution at Stanford. He served as dean of the Stanford Business School from 1990 to 1999. Dr. Spence was awarded the John Kenneth Galbraith Prize for excellence in teaching and the John Bates Clark medal for a “significant contribution to economic thought and knowledge.” In 2001, Dr. Spence received the Nobel Prize in Economic Sciences. Dr. Spence earned his undergraduate degree in philosophy at Princeton summa cum laude and was selected for a Rhodes Scholarship. He was awarded a B.S.-M.A. from Oxford and earned his Ph.D. in economics at Harvard. He taught at Stanford as an Associate Professor of Economics from 1973 to 1975. From 1975 to 1990, he served as professor of Economics and Business Administration at Harvard, holding a joint appointment in the Business School and the Faculty of Arts and Sciences. In 1983, he was named chairman of the Economics Department and George Gund Professor of Economics and Business Administration. From 1984 to 1990, Dr. Spence served as the Dean of the Faculty of Arts and Sciences at Harvard, overseeing Harvard College, the Graduate School of Arts and Sciences, and the Division of Continuing Education. Dr. Spence serves on the boards of General Mills, Inc., a food products company, and a number of private companies. In the past he has served on the boards of Bank of America, Nike Inc., a sporting apparel company, Siebel Systems, Inc., a software company, Exult Inc, a human resources company, Torstar Corporation, a publishing company, and Sun Microsystems, Inc., an information technology company.

Emiliano Calemzuk currently serves as President of Fox Television Studios. From 2002 to 2007, Mr. Calemzuk served as President of Fox International Channels Italy. From 2000 to 2002, Mr. Calemzuk was Vice President and Deputy Managing Director of Fox Latin American Channels and was also employed as General Manager of Fox Kids Latin America. From 1998 to 2000, Mr. Calemzuk served as Associate Director of Marketing and Promotions for Fox Latin America. Prior to that, he worked at Hero Productions, a production company. He holds a Bachelor’s Degree, cum laude, from the University of Pennsylvania, with studies at the Wharton School of Business and the Annenberg School of Communications.

If General Atlantic purchases a significant amount of shares of common stock in this offering, it has expressed an interest in submitting to our nominating and corporate governance committee a director nominee to be considered for appointment by our board of directors after completion of this offering. See “Underwriting.”

Director independence

Our board of directors has affirmatively determined that Marcos Clutterbuck, Michael Spence and Emiliano Calemzuk meet the definition of “independent director” under Rules 4200 and 4350 of the Nasdaq Global Market listing standards.

Rules 4200 and 4350 of The Nasdaq Global Market require that a majority of our board of directors qualify as “independent” no later than the first anniversary of the completion of the offering. We are currently in compliance with these requirements. Committees need to have at least one independent member upon completion of this offering, a majority of independent directors within 90 days of completion of this offering and all independent members within one year of completion of this offering. We intend to comply with these requirements for each of our committees.

Family relationships

Our Chief Executive Officer, Mr. Marcos Galperín, and one of our directors, Mr. Nicolás Galperín, are brothers. There is no other family relationship between our directors and executive officers.

Board of directors

Composition of our board of directors upon completion of this offering

Our bylaws provide that our board of directors shall consist of such number of directors as determined from time to time by resolution of the board. Upon completion of this offering, the board of directors will consist of five members, one of whom is our president and chief executive officer. Our board of directors will be divided into three classes, each of which will be up for re-election every three years, as follows:

•	Class I, which will initially consist of Michael Spence, whose term will expire at our annual meeting of stockholders to be held in 2008;

•	Class II, which will initially consist of Nicolas Galperín and Marcos Clutterbuck, whose terms will expire at our annual meeting of stockholders to be held in 2009;

•	Class III, which will initially consist of Marcos Galperín and Emiliano Calemzuk, whose terms will expire at our annual meeting of stockholders to be held in 2010.

Each director is elected for a term of three years and serves until a successor is duly elected and qualified or until his or her death, resignation or removal. Any additional directorships resulting from an increase in the number of directors or a vacancy may only be filled by the directors then in office. Our board of directors has the authority to appoint committees to perform certain management and administration functions.

Board committees

Upon completion of this offering, our board of directors will have three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. The board of directors will have adopted a written charter for each of these committees, effective upon completion of this offering.

Audit committee

Upon completion of this offering, we will have an audit committee consisting of Marcos Clutterbuck, Nicolas Galperín and Marcos Galperín. The audit committee will be responsible for:

•	reviewing the performance of the independent accountants and making recommendations to the board of directors regarding the appointment or termination of the independent accountants;

•	considering and approving, in advance, all audit and non-audit services to be performed by the independent accountants;

•	overseeing management’s establishment and maintenance of our accounting and financial reporting processes and the audits of our financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	investigating any matter brought to its attention within the scope of its duties and engaging independent counsel and other advisers as the audit committee deems necessary;

•	determining compensation of the independent auditors, compensation of advisors hired by the audit committee and ordinary administrative expenses;

•	reviewing annual and quarterly financial statements prior to their release;

•	reviewing and assessing the adequacy of a formal written charter on an annual basis; and

•	handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

The SEC rules and Nasdaq Global Market rules require us to have one independent audit committee member upon initial listing of our securities, a majority of independent audit committee members within 90 days of the initial listing of our securities and all independent audit committee members within one year of the initial listing of our securities. We intend to comply with these independence requirements within the time periods specified.

The charter for our audit committee will be posted on our website upon completion of this offering.

Compensation committee

Upon completion of this offering, we will have a compensation committee consisting of Emiliano Calemzuk, Marcos Clutterbuck and Marcos Galperín. The compensation committee will be responsible for:

•	recommending to our board of directors for determination, the compensation and benefits of all of our executive officers and key employees;

•	monitoring and reviewing our compensation and benefit plans to ensure that they meet corporate objectives;

•	administering our stock plans and other incentive compensation plans and preparing recommendations and periodic reports to the board of directors concerning these matters; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

The SEC rules and Nasdaq Global Market rules require us to have one independent compensation committee member upon initial listing of our securities, a majority of independent compensation committee members within 90 days of the initial listing of our securities and all independent compensation committee members within one year of the initial listing of our securities. We intend to comply with these independence requirements within the time periods specified.

Our board of directors will adopt a written charter for our compensation committee, which will be posted on our website.

Nominating and corporate governance committee

Upon completion of this offering, we will have a nominating and corporate governance committee consisting of Michael Spence, Emiliano Calemzuk and Marcos Galperín. The nominating and corporate governance committee will be responsible for:

•	recommending to our board of directors for selection, nominees for election to our board of directors;

•	making recommendations to our board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members;

•	monitoring our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance; and

•	such other matters that are specifically delegated to the nominating and corporate governance committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will be posted on our website.

In selecting director nominees for recommendation to the board of directors, the nominating and corporate governance committee will consider the following factors:

•	the appropriate size and diversity of our board of directors;

•	our needs with respect to the particular talents and experience of directors;

•

the knowledge, skills and experience of nominees, including experience in technology, e-commerce, business, finance, administration, sales, in light of the prevailing business conditions and the knowledge, skills and experience already possessed by other members of the board of directors;

•	familiarity with Latin American business matters and experience in political affairs;

•	experience with accounting rules and practices, and whether such a person qualifies as an “audit committee financial expert” pursuant to SEC rules; and

•	balancing continuity of our board of directors with periodic injection of fresh perspectives provided by new board members.

In identifying director nominees, the nominating and corporate governance committee will first evaluate the current members of the board of directors willing to continue in service. Current members of the board of directors with skills and experience that are relevant to our business and who are willing to continue in service shall be considered for re-nomination. If any member of the board of directors does not wish to continue in service or if the committee or the board of directors decides not to re-nominate a member for re-election, the committee will identify the desired skills and experience of a new nominee in light of the criteria above. Generally, the committee strives to assemble a board of directors that brings to us a variety of perspectives and skills derived from business and professional experience. In doing so, the committee will also consider candidates with appropriate non-business backgrounds. Other than the foregoing, there are no specific, minimum qualifications that the committee believes that a recommended nominee must possess, although the committee may also consider such other factors as it may deem are in our and our stockholders’ best interests.

Number of and attendance at board of director meetings

During the fiscal year 2006, there were seven board of directors meetings. Each of Gerardo Rosenkranz, Timothy Kingston, Michael Spence and Marcos Clutterbuck attended less than 70% of those meetings.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the board of directors or any member of the compensation committee (or other committee performing equivalent functions) of any other company.

Compensation discussion and analysis

The primary goals of our compensation committee with respect to executive compensation are to attract and retain the most talented and dedicated executive officers possible, to assure that our executive officers are compensated effectively in a manner consistent with our strategy and competitive practice and to align executive officers’ incentives with stockholder value creation. To achieve these goals, our compensation committee, with management’s input, recommends executive compensation packages to our board of directors that are generally based on a mix of salary and discretionary bonus tied to performance. Although our compensation committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we believe it is important for these executive officers to also have some equity ownership in our company to provide them with long-term incentives to build value for our stockholders. Accordingly, since 1999 we have granted our principal executive officers certain equity awards. We believe that the awards made to date are sufficient to provide these long-term incentives. We intend to implement and maintain compensation plans that tie a substantial portion of our executive officers’ overall compensation to achievement of corporate goals and value-creating milestones. We believe that a performance-based compensation is an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executive officers.

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. We conduct an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. For benchmarking executive compensation, we typically review the compensation data we have collected from publicly available sources.

Elements of compensation

Our compensation committee evaluates individual executive officer performance with a goal of setting compensation at levels the compensation committee believes are comparable with executive officers in other companies of similar size and stage of development operating in the e-commerce industry and/or the Latin American market. The compensation received by our executive officers consists of the following elements:

Base salary.    Base salaries for our executive officers are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within our industry and geographic market. Base salaries are reviewed at least annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Discretionary annual bonus.    In addition to base salaries, our executive officers are awarded discretionary annual bonuses. The annual incentive bonuses are intended to compensate officers for achieving corporate goals and for achieving what the board of directors believes to be value-creating milestones. Our annual bonus is paid in cash in an amount reviewed and approved by our board of directors. Each executive officer is eligible for a discretionary annual bonus up to an amount equal to 115% of such executive officer’s salary if the executive officer is an Executive Vice-President and 62% if the executive officer is a Senior Vice-President.

The compensation committee intends to utilize annual incentive bonuses to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives could vary depending on the individual executive officer, but will relate generally to financial and operational targets.

Long-term incentives.    We believe that currently, the salary and performance bonus components of executive compensation, as well as the stock that executive officers currently hold, are sufficient to align the interests of our executive officers with those of our stockholders. In the past we have granted stock options and equity awards to our executive officers through our Amended and Restated 1999 Stock Option and Restricted Stock Plan, which was adopted by our board of directors to permit the grant of stock options to our employees. Upon completion of this offering we will have approximately 300,000 shares of common stock available for issuance under that plan. The board of directors has considered outstanding job performance, contributions to our company and achievement of certain benchmarks in granting past awards. We have not adopted stock ownership guidelines and our Amended and Restated 1999 Stock Option and Restricted Stock Plan has provided the principal method for our executive officers to acquire equity or equity-linked interests in our company in the past.

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. Authority to make equity grants to executive officers rests with our board of directors, although it considers the recommendations of the compensation committee and the chief executive officer for officers other than himself.

Other compensation and benefits.    We maintain broad-based benefits that are provided to certain full-time employees, including health insurance, mobile telephones, parking spaces and subsidized English and/or Portuguese lessons. We also provide life insurance policies for some of our employees in Brazil. In certain cases, if an employee is asked to relocate temporarily to another country office, we will facilitate such employee’s relocation by acting as guarantors in residential apartment lease agreements and paying for relocation expenses.

2006 summary compensation table

The following table sets forth compensation information for our chief executive officer, our chief financial officer, and our three other most highly compensated officers for the year ended December 31, 2006. These executive officers are referred to as the “named executive officers” elsewhere in this prospectus. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

	2006 annual compensation		Long term compensation awards		All other compensation	Total
Name and principal position	Salary	Bonus(1)	Stock awards	Option awards

Marcos Galperín Chief executive officer	$159,900	$123,036	—	—	—	$282,936
Nicolás Szekasy Chief financial officer	$154,050	$123,562	—	—	—	$277,612
Hernán Kazah Chief operating officer	$154,050	$121,983	—	—	—	$276,033
Edgardo Sokolowicz Chief technology officer	$101,127	$40,507	—	—	—	$141,634
Stelleo Tolda Country manager Brazil	$152,447	$69,551	—	—	—	$221,998

(1)	Bonuses for 2006 were paid in May of 2007, except for the bonus paid to Marcos Galperín, which was paid in April of 2007.

Employment agreements

We have previously entered into employment agreements with each of the above-listed executive officers.

The term of each of these employment agreement is for an undetermined period.

Each executive officer party to the employment agreements is entitled to receive the base salary set forth in such executive officer’s employment agreement, subject to the raises that we have awarded to those executive officers throughout the terms of their employment. In addition to base salary, the executive officers may receive bonus compensation as we, in our sole discretion, elect to pay them in accordance with the bonus plan policy. The executive officers are also entitled to reimbursement for reasonable out-of-pocket expenses that they incur on our behalf in the performance of their duties as executive officers.

The employment agreements provide that, during an executive officer’s employment and for so long afterwards as any pertinent information remains confidential, such executive officer will not use or disclose any confidential information that we use, develop or obtain. The agreements provide that all work product relating to our business belongs to us or our subsidiaries, and the executive officer will promptly disclose such work product to us and provide reasonable assistance in connection with the defense of such work product.

The agreements also provide that, during an executive officer’s employment, and for a period of one year after the end of an executive officer’s employment in the event of termination without “just cause,” and two years in the event of resignation or termination for “just cause” (the “non-competition period”), the executive officer will not (1) compete directly or indirectly with us, (2) induce our or our subsidiaries’ employees to terminate their employment with us or to engage in any competitive business or (3) solicit or do business with any of our present, past or prospective customers or the customers of our subsidiaries. For more information, see “—Potential payments upon termination or change in control.”

2006 grants of plan-based awards

There were no grants of options or shares to executive officers during the year ended December 31, 2006.

Outstanding equity awards at December 31, 2006

Number of securities underlying unexercised options and warrants
Name	Exercisable	Unexercisable	Unearned	Option exercise price	Option expiration date

Marcos Galperín	—	—	—	—	—
Nicolás Szekasy	—	—	—	—	—
Hernán Kazah	—	—	—	—	—
Edgardo Sokolowicz	—	—	—	—	—
Stelleo Tolda	217,187	—	7,813	$0.01	(1)

(1)	Of a total number of 225,000 options, 100,000 expire on November 30, 2009, 100,000 on December 31, 2011 and 25,000 on December 31, 2013.

Exercise of stock options and stock vested during 2006

No stock options were exercised by executive officers and no stock held by executive officers vested during the period from January 1, 2006 to December 31, 2006. During the first quarter of 2007, no stock options were exercised by executive officers.

Our stock and stock option plans

Amended and Restated 1999 Stock Option and Restricted Stock Plan

Our Stock Option Plan was adopted by the Board of Directors on November 3, 1999 and amended in June of 2000. The Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), to our employees, and non-qualified stock options and restricted stock to our employees, directors, agents, advisors, independent consultants and contractors. Incentive stock options and non-qualified stock options are referred to as “stock options,” and together with restricted stock are referred to as “awards.” At March 31, 2007, options to purchase a total of 627,581 shares of common stock were outstanding at a weighted average price of $0.33 per share. The Stock Option Plan will terminate on November 3, 2009 or earlier if so determined by our board of directors.

Number of shares of common stock available under the stock option plan.    A total of 4,732,400 shares of common stock were reserved for issuance pursuant to the Stock Option Plan. Shares covered by awards that are forfeited or terminated without exercise will be available for future awards. The shares of common stock issuable under the Stock Option Plan shall be (1) authorized but unissued shares, (2) shares of common stock held in our treasury, or (3) a combination of (1) and (2).

Administration of the stock option plan.    The Stock Option Plan is administered by our board of directors or a committee appointed by the board of directors (the body in charge of administering the Stock Option Plan is referred to as the “administrator”). If the common stock is registered under Section 12(b) or 12(g) of the Exchange Act, the board shall consider in selecting the administrator and the membership of any committee acting as administrator the provisions of Section 162(m) of the Internal Revenue Code regarding “outside directors” and the provisions of Rule 16b-3 under the Exchange Act regarding “non-employee directors.” The administrator determines the recipients of awards, times at which awards are granted, number of shares subject to each type of award, the time for vesting of each award and the duration of the exercise period for options.

Price, exercise and termination of awards.    The exercise price for each share of common stock subject to an option is determined by the administrator, and in the case of an incentive stock option the exercise price cannot be less than 100% of the fair market value of the shares of common stock on the date of the grant (or 110% in the case of employees who directly or indirectly own more than 10% of the total combined voting power of all classes of our stock).

Options are exercisable on their vesting date, which is determined by the administrator and set forth in the Award Agreement governing any particular option. Vesting dates can be accelerated on the occurrence of a specified event, as provided in an Award Agreement, or can be accelerated at the discretion of the administrator.

If a participant in the Stock Option Plan ceases to be employed or perform services for us, we have the right to repurchase any unvested shares at the exercise price paid per share. The terms and procedures of a repurchase are to be set forth in the Award Agreement that governs the relevant unvested shares.

If an option expires or is terminated or canceled without having been exercised it shall become null and void and of no further force and effect. The term of an option may not exceed beyond the tenth anniversary on which the option is granted (or the fifth anniversary in the case of incentive stock options granted to employees who directly or indirectly own 10% of the total combined voting power of all classes of our stock.) An option terminates 30 days after a participant ceases to be an employee or director as a result of a termination without cause, and after 10 days of termination in the case of a termination for cause. Cause includes the conviction of a crime involving fraud, theft, dishonesty or moral turpitude, the participant’s continuous disregard of or willful misconduct in carrying lawful instructions of superiors, continued use of alcohol or drugs that interfered with the performance of the participant’s duties, the conviction of participant for committing a felony or similar foreign crime, and any other cause for termination set forth in a participant’s employment agreement. An option terminates 10 days after a participant ceases to be an independent consultant, contractor or advisor to us or agent of ours for any reason. It also terminates three months after the death or permanent disability of a participant, or, if the participant is a party to an employment agreement, the disability of such participant as defined in the employment agreement. Other reasons for termination may be set out in the Award Agreement.

An option will not be considered an incentive stock option to the extent that the aggregate fair market value (on the date of the grant of the incentive stock option) of all stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year is greater than $100,000. No option shall be affected by a change of duties or position of a participant (including transfer to our subsidiaries) as long as the participant continues to be our employee or an employee of our subsidiaries.

Adjustments upon the occurrence of material transactions.    In the event we undergo dissolution or liquidation, a reorganization, merger or consolidation in which we are not the surviving entity, or a sale of all or substantially all of our assets (each, a “Material Transaction”) holders of options will be given 10-day prior written notice and will decide within those 10 days whether to exercise their respective options. Any option that is not so exercised will terminate. However, such notice and exercise mechanism would not apply if provision is made in connection with a Material Transaction for assumption of outstanding options, or substitution of options for new options or equity securities, with any appropriate adjustments as to the number, kind and prices of shares subject to options.

Transferability.    Unless the prior written consent of the administrator is obtained, no option can be assigned or otherwise transferred by any participant except by will or by the laws of descent and distribution. Except in the case of an approved transfer, an option may be exercised during the lifetime of a participant only by the participant or his/her legal representative if the participant is legally disabled.

Restricted stock.    Restricted stock awards are awards of shares of common stock that vest according to the terms and conditions established by the administrator. The administrator may impose whatever restrictions on transferability, risk of forfeiture and other restrictions as it determines. A holder of restricted stock has the rights of a stockholder, including the right to vote the restricted stock. During the restricted period applicable to the restricted stock, it may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered. Except as otherwise determined by the administrator, restricted stock that is subject to restrictions is subject to forfeiture upon termination of a participant’s employment.

Amendment.    The Board of Directors may modify the Stock Option Plan at any time. The approval by a majority of our stockholders is necessary if required by law or necessary to comply with any applicable laws and regulations. No amendment will affect the terms of any award granted prior to the effectiveness of such amendment, except with the consent of the holder of the award.

Pension benefits

We do not have any plan that provides for payments or other benefits at, following, or in connection with the retirement of any of our employees. However, as required by law in certain countries where we operate, we deduct a percentage of each employee’s salary, including our executive officers, and remit it to governmental social security agencies or private pension fund administrators, depending on the regulatory regime established in each country.

Nonqualified defined contribution and other nonqualified deferred compensation plans

We do not have any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential payments upon termination or change in control

We may terminate an executive officer’s employment in the event that we determine, in our sole discretion, that there is “just cause” (as defined below). If we terminate an executive officer’s employment for “just cause,” such executive officer will not be entitled to receive any severance benefits, except for severance obligations mandated under the laws of the country where the executive officer resides. If we terminate the executive officer’s employment without “just cause,” such executive officer shall be entitled to a severance payment in an amount equal to one year’s gross base salary.

“Just cause” means and includes (1) the commission by the executive officer of any gross misconduct or any offense serious enough for the relationship to become impossible to continue, including without limitation, the executive officer’s willful and continuing disregard of the lawful written instructions of our board of directors or such executive officer’s superiors, (2) any action or any omission by the executive officer, resulting in such executive officer’s breach of his duty of loyalty or any act of self-dealing, (3) any material breach by the executive officer of his duties and obligations under the employment agreement as decided by our board of directors and (4) the executive officer’s conviction, in our board of director’s sole discretion, of any serious crime or offense for violating any law (including, without limitation, theft, fraud, paying directly or indirectly bribes or kick-backs to government officials, the crimes set forth in the U.S. Foreign Corrupt Practices Act of 1977 or the foreign equivalent thereof and the executive officer’s embezzlement of funds of the company and any of our affiliates.)

In September of 2001, we implemented the 2001 Management Incentive Bonus Plan, or the Incentive Plan. As established in the Incentive Plan, our Chief Executive Officer established which officers would be eligible for the Incentive Plan. Pursuant to the Incentive Plan, in the event our company is sold, the eligible officers, as a group, are entitled to receive a “sale bonus” and a “stay bonus.” If the purchase price is equal to or greater than $20,000,000 then the eligible officers are entitled to receive (1) a sale bonus equal to 5.5% of the purchase price and (2) a stay bonus equal to 7.1% of the purchase price, subject in both cases to a maximum combined cap of $78,335,000. If the purchase price is less than $20,000,000, then the eligible officers, as a group, are entitled to receive the “stay bonus” only. The bonuses are divided between the eligible officers according to the participation percentages established by our Chief Executive Officer, in accordance with the Incentive Plan. A public offering of stock, such as this offering, does not constitute a sale of our company under the Incentive Plan.

2006 director compensation

We have not provided cash compensation to directors for their services as directors or members of committees of our board of directors. However, we may reimburse directors in the future for their reasonable expenses incurred in attending meetings of our board of directors and of committees of our board of directors. We do not intend to provide any compensation to directors for their services as directors or members of committees of our board of directors, with the exception of Mr. Emiliano Calemzuk. We expect to pay Mr. Calemzuk this director for his services as a director an amount of approximately $30,000 per year.

In 2000, we granted Michael Spence 100,000 restricted shares of our common stock, which vested by the fourth anniversary of the award date. In 2001, Mr. Spence was granted 1.8% of the 5.5% sale bonus under our 2001 Management Incentive Bonus Plan.

Director and officer indemnification and limitation on liability

Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our bylaws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of MercadoLibre, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of MercadoLibre or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

We have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction in the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have entered into indemnification agreements with each of the directors and officers of our local subsidiaries. These agreements require us to indemnify these individuals to the fullest extent permitted by the laws of the countries where our local subsidiaries operate, for certain liabilities to which they may become subject due to their position as directors or officers in our subsidiaries.

Code of ethics

We expect to adopt a code of business conduct and ethics upon completion of this offering relating to the conduct of our business by our employees, officers and directors.

Principal stockholders

The following tables set forth information, as of the date of this prospectus, regarding the beneficial ownership of our equity securities: (1) immediately prior to the consummation of this offering and after the conversion of our preferred stock into common stock; and (2) as adjusted to reflect the sale of the shares of common stock in this offering by:

•	each person that is a beneficial owner of more than 5% of our outstanding equity securities;
•	each of our named executive officers;
•	each of our directors; and
•	all directors and named executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of equity securities shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on              shares of our equity securities outstanding as of the date of this prospectus, and 43,835,263 shares of equity securities outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Each column in the table gives effect to the conversion of our different series of common stock and preferred stock into one single class of common stock. Unless indicated otherwise, the address of each individual listed in the table is c/o MercadoLibre, Inc., Tronador 4890, 8th Floor, Buenos Aires, Argentina.

	Shares of common stock beneficially owned prior to offering(1)		Shares of common stock beneficially owned after offering(2)
Name	Number	Percentage	Number	Percentage

Five percent stockholders:
eBay Inc.	8,126,062	19.7%	8,126,062	18.5%
2145 Hamilton Avenue San Jose, California
HMTF-LA (MercadoLibre) Investments, LLC(3)	2,519,644	6.1	1,971,896	4.5
200 Crescent Court, Suite 1600 Dallas, Texas
J.P. Morgan Partners (BHCA), L.P.(4)	6,156,858	14.9	803,068	1.8
270 Park Avenue New York, New York
The Goldman Sachs Group, Inc.	2,211,278	5.4	288,427	*
85 Broad Street, 10th Floor New York, New York
Marcos Galperín(5)	7,823,191	19.0	6,036,758	13.8

Directors and executive officers:
Marcos Galperín(5)	7,823,191	19.0%	6,036,758	13.8%
Nicolás Szekasy	560,000	1.4	316,522	*
Hernán Kazah	793,070	1.9	413,331	*
Edgardo Sokolowicz	200,000	*	113,043	*
Stelleo Tolda	220,313	*	124,524	*
Marcos Clutterbuck	—	*	—	*
Nicolás Galperín	—	*	—	*
Michael Spence	100,000	*	100,000	*
Gerardo Rosenkranz(6)	—	*	—	*
Alberto Delgado(6)	—	*	—	*
Timothy Kingston(6)	—	*	—	*
Emiliano Calemzuk(7)	—	*	—	*
All directors and executive officers as a group (9 persons)	9,696,574	23.5%	7,104,178	16.2%

*	Less than 1%.

(1)	All shares of all series of our preferred stock outstanding prior to completion of this offering convert into the same number of shares of our common stock upon completion of a public offering such as this one pursuant to our Certificate of Incorporation in effect prior to this offering. The table assumes that the shares of preferred stock have been converted into shares of our common stock.

(2)	Assumes no exercise of the underwriters’ option to purchase additional shares.

(3)	Includes 36,855 shares to be issued upon exercise of outstanding warrants at the closing of this offering.

(4)	Includes 65,722 shares to be issued upon exercise of outstanding warrants at the closing of this offering.

(5)	Includes 54,398 shares to be issued upon exercise of outstanding warrants at the closing of this offering.

(6)	To resign upon completion of this offering. By virtue of the affiliation of Mr. Rosenkranz with Luna Ventures LLC and Ventech LLC, Mr. Delgado with J.P. Morgan Partners (BHCA), L.P. and Mr. Kingston with The Goldman Sachs Group, Inc., they may be deemed to have or share beneficial ownership of shares of our common stock beneficially owned by such entities. Each of Messrs. Rosenkranz, Delgado and Kingston expressly disclaims beneficial ownership of such common stock.

(7)	To be appointed a director upon completion of this offering.

Selling stockholders

The following table sets forth information provided to us with respect to the selling stockholders and shares of our common stock beneficially owned by the selling stockholders that the selling stockholders propose to offer pursuant to this prospectus.

The shares of common stock offered by the selling stockholders pursuant to this prospectus were originally issued and sold by us in private placements. The term selling stockholders includes the holders of our common stock listed below and the beneficial owners of the common stock and their transferees, pledgees, donees or other successors.

	Shares of common stock beneficially owned prior to offering(1)			Shares of common stock being offered(2)			Shares of common stock beneficially owned after offering(2)
Name	Number	Percentage		Number	Percentage		Number	Percentage

Selling stockholders:
Arnt, Pedro(3)	190,000	*	%	121,739	*	%	68,261	*	%
Arregui, Maria Paula(3)	12,250	*		10,652	*		1,598	*
Batista, Nelson Lima	6,263	*		5,446	*		817	*
Benzaquen, Rodrigo(3)	20,000	*		17,391	*		2,609	*
Bergamo, Rosana(3)	10,000	*		8,696	*		1,304	*
Berman, Nicolas(3)	39,000	*		18,261	*		20,739	*
Brasil Lima, Marco Aurelio(3)	1,410	*		1,043	*		367	*
Brenner, Andrew	6,142	*		2,670	*		3,472	*
Bueno, Marcos(3)	147	*		128	*		19	*
Cano, Javier	20,000	*		10,435	*		9,565	*
Cattanio, Fernando(3)	500	*		435	*		65	*
Ceballos, Francisco(3)	185,000	*		117,391	*		67,609	*
Ciarnuto, Valeria(4)	10,000	*		8,695	*		1,305	*
Cohen Imach, Jacobo(3)	24,000	*		14,783	*		9,217	*
Cormenzana, Ramiro(3)	20,670	*		17,974	*		2,696	*
Davila, Mario(3)	23,750	*		17,391	*		6,359	*
De la Serna, Juan Martin(3)	153,000	*		98,261	*		54,739	*
Di Chello, Hernan(3)	8,200	*		5,391	*		2,809	*
Falcon, Eduardo(3)	13,000	*		11,304	*		1,696	*
Falsetti, Mauro(3)	1,375	*		1,043	*		332	*
Fernandez Silva, Sebastian(3)	1,300	*		1,130	*		170	*
Fernandez, Sonia	100,000	*		60,870	*		39,130	*
Figuereido, Roberta	6,337	*		4,467	*		1,870	*
Flatiron Associates II LLC(13)	17,400	*		15,130	*		2,270	*
Flatiron Associates LLC(13)	46,741	*		40,020	*		6,721	*
Furtado, Renato Nunes(3)	750	*		87	*		663	*
Gallone, Martin(3)	6,850	*		5,957	*		893	*
Galperin, Marcos(5)	7,823,191	19.0		1,786,433	4.3		6,036,758	13.8
GGG Partners(17)	180,001	*		34,783	*		145,218	*
Gimenez, Osvaldo(3)	214,687	*		134,783	*		79,904	*
Giraldo, Ignacio	90,000	*		47,826	*		42,174	*
Giuliani, Federico(3)	10,005	*		6,870	*		3,135	*
Goldman Sachs & Co. Verwaltungs GmbH(14)	77,274	*		67,195	*		10,079	*

	Shares of common stock beneficially owned prior to offering(1)		Shares of common stock being offered(2)		Shares of common stock beneficially owned after offering(2)
Name	Number	Percentage	Number	Percentage	Number	Percentage
Gomizelj, Emilio(3)	27,625	*	14,783	*	12,842	*
GS Capital Partners III Offshore, L.P.(14)	460,160	1.1	400,139	1.0	60,021	*
GS Capital Partners III, L.P.(14)	1,673,844	4.1	1,455,517	3.5	218,327	*
Herrera, Marcelino(3)	2,750	*	652	*	2,098	*
HMTF-LA (MercadoLibre) Investments LLC(12)	2,519,644	6.1	547,748	1.3	1,971,896	4.5
Holmberg, Hans(3)	1,125	*	978	*	147	*
Huesca, Luis(3)	1,750	*	870	*	880	*
J.P. Morgan Partners (BHCA), L.P.(11)	6,156,858	14.9	5,353,790	13.0	803,068	1.8
Jaime, Laura	7,638	*	6,642	*	996	*
Kazah, Hernan(6)	793,070	1.9	379,739	*	413,331	*
Kell, Flavia(3)	250	*	217	*	33	*
Lawson, Martin(3)	150,000	*	104,348	*	45,652	*
Lemos, Helisson(3)	25,306	*	6,674	*	18,632	*
Lermax S.A.(10)	645,370	1.6	260,870	*	384,500	*
Lombardo, Maria Belen(3)	4,205	*	2,696	*	1,509	*
Lozano, Nemesio(3)	1,375	*	1,196	*	179	*
Luna Ventures LLC(16)	182,873	*	30,435	*	152,438	*
Luz, Alfredo(3)	100	*	87	*	13	*
Maratos, Jason	61,424	*	21,739	*	39,685	*
Martinez, Camilo	136,855	*	119,004	*	17,851	*
Melchiorre, Anthony	98,279	*	65,217	*	33,062	*
Naranjo, Eliana	31,025	*	26,978	*	4,047	*
Olmi, Martin(3)	300	*	261	*	39	*
Ovalle, Juan Miguel(4)	10,500	*	9,130	*	1,370	*
Petrick, Michael	55,282	*	24,036	*	31,246	*
Rabinovich, Daniel(3)	8,000	*	6,957	*	1,043	*
Romero, Angela	3,000	*	2,609	*	391	*
Rossi, Rodolfo Jose Carlos(4)	378	*	329	*	49	*
Sipprelle, Dwight	98,279	*	85,460	*	12,819	*
Sokolowicz, Edgardo(7)	200,000	*	86,957	*	113,043	*
Szekasy, Nicolas(8)	560,000	1.4	243,478	*	316,522	*
Szwarcman, Jonathan E.(3)	750	*	652	*	98	*
The 1974 Penguin Holdings Ltd.(15)	65,000	*	56,522	*	8,478	*
The Flatiron Funds LLC(13)	1,379,829	3.3	1,199,851	2.9	179,978	*
Tolda, Stelleo(9)	220,313	*	95,789	*	124,524	*
Torruco Valero, Aldeny	8,654	*	7,525	*	1,129	*
Vasquez, Ulises	6,757	*	1,763	*	4,994	*
Ventech LLC(16)	182,873	*	30,435	*	152,438	*
Vidaguren, Ignacio(3)	217,500	*	121,739	*	95,761	*

*	Less than 1%.
(1)	All shares of all series of our preferred stock outstanding prior to this offering convert to the same number of shares of common stock upon a public offering such as this one. The table assumes that the shares of preferred stock have been converted to shares of common stock because at the time of this offering they will be automatically converted pursuant to our Certificate of Incorporation in effect prior to this offering.

(2)	Assumes no exercise by the underwriters of their option to purchase additional shares to cover any over-allotments.

(3)	Currently employed by us.

(4)	Formerly employed by us within the past three years.

(5)	Chief Executive Officer of our company.

(6)	Chief Operating Officer of our company.

(7)	Chief Technology Officer of our company.

(8)	Chief Financial Officer of our company.

(9)	Country Manager for Brazil of our company.

(10)	This stockholder has advised us that the person with voting or investment power over these shares is Carlos Israel Bustin Sosa.

(11)	This stockholder has advised us that the person with voting or investment power over these shares is JPMP Capital Corp. No single individual has voting or investment power. Alberto Delgado, one of our directors, is a Principal of CCMP Capital Partners LLC, a former affiliate of this stockholder. This stockholder has also advised us that it is an affiliate of a broker-dealer and an affiliate of J.P. Morgan Securities Inc., one of the joint book-runners of this offering.

(12)	This stockholder has advised us that the persons with voting or investment power over these shares are John R. Muse, Thomas O. Hicks, and Jack D. Furst, acting as a three-person committee. Marcos Clutterbuck, one of our directors, is a Principal of HM Capital Partners LLC, an affiliate of this stockholder.
(13)	This stockholder has advised us that the persons with voting or investment power over these shares are Fred Wilson, Bob Greene and Jerry Colonna.

(14)	This stockholder has advised us that The Goldman Sachs Group, Inc., and certain affiliates, including, Goldman, Sachs & Co., may be deemed to directly or indirectly own these shares, which are owned directly or indirectly by investment partnerships, which we refer to as the Goldman Sachs entities, of which affiliates of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. are the general partner, managing limited partner or the managing partner. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs entities share voting and investment power with certain of their respective affiliates. No single individual has voting or investment power. Timothy Kingston, one of our directors, is an investment banker at Goldman, Sachs & Co. This stockholder has also advised us that it is an affiliate of a broker-dealer.

(15)	This stockholder has advised us that the person with voting or investment power over these shares is Meyer Malka.

(16)	This stockholder has advised us that the person with voting or investment power over these shares is Gerardo Rosenkranz, who is also one of our directors.

(17)	This stockholder has advised us that the persons with voting or investment power over these shares are George Rosenkranz, Roberto Rosenkranz and Ricardo Rosenkranz.

Except as set forth above, the selling stockholders do not have, and have not had since our inception, any position, office or other material relationship with us or any of our predecessors or affiliates. The selling stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information regarding their securities, in transactions exempt from the registration requirements of the Securities Act.

The selling stockholders have agreed, with limited exceptions, for a period of 180 days after the date of this prospectus, that they will not, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner and Smith Incorporated directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock or our other capital stock, other than the shares of common stock sold by the selling stockholders in this offering. See “Underwriting.”

Any selling stockholder that is identified as a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder obtained the stock as compensation for services. In addition, any affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder purchased in the ordinary course of business and, at the time of its purchase of the stock to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the stock. As a result, any profits on the sale of the common stock by selling stockholders who are deemed to be “underwriters” and any discounts, commissions or concessions received by any such broker-dealers who are deemed to be “underwriters” will be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Each of the selling stockholders that is an affiliate of a broker-dealer has advised us that (i) they purchased the common stock to be offered by them pursuant to this prospectus in the ordinary course of its business and (ii) that, at the time of the purchase of the common stock, they did not have any agreement or understanding, directly or indirectly, with any person, or any intent, to distribute the common stock.

Certain relationships and related transactions

Stockholders agreement

On September 24, 2001, in connection with their purchase of shares of our capital stock, we entered into a stockholders agreement with eBay Inc., or eBay, J.P. Morgan Partners (BHCA) L.P., The Flatiron Fund 1998/99 LLC, Flatiron Associates LLC, The Flatiron Fund 2000 LLC, Luna Ventures LLC, Ventech LLC, GGG Partners, Seven-X International Limited, HMTF-LA (MercadoLibre) Investments, LLC, Geoffroy de Belloy de Saint Lienard, GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman Sachs & Co. Verwaltungs GmbH, Capital Riesgo Internet SCR S.A., GE Capital Equity Investments, Inc., Nedasur S.A., Dwight Siprelle, Mike Rankowitz, Michael Petrick, Anthony Melchiorre, Mete Tuncel, Jason Maratos, and Andrew Brenner.

The stockholders agreement also provided that eBay, Capital Riesgo Internet SCR S.A., GE Capital Equity Investments, Inc., HMTF-LA (MercadoLibre) Investments, LLC and J.P. Morgan Partners BHCA L.P., each have the right to have one non-voting observer present at all meetings of our board of directors and all committees thereof. The stockholders agreement gives The Goldman Sachs Group the right to appoint a director to our board of directors. Mr. Kingston was appointed to our board by The Goldman Sachs Group. Except for eBay, this right was subject to maintenance of certain minimum ownership requirements.

All of the stockholders party to the stockholders agreement agreed to be bound by the terms of the Second Amended and Restated Registration Rights Agreement, dated September 24, 2001, with respect to the registration of their shares of common stock in connection with an initial public offering. See “Description of capital stock—Registration rights.”

The stockholders agreement will terminate upon completion of this offering, and none of its provisions will survive termination.

Relationships with our directors

Several of our directors are affiliated with five percent stockholders of our company. Mr. Clutterbuck is a Principal of HM Capital Partners LLC, an affiliate of HMTF-LA (MercadoLibre) Investments, LLC, which owns 6.1% of our common stock. Mr. Kingston is an investment banker at Goldman, Sachs & Co., an affiliate of The Goldman Sachs Group Inc., which is the beneficial owner of 5.4% of our common stock. Mr. Delgado is a Principal of CCMP Capital Partners LLC, a former affiliate of J.P. Morgan Partners (BHCA), L.P., which owns 14.9% of our common stock. J.P. Morgan Partners, LLC is an affiliate of J.P. Morgan Securities Inc., a joint book-runner of this offering. Messrs. Kingston and Delgado intend to resign as directors of our company upon completion of this offering.

Loan and security agreement

On January 17, 2006, we entered into a Loan and Security Agreement with Mr. Ignacio Vidaguren, a Vice President. The agreement provides that Mr. Vidaguren may request advances from us in the aggregate amount of $214,503 at an annual interest rate of 5%. The agreement calls for interest-only payments on January 17 of each year until the maturity date. Since entering into the agreement, we have made one disbursement of $14,503 on January 17, 2006 under the terms of the agreement. The maturity date will be the earlier of (i) January 17, 2011 or (ii) three days after Mr. Vidaguren receives proceeds from the sale of his securities in our company or the day that Mr. Vidaguren receives proceeds pursuant to sales of securities in connection with our initial public offering. The loan is secured by collateral consisting of Mr. Vidaguren’s property, whether presently existing or subsequently acquired, related to equity interests issued by us and our subsidiaries and any rights or distributions of any kind arising from those equity interests. The value of the collateral exceeds the maximum amount that may be drawn under the loan. Events of default include (a) non-payment, (b) violation of covenants such as any kind of transfer of the equity interests, and creation of encumbrances of any kind on the equity interests, and (c) falsity of the representations and warranties of the agreement. At March 31, 2007, the outstanding amount on the loan, including principal and interest, was $9,344.

Office lease

We lease office space from Curtidos San Luis S.A. The managers and stockholders of the controlling company of Curtidos San Luis S.A. are immediate family members of our director, president and chief executive officer, Marcos Galperín. We paid rent to Curtidos San Luis S.A. in the amount of $0.1 million in the first quarter of 2007, $0.3 million in 2006, $0.2 million in 2005 and $0.1 million in 2004.

Indemnification agreements

We have entered into indemnification agreements with each of the directors and officers of our local subsidiaries. These agreements require us to indemnify these individuals to the fullest extent permitted by the laws of the countries where our local subsidiaries operate, for certain liabilities to which they may become subject due to their position as directors or officers in our subsidiaries.

We intend to enter into indemnification agreements, to become effective upon completion of this offering, with each of our directors and executive officers that establish procedures regarding the scope of indemnification in our certificate of incorporation and additional protections.

Relationship with eBay

Strategic alliance with eBay.    In September of 2001, we entered into a strategic alliance with eBay, which became one of our stockholders and started working with us to better serve the Latin American online trading community. As part of this strategic alliance, we acquired eBay’s Brazilian subsidiary at the time, iBazar, and eBay agreed not to compete with us in the region during the term of the agreement. This agreement also provided us with access to certain know-how and experience, which accelerated aspects of our development. The agreement governing our strategic alliance with eBay expired on September 24, 2006. Even though eBay is one of our stockholders, with the termination of this agreement, there are no contractual restrictions upon eBay becoming one of our competitors.

Acquisition of DeRemate with a loan from eBay.    On November 10, 2005, we acquired a substantial portion of the business of DeRemate.com, Inc., a Delaware corporation, or DeRemate, including the majority of shares of DeRemate’s subsidiaries (except for its Argentinean and Chilean subsidiaries) and certain assets of DeRemate, for an aggregate purchase price of $12.1 million, net of cash and cash equivalents acquired. DeRemate operates an online trading community in Latin America similar to ours, and until the acquisition it was our main competitor. We financed the acquisition, net of cash and cash equivalents acquired, with a loan from eBay, one of our stockholders, in the amount of $12.0 million, secured by our assets, including equity interests in our subsidiaries and those we have acquired in DeRemate. The loan bears an interest rate of 7% per year. We must make interest payments only on November 10 of each year. The principal balance is due on November 10, 2010, or upon an issuance of securities, such as this initial public offering, whichever happens earlier. At March 31, 2007, approximately $9.3 million remained outstanding on the loan. The agreement governing the loan imposes restrictions on our ability to declare dividends on our capital stock in an event of default. We expect to repay all outstanding amounts under this loan with a portion of the net proceeds of this offering and terminate the loan agreement.

Review, approval or ratification of transactions with related parties

Our policy with regards to transactions with any of our officers, directors and principal security holders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal security holders are affiliates, is to communicate such transactions to our board of directors for review, and if necessary, obtain formal board approval and/or ratification, and in accordance with applicable law governing the approval of such transactions. This policy is currently not evidenced in writing, and instead is followed in practice. Upon completion of this offering, however, our audit committee will adopt policies and procedures for review of, or standards for approval of, these transactions.

Description of capital stock

The following summary of the material terms of our capital stock is subject to and qualified in its entirety by reference to Delaware law, our certificate of incorporation and bylaws, each of which is filed as an exhibit to the registration statement of which this prospectus is a part. See “Where you can find more information.”

General matters

Prior to the completion of this offering, our authorized capital stock consists of 154,400,000 shares, including: (i) 108,800,000 shares of common stock, par value $0.01 per share, including 65,000,000 shares of Class A common stock, 6,400,000 shares of Class B-1 common stock, 6,400,000 shares of Class B-2 common stock, 8,600,000 shares of Class C common stock, 3,000,000 shares of Class D-1 common stock, 3,000,000 shares of Class D-2 common stock, 8,200,000 shares of Class E-1 common stock and 8,200,000 shares of Class E-2 common stock and (ii) 45,600,000 shares of preferred stock, $0.01 par value per share, including 1,800,000 shares of Series A preferred stock, 6,400,00 shares of Series B-1 preferred stock, 6,400,000 shares of Series B-2 preferred stock, 8,600,000 shares of Series C preferred stock, 3,000,000 shares of Series D-1 preferred stock, 3,000,000 shares of Series D-2 preferred stock, 8,200,000 shares of Series E-1 preferred stock and 8,200,000 shares of Series E-2 preferred stock. As of December 31, 2006, there were 13,166,982 shares of Class A common stock, no shares of Class B-1 common stock, no shares of Class B-2 common stock, no shares of Class C common stock, no shares of Class D-1 common stock, no shares of Class D-2 common stock, no shares of Class E-1 common stock, no shares of Class E-2 common stock, 1,600,000 shares of Series A preferred stock, 1,853,275 shares of Series B-1 preferred stock, 4,146,725 shares of Series B-2 preferred stock, 8,513,408 shares of Series C preferred stock, 441,687 shares of Series D-1 preferred stock, 2,506,681 shares of Series D-2 preferred stock, 6,983,878 shares of Series E-1 preferred stock and 1,142,184 shares of Series E-2 preferred stock issued and outstanding. At March 31, 2007, there were 69 holders of record of our Class A common stock, three holders of Series A preferred stock, eight holders of Series B-1 preferred stock, two holders of Series B-2 preferred stock, 15 holders of Series C preferred stock, eight holders of Series D-1 preferred stock, two holders of Series D-2 preferred stock, one holder of Series E-1 preferred stock and one holder of Series E-2 preferred stock. We have received notices of election to exercise, upon completion of this offering, warrants to purchase 184,272 shares of Series C and D preferred stock for a total consideration of $750,000.

Upon completion of this offering, we will amend and restate our certificate of incorporation to provide that our authorized capital stock will consist of (1) 110,000,000 shares of common stock, par value $.001 per share, and (2) 40,000,000 shares of preferred stock, par value $.001 per share. Pursuant to our amended and restated certificate of incorporation, all currently outstanding shares of our Class A common stock, Series A preferred stock, Class B-1 common stock, Series B-1 preferred stock, Class B-2 common stock, Series B-2 preferred stock, Class C common stock, Series C preferred stock, Class D-1 common stock, Series D-1 preferred stock, Class D-2 common stock, Series D-2 preferred stock, Class E-1 common stock, Series E-1 preferred stock, Class E-2 common stock, and Series E-2 preferred stock will be converted into shares of a single class of our common stock. Pursuant to the terms of our certificate of incorporation in effect prior to completion of this offering, a public offering such as this one will trigger the automatic conversion of each series of preferred stock into its corresponding class of common stock. Stockholders have elected to convert those shares of common stock into a single class of our common stock upon completion of this offering. Immediately following the completion of this offering, we expect to have 43,835,263 shares of common stock (or 44,226,567 if the underwriters exercise in full their option to purchase 391,304 additional shares to cover any over-allotment), and no shares of preferred stock outstanding.

All of our existing stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and non-assessable. This discussion set forth below describes the most important terms of our capital stock, amended and restated certificate of incorporation and by-laws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part, and to the applicable provisions of the Delaware General Corporation law.

Common stock

Set forth below is a brief discussion of the principal terms of our common stock.

Dividend rights

Holders of our common stock are entitled to receive ratably dividends, if as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose. The terms of the loan agreement with eBay imposes restrictions on our ability to declare dividends on our capital stock in an event of default. This agreement will terminate upon payment in full of the outstanding principal amount of the loan and accrued interest, which we expect to pay with a portion of the proceeds of this offering. See “Certain relationships and related transactions—Relationship with eBay” for more information. We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Voting rights

Each outstanding share of our common stock will be entitled to one vote on all matters submitted to a vote of holders of our common stock, except for stockholders that beneficially own more than 20% of the shares of our outstanding common stock, in which case our board of directors may declare that any shares of stock above such 20% do not have voting rights. The holders of common stock do not have cumulative voting rights in the election of directors.

Preemptive or similar rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Conversion rights

Our common stock has no conversion rights.

Nasdaq listing

We have been approved for listing of our common stock on the Nasdaq Global Market under the symbol “MELI.”

Preferred stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Registration rights

In connection with the stockholders’ agreement described under “Certain Relationships and Related Transactions,” we entered into a registration rights agreement with the holders of common stock issued by us. Pursuant to the registration rights agreement, we have included in the registration statement, of which this prospectus is a part, 11,288,074 shares of common stock proposed to be offered by certain selling stockholders who purchased from us shares of our capital stock in private placements.

Beginning 90 days after the date of completion of this offering, subject to any lock-up restrictions, certain of our stockholders will have the right to request that we register with the SEC shares of our common stock having a gross offering price of at least $2,000,000. Beginning on the first anniversary of the closing date of this offering, another group of our stockholders will have the right to request that we register with the SEC additional shares of our common stock having a gross offering price of at least $2,000,000.

Pursuant to the registration rights agreement we also have the right to restrict sales of our common stock by these stockholders, other than permissible sales or transfers pursuant to Rule 144 under the Securities Act, for a period beginning ten days prior and 180 days after the date of this prospectus, except for sales of our common stock made in connection with the registration procedures described in the prior paragraph. We expect to subject these stockholders to that restriction.

Anti-takeover effects of the Delaware general corporation law and our certificate of incorporation and bylaws

Our certificate of incorporation and bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors, including:

Advance notice procedures

Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

No cumulative voting

The General Corporation Law of the State of Delaware, or DGCL, provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation expressly provides that no stockholder shall be entitled to cumulate votes in the election of directors.

Stockholder action by written consent

The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation precludes stockholder action by written consent.

Business combinations under Delaware law

We will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-traded Delaware corporation from engaging under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless certain conditions are met.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Ability to adopt a stockholder rights plan

Our certificate of incorporation provides our board of directors the authority to adopt a stockholder rights plan, which, if adopted, could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Classified board of directors

Our board of directors will be classified in three classes, with each class elected every year for a term of three years. This would delay the ability of a majority stockholder to gain majority representation in our board of directors.

Removal of directors

Our stockholders will not be able to remove directors other than for cause, which consists of a declaration of unsound mind by an order of a court of competent jurisdiction, conviction of a felony or of an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction, or declaration of liability by a court of competent jurisdiction for gross negligence or willful misconduct in the performance of such director’s fiduciary duties. If cause exists, a vote of two-thirds of our stockholders will be required for such director’s removal.

Amendment to our certificate of incorporation and bylaws

Our certificate of incorporation and bylaws provide that anti-takeover provisions can only be amended or repealed with a vote of two-thirds of our stockholders. This would render any majority stockholder that does not have a two-thirds majority to amend any takeover protections in our certificate of incorporation or bylaws and therefore preclude such stockholder from exercising control over our management.

Voting limitations

Each outstanding share of our common stock will be entitled to one vote on all matters submitted to a vote of holders of our common stock, except for stockholders that beneficially own more than 20% of the shares of our outstanding common stock, in which case our board of directors may declare that any shares of stock above such 20% do not have voting rights. The holders of common stock do not have cumulative voting rights in the election of directors.

Transfer agent and registrar

The Bank of New York will be appointed as the transfer agent and registrar for our common stock upon completion of this offering.

Shares eligible for future sale

Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock (including shares issued upon exercise of outstanding options) in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of approximately              shares of our common stock, assuming no exercise of outstanding options. In addition, we have an aggregate of approximately 300,000 shares of common stock reserved under our Amended and Restated 1999 Stock Option and Restricted Stock Plan. The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer, and may include directors and officers of the issuer as well as significant stockholders. The shares of common stock not sold in this offering are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the securities laws or if they qualify for an exemption from registration under Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell on the open market in brokers’ transactions within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding (which will equal approximately 438,352 shares upon completion this offering); or

•	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Our affiliates must comply with all the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell shares of our common stock that are not restricted securities (such as shares acquired by our affiliates either in this offering or through purchases in the open market following this offering.)

We expect that a substantial amount of our common stock may be eligible for resale under Rule 144 and Rule 144(k) described below upon completion of this offering.

Rule 144(k)

Under paragraph (k) of Rule 144, a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received or purchased shares of common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares of common stock from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 90 days after we become subject to the reporting requirements of the Exchange Act. If such person is not an affiliate, such sale may be made subject only to the manner-of-sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

We have remaining approximately 300,000 shares available for issuance pursuant to our Amended and Restated 1999 Stock Option and Restricted Stock Plan.

Registration rights agreement

Beginning 90 days after the date of completion of this offering, subject to any lock-up restrictions, certain of our stockholders will have the right to request that we register with the SEC shares of our common stock having a gross offering price of at least $2,000,000. Beginning on the first anniversary of the closing date of this offering, another group of our stockholders will have the right to request that we register with the SEC additional shares of our common stock having a gross offering price of at least $2,000,000.

Lock up agreements

The selling stockholders, our directors and executive officers, and certain other existing stockholders are subject to lock-up agreements generally providing that, with certain limited exceptions, they may not, for a period of 180 days after the date of this prospectus, directly or indirectly sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be saleable until 180 days after the date of the final prospectus. The underwriters may waive any lock-up agreement at their discretion at any time.

Each of General Atlantic and Tiger has agreed that, in the event it purchases any shares in this offering, it will not, without our prior written consent, transfer or dispose of, directly or indirectly, any of its shares of our common stock or securities convertible into or exchangeable or exercisable for our shares, for a period of 18 months.

As a result of the above described registration statements, selling restriction agreements and the provisions of Rules 144 and 144(k), we expect the following number of securities to become available for sale in the public market as follows:

Days After the Date of this Prospectus	Additional Shares Eligible for Public Sale
At 0 days after the date of this prospectus and various times thereafter	Approximately 11,200,000
At 90 days after the date of this prospectus and various times thereafter	Approximately 100,000
At 180 days after the date of this prospectus and various times thereafter (1)	Approximately 12,000,000
At 365 days after the date of this prospectus and various times thereafter	Approximately 4,930,000

(1) Upon expiration of the selling restriction agreements described above, the selling stockholders selling in this offering will be able to sell their other shares of common stock. Marcos Galperín and Hernán Kazah are executive officers and will be subject to volume limitations.

Approximately 7,000,000 of these shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933 and various vesting agreements. The number of our long-term stockholders and contractual registration rights will allow significantly more shares to become freely tradeable soon after completion of the offering than is typical of initial public offerings.

Certain United States tax consequences

to non-U.S. holders

The following is a summary of the material U.S. federal income and estate tax considerations that may be relevant to a “Non-U.S. Holder” (as defined below) of our common stock.

A “Non-U.S. Holder” is a beneficial owner of our common stock (other than a partnership) that is not, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, the District of Columbia or any state in the United States; (iii) an estate, if U.S. federal income taxation is applicable to the income of that estate regardless of the income’s source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions (or if a valid election is in effect to treat the trust as a U.S. person under applicable U.S. Treasury regulations).

This summary is based on current law, which may change, possibly with retroactive effect. This summary addresses only Non-U.S. Holders that will hold their common stock as a capital asset (i.e., generally, for investment) and does not address any state, local or non-U.S. tax laws. This summary does not address tax considerations applicable to Non-U.S. Holders to whom special tax rules may apply, including:

•	banks;

•	U.S. expatriates;

•	tax-exempt entities;

•	insurance companies;

•	common trust funds;

•	dealers in securities or currencies;

•	entities that are treated as partnerships (or other pass-through entities) for U.S. federal income tax purposes; or

•	persons that will hold our common stock as part of an integrated investment, including a straddle or conversion transaction, comprised of our common stock and one or more other positions.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

You should consult your tax advisor in determining the tax consequences to you of purchasing, owning and disposing of our common stock, including the application to your particular situation of the U.S. federal income and estate tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Dividends

Distributions on our common stock will constitute dividends to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.

Dividends, if any, paid by to you generally are subject to a 30% U.S. federal withholding tax, subject to reduction or elimination if you are eligible for the benefits of an applicable income tax treaty. Generally, to claim the benefits of an income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. Any effectively connected dividends described below are generally not subject to the 30% U.S. federal withholding tax, provided certain certification and disclosure requirements are satisfied.

A percentage of any such dividend generally will not be subject to the 30% U.S. federal withholding tax if at least 80% of our gross income from all sources during the three-year period ending with the close of our taxable year preceding the dividend payment date is “active foreign business income.” Generally, “active foreign business income” is gross income derived by us from sources outside the United States (or attributable to income so derived by certain of our subsidiaries) that is attributable to the active conduct of a trade or business in a foreign country or possession of the United States by us (or certain of our subsidiaries). If the 80% requirement is met, the 30% U.S. federal withholding tax will not apply to a percentage of the dividend equal to the percentage that our gross income from sources outside the United States for such three-year period is of our total gross income for such three-year period. We currently expect to meet the 80% requirement, and, therefore, we anticipate that the 30% U.S. federal withholding tax will not apply to a portion of our dividends. No assurance can be given, however, that we will meet the 80% requirement or that any portion of dividends will not be subject to the 30% U.S. federal withholding tax.

Dividends that are effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a permanent establishment or fixed base maintained by you in the United States, will be subject to U.S. federal income tax at regular graduated rates and, if you are a corporation, you may be subject to an additional, branch profits tax at a 30% rate or a lower rate specified by an applicable income tax treaty. The branch profits tax is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits. Any effectively connected dividends described above are generally not subject to the 30% U.S. federal withholding tax, provided certain certification and disclosure requirements are satisfied.

You should consult any applicable tax treaties which may provide for a lower rate of withholding or other rules different than those described above. You will not be entitled to a reduction in or an exemption from U.S. federal withholding tax if the payor or agent knows or has reason to know that you are not entitled to a reduction or exemption. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale or other disposition of common stock

You generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other taxable disposition of our common stock unless:

•	you are an individual present in the United States for 183 days or more in the year of that sale or other disposition and certain other requirements are met;

•

the gain is “U.S. trade or business income,” which means gain that is effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment or a fixed base; or

•

we are or have been, at any time within the shorter of the five-year period preceding such disposition or your holding period for our common stock, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended, unless our common stock is regularly traded on an established securities market and you held no more than 5% of our outstanding common stock, directly or indirectly, at all times within the shorter of the five-year period preceding such disposition or your holding period for our common stock.

We believe that we are not currently, and do not expect to become, a United States real property holding corporation.

An individual described in the first bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though he or she is not considered a resident of the United States. An individual described in the second or third bullet points above will be subject to U.S. federal income tax at regular graduated rates on the gain derived from the sale. A foreign corporation described in the second or third bullet points above will be subject to U.S. federal income tax at regular graduated rates on the gain derived from the sale and, if described in the second bullet point, may be subject to the additional branch profits tax described above on such gain.

Federal estate taxes

If you are an individual and are treated as the owner of, or have made certain lifetime transfers of, an interest in our common stock, you will be required to include the value of that interest in your gross estate for U.S. federal estate tax purposes and might be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Backup withholding and information reporting

We must report annually to you and the Internal Revenue Service the amount of dividends paid to you (and any tax withheld from those dividends) even if no withholding was required. Under the provisions of an applicable income tax treaty, copies of the information returns reporting dividends and withholding might also be made available to the tax authorities in the country in which you reside.

You will be subject to backup withholding on dividends paid to you unless applicable certification requirements are met. The backup withholding rate is currently 28%. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against your U.S. federal income tax liability (if any), provided the required information is furnished to the Internal Revenue Service.

In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to you, or to proceeds from the disposition of common stock paid to you, in each case if you have provided the required certification that you are a Non-U.S. Holder and neither the payor nor its paying agent (if any) has actual knowledge or reason to know to the contrary.

The description set forth above is included for general information only and may not be applicable depending upon your particular situation. You should consult your tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner and Smith Incorporated are acting as the representatives of the underwriters and as joint bookrunners for this offering. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table.

Name	Number of shares
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner and Smith Incorporated
RBC Capital Markets Corporation
Pacific Crest Securities Inc.

Total	16,077,185

The underwriters are committed to purchase all the common stock offered by us and the selling stockholders if they purchase any shares of common stock. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The underwriting agreement also provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares of common stock, the underwriters may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common stock offered in the offering.

The underwriters have an option to buy up to 391,304 additional shares of common stock from us and 2,020,273 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discount to be paid to the underwriters by us and the selling stockholders assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares:

Underwriting discount:

	Paid by us		Paid by the selling stockholders
	Without over- allotment exercise	With full over- allotment exercise	Without over- allotment exercise	With full over- allotment exercise

Per share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $2.0 million, which includes expenses of $540,000 incurred by the underwriters that we have agreed to reimburse.

At pricing, we and the selling stockholders will consider, at our discretion agreeing to pay the underwriters an incentive fee equal to up to 1% of the gross proceeds to us and to the selling stockholders from the sale of shares in this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. In addition, the underwriters may sell shares to securities dealers who resell shares to online brokerage account holders. The information on any such website is not part of this prospectus.

We, the selling stockholders, our directors and executive officers, and certain other stockholders have agreed with the underwriters prior to the commencement of this offering that we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives of the underwriters, among other things:

(1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or

(2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described in bullet points (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The 180-day restricted period described above will be extended if during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period; in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the representatives of the underwriters waive, in writing, such extension.

We may issue shares of common stock or securities convertible into or exercisable or exchangeable for common stock for the benefit of our employees, directors and officers under our Amended and Restated 1999 Stock Option and Restricted Stock Plan described in this prospectus, provided that recipients are subject to the lock-up as described above.

The representatives have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day lock-up period. There is no contractually specified condition for the waiver of lock-up restrictions, and any waiver is at the discretion of the representatives.

There are no specific criteria for the waiver of lock-up restrictions, and the representatives cannot in advance determine the circumstances under which a waiver might be granted. Any waiver will depend on the facts and circumstances existing at the time. Among the factors that the representatives may consider in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of our company. The representatives will not consider its own positions in our securities, if any, in determining whether to consent to a waiver of a lock-up agreement.

Investment entities affiliated with General Atlantic and investment entities affiliated with Tiger have each separately expressed interest in acquiring a significant amount of shares of our common stock in this offering. We have advised the representatives of the underwriters to consider a significant allocation of shares in this offering to these investors. The representatives of the underwriters do not currently anticipate that any allocation of shares to these investors will exceed an aggregate of 10,000,000 shares of the common stock being offered by this prospectus. Any purchase by General Atlantic or Tiger would be part of this offering and, consequently, would be made at the initial public offering price. There is no agreement for purchase or sale of these shares, and we do not know if General Atlantic or Tiger will place an order to purchase or purchase all or any portion of these shares. However, the number of shares available for sale to the general public will be reduced to the extent that General Atlantic or Tiger purchases any shares offered by this prospectus. As of the date of this prospectus, Tiger is the beneficial owner of 1,700,000 shares of our common stock. If General Atlantic and Tiger purchase shares in this offering, we anticipate that, upon completion of this offering, General Atlantic and Tiger could each hold shares representing more than 10% of our common stock.

Each of General Atlantic and Tiger has agreed that, in the event it purchases any shares in this offering, it will not, without our prior written consent, transfer or dispose of, directly or indirectly, any of its shares of our common stock or securities convertible into or exchangeable or exercisable for our shares, for a period of 18 months.

If General Atlantic purchases a significant amount of shares of common stock in this offering, it has expressed an interest in submitting to our nominating and corporate governance committee a director nominee to be considered for appointment by our board of directors after completion of this offering.

We and the selling stockholders have each agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have been approved to list our common stock on the Nasdaq Global Market under the symbol “MELI.”

In connection with the offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in the offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of the offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, it may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price of the common stock, we and the representatives of the underwriters considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives of the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets, and the initial public offering market in particular, at the time of the offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.

Neither we, nor the selling stockholders, nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares of our common stock to the public in that Relevant Member State may be made prior to the publication of a prospectus in relation to our common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our common shares may be made to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This offering is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules because certain affiliates of J.P. Morgan Securities Inc., one of the underwriters, own 10% or more of our outstanding capital stock. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Merrill Lynch, Pierce, Fenner and Smith Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Merrill Lynch, Pierce, Fenner and Smith Incorporated. We have agreed to reimburse Merrill Lynch, Pierce, Fenner and Smith Incorporated as qualified independent underwriter against certain liabilities under the Securities Act.

The underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Alberto Delgado, a Principal of CCMP Capital Partners LLC, a former affiliate of J.P. Morgan Securities Inc., served as a director of our company pursuant to the stockholders agreement described in “Certain relationships and related transactions.” J.P. Morgan Securities Inc. is an affiliate of J.P. Morgan Partners (BHCA), L.P., which owns 14.9% of our common stock and is a selling stockholder in this offering.

In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or its customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Each of the underwriters has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activities (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended), or FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares of common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares of common stock have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares of common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

For purposes of Brazilian securities law, this offer of common stock is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

Legal matters

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Hunton & Williams LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The financial statements at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in this registration statement have been so included in reliance on the report of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The combined statements of operations, changes in net investment and cash flows of DeRemate Operations for the ten-month period ended October 31, 2005 included in this registration statement have been so included in reliance on the report of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Additional information

We have filed a registration statement on Form S-1 with the SEC under the Securities Act for the common stock we are offering pursuant to this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. For additional information you should refer to the registration statement and its exhibits and schedules. No reference is hereby made to such omitted information. Whenever we refer in this prospectus to our contracts, agreements or other documents, the reference is not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete the offering, we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain copies of these documents upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Our website is www.mercadolibre.com. Information on our website should not be considered a part of this prospectus.

Mercadolibre Inc.

Consolidated Balance Sheets

as of March 31, 2007 and December 31, 2006

	March 31, 2007	December 31, 2006

	(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$6,390,163	$7,143,027
Short-term investments	7,736,592	6,320,656
Accounts receivable	2,430,730	1,983,003
Funds receivable from customers	9,944,735	10,188,712
Prepaid expenses	807,132	333,570
Deferred tax assets	2,776,920	2,904,558
Other current assets	293,981	246,352

Total current assets	30,380,253	29,119,878

Non-current assets:
Long-term investments	1,437,402	—
Property and equipment, net	3,076,521	2,931,470
Goodwill and intangible assets, net	21,707,341	21,342,315
Deferred tax assets	465,795	390,820
Other assets	111,287	28,089

Total non-current assets	26,798,346	24,692,694
Total assets	$57,178,599	$53,812,572

Liabilities and Shareholders’ Deficit

Current liabilities:
Accounts payable and accrued expenses	$6,605,771	$5,708,682
Funds payable to customers	8,493,490	9,085,013
Social security payable	3,423,901	2,722,874
Taxes payable	1,966,552	1,735,975
Loans payable	256,076	97,527
Provisions	16,563	310,848

Total current liabilities	20,762,353	19,660,919

Non-current liabilities:
Loans payable	9,000,000	9,000,000
Other liabilities	2,417,652	1,803,315

Total non-current liabilities	11,417,652	10,803,315
Total liabilities	32,180,005	30,464,234

Commitments and contingencies (Note 7)

Mandatorily redeemable convertible preferred stock, $0.01 par value, 45,600,000 shares authorized, 27,187,838 shares issued and outstanding at March 31, 2007 and December 31, 2006; liquidation amount: $78,334,161 at March 31, 2007 and December 31, 2006	64,200,264	64,076,545

Shareholders’ deficit:

Common stock, $0.01 par value, 108,800,000 shares authorized, 13,375,982 and 13,166,982 shares issued and outstanding at March 31, 2007 and December 31, 2006	133,760	131,670
Additional paid-in capital	2,576,410	2,694,404
Accumulated deficit	(43,062,670)	(44,054,817)
Accumulated other comprehensive income	1,150,830	500,536

Total shareholders’ deficit	(39,201,670)	(40,728,207)

Total liabilities, mandatorily redeemable convertible preferred stock and shareholders’ deficit	$57,178,599	$53,812,572

The accompanying notes are an integral part of these condensed consolidated financial statements.

Mercadolibre Inc.

Consolidated statements of operations

for the three months ended March 31, 2007 and 2006

(unaudited)

	Three Months Ended March 31,
	2007	2006

Net revenues	$16,459,337	$10,989,133
Cost of net revenues	(3,575,535)	(2,516,296)

Gross profit	12,883,802	8,472,837

Operating expenses:
Product and technology development	(973,620)	(705,504)
Sales and marketing	(6,316,397)	(5,056,974)
General and administrative	(2,675,116)	(1,923,262)

Total operating expenses	(9,965,133)	(7,685,740)

Income from operations	2,918,669	787,097

Other income (expenses):
Interest income	97,717	41,765
Interest expense and other financial charges	(447,666)	(395,979)
Foreign currency (loss) gain	(404,774)	108,118
Other expenses, net	(284,637)	(80,086)

Net income before income / asset tax expense	1,879,309	460,915

Income / asset tax expense	(885,122)	(350,573)

Net income	$994,187	$110,342

Accretion of preferred stock	(123,719)	(123,719)

Net income / (loss) available to common shareholders	$870,468	$(13,377)

Net income / (loss) per share:
Basic and Diluted	$0.02	$(0.00)

Weighted average shares
Basic and Diluted	13,375,482	13,114,575

The accompanying notes are an integral part of these condensed consolidated financial statements.

Mercadolibre Inc.

Consolidated Statements of Changes in Shareholders’ Deficit

for the three months ended March 31, 2007 and 2006 (unaudited)

	Comprehensive income	Common stock		Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive income (loss)
		Shares	Amount				Total

Balance as of December 31, 2005		13,095,863	$130,959	$3,149,663	$(45,126,900)	$(560,542)	$(42,406,820)

Stock options exercised		42,695	427	5,939			6,366
Stock-based compensation				7,427			7,427
Accretion of mandatorily redeemable convertible preferred stock				(123,719)			(123,719)
Net income	110,342				110,342		110,342
Currency translation adjustment	783,758					783,758	783,758
Unrealized net gains on investments	31,699					31,699	31,699

Comprehensive income	925,799

Balance as of March 31, 2006		13,138,558	$131,386	$3,039,310	$(45,016,558)	$254,915	$(41,590,947)

Stock options exercised		28,424	284	457			741
Stock-based compensation				25,796			25,796
Accretion of mandatorily redeemable convertible preferred stock				(371,159)			(371,159)
Net income	961,741				961,741		961,741
Currency translation adjustment	359,084					359,084	359,084
Unrealized net gains on investments	70,631					70,631	70,631
Realized net gain on investments	(184,094)					(184,094)	(184,094)

Comprehensive income	1,207,362

Balance as of December 31, 2006		13,166,982	$131,670	$2,694,404	$(44,054,817)	$500,536	$(40,728,207)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Mercadolibre Inc.

Consolidated Statements of Changes in Shareholders’ Deficit

for the three months ended March 31, 2007 and 2006 (unaudited)

	Comprehensive income	Common stock		Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total
		Shares	Amount

Balance as of December 31, 2006		13,166,982	$131,670	$2,694,404	$(44,054,817)	$500,536	$(40,728,207)

Shares issued in 2000 and 2001(1)		204,000	2,040		(2,040)		—
Stock options exercised		5,000	50	—			50
Stock-based compensation				5,725			5,725
Accretion of mandatorily redeemable convertible preferred stock				(123,719)			(123,719)
Net income	994,187				994,187		994,187
Currency translation adjustment	635,472					635,472	635,472
Unrealized net gains on investments	14,822					14,822	14,822

Comprehensive income	1,644,481

Balance as of March 31, 2007		13,375,982	$133,760	$2,576,410	$(43,062,670)	$1,150,830	$(39,201,670)

(1)	These shares were issued in 2000 and 2001, but were not recorded until 2007. The amounts are immaterial to revise prior years financial statements.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Mercadolibre Inc.

Consolidated Statements of Cash Flows

for the three months ended March 31, 2007 and 2006 (unaudited)

	Three Months Ended March 31,
	2007	2006

Cash flows from operations:
Net income	$994,187	$110,342

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	534,556	469,584
Interest expense	157,500	210,000
Realized gains on investments	(13,742)	—
Unrealized gains on investments	(57,146)	—
Stock-based compensation expense	5,725	7,427
Change in fair value of warrants	284,637	80,086
Deferred income taxes	44,682	(108,372)

Changes in assets and liabilities:
Accounts receivable	(447,727)	125,333
Funds receivable from customers	243,977	(1,698,807)
Prepaid expenses	(473,562)	(164,454)
Other assets	(130,827)	(522,783)
Accounts payable	1,828,693	949,836
Funds payable to customers	(591,523)	359,814
Provisions	(294,285)	(736,648)
Other liabilities	329,700	158,113

Net cash provided by (used in) operating activities	2,414,845	(760,529)

Cash flows from investing activities:
Purchase of investments	(4,904,402)	—
Proceeds from sale of investments	2,144,755	—
Purchase of intangible assets	(20,179)	(80,110)
Purchases of property and equipment	(568,313)	(554,068)

Net cash used in investing activities	(3,348,139)	(634,178)

Cash flows from financing activities:
Increase in short term debt	1,050	—
Decrease in short term debt	—	(274)
Stock options exercised	50	6,366

Net cash provided by financing activities	1,100	6,092

Effect of exchange rate changes on cash and cash equivalents	179,330	114,938

Net decrease in cash and cash equivalents	(752,864)	(1,273,677)
Cash and cash equivalents, beginning of year	7,143,027	8,979,838

Cash and cash equivalents, end of period	$6,390,163	$7,706,161

Supplemental cash flow information:
Cash paid for income taxes	$758,583	$446,219

Non-cash financing activities:
Accretion of preferred stock—dividends	$123,719	$123,719

The accompanying notes are an integral part of these condensed consolidated financial statements.

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)

1. Nature of Business

MercadoLibre Inc. (the “Company”) is a marketplace manager. The Company’s mission is to build an online marketplace that enables practically anyone to trade almost anything in Latin America, making inefficient markets more efficient.

Traditional offline marketplaces can be inefficient because i) they are fragmented and regional, ii) offer a limited variety and breadth of goods, iii) have high transaction costs, and iv) are information inefficient. The Company makes these inefficient marketplaces more efficient because i) its community of users can easily and inexpensively communicate and complete transactions, ii) its marketplace includes a very wide variety and selection of goods, and iii) it brings buyers and sellers together for much lower fees than traditional intermediaries. The Company attracts buyers by offering selection, value, convenience and entertainment, and sellers by offering access to broad markets, efficient marketing and distribution costs, ability to maximize prices and opportunity to increase sales.

The Company pioneered online trading in the region by developing a Web-based community in which buyers and sellers are brought together to browse, buy and sell items such as computers, electronics, collectibles, automobiles and a host of practical and miscellaneous items. The Company’s trading platform is a fully automated, topically arranged, intuitive, and easy-to-use online service that is available 24 hours-a-day, seven-days-a-week. The Company’s platform supports a fixed price format in which sellers and buyers trade items at a fixed price established by sellers, and an auction format in which sellers list items for sale and buyers bid on items of interest.

Providing more efficient and effective payment methods from buyers to sellers is essential to creating a faster, easier and safer online trading experience. Traditional payment methods such as bank deposits and cash on delivery present various obstacles to the online trading experience, including lengthy processing time, inconvenience and high costs. The Company addressed this opportunity through the introduction in 2004 of MercadoPago, an integrated online payments solution. MercadoPago was designed to facilitate transactions on the MercadoLibre Marketplace by providing an escrow mechanism that enables users to securely, easily and promptly send and receive payments online, and has experienced consistent growth since its launch.

In 2004, the Company introduced an online classified advertisements service platform for motor vehicles, vessels and aircrafts. Buyers usually require a physical inspection of these items or specific types of interaction before completing a transaction, and therefore a classified advertisements service is better suited for these types of items than the traditional online purchase method. For these items, buyers can search by make, model, year and price, and sellers can list their phone numbers and receive prospective buyers’ e-mail addresses, in order to allow for instant and direct communication between sellers and potential buyers. During 2005, the classified advertisements service platform was expanded to include real estate.

During 2006, the Company launched several initiatives to improve its platform, and expand its reach. Particularly relevant were the launch of a new platform for eShops, to attract lower

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

rotation items and increase the breadth of products offered, the introduction of user generated information guides for buyers, that improve the shopping experience, and the expansion of the online classifieds model by adding a services category. In terms of geographic expansion, the Company launched sites in Costa Rica, the Dominican Republic, and Panama.

As of March 31, 2007, the Company, through its wholly owned subsidiaries, operated online trading platforms directed towards Argentina, Brazil, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, Mexico, Panama, Peru, Uruguay and Venezuela, and online payments solutions directed towards Argentina, Brazil, Mexico and Venezuela.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Substantially all revenues and operating costs are generated in the Company’s foreign operations, amounting to approximately 99% and 98% of the consolidated totals during the three months ended March 31, 2007 and 2006, respectively. Long-lived assets located in the foreign operations totaled $23,276,318 and $22,602,151 as of March 31, 2007 and December 31, 2006, respectively. Cash and cash equivalents as well as short-term investments, totaling $14,126,755 and $13,463,683 at March 31, 2007 and December 31, 2006, respectively, are mainly located in the United States.

These unaudited interim financial statements reflect the Company’s consolidated financial position as of March 31, 2007 and December 31, 2006. These statements also show the Company’s consolidated statement of operations, its consolidated statement of shareholders’ deficit and its consolidated statement of cash flows for the three months ended March 31, 2007 and 2006. These statements include all normal recurring adjustments that Management believes are necessary to fairly state the Company’s financial position, operating results and cash flows. Because all of the disclosures required by generally accepted accounting principles in the United States of America for annual consolidated financial statements are not included herein, these interim financial statements should be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2006, included in the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 11, 2007. The condensed consolidated statements of income, shareholder’s deficit and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

expenses during the reporting period. Estimates are used for, but not limited to accounting for allowance for doubtful accounts, depreciation, amortization, impairment and useful lives of long-lived assets, recognition of current and deferred income taxes and contingencies. Actual results could differ from those estimates.

Uncertainty in Income Taxes

On January 1, 2007 the Company adopted Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation clarifies the accounting for uncertain tax positions recognized in a company’s financial statements in accordance with Statement 109. FIN 48 prescribes a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. The adoption of FIN 48 had no significant impact on the Company’s condensed consolidated financial statements.

Recent Accounting Pronouncements

1. Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the impact that the adoption of SFAS 157 will have on the Company’s condensed consolidated financial statements.

2. Fair value for Financial Assets and Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”) which is effective for fiscal years beginning after November 15, 2007.

This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The adoption of SFAS 159 will not have any material impact on the Company’s condensed consolidated financial statements.

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

3. Net income / (loss) per share

Basic earnings (losses) per share for the Company’s common stock is computed by dividing net income / (loss) available to common shareholders attributable to common stock for the period by the weighted average number of common shares outstanding during the period.

Net income / (loss) available to common shareholders is computed by deducting from net income (or by increasing net loss) accretion of preferred stock.

The Company’s mandatorily redeemable convertible preferred stock is a participating security. Accordingly, net income for the three months ended March 31, 2007, was allocated between common stock and preferred stock under the “two class method” for purposes of computing basic earnings per share.

Diluted earnings per share for the Company’s common stock assume the exercise of outstanding stock options under the Company’s stock based employee compensation plans. For diluted earnings per common share, net income was also allocated between common stock and preferred stock under the “two class method” because assuming that mandatorily redeemable convertible preferred stock is fully converted into common stock would result in the same dilutive effect.

The following table shows how net income is allocated using the two-class method for earnings per common share:

	Three months ended March 31,
	2007	2006
	Basic and Diluted	Basic and Diluted

Net income	$994,187	$110,342
Accretion of preferred stock	(123,719)	(123,719)

Net income (loss) available to common shareholders	$870,468	$(13,377)

Net income available to common shareholders attributable to preferred stock	(583,437)	—

Net income (loss) available to common shareholders attributable to common stock	$287,031	$(13,377)

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

Net income / (loss) per share of common stock is as follows for the three months ended March 31, 2007 and 2006:

	Three months ended March 31,
	2007	2006
	Basic and Diluted	Basic and Diluted

Net income / (loss) available to common shareholders per common share	$0.02	$(0.00)

Numerator:
Net income / (loss) available to common shareholders	$287,031	$(13,377)

Denominator:
Weighted average of common stock outstanding for Basic and Diluted earnings per share	13,375,482	13,114,575

The calculation of diluted net income / (loss) per share excludes all anti-dilutive shares. For the three months ended March 31, 2007 and 2006, the numbers of anti-dilutive shares are as follows:

	Three months ended March 31,
	2007	2006

Anti-dilutive shares
Warrants	184,272	184,272
Options	628,081	673,431

	812,353	857,703

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

4. Goodwill and Intangible Assets

The composition of goodwill and intangible assets is as follows:

	March 31,	December 31,
	2007	2006

Indefinite lived assets
—Goodwill	$21,018,326	$20,572,792

Amortizable intangible assets
—Trademarks & Licenses	1,344,278	1,333,321
—Non-compete agreement	631,584	605,706
—Customer list	538,153	524,172

Total intangible assets	$23,532,341	$23,035,991
Accumulated amortization	(1,825,000)	(1,693,676)

	$21,707,341	$21,342,315

Goodwill

The changes in the carrying amount of goodwill for the three months ended March 31, 2007 and the year ended December 31, 2006, are as follows:

	Three Month Ended March 31, 2007
	Marketplaces
	Brazil	Mexico	Other Countries	Total

Balance, beginning of period	$10,233,062	$4,911,840	$5,427,890	$20,572,792
—Effect of exchange rates changes	437,191	(77,874)	86,217	445,534

Balance, end of period	$10,670,253	$4,833,966	$5,514,107	$21,018,326

	Year Ended December 31, 2006
	Marketplaces
	Brazil	Mexico	Other Countries	Total

Balance, beginning of year	$9,346,899	$4,987,323	$5,323,575	$19,657,797
—Effect of exchange rates changes	886,163	(75,483)	104,315	914,995

Balance, end of year	$10,233,062	$4,911,840	$5,427,890	$20,572,792

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

Amortizable intangibles assets

Amortizable intangible assets are comprised of customer lists and user base, trademarks and trade names, acquired software licenses and other acquired intangible assets including a non-compete agreement and developed technologies. Aggregate amortization expense for intangible assets totaled $100,351 and $138,030 for the three months ended March 31, 2007 and 2006, respectively.

Expected future intangible asset amortization from acquisitions completed as of March 31, 2007 is as follows:

For year ended 12/31/2007 (remaining nine month)	$288,987
For year ended 12/31/2008	228,325
For year ended 12/31/2009	114,148
Thereafter	57,555

$689,015

5. Segments

Reporting segments are based upon the Company’s internal organization structure, the manner in which the Company’s operations are managed, the criteria used by the Company’s chief operating decision-maker to evaluate segment performance, the availability of separate financial information, and overall materiality considerations.

The Marketplace segments include Brazil, Argentina, Mexico and Other countries (Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, Panama, Peru, Uruguay and Venezuela) online marketplaces commerce platforms. The Payments segment includes the Company’s regional payments platform consisting of our business of MercadoPago.

Direct contribution consists of revenues less direct costs. Direct costs include specific costs of net revenues, sales and marketing expenses, and general and administrative expenses over which segment managers have direct discretionary control, such as advertising and marketing programs, customer support expenses, bank charges, allowances for doubtful accounts, authorized credits and transaction losses.

Expenses over which segment managers do not currently have discretionary control, such as certain technology and general and administrative costs, are monitored by management through shared cost centers and are not evaluated in the measurement of segment performance.

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

The following tables summarize the financial performance of the Company’s reporting segments:

	Three Months Ended March 31, 2007
	Marketplaces
	Brazil	Argentina	Mexico	Other Countries	Total	Payments	Consolidated

Net revenues	$7,698,921	$2,208,004	$2,181,836	$2,106,070	$14,194,831	$2,264,506	$16,459,337
Direct costs	(5,078,637)	(1,226,086)	(1,368,055)	(1,367,392)	(9,040,170)	(2,044,293)	(11,084,463)

Direct contribution	2,620,284	981,918	813,781	738,678	5,154,661	220,213	5,374,874
Operating expenses and indirect costs of net revenues							(2,456,205)

Income from operations							2,918,669

Other income (expenses):
Interest income							97,717
Interest expense and other financial results							(447,666)
Foreign exchange							(404,774)
Other expenses, net							(284,637)

Net income before income / asset tax expense							$1,879,309

	Three Months Ended March 31, 2006
	Marketplaces
	Brazil	Argentina	Mexico	Other Countries	Total	Payments	Consolidated

Net revenues	$5,823,967	$1,319,645	$1,355,783	$1,082,302	$9,581,697	$1,407,436	$10,989,133
Direct costs	(4,184,546)	(965,979)	(1,131,679)	(860,119)	(7,142,323)	(1,323,354)	(8,465,677)

Direct contribution	1,639,421	353,666	224,104	222,183	2,439,374	84,082	2,523,456
Operating expenses and indirect costs of net revenues							(1,736,359)

Income from operations							787,097

Other income (expenses):
Interest income							41,765
Interest expense and other financial results							(395,979)
Foreign exchange							108,118
Other expenses, net							(80,086)

Net income before income / asset tax expense							$460,915

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

The following table summarizes the allocation of net revenues based on geography:

	Three Months Ended March 31,
	2007	2006

Brazil	$9,379,577	$6,799,188
Argentina	2,422,945	1,488,110
Mexico	2,430,136	1,564,713
Other countries	2,226,679	1,137,122

Total net revenues	$16,459,337	$10,989,133

The following table summarizes the allocation of the long-lived tangible assets based on geography:

	March 31, 2007	December 31, 2006

US long-lived tangible assets	$1,491,073	$1,578,122

Other countries long-lived tangible assets
Argentina	971,026	827,438
Brazil	557,995	459,978
Mexico	36,913	43,542
Other countries	19,514	22,390

	$1,585,448	$1,353,348

Total long-lived tangible assets	$3,076,521	$2,931,470

The following table summarizes the allocation of the goodwill and intangible assets based on geography:

	March 31, 2007	December 31, 2006

US intangible assets	$127,758	$121,602

Other countries goodwill and intangible assets
Argentina	310,218	379,785
Brazil	10,772,651	10,341,961
Mexico	4,899,005	4,982,529
Rest	5,597,709	5,516,438

	$21,579,583	$21,220,713

Total goodwill and intangible assets	$21,707,341	$21,342,315

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

6. Stock Option Plan

In October 1999, the Company adopted the 1999 Stock Option Plan (the “Plan”). At March 31, 2007, the Company has reserved 4,732,400 shares of Class A Common Stock for issuance under the Plan. Awards granted under the Plan are at the discretion of the Company’s Board of Directors and may be in the form of either incentive or nonqualified stock options. Options granted under the Plan generally vest over a three to four year period and expire ten years after the date of grant. At March 31, 2007, there are 296,437 shares of Class A Common stock available for additional awards under the Plan.

Up to December 31, 2005, when options were granted to employees, a non-cash charge representing the difference between the exercise price and the fair market value of the common stock underlying the options on the date of grant was recorded as reduction of shareholders’ equity and amortized over the vesting period.

On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R) requiring the recognition of compensation expense based upon the grant date fair value of its stock-based compensation awards.

Stock-based compensation expense related to stock options and employee stock purchases for the three months ended March 31, 2007 and 2006 was allocated as follows:

	Three Months Ended March 31,
	2007	2006

Product and technology development	$1,152	$2,185
Sales and marketing	2,568	4,871
General and administrative	2,005	371

Total	$5,725	$7,427

The effect of adopting SFAS No. 123(R) per basic and per diluted share for the three months ended March 31, 2007 and 2006, is not material.

In accordance with SFAS No. 123(R), the Company uses the Black-Scholes option pricing model to measure the fair value of its option awards granted after January 1, 2006. The Black-Scholes model requires the input of highly subjective assumptions including volatility, expected term, risk-free interest rate and dividend yield. In 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB No. 107”) which provides supplemental implementation guidance for SFAS No. 123(R). Since the Company has no history of volatility, the expected volatility is based on the historical volatilities of similar entities’ common stock over the most recent period commensurate with the estimated expected term of the awards. The expected term of an award is based on the “simplified” method allowed by SAB No. 107, whereby the expected term is equal to the midpoint between the vesting date and the end of the contractual term of the award. The risk-free interest rate is based on the rate on U.S. Treasury zero coupon issues with maturities consistent with the estimated expected term of the awards. The Company has not paid dividends

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

and does not anticipate paying a dividend in the foreseeable future and accordingly, uses an expected dividend yield of zero.

There was no granting during the three months ended March 31, 2007.

The following weighted-average assumptions were used in estimating the fair value of options for the three months ended March 31, 2006:

—Stock price volatility: 36%

—Expected term: 7 years

—Risk-free interest rate: 6%

The weighted-average grant date fair value of options granted during the three months period ended March 31, 2006 was $2.93.

Stock-based compensation expense recognized is based on the estimated portion of the awards that are expected to vest. The Company also estimated expected forfeitures of stock options upon adoption of SFAS 123(R). In developing a forfeiture rate estimate, Management considered its historical experience and expectations. Actual forfeiture activity may differ from the estimated forfeiture rate.

Stock option activity, for the three months period ended March 31, 2007, is as follows:

	Number of Options	Weighted- average exercise price

Outstanding, beginning of year	633,331	$0.33
Lapsed	(750)	0.01
Exercised	(5,000)	0.01

Outstanding, end of period	627,581	0.33

Exercisable, end of period	589,651	$0.23

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

		Outstanding	Exercisable
Exercise price	Number of options	Weighted- average remaining contractual life (years)	Number of options

$0.01	471,074	0.09	462,200
$0.75	65,000	—	65,000
$1.00	35,000	—	35,000
$1.50	46,007	1.94	23,451
$3.00	4,000	—	4,000
$6.00	6,500	3.43	—

	627,581	0.25	589,651

Weighted average Exercise Price
—Options outstanding			$0.33
—Options exercisable			$0.23

7. Commitments and Contingencies

Litigation and Other Legal Matters

At the beginning of 2007, the Brazilian subsidiary of the Company had 60 cases in litigation in ordinary courts, 4 of which (QIX Skateboards Industria e Comercio Ltda., Editora COC Empreendimentos Culturais Ltda., Vintage Denim Ltda. (“Vintage”) and Barros, Fischer e Associados Ltda. (“Barros, Fischer”) were related to alleged intellectual property infringement. As of March 31, 2007, the Brazilian subsidiary of the Company was sued in 18 cases in ordinary courts. In most of these cases the plaintiffs asserted that the Company was responsible for fraud committed against them, or responsible for damages suffered when purchasing an item on the website, when using MercadoPago, or when the Company invoiced them. One of the lawsuits was related to alleged intellectual property infringement, filed by Fallms Distribuição de Fitas Ltda. (“Fallms”) and by Nacional Distribuidora de Fitas Ltda. (“100% Nacional”) alleging that the Brazilian subsidiary was infringing its intellectual property rights as a result of users selling unauthorized copies of their copyrighted movies through the Brazilian web site and by using their trademark “Brasileirinhas” on such copies.

As of March 31, 2007, 79 legal actions were still in litigation in the Brazilian ordinary courts. In addition, as of March 31, 2007, the Brazilian subsidiary of the Company received more than 400 legal actions in consumer courts, where a lawyer is not required. In most of the cases, the plaintiffs asserted that the Company was responsible for fraud committed against them, or responsible for damages suffered when purchasing an item on the website, when using MercadoPago, or when the Company invoiced them. As of March 31, 2007, there were more than 900 cases still in litigation in these consumer courts.

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

In February 2007, the claim filed by Barros, Fischer was settled. In order to settle the case, no consideration was paid to plaintiff and the parties agreed to establish procedures to protect Barros, Fischer’s intellectual property rights based on the notice and take down of alleged infringing items listed in the Brazilian web site.

As of March 31, 2007 the Company had established reserves of $329,074 to cover 157 legal actions against the Company’s subsidiary in Brazil, and $30,955 to cover some lawsuits against DeRemate Brazil because a loss was considered probable. As of March 31, 2007 no loss amount has been accrued over 682 legal actions in Brazil for the aggregate amount up to $2,654,513 because a loss is not considered probable or estimable.

Other third parties have from time to time claimed, and others may claim in the future, that the Company was responsible for fraud committed against them, or that the Company has infringed their intellectual property rights. The underlying laws with respect to the potential liability of online intermediaries like the Company are unclear in the jurisdictions where the Company operates. Management believes that additional lawsuits alleging that the Company has violated copyright or trademark laws will be filed against the Company. Intellectual property claims, whether meritorious or not, are time consuming and costly to resolve, could require expensive changes in the Company’s methods of doing business, or could require the Company to enter into costly royalty or licensing agreements. The Company may be subject to patent disputes, and be subject to patent infringement claims as the Company’s services expand in scope and complexity. In particular, the Company may face additional patent infringement claims involving various aspects of the Payments businesses.

From time to time, the Company is involved in other disputes or regulatory inquiries that arise in the ordinary course of business. The number and significance of these disputes and inquiries are increasing as the Company’s business expands and the Company grows larger. Any claims or regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources.

Litigation after March 31, 2007

In May 2007, the Company’s Brazilian subsidiary was summoned of a lawsuit filed in March 2007 by Xuxa Promoçoes e Produçoes Artisticas Ltda. The plaintiff, a company owned by “Xuxa”, a popular TV personality in Brazil, alleges that counterfeit copies of one of her CDs and of a movie with her participation as an actress (she owns the copyrights and prohibits the exhibition and sale of it) are being sold on the MercadoLibre platform using her brand name without her consent, arguing that under Brazilian law this constitutes copyright and trademark infringement. During 2007 up to date, the Company’s Brazilian subsidiary was also demanded in 26 other cases in Brazilian ordinary courts and 330 new cases in consumer courts.

Mercadolibre Inc.

Notes to condensed consolidated financial statements (unaudited)(continued)

Other contingencies

As of March 31, 2007 the Company had reserved $182,070 against some tax contingencies identified in some of its subsidiaries.

Operating Leases

The Company has leases for office space in the various countries it operates in. Total rental expense amounted to approximately $168,613 and $103,610 for the three months ended March 31, 2007 and 2006, respectively.

Minimum remaining annual commitments under the non-cancelable operating leases are as follows:

2007 (remaining nine months)	$758,505
2008	393,118
2009	62,240

$1,213,863

Employment Contracts

Certain executive employees are employed under contracts which provide for annual base salaries aggregating to approximately $1,210,000 per year, a performance based bonus, and some fringe benefits. The employment contracts automatically renew annually, if not previously cancelled. All these contracts include clauses which in the event of employment termination without proper reason, require payment of full wages for one year after employment termination.

* * * *

Report of independent registered public accounting firm

To the Board of Directors and

Shareholders of Mercadolibre, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Mercadolibre, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for warrants in 2005.

PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Juan C. Grassi	(Partner)
Juan C. Grassi

Buenos Aires, Argentina

May 11, 2007

Mercadolibre, Inc.

Consolidated balance sheets

as of December 31, 2006 and 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$7,143,027	$8,979,838
Short-term investments	6,320,656	3,411,266
Accounts receivable	1,983,003	2,386,078
Funds receivable from customers	10,188,712	4,162,486
Prepaid expenses	333,570	126,440
Deferred tax assets	2,904,558	619,179
Other current assets	246,352	413,735

Total current assets	29,119,878	20,099,022

Non-current assets:
Property and equipment, net	2,931,470	2,343,623
Goodwill and intangible assets, net	21,342,315	20,564,179
Deferred tax assets	390,820	1,384,650
Other assets	28,089	28,299

Total non-current assets	24,692,694	24,320,751

Total assets	$53,812,572	$44,419,773

Liabilities and Shareholders’ Deficit

Current liabilities:
Accounts payable and accrued expenses	$5,708,682	$2,661,208
Funds payable to customers	9,085,013	4,380,905
Social security payable	2,722,874	1,463,134
Taxes payable	1,735,975	1,391,925
Loans payable	97,527	131,085
Provisions	310,848	870,582

Total current liabilities	19,660,919	10,898,839

Non-current liabilities:
Loans payable	9,000,000	12,000,000
Other liabilities	1,803,315	346,087

Total non-current liabilities	10,803,315	12,346,087
Total liabilities	30,464,234	23,244,926

Commitments and contingencies (Note 14)

Mandatorily redeemable convertible preferred stock, $0.01 par value, 45,600,000 shares authorized, 27,187,838 shares issued and outstanding at December 31, 2006 and 2005; liquidation amount: $78,334,161 at December 31, 2006 and 2005	64,076,545	63,581,667

Shareholders’ deficit:
Common stock, $0.01 par value, 108,800,000 shares authorized, 13,166,982 and 13,095,863 shares issued and outstanding at December 31, 2006 and 2005	131,670	130,959
Additional paid-in capital	2,694,404	3,149,663
Accumulated deficit	(44,054,817)	(45,126,900)
Accumulated other comprehensive income / (loss)	500,536	(560,542)

Total shareholders’ deficit	(40,728,207)	(42,406,820)

Total liabilities, mandatorily redeemable convertible preferred stock and shareholders’ deficit	$53,812,572	$44,419,773

The accompanying notes are an integral part of these consolidated financial statements.

Mercadolibre, Inc.

Consolidated statements of operations

for the three years ended December 31, 2006

	2006	2005	2004

Net revenues	$52,058,890	$28,249,677	$12,663,332
Cost of net revenues	(12,085,648)	(6,138,732)	(2,489,608)

Gross profit	39,973,242	22,110,945	10,173,724

Operating expenses:
Product and technology development	(3,066,304)	(2,186,220)	(1,329,552)
Sales and marketing	(23,358,510)	(14,732,310)	(9,130,800)
General and administrative	(8,150,499)	(4,380,553)	(3,062,785)

Total operating expenses	(34,575,313)	(21,299,083)	(13,523,137)

Income / (Loss) from operations	5,397,929	811,862	(3,349,413)

Other income (expenses):
Interest income	520,508	351,779	1,245,793
Interest expense and other financial charges	(1,743,315)	(456,430)	(329,279)
Foreign currency (loss) gain	(391,981)	250,432	211,146
Other expenses, net(1)(2)	(1,468,220)	(292,173)	(19,876)

Net income / (loss) before income / asset tax and cumulative effect of change in acounting principle	2,314,921	665,470	(2,241,629)

Income / asset tax (expense) benefit	(1,242,838)	1,369,362	35,611

Net income / (loss) before cumulative effect of change in acounting principle	1,072,083	2,034,832	(2,206,018)

Cumulative effect of change in acounting principle(1)	—	319,304	—

Net income / (loss)	$1,072,083	$2,354,136	$(2,206,018)

Accretion of preferred stock	(494,878)	(494,878)	(494,878)

Net income / (loss) available to common shareholders	$577,205	$1,859,258	$(2,700,896)

The accompanying notes are an integral part of these consolidated financial statements.

Mercadolibre, Inc.

Consolidated statements of operations (continued)

for the three years ended December 31, 2006

	2006	2005	2004

Basic EPS
Basic net income (loss) available to common shareholders before cumulative effect of change in accounting principle per common share	$0.01	$0.04	$(0.21)
Cumulative effect of change in accounting principle per common share	—	0.01	—

Basic net income (loss) available to common shareholders per common share	$0.01	$0.05	$(0.21)

Weighted average shares	13,149,139	13,065,496	12,739,980

Diluted EPS
Diluted net income (loss) before cumulative effect of change in accounting principle per common share		$0.04
Cumulative effect of change in accounting principle per common share		0.01

Diluted net income (loss) per common share		$0.05

Weighted average shares		13,671,359

(1)	For the year ended December 31, 2005, represents the impact of the adoption of Staff Position 150-5, Issuer’s Accounting under Financial Accounting Standards Board (FASB) Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). Pursuant to FSP 150-5, the Company is required to classify its outstanding warrants to purchase mandatorily redeemable convertible preferred stock as a liability on the consolidated balance sheet and record adjustments to their fair value in the consolidated statements of operations at the end of each reporting period. For the year ended December 31, 2005, the impact of the change in accounting principle, net of tax, was to increase net income by $169,594, consisting of a $319,304 cumulative effect adjustment for the change in accounting principle as of July 1, 2005, when the Company adopted FSP 150-5, and $149,710 of expense that was recorded in other expenses, net to reflect the increase in fair value between July 1, 2005 and December 31, 2005. The warrants are subject to revaluation at each balance sheet date and any change in fair value will be recognized as a component of other expenses, net, until the exercise of the warrants.

(2)	For the year ended December 31, 2006, the Company recorded in other expenses, net $825,095, of expense to reflect the after tax increase in fair value between December 31, 2005 and December 31, 2006.

The accompanying notes are an integral part of these consolidated financial statements.

Mercadolibre, Inc.

Consolidated statements of changes in shareholders’ deficit

for the three years ended December 31, 2006

	Comprehensive income (loss)	Common stock		Additional paid-in capital	Preferred stock warrants	Unearned stock-based compensation	Accumulated deficit	Accumulated other comprehensive income (loss)
		Shares	Amount						Total

Balance as of December 31, 2003		12,278,072	$122,781	$4,114,717	$582,000	$(18,824)	$(45,275,018)	$(389,365)	$(40,863,709)

Stock options exercised		735,137	7,351	18,000					25,351
Issuance of stock options				118		(118)			—
Forfeiture of stock options				(1,592)		1,592			—
Stock-based compensation						17,350			17,350
Accretion of mandatorily redeemable convertible preferred stock				(494,878)					(494,878)
Net loss	(2,206,018)						(2,206,018)		(2,206,018)
Currency translation adjustment	406,946							406,946	406,946
Unrealized net gains on investments	46,195							46,195	46,195
Realized net gain on investments	(1,015,838)							(1,015,838)	(1,015,838)

Comprehensive loss	(2,768,715)

Balance as of December 31, 2004		13,013,209	$130,132	$3,636,365	$582,000	$—	$(47,481,036)	$(952,062)	$(44,084,601)

Stock options exercised		82,654	827	8,176					9,003
Reclassification of warrants to liabilities					(582,000)				(582,000)
Accretion of mandatorily redeemable convertible preferred stock				(494,878)					(494,878)
Net income	2,354,136						2,354,136		2,354,136
Currency translation adjustment	499,916							499,916	499,916
Unrealized net gains on investments	75,044							75,044	75,044
Realized net gain on investments	(183,440)							(183,440)	(183,440)

Comprehensive income	2,745,656

Balance as of December 31, 2005		13,095,863	$130,959	$3,149,663	$—	$—	$(45,126,900)	$(560,542)	$(42,406,820)

The accompanying notes are an integral part of these consolidated financial statements.

Mercadolibre, Inc.

Consolidated statements of changes in shareholders’ deficit

for the three years ended December 31, 2006

	Comprehensive income	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
		Shares	Amount

Balance as of December 31, 2005		13,095,863	$130,959	$3,149,663	$(45,126,900)	$(560,542)	$(42,406,820)

Stock options exercised		71,119	$711	6,396			7,107
Stock-based compensation				33,223			33,223
Accretion of mandatorily redeemable convertible preferred stock				(494,878)			(494,878)
Net income	1,072,083				1,072,083		1,072,083
Currency translation adjustment	1,142,842					1,142,842	1,142,842
Unrealized net gains on investments	102,330					102,330	102,330
Realized net gain on investments	(184,094)					(184,094)	(184,094)

Comprehensive income	2,133,161

Balance as of December 31, 2006		13,166,982	$131,670	$2,694,404	$(44,054,817)	$500,536	$(40,728,207)

The accompanying notes are an integral part of these consolidated financial statements.

Mercadolibre, Inc.

Consolidated statements of cash flows

for the three years ended December 31, 2006

	2006	2005	2004

Cash flows from operations:
Net income (loss)	$1,072,083	$2,354,136	$(2,206,018)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,016,939	1,572,497	1,084,483
Interest expense	96,833	128,333	—
Realized gains on investments	(184,094)	(183,440)	(1,015,838)
Unrealized gains on investments	(46,926)	—	—
Stock-based compensation expense	33,223	—	17,350
Cumulative effect of change in accounting principle	—	(319,304)	—
Change in fair value of warrants	1,269,377	230,323	—
Deferred income taxes	(1,291,549)	(2,003,829)	—
Changes in assets and liabilities:
Accounts receivable	403,075	(645,644)	(989,226)
Funds receivable from customers	(6,026,226)	(2,704,002)	(1,458,484)
Prepaid expenses	(207,130)	(91,926)	(13,297)
Other assets	167,593	218,933	467,917
Accounts payable	4,651,264	1,957,580	1,102,696
Funds payable to customers	4,704,108	2,869,190	1,511,715
Provisions	(559,734)	308,146	(15,087)
Other liabilities	59,518	(252,389)	(4)

Net cash provided by (used in) operating activities	6,158,354	3,438,604	(1,513,793)

Cash flows from investing activities:
Purchase of investments	(4,944,956)	—	(89,350)
Proceeds from sale of investments	2,184,822	1,106,712	9,562,987
Payment for purchase of DeRemate, net of cash acquired	—	(12,141,243)	—
Purchase of intangible assets	(346,365)	(548,886)	(217,630)
Purchases of property and equipment	(2,097,555)	(1,455,717)	(1,904,390)

Net cash (used in) provided by investing activities	(5,204,054)	(13,039,134)	7,351,617

Cash flows from financing activities:
Increase in short term debt	—	2,335	277
Decrease in short term debt	(2,058)	—	—
Loans received	—	12,000,000	—
Loans paid	(3,000,000)	—	—
Stock options exercised	7,107	9,003	25,351

Net cash (used in) provided by financing activities	(2,994,951)	12,011,338	25,628

Effect of exchange rate changes on cash and cash equivalents	203,840	(455,328)	(157,901)

Net (decrease) increase in cash and cash equivalents	(1,836,811)	1,955,480	5,705,551
Cash and cash equivalents, beginning of year	8,979,838	7,024,358	1,318,807

Cash and cash equivalents, end of year	$7,143,027	$8,979,838	$7,024,358

The accompanying notes are an integral part of these consolidated financial statements.

Mercadolibre, Inc.

Consolidated statements of cash flows (continued)

for the three years ended December 31, 2006

	2006	2005	2004

Supplemental cash flow information:
Cash paid for interest	$851,667	$—	$—
Cash paid for income taxes	$1,916,975	$781,857	$—

Non-cash financing activities:
Accretion of preferred stock—dividends	$494,878	$494,878	$494,878

Acquisition of DeRemate subsidiaries:
Cash and cash equivalents	$—	$168,951	$—
Accounts receivable	—	210,354	—
Prepaid expenses	—	969	—
Other current assets	—	232,092	—

Total assets acquired	—	612,366	—

Accounts payable and accrued expenses	—	175,886	—
Social security payable	—	62,571	—
Other current liabilities	—	42,561	—
Provisions	—	445,754	—

Total liabilities assumed	—	726,772	—

Net assets acquired	—	(114,406)	—

Goodwill	—	12,124,000	—
Customer list		300,600

Purchase price	—	12,310,194	—

Cash and cash equivalents acquired	—	(168,951)	—

Payment for purchase of DeRemate, net of cash acquired	$—	$12,141,243	$—

The accompanying notes are an integral part of these consolidated financial statements.

Mercadolibre, Inc.

Notes to consolidated financial statements

1. Nature of business

MercadoLibre, Inc. (the “Company”) is a marketplace manager. The Company’s mission is to build an online marketplace that enables practically anyone to trade almost anything in Latin America, making inefficient markets more efficient.

Traditional offline marketplaces can be inefficient because i) they are fragmented and regional, ii) offer a limited variety and breadth of goods, iii) have high transaction costs, and iv) are information inefficient. The Company makes these inefficient marketplaces more efficient because i) its community of users can easily and inexpensively communicate and complete transactions, ii) its marketplace includes a very wide variety and selection of goods, and iii) it brings buyers and sellers together for much lower fees than traditional intermediaries. The Company attracts buyers by offering selection, value, convenience and entertainment, and sellers by offering access to broad markets, efficient marketing and distribution costs, ability to maximize prices and opportunity to increase sales.

The Company pioneered online trading in the region by developing a Web-based community in which buyers and sellers are brought together to browse, buy and sell items such as computers, electronics, collectibles, automobiles and a host of practical and miscellaneous items. The Company’s trading platform is a fully automated, topically arranged, intuitive, and easy-to-use online service that is available 24 hours-a-day, seven-days-a-week. The Company’s platform supports a fixed price format in which sellers and buyers trade items at a fixed price established by sellers, and an auction format in which sellers list items for sale and buyers bid on items of interest.

Providing more efficient and effective payment methods from buyers to sellers is essential to creating a faster, easier and safer online trading experience. Traditional payment methods such as bank deposits and cash on delivery present various obstacles to the online trading experience, including lengthy processing time, inconvenience and high costs. The Company addressed this opportunity through the introduction in 2004 of MercadoPago, an integrated online payments solution. MercadoPago was designed to facilitate transactions on the MercadoLibre Marketplace by providing an escrow mechanism that enables users to securely, easily and promptly send and receive payments online, and has experienced consistent growth since its launch.

In 2004, the Company introduced an online classified advertisements service platform for motor vehicles, vessels and aircrafts. Buyers usually require a physical inspection of these items or specific types of interaction before completing a transaction, and therefore a classified advertisements service is better suited for these types of items than the traditional online purchase method. For these items, buyers can search by make, model, year and price, and sellers can list their phone numbers and receive prospective buyers’ e-mail addresses, in order to allow for instant and direct communication between sellers and potential buyers. During 2005, the classified advertisements service platform was expanded to include real estate.

During 2006, the Company launched several initiatives to improve its platform, and expand its reach. Particularly relevant were the launch of a new platform for eShops, to attract lower rotation items and increase the breadth of products offered, the introduction of user generated information guides for buyers, that improve the shopping experience, and the expansion of the

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

online classifieds model by adding a services category. In terms of geographic expansion, the Company launched sites in Costa Rica, the Dominican Republic, and Panama.

As of December 31, 2006, the Company, through its wholly owned subsidiaries, operated online trading platforms directed towards Argentina, Brazil, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, Mexico, Panama, Peru, Uruguay and Venezuela, and online payments solutions directed towards Argentina, Brazil, Mexico and Venezuela.

2. Summary of significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain reclassifications have been made to prior years information to conform to current year presentation.

Substantially all revenues and operating costs are generated in the Company’s foreign operations, amounting to approximately 98%, 98% and 97% of the consolidated totals during 2006, 2005 and 2004, respectively. Long-lived assets located in the foreign operations totaled $22,602,151 and $21,505,596 as of December 31, 2006 and 2005, respectively. Cash and cash equivalents as well as short-term investments, totaling $13,463,683 and $12,391,104 at December 31, 2006 and 2005, respectively, are mainly located in the United States.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to accounting for allowance for doubtful accounts, depreciation, amortization, impairment and useful lives of long-lived assets, recognition of current and deferred income taxes and contingencies. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase, consisting primarily of debt securities and certificates of deposit, to be cash equivalents. Cash equivalents are stated at amortized cost plus accrued interest.

Investments

Securities classified as available-for-sale are recorded at fair market value. Unrealized gains and losses on available-for-sale securities are recorded as accumulated other comprehensive income (loss) as a separate component of shareholders’ deficit. Investments classified as held-to-maturity

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

are recorded at amortized cost with unrealized gains or losses recorded in earnings. As the Company’s investments are available to fund operations and mature in less than one year, all investments are classified as current assets.

Concentration of credit risk

Cash, cash equivalents, investments and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents and investments are placed with financial institutions that management believes are of high credit quality. Accounts receivable are derived from revenue earned from customers located internationally. Accounts receivable balances are settled through customer credit cards, debit cards, and MercadoPago accounts, with the majority of accounts receivable collected upon processing of credit card transactions. The Company maintains an allowance for doubtful accounts receivable and funds receivable from customers based upon its historical experience. Historically, such losses have been within management expectations. However, unexpected or significant future changes in trends could result in a material impact to future statements of income or cash flows. Due to the relatively small dollar amount of individual accounts receivable, the Company generally does not require collateral on these balances. The allowance for doubtful accounts is recorded as a charge to operating expense.

During the years ended December 31, 2006, 2005, and 2004, no customers accounted for more than 10% of net revenues. As of December 31, 2006 and 2005, no customers accounted for more than 10% of net accounts.

Allowance for doubtful accounts

The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Allowances are based upon several factors including, but not limited to, historical experience and the current condition of specific customers.

Funds receivable and funds payable to customers

Funds receivable relate to the Company’s Payments segment and arise due to the time taken to clear transactions through external payment networks. When customers fund their account using their bank account or credit card, there is a period before the cash is received by the Company. Hence, these funds are treated as a receivable until the cash is settled. These funds are presented net of the related allowance for chargebacks.

Funds payable relate also to the Company’s Payments segment and represent amounts due to customers which are held by the Company until the transaction is completed.

Property and equipment, net

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Repairs and maintenance costs are expensed as incurred.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

Costs related to the planning and post implementation phases of website development efforts are recorded as an operating expense. Direct costs incurred in the development phase are capitalized and amortized over an estimated useful life of three years.

Goodwill and intangible assets, net

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment, applying a fair-value based test.

Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. Identifiable intangible assets are comprised of purchased customer lists, trademarks and licenses and non-compete agreements. Identifiable intangible assets are being amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from three to five years.

Impairment of long-lived assets

The Company reviews long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill is reviewed at least annually for impairment. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. No impairments were recognized during the reporting periods.

Revenue recognition

The Company’s net revenues are derived primarily from final value fees calculated as a percentage of the final sales transaction value, from listing fees, from optional feature fees, and from payment services processing fees; and to a much lesser extent, from online advertising.

Revenues are recognized when evidence of an arrangement exists, the fee is fixed or determinable, no significant obligation remains and collection of the receivable is reasonably assured.

Revenues related to final value fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when at least one buyer has bid above the seller’s specified minimum price or reserve price, whichever is higher, or at the seller’s specified fixed price at the end of the transaction term.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

Revenues related to listing fees and optional feature fees are recognized ratably over the estimated period of the auction. Revenues resulting from a payment processing transaction are recognized once the transaction is completed.

Advertising revenues, which are principally derived from the sale of banners or sponsorship on the sites, are recognized as the impressions are delivered.

Stock-Based compensation

Prior to January 1, 2006, the Company accounted for its stock-based compensation using the intrinsic value method of accounting under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). The Company applied the disclosure provisions under Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation and related interpretations” (“SFAS No. 123”) as if fair value method had been applied in measuring compensation expense. As a result, stock-based compensation expense, based upon the fair value method, was included as a pro forma disclosure in the notes to the Company’s consolidated financial statements.

On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”), using the prospective transition method for new awards and to awards modified, repurchased, or cancelled after the required effective date. Under the prospective method, stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company recognizes compensation expense for stock-based compensation awards on a straight-line basis over the requisite service period of the award. See Note 11 for details.

Taxes on revenues

The Company subsidiaries in Brazil, Argentina, Venezuela and Colombia are subject to certain taxes on revenues which are classified as cost of revenues and totaled $2,925,624, $1,598,184 and $661,164 for the years ended December 31, 2006, 2005 and 2004, respectively.

Advertising costs

Advertising costs are expensed as incurred and totaled $13,788,791, $9,103,879 and $6,122,868 for the years ended December 31, 2006, 2005 and 2004, respectively.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of two components, net income (loss) and other comprehensive income (loss), and defined as all other changes in equity of the Company that result from transactions other than with shareholders. Other comprehensive income (loss) includes the cumulative translation adjustment relating to the translation of the financial statements of the Company’s foreign subsidiaries and unrealized gains on investments classified as available-for-sale securities.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

Mandatorily redeemable convertible preferred stock

The carrying value of mandatorily redeemable convertible preferred stock is increased by periodic accretions so that the carrying amount will equal the redemption amount at the redemption date. These increases are effected through charges against the Company’s additional-paid-in capital with effect on net income (loss) available to common shareholders and earnings per share.

Foreign currency translation

All of the Company’s foreign operations have determined the local currency to be their functional currency. Accordingly, these foreign subsidiaries translate assets and liabilities from their local currencies to U.S. dollars using year end exchange rates while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as part of other comprehensive income (loss), a component of shareholders’ deficit. Gains and losses resulting from transactions denominated in non-functional currencies are recognized in earnings. Net foreign currency transaction (losses) gains are included in the consolidated statements of operations under the caption “Other income (expenses)” and amounted to $(391,981), $250,432 and $211,146 for the years ended December 31, 2006, 2005 and 2004, respectively.

Income taxes

The Company is subject to U.S. and foreign income taxes. The Company accounts for income taxes following the liability method of accounting which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when, based on the available evidence, it is more likely than not that all or a portion of the Company’s deferred tax assets will not be realized. The Company’s income tax expense consists of taxes currently payable, if any, plus the change during the period in the Company’s deferred tax assets and liabilities.

Change in accounting principle

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 (“SFAS 150”) for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 requires the Company to classify its outstanding preferred stock warrants as liabilities on its balance sheet and record adjustments to the value of its preferred stock warrants in its statements of operations to reflect their fair value at each reporting period. The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of July 1, 2005.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

The Company uses the Black-Scholes Option Pricing Model to measure the fair value of the preferred stock warrants. The following table summarizes the assumptions used in estimating the fair value of the preferred stock warrants at each relevant date:

	07/01/05	12/31/05	12/31/06

Fair value of the Company’s preferred stock	$2.25	$4.37	$12.00
Exercise value of Warrant	$4.07	$4.07	$4.07
Contract duration (years)	5	4	3
Risk free rate	6.0%	6.0%	6.0%
Volatility	36.0%	36.0%	36.0%
Fair value of the Company’s preferred stock warrants	$.49	$1.74	$8.63

Since the Company has no history of volatility, the expected volatility is based on the historical volatilities of similar entities’ common stock over the most recent period commensurate with the term of the contract. The risk-free interest rate is based on the rate on U.S. Treasury zero coupon issues with maturities consistent with the term of the contracts. The Company has not paid dividends and does not anticipate paying any dividends in the foreseeable future and accordingly, uses an expected dividend yield of zero.

For the year ended December 31, 2005, the impact of the change in accounting principle, net of tax, was to increase net income by $169,594, consisting of a $319,304 cumulative effect adjustment for the change in accounting principle as of July 1, 2005, when the Company adopted FSP 150-5, and $149,710 of expense that was recorded in “Other income (expense), net” to reflect the increase in fair value between July 1, 2005 and December 31, 2005.

For the year ended December 31, 2006, the Company recorded in “Other expenses, net” $825,095, of expense to reflect the increase in fair value between December 31, 2005 and December 31, 2006.

Recent accounting pronouncements

1. Accounting for certain hybrid financial instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 will not have any material impact on the Company’s consolidated financial statements.

Mercadolibre Inc.

Notes to consolidated financial statements (continued)

2. Accounting for servicing of financial assets

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets”, which amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; and permits an entity to choose between an Amortization method or a Fair value measurement method to measure each class of separately recognized servicing assets and servicing liabilities. This statement also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective for fiscal years that begin after September 15, 2006. The adoption of SFAS No. 156 will not have any material impact on the Company’s consolidated financial statements.

3. Accounting for uncertainty in income taxes

In June 2006, the FASB issued the Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of uncertain income tax position using a “more-likely-than-not” threshold and introduces new disclosures requirements. The evaluation of a tax position in accordance with FIN 48 is a two-step process: a) determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position; and b) a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the impact that the adoption of FIN 48 will have on the Company’s financial position and results of operations.

4. Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 will not have a significant impact on the Company’s financial position and results of operations.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

5. Fair value for financial assets and liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The adoption of SFAS No. 159 will not have any material impact on the Company’s consolidated financial statements.

3. Net income / (loss) per share

Basic earnings (losses) per share for the Company’s common stock is computed by dividing net income / (loss) available to common shareholders attributable to common stock for the period by the weighted average number of common shares outstanding during the period.

Net income / (loss) available to common shareholders is computed by deducting from net income (or by increasing net loss) accretion of preferred stock.

The Company’s mandatorily redeemable convertible preferred stock is a participating security. Accordingly, net income for the years ended December 31, 2006 and 2005 was allocated between common stock and preferred stock under the “two class method” for purposes of computing basic earnings per share.

Diluted earnings per share for the Company’s common stock assume the exercise of outstanding stock options under the Company’s stock based employee compensation plans. For diluted earnings per common share, net income was also allocated between common stock and preferred stock under the “two class method” because assuming that mandatorily redeemable convertible preferred stock is fully converted into common stock would result in the same dilutive effect.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

The following table shows how net income / (loss) before cumulative effect of change in accounting principle is allocated using the two-class method for earnings per common share:

	Year ended December 31,
	2006	2005		2004
	Basic and Diluted	Basic	Diluted	Basic and Diluted

Net income / (loss)	$1,072,083	$2,354,136	$2,354,136	$(2,206,018)
Cumulative effect of change in accounting principle	—	(319,304)	(319,304)	—

Net income / (loss) before cumulative effect of change in accounting principle	$1,072,083	$2,034,832	$2,034,832	$(2,206,018)

Accretion of preferred stock	(494,878)	(494,878)	(494,878)	(494,878)

Net income / (loss) before cumulative effect of change in accounting principle available to common shareholders	$577,205	$1,539,954	$1,539,954	$(2,700,896)

Net income / (loss) before cumulative effect of change in accounting principle available to common shareholders attributable to preferred stock	(389,047)	(1,040,113)	(1,024,690)	—

Net income / (loss) before cumulative effect of change in accounting principle available to common shareholders attributable to common stock	$188,158	$499,841	$515,264	$(2,700,896)

The following table shows how net income / (loss) is allocated using the two-class method for earnings per common share:

	Year ended December 31,
	2006	2005		2004
	Basic and Diluted	Basic	Diluted	Basic and Diluted

Net income / (loss)	$1,072,083	$2,354,136	$2,354,136	$(2,206,018)
Accretion of preferred stock	(494,878)	(494,878)	(494,878)	(494,878)

Net income (loss) available to common shareholders	$577,205	$1,859,258	$1,859,258	$(2,700,896)

Net income (loss) available to common shareholders attributable to preferred stock	(389,047)	(1,255,777)	(1,237,156)	—

Net income (loss) available to common shareholders attributable to common stock	$188,158	$603,481	$622,102	$(2,700,896)

Net income (loss) per share of common stock is as follows for the years ended December 31, 2006, 2005 and 2004:

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

	Year ended December 31,
	2006	2005		2004
	Basic and Diluted	Basic	Diluted	Basic and Diluted

Net income /(loss) before cumulative effect of change in accounting principle available to common shareholders per common share	$0.01	$0.04	$0.04	$(0.21)
Cumulative effect of change in accounting principle per common share	—	0.01	0.01	—

Net income /(loss) available to common shareholders per common share	$0.01	$0.05	$0.05	$(0.21)

Numerator:
Net income /(loss) before cumulative effect of change in accounting principle available to common shareholders	$188,158	$499,841	$515,264	$(2,700,896)

Net income / (loss) available to common shareholders	$188,158	$603,481	$622,102	$(2,700,896)

Denominator:
Weighted average of common stock outstanding for Basic earnings per share	13,149,139	13,065,496	13,065,496	12,739,980
Adjustment for Stock Options	—	—	605,863	—

Adjusted weighted average of common stock outstanding for Diluted earnings per share	13,149,139	13,065,496	13,671,359	12,739,980

The calculation of diluted net income (loss) per share excludes all anti-dilutive shares. For the years ended December 31, 2006, 2005 and 2004, the numbers of anti-dilutive shares are as follows:

	2006	2005	2004

Anti-dilutive shares
Warrants	184,272	184,272	184,272
Options	652,457	—	1,061,302

	836,729	184,272	1,245,574

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

4. Short-term investments

The composition of short-term investments is as follows:

	December 31,
	2006	2005

Short-term investments
Bond Mutual Funds	$1,328,774	$3,411,266
Treasury Bills	794,510	—
Time Deposits	4,197,372	—

Total	$6,320,656	$3,411,266

The Company has classified its investments in bond mutual funds as available-for-sale securities.

Available-for-sale securities are stated at market value, with unrealized gains and losses reflected, net of tax, as other comprehensive income in shareholders’ deficit. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities.

Unrealized gains of available-for-sale securities, net of tax, were $102,330, $75,044 and $46,195 for the years ended December 31, 2006, 2005 and 2004, respectively. These investments do not have a maturity date.

Treasury bills and time deposits are considered held-to-maturity securities. Gains on sale of held to maturity securities were $46,926, $nil and $nil for the years ended December 31, 2006, 2005 and 2004. The held-to-maturity securities mature on several dates between January 2007 to December 2007.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

5. Balance sheet components

	December 31,
	2006	2005

Accounts receivable, net:
Users	$5,407,150	$4,805,177
Credit cards and other means of payments	835,449	406,262
Advertising	123,410	11,283
Others debtors	45,265	3,062

	6,411,274	5,225,784
Allowance for doubtful accounts	(4,428,271)	(2,839,706)

	$1,983,003	$2,386,078

	December 31,
	2006	2005

Funds receivable from customers
Credit cards and other means of payments	$10,379,947	$4,198,547
Allowance for chargebacks	(191,235)	(36,061)

	$10,188,712	$4,162,486

	December 31,
	2006	2005

Other current assets:
VAT credits	$148,267	$229,057
Other taxes	49,396	109,883
Employee loan	9,228	—
Other	39,461	74,795

	$246,352	$413,735

	Estimated useful life (years)	December 31,
		2006	2005

Property and equipment, net:
Equipment	3-5	$5,993,354	$4,460,401
Furniture and fixtures	3-5	823,436	566,640
Software	3	1,183,418	823,807

		8,000,208	5,850,848
Accumulated depreciation		(5,068,738)	(3,507,225)

		$2,931,470	$2,343,623

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

	For the years ended December 31,
	2006	2005	2004

Depreciation and amortization:
Cost of revenues	$37,760	$23,330	$16,514
Product and technology development	1,649,865	1,366,669	869,499
Sales and marketing	14,525	12,072	8,480
General and administrative	314,789	170,426	189,990

	$2,016,939	$1,572,497	$1,084,483

	December 31,
	2006	2005

Accounts payable and accrued expenses:
Accounts payable	$2,487,121	$726,800
Accrued expenses
Advertising	2,191,902	968,320
Professional fees	511,199	486,214
Other expenses provision	506,344	479,874
Other current liabilities	12,116	—

	$5,708,682	$2,661,208

	December 31,
	2006	2005

Accumulated other comprehensive income / (loss):
Foreign currency translation	$289,200	$(853,642)
Unrealized gains on investments	282,934	363,289
Estimated tax loss on above items	(71,598)	(70,189)

	$500,536	$(560,542)

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

6. Business combinations, goodwill and intangible assets

Business combinations

The following table summarizes the acquisitions consummated by the Company during the years ended December 31, 2006, 2005 and 2004 (in thousands):

Company Name	Country	Year Acquired	Post Acquisition Ownership	Net Tangible Assets / (Liabilities)	Identificable Intangible Assets	Goodwill	Aggregate Purchase Price

eBazar.com.br Ltda. / Arremate.com	Brazil	2005	100%	(194.7)	96.3	1,857.8	1,759.4
DeRemate.com de Venezuela S.A., Colombia Branch	Colombia	2005	100%	114.1	40.5	1,986.8	2,141.4
DeRemate.com de México S.A. de C.V.	Mexico	2005	100%	(16.4)	92.3	4,925.8	5,001.7
DeRemate.com del Peru S.A.	Peru	2005	100%	38.7	22.4	929.6	990.7
DeRemate.com de Uruguay S.A.	Uruguay	2005	100%	(10.8)	9.3	229.5	228.0
DeRemate.com de Venezuela S.A.	Venezuela	2005	100%	(45.2)	39.7	2,194.5	2,189.0

Tangible net assets were valued at their respective carrying amounts as the management of the Company believes that these amounts approximated their current fair values at the respective acquisition dates. The valuation of identifiable intangible assets acquired reflects management’s estimates based on, among other factors, use of established valuation methods. Such assets consist of customer lists and user base, trademarks and trade names. Identifiable intangible assets are amortized over the period of estimated benefit using the straight-line method and the estimated useful lives of two to five years. Management believes the straight-line method of amortization represents the best estimate of distribution of the economic value of identifiable intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination.

The following table summarizes the Company’s acquired intangible assets by type related to the above purchase acquisitions (in thousands):

Company Name	Country	Year Acquired	Customer List / User Base

eBazar.com.br Ltda. / Arremate.com	Brazil	2005	96.3
DeRemate.com de Venezuela S.A., Colombia Branch	Colombia	2005	40.5
DeRemate.com de México S.A. de C.V.	Mexico	2005	92.3
DeRemate.com del Peru S.A.	Peru	2005	22.4
DeRemate.com de Uruguay S.A.	Uruguay	2005	9.3
DeRemate.com de Venezuela S.A.	Venezuela	2005	39.7

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

The results of operations for periods prior to the acquisition for each acquisition, both individually and in the aggregate, were not material to the consolidated statement of operations of the Company and, accordingly, pro forma results of operations have not been presented.

DeRemate

On November 10, 2005, the Company acquired certain operations of its main competitor in online trading, DeRemate.com Inc., including all of its operations in Brazil, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela, and the majority of shares of its subsidiaries (except for its Argentine and Chilean subsidiaries), for an aggregate purchase price of $12,310,194. The technology and business of DeRemate were integrated into MercadoLibre, and therefore the acquisition increased the Company’s users base and solidified its market leadership position in Latin America. The acquisition was financed with a loan from eBay, one of the Company’s largest shareholders.

Goodwill and intangible assets

The composition of goodwill and intangible assets is as follows:

	2006	2005

Indefinite lived assets
—Goodwill	$20,572,792	$19,657,797

Amortizable intangible assets
—Trademarks & Licenses	1,333,321	1,004,722
—Non-compete agreement	605,706	553,253
—Customer list	524,172	495,701

Total intangible assets	$23,035,991	$21,711,473
Accumulated amortization	(1,693,676)	(1,147,294)

	$21,342,315	$20,564,179

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005, are as follows:

	Year Ended December 31, 2006
	Marketplaces
	Brazil	Mexico	Other Countries	Total

Balance, beginning of year	$9,346,899	$4,987,323	$5,323,575	$19,657,797
—Effect of exchange rates changes	886,163	(75,483)	104,315	914,995

Balance, end of year	$10,233,062	$4,911,840	$5,427,890	$20,572,792

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

	Year Ended December 31, 2005
	Marketplaces
	Brazil	Mexico	Other Countries	Total

Balance, beginning of year	$6,664,474	$—	$—	$6,664,474
—Goodwill acquired during year	1,857,830	4,925,790	5,340,380	12,124,000
—Effect of exchange rates changes	824,595	61,533	(16,805)	869,323

Balance, end of year	$9,346,899	$4,987,323	$5,323,575	$19,657,797

Amortizable intangibles assets

Amortizable intangible assets are comprised of customer lists and user base, trademarks and trade names, acquired software licenses and other acquired intangible assets including a non-compete agreement and developed technologies. Aggregate amortization expense for intangible assets totaled $482,344, $418,262 and $223,325 for the years ended December 31, 2006, 2005 and 2004, respectively.

Expected future intangible asset amortization from acquisitions completed as of December 31, 2006 is as follows:

For year ended 12/31/2007	$430,453
For year ended 12/31/2008	263,038
For year ended 12/31/2009	76,032
Thereafter	—

$769,523

7. Segments

Reporting segments are based upon our internal organization structure, the manner in which our operations are managed, the criteria used by our chief operating decision-maker to evaluate segment performance, the availability of separate financial information, and overall materiality considerations.

The Marketplace segments include Brazil, Argentina, Mexico and Other countries (Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, Panama, Peru, Uruguay and Venezuela) online marketplaces commerce platforms. The Payments segment includes our regional payments platform consisting of our business of MercadoPago.

Direct contribution consists of revenues less direct costs. Direct costs include specific costs of net revenues, sales and marketing expenses, and general and administrative expenses over which segment managers have direct discretionary control, such as advertising and marketing programs, customer support expenses, bank charges, allowances for doubtful accounts, authorized credits and transaction losses.

Expenses over which segment managers do not currently have discretionary control, such as certain technology and general and administrative costs, are monitored by management through shared cost centers and are not evaluated in the measurement of segment performance.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

The following tables summarize the financial performance of our reporting segments:

	Year Ended December 31, 2006
	Marketplaces
	Brazil	Argentina	Mexico	Other Countries	Total	Payments	Consolidated

Net revenues	$25,571,405	$7,027,681	$6,199,110	$5,930,873	$44,729,069	$7,329,821	$52,058,890
Direct costs	(18,193,271)	(4,553,777)	(5,040,322)	(4,448,878)	(32,236,248)	(6,561,532)	(38,797,780)

Direct contribution	7,378,134	2,473,904	1,158,788	1,481,995	12,492,821	768,289	13,261,110

Operating expenses and indirect costs of net revenues							(7,863,181)

Income from operations							5,397,929

Other income (expenses):
Interest income							520,508
Interest expense and other financial results							(1,743,315)
Foreign exchange							(391,981)
Other expenses, net							(1,468,220)

Net income before income / asset tax and cumulative effect of change in acounting principle							$2,314,921

	Year Ended December 31, 2005
	Marketplaces
	Brazil	Argentina	Mexico	Other Countries	Total	Payments	Consolidated

Net revenues	$15,339,446	$4,693,963	$2,782,817	$2,259,263	$25,075,489	$3,174,188	$28,249,677
Direct costs	(11,166,008)	(3,063,498)	(3,111,235)	(2,337,581)	(19,678,322)	(2,883,520)	(22,561,842)

Direct contribution	4,173,438	1,630,465	(328,418)	(78,318)	5,397,167	290,668	5,687,835

Operating expenses and indirect costs of net revenues							(4,875,973)

Income from operations							811,862

Other income (expenses):
Interest income							351,779
Interest expense and other financial results							(456,430)
Foreign exchange							250,432
Other expenses, net							(292,173)

Net income before income / asset tax and cumulative effect of change in acounting principle							$665,470

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

	Year Ended December 31, 2004
	Marketplaces
	Brazil	Argentina	Mexico	Other Countries	Total	Payments	Consolidated

Net revenues	$7,307,897	$2,702,099	$1,065,322	$1,055,224	$12,130,542	$532,790	$12,663,332
Direct costs	(6,267,703)	(2,034,479)	(2,017,141)	(1,453,054)	(11,772,377)	(440,309)	(12,212,686)

Direct contribution	1,040,194	667,620	(951,819)	(397,830)	358,165	92,481	450,646

Operating expenses and indirect costs of net revenues							(3,800,059)

Loss from operations							(3,349,413)

Other income (expenses):
Interest income							1,245,793
Interest expense and other financial results							(329,279)
Foreign exchange							211,146
Other expenses, net							(19,876)

Net loss before income / asset tax and cumulative effect of change in acounting principle							$(2,241,629)

The following table summarizes the allocation of the long-lived tangible assets based on geography:

	Year ended December 31,
	2006	2005

US long-lived tangible assets	$1,578,122	$1,394,764

Other countries long-lived tangible assets
Argentina	827,438	630,764
Brazil	459,978	260,204
Mexico	43,542	36,712
Other countries	22,390	21,179

	$1,353,348	$948,859

Total long-lived tangible assets	$2,931,470	$2,343,623

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

The following table summarizes the allocation of the goodwill and intangible assets based on geography:

	Year ended December 31,
	2006	2005

US intangible assets	$121,602	$35,742

Other countries goodwill and intangible assets
Argentina	379,785	440,284
Brazil	10,341,961	9,575,405
Mexico	4,982,529	5,077,690
Rest	5,516,438	5,435,058

	$21,220,713	$20,528,437

Total goodwill and intangible assets	$21,342,315	$20,564,179

The following table summarizes the allocation of net revenues based on geography:

	Year ended December 31,
	2006	2005	2004

Brazil	$30,776,669	$17,493,557	$7,648,775
Argentina	7,836,707	5,152,129	2,840,185
Mexico	7,169,955	3,263,715	1,119,148
Other countries	6,275,559	2,340,276	1,055,224

Total net revenues	$52,058,890	$28,249,677	$12,663,332

8. Common stock

Authorized, issued and outstanding shares

At December 31, 2006, as stated in the Company’s Second Amended and Restated Certificate of Incorporation (the “Amended Certificate of Incorporation”), the Company has authorized the following classes of common stock (collectively the “Common Stock”):

Class of Common Stock	Number of shares

Class A	65,000,000
Class B-1	6,400,000
Class B-2	6,400,000
Class C	8,600,000
Class D-1	3,000,000
Class D-2	3,000,000
Class E-1	8,200,000
Class E-2	8,200,000

Total number of shares	108,800,000

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

As of December 31, 2006 and 2005, there were 13,166,982 and 13,095,863 shares of Class A Common Stock issued and outstanding with a par value of $0.01 per share.

Voting rights

The holders of Class A, Class C and Class E-1 Common Stock are entitled to one vote per share. The holders of Class B-1 and Class D-1 Common Stock will be entitled to vote the number of shares equal to the ratio of the total number of shares of all Class B and Class D Common Stock, respectively, to the total number of shares of Class B-1 and Class D-1 Common Stock, respectively. The holders of Class B-2, D-2 and E-2 Common Stock do not have voting rights, except with regards to a merger or consolidation of the Company.

The Board of Directors is comprised of 7 members. Holders of all classes of voting common stock can elect three members of the Company’s Board of Directors (the “Board”), with the exception of one director who is subject to the collective approval of the holders of Series A and Series B-1 Preferred Stock. Holders of Series A, Series B and Series C Preferred Stock have the right to elect one, two and one member(s), respectively, to the Board (see Note 9).

Conversion rights

Class B-1, D-1 and E-1 Common Stock, held by a Regulated Stockholder, as defined in the Company’s Amended Certificate of Incorporation, can be converted into Class B-2, D-2 and E-2 Common Stock at any time at a conversion rate of one to one. Class B-2, D-2 and E-2 Common Stock held by any shareholder can be converted into Class B-1, D-1 and E-1 Common Stock at any time at a conversion rate of one to one. Class C, B-1, D-1 and E-1 Common Stock can be converted to Class A Common Stock at any time at a conversion rate of one to one.

Conversion of the Class A Common Stock into any other class of common or preferred stock is not permitted per the Company’s Amended Certificate of Incorporation.

At December 31, 2006, there were 24,600,000 shares of Class A Common Stock, and all shares of Class B, C, D and E Common Stock, reserved for issuance in connection with the conversion of the various classes of Common Stock, the various series of preferred stock and for the exercise of stock options.

9. Mandatorily redeemable convertible preferred stock

Since its inception, the Company has repeatedly amended its Certificate of Incorporation in order to authorize the issuance of Series A, Series B-1, Series B-2, Series C, Series D-1, Series D-2, Series E-1 and Series E-2 mandatory redeemable convertible preferred stock (the “Preferred Stock”).

In November 1999, the Company issued 7,600,000 shares of Series A and B mandatory redeemable convertible preferred stock to certain investors for $7,600,000, or $1 per share.

On May 5, 2000, the Company issued 11,461,776 shares of Series C and D mandatory redeemable convertible preferred stock to existing and new preferred shareholders for $46,650,000, or $4.07 per share. Of these shares, 1,228,486 were issued in connection with the conversion of promissory notes issued in March 2000.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

In September 2001, pursuant to a Securities Purchase Agreement with eBay Inc., the Company issued 8,126,062 shares of Series E mandatorily redeemable convertible preferred stock in exchange for a 100% equity interest in iBazar Brazil. The Company recorded the issuance of Series E preferred stock at its estimated fair market value amounting to $7,246,589, less issuance costs totaling $235,933.

The Preferred Stock has rights and preferences concerning dividends, redemption, conversion, liquidation and voting as follows:

Dividends

Holders of Preferred Stock are entitled to participate in dividends declared on the common stock on a ratable basis based upon the common stock equivalents represented by the shares of Preferred Stock held by the preferred holders (i.e. the number of common shares in which the preferred shares can be converted into). As of December 31, 2006, no dividends have been declared or paid by the Company.

Redemption

Two or more Series A and B preferred stockholders and two or more Series C, D and E preferred stockholders holding in excess of 50% of the Preferred Stock outstanding have the right, subject to certain regulatory restrictions, to require the Company to redeem all of the then outstanding Preferred Stock at any time on or after December 31, 2007 at a price per share equal to the 105% of the amount originally paid for such share when was originally issued.

Conversion

Each share of Preferred Stock is convertible at any time into the same corresponding class of Common Stock at an initial conversion price of $1 per share for Series A and B Preferred Stock, $4.07 for Series C and D Preferred Stock and $0.92 for Series E Preferred Stock. The conversion price shall be adjusted upon the issuance of common stock or common stock equivalents without consideration or for a consideration per share less than the conversion price, as described in the Company’s Amended Certificate of Incorporation.

Series B-1, D-1 and E-1 Preferred Stock, held by a Regulated Stockholder, as defined in the Company’s Amended Certificate of Incorporation, can be converted into Series B-2, D-2 and E-2 Preferred Stock, respectively, at any time upon demand of the holder of the stock at a conversion rate of one to one. Series B-2 and D-2 Preferred Stock can be converted into Series B-1 and D-1 Preferred Stock, respectively, at any time upon demand of the holder of the stock at a conversion rate of one to one. Series E-2 Preferred Stock can be converted into Series E-1 Preferred Stock at a conversion rate of one to one at any time after the Company achieves three consecutive quarters of net income of at least $0.1 million.

In the event of a Qualified Public Offering, as defined in the Company’s Amended Certificate of Incorporation, all shares of Preferred Stock will be converted to the same class of Common Stock. The rate of conversion will be the same that would be applied in the event of an optional conversion.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

Liquidation

In the event of liquidation, as defined in the Company’s Amended Certificate of Incorporation, the Series C, D and E preferred shareholders rank senior to any other preferred stock and any common stock. Holders of Series C and D preferred stock are entitled to received an amount equal to $4.28 per share plus any accrued but unpaid dividends, while holders of Series E preferred stock are entitled to received an amount equal to $2.88 per share plus any accrued but unpaid dividends. If the assets of the corporation available to pay the above mentioned liquidation preference are less than the liquidation amount to be paid, then such assets should be distributed as follows: 52.08% to the holders of Series C Preferred Stock, 18.03% to the holders of Series D Preferred Stock and 29.89% to the holders of Series E Preferred Stock.

The Series A and B preferred shareholders rank senior to any common stock and are entitled to received, after payment to Series C, D and E preferred shareholders, an amount equal to $0.77 per share plus any accrued but unpaid dividends. If the assets of the corporation available to pay the above mentioned liquidation preference are less than the liquidation amount to be paid, then such assets should be distributed as follows: 21.05% to the holders of Series A Preferred Stock and 78.95% to the holders of Series B Preferred Stock.

After payment of the debts and liabilities of the Company and the preferences on the outstanding preferred stock, holders of the common stock and preferred stock will share ratably in the remaining net assets of the Company based on total common stock and common stock equivalents outstanding.

Voting

Holders of the Series A, B-1, C, D-1 and E-1 Preferred Stock are entitled to vote on all matters submitted for a vote to the Company’s common stockholders. Holders of Series A, C and E-1 Preferred Stock are entitled to one vote per share. Holders of the Series B-1 and D-1 Preferred Stock are entitled to the same number of votes they would have if the shares had been converted to Class B-1 and D-1 Common Stock, respectively. Series B-2, D-2 and E-2 Preferred Stock do not have voting rights, except with regards to a merger or consolidation of the Company. See Note 8 for details of the common stock voting rights.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

The following table presents a summary of the Company’s Preferred Stock activity during the years ended December 31, 2006, 2005 and 2004:

	Series
	A	B-1	B-2	C	D-1	D-2	E-1	E-2	Total

Balances at December 31, 2003	$1,642,400	$1,902,387	$4,256,610	$35,325,501	$1,832,732	$10,401,213	$6,214,684	$1,016,384	$62,591,911

Accretion	9,400	10,888	24,363	264,250	13,710	77,805	81,185	13,277	494,878

Balances at December 31, 2004	$1,651,800	$1,913,275	$4,280,973	$35,589,751	$1,846,442	$10,479,018	$6,295,869	$1,029,661	$63,086,789

Accretion	9,400	10,888	24,363	264,250	13,710	77,805	81,185	13,277	494,878

Balances at December 31, 2005	$1,661,200	$1,924,163	$4,305,336	$35,854,001	$1,860,152	$10,556,823	$6,377,054	$1,042,938	$63,581,667

Accretion	9,400	10,888	24,363	264,250	13,710	77,805	81,185	13,277	494,878

Balances at December 31, 2006	$1,670,600	$1,935,051	$4,329,699	$36,118,251	$1,873,862	$10,634,628	$6,458,239	$1,056,215	$64,076,545

At December 31, 2006:
Number of shares outstanding	1,600,000	1,853,275	4,146,725	8,513,408	441,687	2,506,681	6,983,878	1,142,184	27,187,838

Number of shares authorized	1,800,000	6,400,000	6,400,000	8,600,000	3,000,000	3,000,000	8,200,000	8,200,000	45,600,000

Redemption amount	$1,680,000	$1,945,939	$4,354,061	$36,382,652	$1,887,549	$10,712,301	$6,539,424	$1,069,495	$64,571,421

Minimum liquidation amount	$1,233,961	$1,429,294	$3,198,062	$36,439,983	$1,890,554	$10,729,356	$20,122,071	$3,290,880	$78,334,161

The Common and Preferred Stock contain certain covenants, which, among other things, restrict capital expenditures, issuance of additional shares, payment of dividends, transactions with related parties, and certain investments, without the previous authorization of the preferred shareholders.

At December 31, 2006, 17,074,430 shares of the Series B, D and E Preferred Stock were reserved for issuance in connection with the conversion of the various series of Preferred Stock.

10. Warrants

In connection with the promissory notes issued in March 2000, the Company issued warrants to purchase a number of shares of new classes of preferred stock. The warrants had an exercise price equal to the fair market value of the new series of preferred stock. The warrants holders had the option of exercising the warrants with either cash or, if the fair market value of the shares at the date of exercise exceeds the warrants exercise price, in stock through a net settlement.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

In March 2005, the shareholders approved a 5 year extension of the exercise period of Warrants issued on March 17, 2000, from March 17, 2005 to March 17, 2010. No charge was recorded during 2005 related to the extension of the warrants because there is no material difference between the fair value of the warrants before and after this modification.

As discussed in note 2, as a result of the adoption of FSP 150-5, as from July 1, 2005 the Company classified its outstanding warrants as liabilities in its balance sheet recognizing in its statement of operations the changes in its fair value at each reporting period.

At December 31, 2006, the warrants to purchase 184,272 shares of Series C and D preferred stock for a total consideration of $750,000 have not been exercised.

11. Stock option plan

In October 1999, the Company adopted the 1999 Stock Option Plan (the “Plan”). At December 31, 2006, the Company has reserved 4,732,400 shares of Class A Common Stock for issuance under the Plan. Awards granted under the Plan are at the discretion of the Company’s Board of Directors and may be in the form of either incentive or nonqualified stock options. Options granted under the Plan generally vest over a three to four year period and expire ten years after the date of grant. At December 31, 2006, there are 295,687 shares of Class A Common stock available for additional awards under the Plan.

Up to December 31, 2005, when options were granted to employees, a non-cash charge representing the difference between the exercise price and the fair market value of the common stock underlying the options on the date of grant was recorded as reduction of shareholders’ equity and amortized over the vesting period. For the years ended December 31, 2005 and 2004, the Company recognized unearned stock-based compensation of $nil, and amortized $nil and $17,350, respectively, as stock-based compensation.

The following table illustrates the effect on net income (loss) available to common shareholders if the company had applied the fair value method to stock-based employee compensation:

	Year ended December 31,
	2005	2004

Net income (loss) available to common shareholders	$1,859,258	$(2,700,896)

Plus:
Stock-based employee compensation determined under the intrinsic value method	—	17,350

Minus:
Stock-based employee compensation determined under the fair value method	—	(17,454)

Proforma net income (loss) available to common shareholders	$1,859,258	$(2,701,000)

Pro forma basic and diluted earnings per share as if the fair-value-based method had been applied to all awards are not materially different to the basic and diluted earnings per share presented in the consolidated statements of operations.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

The proforma amounts may not be representative of the effect on proforma net loss in future years, since the estimated fair value of stock options is amortized over the vesting period and additional options may be granted in future years.

The weighted-average estimated fair value of options granted (above fair value of stock) during the year ended December 31, 2005 and 2004 was $nil. The fair value of each stock option was estimated on the date of grant using the minimum value method assuming no dividend yield, risk free interest rate of approximately 6% in 2005 and weighted average expected option terms of six years.

The following table summarizes stock option activity under the Plan for the years ended December 31, 2005 and 2004:

	2005		2004
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price

Outstanding, beginning of year	791,076	$0.22	1,618,588	$0.11
Granted above fair value of stock	5,000	1.50	96,700	0.49
Forfeited or expired	(6,500)	0.01	(6,475)	0.16
Lapsed	(18,100)	0.83	(182,600)	0.12
Exercised	(82,654)	0.11	(735,137)	0.03

Outstanding, end of year	688,822	0.22	791,076	0.22

Exercisable, end of year	619,182	$0.19	632,730	$0.19

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Outstanding		Exercisable
Exercise price	Number of options	Weighted-average remaining contractual life (year)	Number of options

$0.01	547,509	0.24	503,807
$0.75	65,000	—	65,000
$1.00	41,000	—	41,000
$1.50	31,313	2.93	5,375
$3.00	4,000	—	4,000

	688,822	0.32	619,182

Weighted average Exercise Price
—Options outstanding	$0.22
—Options exercisable	$0.19

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R) requiring the recognition of compensation expense based upon the grant date fair value of its stock-based compensation awards.

Stock-based compensation expense related to stock options and employee stock purchases for 2006 was allocated as follows:

Product and technology development	$8,935
Sales and marketing	19,924
General and administrative	4,364

Total	$33,223

The effect of adopting SFAS No. 123(R) per basic and per diluted share for the year ended December 31, 2006, is not material.

In accordance with SFAS No. 123(R), the Company uses the Black-Scholes option pricing model to measure the fair value of its option awards granted after January 1, 2006. The Black-Scholes model requires the input of highly subjective assumptions including volatility, expected term, risk-free interest rate and dividend yield. In 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB No. 107”) which provides supplemental implementation guidance for SFAS No. 123(R). Since the Company has no history of volatility, the expected volatility is based on the historical volatilities of similar entities’ common stock over the most recent period commensurate with the estimated expected term of the awards. The expected term of an award is based on the “simplified” method allowed by SAB No. 107, whereby the expected term is equal to the midpoint between the vesting date and the end of the contractual term of the award. The risk-free interest rate is based on the rate on U.S. Treasury zero coupon issues with maturities consistent with the estimated expected term of the awards. The Company has not paid dividends and does not anticipate paying a dividend in the foreseeable future and accordingly, uses an expected dividend yield of zero.

The following weighted-average assumptions were used in estimating the fair value of options for the year ended December 31, 2006:

•	Stock price volatility: 36%
•	Expected term: 7 years
•	Risk-free interest rate: 6%

The weighted-average grant date fair value of options granted during the year ended December 31, 2006 was $4.68.

Stock-based compensation expense recognized is based on the estimated portion of the awards that are expected to vest. The Company also estimated expected forfeitures of stock options upon adoption of SFAS 123(R). In developing a forfeiture rate estimate, Management considered its historical experience and expectations. Actual forfeiture activity may differ from the estimated forfeiture rate.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

Stock option activity is as follows:

	2006
	Number of options	Weighted- average exercise price

Outstanding, beginning of year	688,822	$0.22
Granted below fair value of stock	17,000	1.50
Granted above fair value of stock	6,500	6.00
Forfeited or expired	(7,372)	0.41
Lapsed	(500)	0.01
Exercised	(71,119)	0.10

Outstanding, end of year	633,331	0.33

Exercisable, end of year	576,550	$0.21

The following details the outstanding options at December 31, 2006:

	Outstanding		Exercisable
Exercise price	Number of options	Weighted-average remaining contractual life (years)	Number of options

$0.01	476,824	0.12	458,418
$0.75	65,000	—	65,000
$1.00	35,000	—	35,000
$1.50	46,007	2.22	14,132
$3.00	4,000	—	4,000
$6.00	6,500	3.67	—

	633,331	0.29	576,550

Weighted average Exercise Price
—Options outstanding	$0.33
—Options exercisable	$0.21

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

12. Management incentive bonus plan

In September 2001, the Company implemented the 2001 Management Incentive Bonus Plan (the “Incentive Plan”) to provide incentives to, and align the interests of, senior management with the Company’s shareholders. As established in the Incentive Plan, the Company’s Chief Executive Officer, with the consent of the Board, made the initial determination as to the executives entitled to the benefits under the plan (the “Participants”) and the amounts of participation (the “Participation Percentages”). The Board of Directors administers the Incentive Plan.

Pursuant to the Incentive Plan, if the Company is sold, the Participants are entitled to receive a “sale bonus” and a “stay bonus” as follows:

•

If the purchase price is equal or greater than $20,000,000, then Participants shall be entitled to receive i) a sale bonus equal to 5.5% of the purchase price and ii) a stay bonus equal to 7.1% of the purchase price; provided, however, that in no event shall the amount paid or payable by the purchaser considered for the Incentive Plan calculation exceed $78,335,000. Each Participant shall participate on these bonuses based on its Participation Percentage.

•

If the purchase price is less than $20,000,000, then Participants shall be entitled to receive a stay bonus equal to 7.1% of the purchase price. Each Participant shall participate on this stay bonus based on its Participation Percentage.

As the consummation of the sale is not considered probable, no provision has been recognized at December 31, 2006.

13. Income taxes

The components of pretax income / (loss) in consolidated companies for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Year ended December 31,
	2006	2005	2004

United States	$(3,105,021)	$(1,164,508)	$247,683
Brazil	4,332,451	3,273,141	(299,299)
Argentina	425,235	(163,889)	(373,380)
Mexico	512,948	(738,794)	(1,263,245)
Other Countries	149,308	(540,480)	(553,388)

	$2,314,921	$665,470	$(2,241,629)

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

Income / Asset tax is composed of the following:

	Year ended December 31,
	2006	2005	2004

Current:
Federal	$—	$—	$—
Foreign	1,916,976	781,856	—

	1,916,976	781,856	—
Deferred:
Federal	—	—	—
Foreign	(745,196)	(2,210,340)	(35,611)

	(745,196)	(2,210,340)	(35,611)

	1,171,780	(1,428,484)	(35,611)

Asset Tax:
Federal	—	—	—
Foreign	71,058	59,122	—

	71,058	59,122	—

Income / asset tax expense (benefit)	$1,242,838	$(1,369,362)	$(35,611)

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the blended income tax rate for 2006, 2005 and 2004 to income before taxes:

	Year ended December 31,
	2006	2005	2004

Net income / (loss) before income tax	$2,314,921	$665,470	$(2,241,629)
Blended income tax rate	38%	48%	28%

Provision at blended tax rate	$888,848	$316,469	$(632,500)

Permanent differences:
Non-deductible expenses	705,571	206,139	71,888
Prescription of NOLs	236,821	254,870	—
Non-taxable income	(83,625)	(73,680)	(6,211)
Currency translation	294,081	(190,600)	(218,044)
Change in valuation allowance	(869,916)	(1,941,682)	749,256

Income tax expense / (benefit)	$1,171,780	$(1,428,484)	$(35,611)

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. The following table summarizes the composition of deferred tax assets and liabilities for the years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006	2005

Deferred tax assets
Allowance for doubtful accounts	$1,132,873	$550,133
Property and equipment, net	471,481	138,357
Accounts payable and accrued expenses	42,139	70,392
Social security payable	376,830	99,136
Other liabilities	352,962	—
Taxes payable	2,681	1,121
Provisions	236,241	106,250
Tax loss carryforwards	10,104,651	11,443,789

Net deferred tax assets	12,719,858	12,409,178
Valuation allowance	(9,272,221)	(10,142,137)

	3,447,637	2,267,041

Deferred tax liabilities
Other liabilities	—	(91,320)
Unrealized net gains on investments	(71,598)	(70,189)
Customer list	(80,661)	(101,703)

	(152,259)	(263,212)

	$3,295,378	$2,003,829

The total amount of $2,003,829 for the year ended December 31, 2005, is disclosed in the consolidated balance sheet as current and non-current asset amounting to $619,179 and $1,384,650, respectively.

The total amount of $3,295,378 for the year ended December 31, 2006, is disclosed in the consolidated balance sheet as current and non-current asset amounting to $2,904,558 and $390,820, respectively.

As of December 31, 2006, consolidated loss carryforwards for income tax purposes were $32,732,739. If not utilized, tax loss carryforwards will begin to expire as follows:

2008	$1,060,277
2009	455,638
2010	4,813,006
Thereafter	26,403,818

Total	$32,732,739

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

Out of the total tax loss carryforwards as of December 31, 2006 and 2005, there are $1,342,508 and $1,575,885, respectively, with a full valuation allowance which correspond to the DeRemate operations. Accordingly, in the event that such tax benefits will be used, the release of that valuation allowance should be allocated to reduce Goodwill.

14. Commitments and contingencies

Litigation and other legal matters

At the beginning of 2006, the Brazilian subsidiary of the Company had 37 cases in litigation in ordinary courts, 4 of which (QIX Skateboards Industria e Comercio Ltda., Editora COC Empreendimentos Culturais Ltda., Puma Sports Ltda. (“Puma”), and Sporloisirs S.A. and Lacoste do Brasil Indústria e Comércio Ltda. (“Lacoste”)) were related to alleged intellectual property infringement. During the year 2006, the Brazilian subsidiary of the Company was sued in 36 cases in ordinary courts. In most of these cases the plaintiffs asserted that the Company was responsible for fraud committed against them, or responsible for damages suffered when purchasing an item on the website, when using MercadoPago, or when the Company invoiced them. Two of the lawsuits were related to alleged intellectual property infringement, filed by Vintage Denim Ltda. and Barros, Fischer e Associados Ltda., which claimed that our Brazilian subsidiary was infringing their trademarks as a result of users selling counterfeit copies of their products through the Company’s web site. In 2006, the claims filed by Puma and Lacoste were settled, with no consideration paid to the plaintiffs, and an agreement to establish processes to protect intellectual property rights based on the notice and take down procedure for alleged infringing items listed in the web site. At the end of 2006, 68 legal actions were still in litigation in the Brazilian ordinary courts. In addition, the Brazilian subsidiary of the Company received more than 715 legal actions in consumer courts, where a lawyer is not required. In most of the cases, the plaintiffs asserted that the Company was responsible for fraud committed against them, or responsible for damages suffered when purchasing an item on the website, when using MercadoPago, or when the Company invoiced them. At the end of the year, there were more than 670 cases still in litigation in these consumer courts. As of December 31, 2006 the Company had established reserves of $280,636 to cover 157 legal actions against the Company’s subsidiary in Brazil, and $29,687 to cover some lawsuits against DeRemate Brazil because a loss was considered probable. As of December 31, 2006 no loss amount has been accrued over 453 legal actions in Brazil for the aggregate amount up to $1,301,129 because a loss is not considered probable or estimable.

Other third parties have from time to time claimed, and others may claim in the future, that the Company was responsible for fraud committed against them, or that the Company has infringed their intellectual property rights. The underlying laws with respect to the potential liability of online intermediaries like the Company are unclear in the jurisdictions where the Company operates. The Company believes that additional lawsuits alleging that the Company has violated copyright or trademark laws will be filed against the Company. Intellectual property claims, whether meritorious or not, are time consuming and costly to resolve, could require expensive changes in the Company’s methods of doing business, or could require the Company to enter into costly royalty or licensing agreements. The Company may be subject to patent disputes, and be subject to patent infringement claims as the Company’s services expand in scope and complexity. In particular, the Company may face additional patent infringement claims involving various aspects of the Company’s Payments businesses.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

From time to time, the Company is involved in other disputes or regulatory inquiries that arise in the ordinary course of business. The number and significance of these disputes and inquiries are increasing as the Company’s business expands and the Company grows larger. Any claims or regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources.

Litigation after December 31, 2006

In February 2007, the claim filed by Barros, Fischer e Associados Ltda. (“Barros, Fischer”) was settled. In order to settle the case, no consideration was paid to plaintiff and the parties agreed to establish procedures to protect Barros, Fischer’s intellectual property rights based on the notice and take down of alleged infringing items listed in the Brazilian web site. In March 2007, the Company’s Brazilian subsidiary was summoned of a lawsuit filed in April 2006 by Fallms Distribuição de Fitas Ltda. (“Fallms”) and Nacional Distribuidora de Fitas Ltda. (“100% Nacional”) alleging that it was infringing its intellectual property rights as a result of users selling unauthorized copies of their copyrighted movies through the Brazilian web site and by using their trademark “Brasileirinhas” on such copies. During 2007 up to date, the Company’s Brazilian subsidiary was also demanded in 19 other cases in Brazilian courts.

Other contingencies

As of December 31, 2006 the Company had reserved $182,842 against some tax contingencies identified in some of its subsidiaries.

Operating leases

The Company has leases for office space in the various countries it operates in. Total rental expense amounted to approximately $474,737, $359,739 and $181,010 for the years ended December 31, 2006, 2005 and 2004, respectively.

Minimum remaining annual commitments under the non-cancelable operating leases are as follows:

2007	$405,013
2008	68,468
2009	23,257

$496,738

Employment contracts

Certain executive employees are employed under contracts which provide for annual base salaries aggregating to approximately $1,008,000 per year, a performance based bonus, and some fringe benefits. The employment contracts automatically renew annually, if not previously cancelled. All these contracts include clauses which in the event of employment termination without proper reason, require payment of full wages for one year after employment termination.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

15. Related party transactions

Indemnification agreements

The Company has entered into indemnification agreements with each of the directors and executive officers of its local subsidiaries. These agreements require the Company to indemnify such individuals, to the fullest extent permitted by the laws of the jurisdiction where these subsidiaries operate, for certain liabilities to which they may become subject by reason of the fact that such individuals are or were directors or executive officers of the local subsidiaries of the Company.

Curtidos San Luis S.A.

The Company leases office space from Curtidos San Luis S.A.. Immediate family of Marcos Galperin (CEO) are managers and shareholders of the controlling company of Curtidos San Luis S.A.. During the years ended December 31, 2006, 2005 and 2004, the Company recognized expenses from Curtidos San Luis S.A. totaling $309,012, $213,064 and $101,640, respectively.

At December 31, 2006 and 2005, the amounts payables to this supplier were $71,363 and $24,545, respectively.

eBay Inc.

On November 7, 2005 the Company obtained a secured loan granted by eBay Inc. in connection with the acquisition of DeRemate subsidiaries, under the following conditions:

•	Principal amount: $12,000,000
•	Interest Rate: 7%
•	Maturity: 5 years, or upon an issuance of securities, such as an initial public offering

During the years ended December 31, 2006 and 2005, the Company recognized $820,167 and $128,333, respectively of interest expenses from this loan which are included in interest expense and other financial charges in the accompanying consolidated statements of operations. At December 31, 2006 and 2005 the Company owed to eBay Inc. $9,096,833 and $12,128,333, respectively. On November 6, 2006, the Company paid $851,667 of interest. On November 8, 2006, the Company prepaid $3,000,000 of principal.

In connection with the loan obtained from eBay, the Company has pledged all capital stock, membership units or other equity interests that the Company now owns or hereafter acquires, in MercadoLibre S.A., MercadoLibre Mexico S.A. de C.V., MercadoLivre.com Atividades de Internet Ltda., MercadoLibre Venezuela S.A., MercadoLibre de Colombia S.A., MercadoLibre Chile S.R.L. and any other Subsidiaries.

Others:

On January 17, 2006, we entered into a Loan and Security Agreement with Mr. Ignacio Vidaguren, Customer Service Vice President. Under the terms of the agreement Mr. Vidaguren may have requested advances from time to time before December 31, 2006, in an aggregate outstanding amount not to exceed US$214,503, at an annual interest rate of 5%. The agreement

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

calls for interest-only payments on January 17 of each year until the maturity date. The maturity date will be the earlier of (i) January 17, 2011 or (ii) three days after Mr. Vidaguren receives proceeds from the sale of his equity securities issued by us or (iii) the day that Mr. Vidaguren receives proceeds pursuant to sales of securities in connection with our initial public offering. The loan is secured by collateral consisting of Mr. Vidaguren’s property, whether presently existing or subsequently acquired, related to equity interests issued by us and our subsidiaries and any rights or distributions of any kind arising from those equity interests. Events of default include (a) non-payment, (b) violation of covenants such as any kind of transfer of the equity interests, and creation of encumbrances of any kind on the equity interests, and (c) falsity of the representations and warranties of the agreement. At December 31, 2006, the outstanding amount on the loan, including principal and interest, was US$ 9,228.

Mercadolibre, Inc.

Notes to consolidated financial statements (continued)

16. Valuation and qualifying accounts

The following table summarizes valuation and qualifying accounts activity during the years ended December 31, 2006, 2005 and 2004:

	Balance at beginning of period	Charged / credited to Net income / (loss)	DeRemate acquisition	Charges Utilized / Write-offs	Balance at end of period

Allowance for doubtful accounts
Year ended December 31, 2004	$1,162,053	$1,508,812	$—	$(1,180,110)	$1,490,755
Year ended December 31, 2005	1,490,755	2,904,399	—	(1,555,448)	2,839,706
Year ended December 31, 2006	2,839,706	5,054,643	—	(3,466,078)	4,428,271

Funds receivable from customers allowance for chargebacks
Year ended December 31, 2004	1,289	63,774	—	(25,381)	39,682
Year ended December 31, 2005	39,682	518,598	—	(522,219)	36,061
Year ended December 31, 2006	36,061	1,160,264	—	(1,005,090)	191,235

Tax valuation allowance
Year ended December 31, 2004	9,771,250	749,256	—	—	10,520,506
Year ended December 31, 2005	10,520,506	(1,167,208)	1,563,313	(774,474)	10,142,137
Year ended December 31, 2006	10,142,137	460,986	—	(1,330,902)	9,272,221

Contingencies
Year ended December 31, 2004	—	29,867	—	—	29,867
Year ended December 31, 2005	29,867	79,008	165,203	(62,365)	211,713
Year ended December 31, 2006	211,713	525,789	—	(244,337)	493,165

*    *    *     *

Report of independent auditors

To the Board of Directors and

Shareholders of Mercadolibre Inc.

In our opinion, the accompanying combined statements of operations, of changes in net investment and of cash flows present fairly, in all material respects, the results of operations of DeRemate Operations, and its cash flows for the ten-month period ended October 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These combined financial statements are the responsibility of Mercadolibre, Inc.’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit of these combined statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the combined financial statements, DeRemate operations include the accounts of the acquired separate legal entities of DeRemate.com, Inc. The combined financial statements also include allocations of corporate overhead and other expenses from DeRemate.com, Inc. These allocations may not be reflective of the actual level of costs or debt which would have been incurred had the Company operated as a separate entity from DeRemate.com, Inc.

PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Juan C. Grassi	(Partner)
Juan C. Grassi

Buenos Aires, Argentina

May 11, 2007

DeRemate Operations

Combined Statement of Operations

for the ten-month period ended October 31, 2005

2005
Net revenues	$1,934,886
Cost of net revenues	(394,113)

Gross profit	1,540,773

Operating expenses:
Product and technology development	(319,827)
Sales and marketing	(1,188,761)
General and administrative	(608,476)

Total operating expenses	(2,117,064)

Loss from operations	(576,291)

Other income (expenses):
Interest income	4,616
Interest expense and other financial charges	(62,368)
Foreign currency loss	(57,404)

Net loss before income tax	(691,447)

Income tax	(7,060)

Net loss	$(698,507)

The accompanying notes are an integral part of these combined financial statements.

DeRemate Operations

Combined Statement of Changes in Net Investment

for the ten-month period ended October 31, 2005

	Comprehensive loss	Contribution from Parent Company	Accumulated deficit	Accumulated other comprehensive income	Total
Balance as of December 31, 2004		$17,090,487	$(24,696,499)	$144,066	$(7,461,946)

Contribution from Parent Company received		109,000			109,000

Capitalization of Parent Company loans		6,617,159			6,617,159

Net loss	(698,507)		(698,507)		(698,507)

Currency translation adjustment	81,464			81,464	81,464

Comprehensive loss	(617,043)

Balance as of October 31, 2005		$23,816,646	$(25,395,006)	$225,530	$(1,352,830)

The accompanying notes are an integral part of these combined financial statements.

DeRemate Operations

Combined Statement of Cash Flows

for the ten-month period ended October 31, 2005

2005

Cash flows from operations:
Net loss	$(698,507)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	72,915

Changes in assets and liabilities:
Accounts receivable	29,908
Prepaid expenses	3,225
Other assets	54,847
Accounts payable	(143,514)
Provisions	282,196

Net cash used in operating activities	(398,930)

Cash flows from financing activities:
Parent Company Loans received	330,972
Parent Company Loans paid	(180,000)
Contribution from Parent Company received	109,000

Net cash provided by financing activities	259,972

Effect of exchange rate changes on cash and cash equivalents	95,793

Net decrease in cash and cash equivalents	(43,165)
Cash and cash equivalents, beginning of the period	212,116

Cash and cash equivalents, end of the period	$168,951

Supplemental cash flow information:
Cash paid for income taxes	$7,398

Non-cash financing activities:
Capitalization of Parent Company loans	$6,617,159

The accompanying notes are an integral part of these combined financial statements.

DeRemate Operations

Notes to Combined Financial Statement

for the ten-month period ended October 31, 2005

1. Nature of Business

Business operations

DeRemate.com, Inc., operated an online marketplace that enables practically anyone to trade almost anything in Latin America. The DeRemate.com, Inc.’s trading platform is a fully automated online service that is available 24 hours-a-day, seven-days-a-week. The DeRemate.com, Inc.’s platform supports a fixed price format in which sellers and buyers trade items at a fixed price established by sellers, and an auction format in which sellers list items for sale and buyers bid on items of interest.

DeRemate.com, Inc, conducted its business through 8 subsidiaries located in Argentina, Chile, Brazil, Colombia, Mexico, Peru, Uruguay and Venezuela.

Sale of operations

On November 10, 2005, Mercadolibre, Inc. acquired certain operations of DeRemate.com Inc., including all of the businesses and shares in the Brazil, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela subsidiaries (“DeRemate operations” or the “Company”). Mercadolibre, Inc. did not acquire the DeRemate.com Argentine and Chilean subsidiaries.

The accompanying financial statements combine DeRemate operations for the period from January 1 to October 31, 2005.

2. Summary of Significant Accounting Policies

Basis of presentation

The combined financial statements include the accounts of the acquired separate legal entities of DeRemate.com, Inc. and have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States of America. As explained below all of the separate legal entities have determined their local currency to be their functional currency. All significant intercompany transactions and balances have been eliminated.

Additionally, certain general corporate overheads and other expenses have been allocated by DeRemate.com, Inc. to the Company. Management believes such allocations are reasonable; however, the combined financial statements of DeRemate Operations may not be indicative of the Company’s future performance and do not necessarily reflect what its combined results of operations and cash flows would have been had the Company operated as a separate, stand-alone company during the period presented.

Use of estimates

The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

DeRemate Operations

Notes to Combined Financial Statement

for the ten-month period ended October 31, 2005

2. Summary of Significant Accounting Policies (Continued)

date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to accounting for allowance for doubtful accounts, depreciations and useful lives of property and equipment and contingencies. Actual results could differ from those estimates.

Cash and cash equivalents

All highly liquid investments with an original maturity of three months or less at the date of purchase, consisting primarily of certificates of deposit, are considered to be cash equivalents. Cash equivalents are stated at amortized cost plus accrued interest.

Concentration of credit risk

Cash, cash equivalents and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents are placed with financial institutions that management believes are of high credit quality. Accounts receivable are derived from revenue earned from customers located internationally. Accounts receivable balances are settled through customer credit cards and debit cards, with the majority of accounts receivable collected upon processing of credit card transactions. The Company maintains an allowance for doubtful accounts receivable based upon its historical experience. Historically, such losses have been within management expectations. However, unexpected or significant future changes in trends could result in a material impact to future statements of income or cash flows. Due to the relatively small dollar amount of individual accounts receivable, the Company generally does not require collateral on these balances. The allowance for doubtful accounts is recorded as a charge to operating expense.

During the ten-month period ended October 31, 2005, no customers accounted for more than 10% of net revenues. As of October 31, 2005, no customers accounted for more than 10% of net accounts.

Allowance for doubtful accounts

The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Allowances are based upon several factors including, but not limited to, historical experience and the current condition of specific customers.

Property and equipment, net

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Repairs and maintenance costs are expensed as incurred.

DeRemate Operations

Notes to Combined Financial Statement

for the ten-month period ended October 31, 2005

2. Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition

The Company’s net revenues are derived primarily from final value fees calculated as a percentage of the final sales transaction value and from optional feature fees; and to a much lesser extent, from online advertising.

Revenues are recognized when evidence of an arrangement exists, the fee is fixed or determinable, no significant obligation remains and collection of the receivable is reasonably assured.

Revenues related to final value fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when at least one buyer has bid above the seller’s specified minimum price or reserve price, whichever is higher, or at the seller’s specified fixed price at the end of the transaction term.

Revenues related to optional feature fees are recognized ratably over the estimated period of the auction.

Advertising revenues, which are principally derived from the sale of banners or sponsorship on the sites, are recognized as the impressions are delivered.

Advertising Costs

Advertising costs are expensed as incurred and totaled $518,886 for the ten-month period ended October 31, 2005.

Contribution from Parent Company

Contribution from Parent Company represents funds received from DeRemate.com Inc. (the “Parent Company”) for the purpose of financing the operations of the separate legal entities. As part of the financial support given to the separate legal entities, during the ten month period ended October 31, 2005, parent loans amounting to $6,617,159 were capitalized.

Comprehensive Loss

Comprehensive loss is comprised of two components, net loss and other comprehensive income, and defined as all other changes in equity of the Company that result from transactions other

DeRemate Operations

Notes to Combined Financial Statement

for the ten-month period ended October 31, 2005

2. Summary of Significant Accounting Policies (Continued)

than with shareholders. Other comprehensive income includes the cumulative translation adjustment relating to the translation of the financial statements of each separate legal entity.

Foreign Currency Translation

All of the separate legal entities have determined their local currency to be their functional currency. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year end exchange rates while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as part of other comprehensive income, a component of net investment. Gains and losses resulting from transactions denominated in non-functional currencies are recognized in earnings. Net foreign currency transaction losses are included in the combined statement of operations under the caption “Other income (expenses)” and amounted to $57,404 for the ten-month period ended October 31, 2005.

Income Taxes

Each separate legal entity is subject to income taxes in the country of origin. The Company accounts for income taxes following the liability method of accounting which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when, based on the available evidence, it is more likely than not that all or a portion of the Company’s deferred tax assets will not be realized. The Company’s income tax expense consists of taxes currently payable, if any, plus the change during the period in the Company’s deferred tax assets and liabilities.

3. Commitments and Contingencies

Litigation and Other Legal Matters

As of October 31, 2005 the Company had established reserves of $24,692 to cover some legal actions against the Company’s operations in Brazil. The Company’s legal counsel determined that it was probable that these actions would result in a negative ruling.

Other third parties have from time to time claimed, and others may claim in the future, that the Company was responsible for fraud committed against them, or that the Company has infringed their intellectual property rights. The underlying laws with respect to the potential liability of online intermediaries like the Company are unclear in the jurisdictions where the Company

DeRemate Operations

Notes to Combined Financial Statement

for the ten-month period ended October 31, 2005

3. Commitments and Contingencies (Continued)

operates. Management believes that additional lawsuits alleging that the Company has violated copyright or trademark laws could be filed against the Company. Intellectual property claims, whether meritorious or not, are time consuming and costly to resolve, could require expensive changes in the Company’s methods of doing business, or could require the Company to enter into costly royalty or licensing agreements. The Company may be subject to patent disputes, and be subject to patent infringement claims as the Company’s services expand in scope and complexity. From time to time, the Company is involved in other disputes or regulatory inquiries that arise in the ordinary course of business.

Other contingencies

As of October 31, 2005 the Company had reserved $147,300 against some tax contingencies identified in some of the separate legal entities, and no loss amount has been accrued over other tax contingencies for the aggregate amount of $278,168 because a loss is not considered probable or estimable.

* * * *

16,077,185 shares

Common stock

Prospectus

JPMorgan	Merrill Lynch & Co.

RBC CAPITAL MARKETS	Pacific Crest Securities

                    , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.

Until                     , 2007, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the costs and expenses to be paid by the Company in connection with the sale of the shares of common stock being registered hereby (other than underwriting discount). All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq Global Market filing fee.

Securities and Exchange Commission registration fee	$10,217
NASD filing fee	33,780
Nasdaq Global Market filing fee	5,000
Accounting fees and expenses	300,000
Legal fees and expenses	550,000
Road show expenses	150,000
Printing and engraving expenses	125,000
Blue sky fees and expenses	5,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	811,003
Total	$2,000,000

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, the Registrant’s Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering, includes a provisions that (i) eliminate, to the fullest extent permitted by the Delaware General Corporation Law, the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, and (ii) require the Registrant to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions.

As permitted by the Delaware General Corporation Law, the Amended and Restated Bylaws of the Registrant, which will become effective upon the closing of this offering, provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the Registrant may indemnify any other person as set forth in the Delaware General Corporation Law, and (iii) the rights conferred in the Amended and Restated Bylaws are not exclusive.

The Registrant intends to enter into Indemnification Agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s Amended and Restated Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

Reference is also made to Section 9 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant’s Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and the Indemnification Agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities arising under the Securities Act.

The Registrant, with approval by the Registrant’s Board of Directors, expects to obtain directors’ and officers’ liability insurance.

See also the undertakings set out in response to Item 17.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

EXHIBIT DOCUMENT	NUMBER
Form of Underwriting Agreement*	1.01
Form of Registrant’s Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering	3.01
Form of Registrant’s Amended and Restated Bylaws to be effective immediately upon the closing of this offering	3.02
Form of Indemnification Agreement	10.01

*	To be supplied by amendment.

Item 15. Recent sales of unregistered securities.

The following table sets forth the securities sold by us since January 1, 2004.

Individual or group name	Type of securities	Date of sale	Number of shares	Total consideration
Company employees	Class A Common Stock	January 1, 2004 to July 12, 2007	1,372,379	$75,090.49

All sales of common stock made pursuant to the exercise of stock options granted under the Amended and Restated 1999 Stock Option and Restricted Stock Plan to Registrant’s officers, directors, employees and consultants were made in reliance on Rule 701 under the Securities Act or on Section 4(2) of the Securities Act.

Item 16. Exhibits and financial statement schedules.

(a)	The following exhibits are filed herewith:

The attached Exhibit Index is incorporated by reference herein.

(b)	Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto included as part of the prospectus.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 27 day of July, 2007.

MERCADOLIBRE, INC.

By:	/s/ Marcos Galperín
Marcos Galperín Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Marcos Galperin Marcos Galperín	Chief Executive Officer and Director (Principal Executive Officer)	July 27, 2007

/s/ Nicolás Szekasy Nicolás Szekasy	Chief Financial Officer (Principal Financial and Accounting Officer)	July 27, 2007

* Nicolás Galperín	Director	July 27, 2007

* Marcos Clutterbuck	Director	July 27, 2007

* Michael Spence	Director	July 27, 2007

* Alberto Delgado	Director	July 27, 2007

* Timothy Kingston	Director	July 27, 2007

* Gerardo Rosenkranz	Director	July 27, 2007

*By /s/ Marcos Galperín		July 27, 2007
Attorney-in-fact

EXHIBIT NUMBER	EXHIBIT TITLE
1.01	Form of Underwriting Agreement*.
2.01	Stock Purchase Agreement, dated as of November 10, 2005, by and among DeRemate.com, Inc., S.A. La Nacion, Hispanoamerican Educational Investments BV, Hammer.com, LLC, and MercadoLibre, Inc.***
2.02	Asset Purchase Agreement, dated as of November 10, 2005, by and among Hammer.com, LLC, MercadoLibre, Inc., DeRemate.com, Inc., S.A. La Nacion and Hispanoamerican Educational Investments BV.***
3.01	Form of Registrant’s Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering.**
3.02	Form of Registrant’s Amended and Restated Bylaws to be effective immediately upon the closing of this offering.**
4.01	Form of Specimen Certificate for Registrant’s Common Stock.*
4.02	Second Amended and Restated Registration Rights Agreement, dated September 24, 2001, by and among the Registrant and the investors named therein.**
5.01	Opinion of Hunton & Williams LLP regarding legality of the securities being registered.*
10.01	Form of Indemnity Agreement entered into by Registrant with each of its directors and executive officers.***
10.02	Quota Purchase Agreement, dated as of September 24, 2001 among the Registrant, Marcos Eduardo Galperín, Matthew Bannick and eBay Inc.***
10.03	Lease Agreement, dated as of March 31, 2007, between Curtidos San Luis S.A. and MercadoLibre S.A.***
10.04	Lease Agreement, dated as of March 31, 2005, between Curtidos San Luis S.A. and MercadoLibre S.A.**
10.05	Concession Contract, dated as February 7, 2007, between Border’s Parking S.R.L. and MercadoLibre S.A.**
10.06	Property Lease Agreement, dated June 28, 2005, between MercadoLivre.com Atividades de Internet Ltda. and KW Radar Construtora e Incorporadora Ltda.**
10.07	Property Lease Agreement, dated as of November 1, 2004, between MercadoLivre.com Atividades de Internet Ltda. and Barros e Spitaletti Empreendimentos Ltda.**
10.08	Loan and Security Agreement, dated as of November 2, 2005, by and between eBay Inc. and the Registrant.***
10.09	Strategic Alliance Agreement, dated as of September 24, 2001, by and between eBay Inc. and the Registrant.***
10.10	Management Incentive Bonus Plan of the Registrant.***
10.11	Amended and Restated 1999 Stock Option and Restricted Stock Plan***
10.12	Employment Agreements with Directors and Officers.***
21.01	List of Subsidiaries.**
23.01	Consent of Hunton & Williams LLP (included in Exhibit 5.01).*
23.02	Consent of Price Waterhouse & Co., S.R.L. member firm of PricewaterhouseCoopers, independent accountants.
24.01	Power of attorney (included on signature page to the Registration Statement on Form S-1 of MercadoLibre, Inc. filed on May 11, 2007.)

*	To be supplied by amendment.
**	Included in the Registration Statement on Form S-1 of MercadoLibre, Inc. filed on May 11, 2007.
***	Included in the Amendment No. 1 to the Registration Statement on Form S-1 of MercadoLibre, Inc. filed on July 13, 2007.